
10013540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to .

COMMISSION FILE NUMBER: 001-33461


SEC MAIL
RECEIVED
PROCESSING
OCT 08 2010
WASH. D.C.
193
SECTION

Solera Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**26-1103816**
(State or other jurisdiction of incorporation organization)	**(I.R.S. Employer Identification No.)**

15030 Avenue of Science, San Diego, CA 92128
(Address of principal executive offices) (Zip Code)

(858) 724-1600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that it was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $1,668,000,000 as of December 31, 2009 (based upon the closing sale price on The New York Stock Exchange for such date). For this purpose, all shares held by directors, executive officers and stockholders beneficially owning five percent or more of the registrant's common stock have been treated as held by affiliates.

The number of shares of the registrant's common stock outstanding as of August 20, 2010 was 70,063,826.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be delivered to stockholders in connection with registrants 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are identified by the use of terms and phrases such as "anticipate" "believe" "could" "estimate" "expect" "intend" "may" "plan" "predict" "project" and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies and include, but are not limited to, statements about: increase in customer demand for our software and services; growth rates for the automobile insurance claims industry; growth rates for vehicle purchases; customer adoption rates for automated claims processing software and services; increases in customer spending on automated claims processing software and services; efficiencies resulting from automated claims processing; development or acquisition of claims processing products and services in areas other than automobile insurance; our relationship with insurance company customers as they continue global expansion; revenue growth resulting from the launch of new software and services; improvements in operating margins resulting from operational efficiency initiatives; increased utilization of our software and services resulting from increased severity; our expectations regarding the growth rates for vehicle insurance; changes in the amount of our existing unrecognized tax benefits; our revenue mix; our income taxes; restructuring plans, potential restructuring charges and their impact on our revenues; our operating expense growth and operating expenses as a percentage of our revenues; stability of our development and programming costs; growth of our selling, general and administrative expenses; decrease of total depreciation and amortization expense; decrease in interest expense and possible impact of future foreign currency fluctuations; our use of cash and liquidity position going forward; and cash needs to service our debt.

Actual results could differ materially from those projected, implied or anticipated by our forward-looking statements. Some of the factors that could cause actual results to differ include: those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Annual Report on Form 10-K.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this Annual Report on Form 10-K to reflect events or circumstances after the date hereof. You are advised, however, to consult any further disclosures that we make on related subjects in our Quarterly Reports on Form 10-Q and Periodic Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC"). You also should read the section titled "Use of Estimates" included in Note 2 of Notes to Consolidated Financial Statements included pursuant to Item 8 of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

General

Our operations began in 1966, when Swiss Re Corporation founded our predecessor, the Claims Services Group ("CSG"). Solera Holdings, LLC was founded in March 2005 by Tony Aquila, our Chairman of the Board, Chief Executive Officer and President, and affiliates of GTCR Golder Rauner II, L.L.C. ("GTCR"), a private equity firm. In April 2006, subsidiaries of Solera Holdings, LLC acquired CSG from Automatic Data Processing, Inc. ("ADP") for approximately $1.0 billion (the "CSG Acquisition"). Prior to the CSG Acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

In connection with our initial public offering in May 2007, we converted from Solera Holdings, LLC, a Delaware limited liability company, into Solera Holdings, Inc., a Delaware corporation, and all of the Class A Common Units and Class B Preferred Units of Solera Holdings, LLC were converted into shares of our common stock.

In November 2008, we completed a secondary public offering of 4.5 million shares of our common stock, raising $86.0 million in net proceeds which was used in the purchase of the outstanding share capital of HPI, Ltd. ("HPI") in December 2008. In fiscal year 2009, we acquired 100% of the outstanding share capital of HPI from a subsidiary of Aviva Plc., the leading provider of used vehicle validation services in the United Kingdom for an initial cash payment of £67.1 million ($103.3 million), a subordinated note payable with a principal amount of £11.3 million ($17.0 million at June 30, 2010), and contingent cash consideration of up to £4.8 million if HPI achieves certain financial performance targets, of which £1.2 million ($1.8 million) was earned and paid in fiscal year 2010 and the remaining up to £3.6 million ($5.4 million at June 30, 2010) is payable, if earned, in fiscal years 2011 and 2012. The acquisition of HPI allows us to enhance our delivery of decision support data and software applications to our customers. In fiscal year 2009, we also acquired UC Universal Consulting Software GmbH, a leading provider of software and services to collision repair facilities in Germany, and Inpart Servicos Ltda., a leading electronic exchange for the purchase and sale of vehicle replacement parts in Brazil and other markets in Mexico.

In fiscal year 2010, we acquired an 85% ownership interest in AUTOonline GmbH In-formationssysteme ("AUTOonline"), a German limited liability company and provider of an eSalvage vehicle exchange platform in several European countries and Mexico, for cash payments totaling €59.5 million ($86.8 million). We have the right to acquire from the minority owners and the minority owners have the right to sell to us the remaining capital stock of AUTOonline. The acquisition of AUTOonline allows us to extend our core offering to include the disposition of salvage vehicles. In fiscal year 2010, we also acquired GTLDATA GmbH, the leading assessor management system provider in Austria, and Market Scan Holding B.V., a leading data analytics and software company serving the Dutch insurance industry.

The terms "we," "us," "our," "our company" and "our business" collectively refer to: (1) the combined operations of CSG for periods prior to the CSG Acquisition, (2) the consolidated operations of Solera Holdings, LLC for the periods following the CSG Acquisition and prior to the completion of our corporate reorganization in May 2007 and (3) the consolidated operations of Solera Holdings, Inc. as of and following the corporate reorganization in May 2007. Our fiscal year ends on June 30 of each year. Fiscal years are identified in this Annual Report on Form 10-K according to the calendar year in which they end. For example, the fiscal year ended June 30, 2010 is referred to as "fiscal year 2010."

Our Company

We are the leading global provider of software and services to the automobile insurance claims processing industry. We also provide products and services that complement our insurance claims processing software and services, including used vehicle validation, fraud detection software and services and disposition of salvage vehicles. Our automobile insurance claims processing customers include insurance companies, collision repair facilities, independent assessors and automotive recyclers. We help our customers:

- estimate the costs to repair damaged vehicles and determine pre-collision fair market values for damaged vehicles for which the repair costs exceed the vehicles' value;
- automate and outsource steps of the claims process that insurance companies have historically performed internally; and
- improve their ability to monitor and manage their businesses through data reporting and analysis.

As of June 30, 2010, we served over 75,000 customers and were active in more than 50 countries with approximately 2,200 employees. Our customers include more than 1,500 automobile insurance companies, 38,000 collision repair facilities, 7,500 independent assessors and 27,000 automotive recyclers and auto dealers. We derive revenues from many of the world's largest automobile insurance companies, including eight of the ten largest automobile insurance companies in Europe and nine of the ten largest automobile insurance companies in North America.

The Automobile Insurance Claims Process

An overview of the automobile insurance claims process and its complexities provides a framework for understanding how our customers can derive value from our software and services. The automobile insurance claims process generally begins following an automobile collision and consists of the following steps:

First Notice of Loss

- The policyholder initiates the claim process with the insurance company.
- The insurance company assigns the claim to an assessor and/or a collision repair facility.

Investigation

- The assessor conducts interviews, examines photos and reviews police reports.
- The insurance company, assessor or collision repair facility estimates the cost to repair the vehicle.
- In the case of a heavily damaged vehicle, the assessor or collision repair facility may request a pre-accident vehicle valuation.

Evaluation

- The insurance company reviews the estimate and/or pre-accident valuation and confirms the results of the investigation.
- The insurance company may request additional information and/or require follow-up investigation.

Decision

- The insurance company determines whether the vehicle should be repaired or declared a total loss.
- Based on its evaluation, the insurance company determines who is liable for the claim and the repair or total loss amount it intends to pay.

Settlement

- The insurance company notifies the policyholder or the collision repair facility of the amount it intends to pay.
- The policyholder or collision repair facility may negotiate the final payment amount with the insurance company.

Vehicle Repair	•	The collision repair facility repairs the vehicle if it is not a total loss.
	•	The collision repair facility purchases replacement parts from original equipment manufacturers, or OEMs, aftermarket parts makers or automotive recyclers.
	•	Further revisions to the claim payment amount may occur if additional damage or cost savings are identified.
Payment	•	The insurance company pays the policyholder or the collision repair facility.

Each of these steps consists of multiple actions requiring significant and complex interaction among several parties. For example, the investigation step generally involves insurance companies, assessors, collision repair facilities and automotive recyclers and includes conducting interviews, taking and examining photographs, obtaining and reviewing police reports and estimating repair costs. When performed manually, many of these tasks, such as the mailing of vehicle photographs or the estimating of vehicle repair costs, can be time-consuming. In addition, without an efficient means of communication that facilitates real-time access to data, claim-related negotiations can result in substantial delays and unnecessary costs.

The Automobile Insurance Claims Processing Industry

The primary participants in the automobile insurance claims processing industry with whom we do business are automobile insurance companies, collision repair facilities, independent assessors and automotive recyclers. We believe that our business is affected by trends associated with each of the following:

Automobile Insurance Industry

We estimate that the global automobile insurance industry processes more than 100 million claims each year, representing approximately $150 billion in repair costs. We believe the industry is relatively concentrated with a number of large automobile insurance companies accounting for the majority of global automobile insurance premiums. In the U.S., of the approximately 320 companies offering automobile insurance, the twenty largest providers accounted for over 80% of all automobile insurance premiums in 2009.

In 2008, U.S. non-life insurance premiums, which includes premiums for lines of insurance in addition to automobile insurance, declined by approximately 1.5% to $441 billion; globally, non-life insurance premiums grew by 5.5% to $1.8 trillion.

Collision Repair Industry

The collision repair industry is highly fragmented. We estimate there are approximately 100,000 collision repair facilities in our markets. The operating costs of these facilities have increased substantially over the past decade due to continued increases in vehicle diagnostic and repair technologies and changes in environmental regulations. In addition, collision repair facilities have increasingly established preferred relationships with insurance companies. These arrangements, known in the U.S. as direct repair programs, allow collision repair facilities to generate increased repair volumes through insurance company referrals. Insurance companies benefit by establishing a trusted network of collision repair facilities across which they can negotiate labor rates and implement standard procedures and best practices. Insurance companies often require collision repair facilities to use specified automated claims processing software and related services to participate in their programs. We believe the combination of these factors will increase demand for software and services that help collision repair facilities manage their workflow and increase their efficiency.

Independent Assessors

Independent assessors are often used to estimate vehicle repair costs, particularly where automobile insurance companies have chosen not to employ their own assessors or do not have a sufficient number of employee assessors and where governments mandate the use of independent assessors.

In some markets, we believe changing government regulations and improved claims technology will result in a decrease in the number of independent assessors. However, in other markets, insurance companies are reducing their employee assessor staff to contain costs, which we believe will lead to a growth in the number of independent assessors. We believe the combination of these offsetting factors will result in a modest overall increase in the number of independent assessors and, therefore, the demand for automobile insurance claims processing software and services.

Automotive Recycling Industry

The automotive recycling industry is highly fragmented with over $25 billion in estimated U.S. annual sales by over 7,000 independent salvage and recycling facilities. Participants in the automotive recycling industry are a valuable source of economical and often hard-to-find used vehicle replacement parts. In addition, this industry has become more sophisticated and technology-driven in order to keep pace with innovations in vehicle technology. Additionally, insurance companies are increasingly mandating the use of aftermarket and recycled parts to lower the costs to repair damaged vehicles. We believe these factors will result in increased demand for automobile insurance claims processing software and services, as automotive recyclers seek to manage their workflows, maximize the value of their inventories and increase efficiency.

Key Drivers of Automobile Insurance Claims Processing Demand

We believe that the principal drivers of demand for our software and services are:

Inefficiencies in the Automobile Insurance Claims Process

Claims Process Fragmentation. The automobile insurance claims process involves many parties and consists of many steps, which are often managed through paper, fax and other labor intensive processes. By simplifying and streamlining the claims process, insurance companies can process claims faster and reduce costs.

Unequal Access to Information. Collision repair facilities typically have more information about vehicles in their shops than do insurance companies who often must make their damage estimates remotely or with limited information. Through access to detailed information about vehicle damage and replacement costs, insurance companies can more accurately estimate fair settlement values and reduce overpayment on claims.

Disparate Claims Data. Claims-related data generated by automobile insurance companies often is not stored, shared with other parties or captured in a format that is easily transferable to other applications. This, combined with the inability to transfer and manipulate data easily across multiple applications, hinders comparisons of repairs and claims. Increased access to data from industry participants generates more accurate repair estimates and allows automobile insurance companies to identify top-performing collision repair facilities.

Conflicting Interests of Industry Participants. Collision repair facilities benefit from high repair costs, which increase their revenues. Conversely, insurance companies benefit from low repair costs, which reduce their expenses. This conflict can result in high settlement costs and delays. Repair cost estimates that rely on common data sources can reduce these costs and delays.

Inefficient Collision Repair Facility Workflow. Many collision repair facilities manage their complex workflows manually or without specialized software. Manual workflow management leads to increased processing time, higher costs and more errors, problems that generally intensify as a facility grows. With claims processing software and services, collision repair facilities can more effectively manage their workflows and obtain detailed part availability and pricing information.

Growth in the Automobile Insurance Claims Industry

Growth in the Number of Worldwide Vehicles. According to industry sources, global vehicle sales declined by approximately 8.7% in calendar year 2009 to 63.9 million vehicles and are expected to increase in calendar year 2010 by approximately 5.6% to 67.5 million units. As the number of insured vehicles on the road continues to expand, we believe the need for automobile insurance claims processing products and services will continue to grow to handle increased claims activity.

In some insurance markets, such as North America and Western Europe, automobile insurance is generally government-mandated and automated claims processing is widespread. Automobile insurance companies achieve growth in these highly competitive markets by gaining additional market share, and generally compete on price and quality of policyholder service. To remain competitive, insurance companies increasingly seek additional automated claims processing products and services to minimize costs and improve policyholder service.

In other markets, such as Eastern Europe, Latin America, China and India, automobile insurance companies are growing primarily due to an increase in the number of vehicles and emerging government regulations or vehicle financing conditions that require vehicles to be insured. Many automobile insurance companies in these markets process claims manually, presenting significant opportunities for them to increase their operational efficiencies by automating claims processing.

Adoption of Automated Claims Processing Software and Services. Many markets have only recently begun to adopt automated claims processing software and services to reduce inefficiencies. We anticipate that increased adoption of automated claims processing software and services in these markets will be a key driver of our growth.

The cost of automated claims processing software and services generally represents a relatively small portion of automobile insurance companies' claims costs. We believe automobile insurance companies will increase their spending on automated claims processing software and services because incremental investments can result in significant cost reductions.

Our Software and Services

Our software and services can be organized into five general categories: estimating and workflow software, salvage, salvage disposition and recycling software, business intelligence and consulting services and other. The majority of our customers access our software and services through a standard Web browser utilizing a "software on demand" model. By subscribing to our services, our customers can reduce upfront investments in software, hardware, implementation services and IT staff that they would typically make with traditional software solutions. Key benefits of our platform include a secure, scalable and reliable delivery platform, and total lower cost of ownership.

Estimating and Workflow Software

Our core offering is our estimating and workflow software. Our estimating and workflow software helps our customers manage the overall claims process, estimate the cost to repair a damaged vehicle, and calculate the pre-collision fair market value of a vehicle. Key functions of our estimating and workflow software include:

- capturing first notice of loss information
- assigning, managing and monitoring claims and claim-related events
- accessing and exchanging claims-related information
- calculating, submitting, tracking and storing repair and total loss estimates
- reviewing, assessing and reporting estimate variations based upon pre-set rules
- routing shop estimates for manual review
- scheduling repairs

Salvage, Salvage Disposition and Recycling Software

Our salvage, salvage disposition and recycling software helps automotive recyclers manage their inventories in order to facilitate the location, sale and exchange of vehicle parts for use in the repair of a damaged vehicle. Key functions of our salvage, salvage disposition and recycling software include:

- managing inventory
- connecting to collision repair facilities to facilitate the use of recycled parts in the repair of a damaged vehicle
- locating vehicle parts by price, year, model and/or geographic area
- determining the interchangeability of automobile parts across vehicle models
- exchanging vehicle parts with other recyclers
- determining vehicle residual values, in combination with subsequent sales and purchase options
- optimizing proceeds from the sale of salvage vehicles
- preparing invoices and managing accounts receivable
- generating management reports
- facilitating the offer and sale of salvage vehicles among buyers and sellers

Business Intelligence and Consulting Services

Our business intelligence and consulting services help our insurance company customers monitor and assess their performance through customized data, reports and analyses. Key elements of our business intelligence and consulting services include:

- analyzing claims amounts and payments
- creating customized statistical reports on claims data and activity
- measuring our customers' performance against industry standards
- monitoring key performance indicators, such as alternative parts utilization in the repair process and repair cycle time

Other

We provide other services and products to our customers, which include leasing hardware for use with our software, training and call center technical support services. We also offer services that allow our customers to access operational and technical support in times of high demand following natural disasters.

We also provide products and services that complement our automobile insurance claims processing software and services, including:

- In the United Kingdom, we provide private car buyers, car dealers, finance houses and the insurance industry with access to information on all registered vehicles in the United Kingdom. Through our databases, we can inform a customer if a vehicle has outstanding car finance, is recorded as stolen or has previously been written-off. Through our access to the National Mileage Register, the United Kingdom's largest database of mileages, we can alert car buyers and dealers to potential mileage discrepancies.
- In Brazil and Mexico, we provide an electronic exchange for the purchase and sale of vehicle replacement parts.
- In the Netherlands, we provide data analytics to insurance companies and brokers.

Our Databases

At the core of our software and services are our proprietary databases. Each of our databases has been adapted for use in our local markets. We have invested over $200 million in the last ten years to maintain and expand our proprietary databases. Our primary databases include our repair estimating database, our total loss database, our claims database and our salvage parts databases.

Repair Estimating Database. We have created our repair estimating database over 43 years through the development, collection, organization and management of automobile-related information. The data in this database enables our customers to estimate the cost to repair a damaged vehicle. This database:

- contains detailed cost data for each part and the required labor operations needed to complete repairs on over 4,500 vehicle types
- covers over 98% of the vehicle models in our core markets
- includes vehicles data dating back to 1970
- includes over 8.5 million parts for vehicles with multiple model years, editions, option packages and country-specific variations
- includes over 30 million aftermarket parts
- includes over 2.4 million graphics

We update this database with data provided to us by third parties, including original equipment manufacturers, or OEMs, and aftermarket part suppliers, and automotive recyclers, along with data we develop through our proprietary analyses of local labor repair times and damage repair techniques. The quality and accuracy of the database, which are very important to each of our customers, are continuously monitored and maintained using rigorous quality control processes, which include updating over 2.5 million data records every month.

Total Loss Database. Our total loss database helps our customers determine the pre-collision fair market values of vehicles that have been damaged beyond the point where repair is economically feasible, as well as the amounts they pay policyholders for total losses. Additionally, our employees use this database to provide total loss valuation services to our customers. This database has been designed to accurately reflect the local fair market value of a vehicle rather than simply delivering a market value based on national or regional averages. Each year, we collect more than 180 million "for sale" and "sold" vehicle records from over 10,000 automobile dealer sources, which we have combined with local market purchase and sale data collected from over 3,500 different sources, including websites, local newspapers, magazines and private listings. We update this database by incorporating nearly three million data records per week which include the latest vehicle purchase and sale information including specific models, option packages, vehicle condition and mileage.

Claims Database. Our claims database enables our customers to evaluate their internal claims process performance, as well as measure the performance of their business partners. Our employees also use this database to provide consulting services to our customers and develop new software and services. Customers use this database to benchmark their performance against their local peer group through detailed analyses of comprehensive industry data. Compiled over the past 15 years, this database contains approximately two billion data records representing over 100 million automobile repair claims and over $200 billion in claims payments. We update this database by incorporating approximately 200,000 additional repair estimates every week.

Salvage Parts Databases. Our salvage parts databases contain data on approximately 145 million automobile parts through a network of approximately 3,000 automotive recyclers. These databases are used by our customers to quickly find locally available automobile parts and identify interchangeable parts across different vehicles.

Our primary databases relating to our salvage disposition and other products and services include our salvage vehicle database and vehicle validation database.

Salvage Vehicle Database. Our salvage vehicle database helps our customers buy, sell and estimate the value of salvage vehicles. Through our eSalvage exchange, our customers list approximately one million salvage vehicles for sale and more than 3,000 bidders enter approximately five million bids for the purchase of salvage vehicles each year.

Vehicle Validation Database. Our vehicle validation database supports the previously owned car market in the United Kingdom by providing private car buyers, car dealers, finance companies and the insurance industry with access to information on all vehicles registered in the United Kingdom. By using our vehicle validation database, customers can verify who the owner is, whether there is a finance-related lien, whether the vehicle has been recorded as stolen or if it has been declared a total loss by an insurance company. We acquire data from a number of public and private data sources including the GB Driver and Vehicle Licensing Agency, motor dealers and manufacturers and finance and insurance companies. The database contains information on approximately 90 million vehicles (including 35 million vehicles currently licensed for use in the United Kingdom) and approximately 135 million mileage readings. The database is updated daily, weekly or periodically depending on the specific data element and its source.

Our Global Operations

We are active in more than 50 countries on six continents. We manage our business operations through two reportable segments: EMEA and Americas.

Our EMEA reportable segment accounted for approximately 67% of our revenues during fiscal year 2010. EMEA comprises our activities in over 35 countries in Europe, the Middle East, Africa, Asia and Australia.

Our Americas reportable segment accounted for approximately 33% of our revenues during fiscal year 2010. Americas comprises our activities in over 15 countries in North, Central and South America.

The table below sets forth the revenues we derived from the following geographic areas during each of the previous three fiscal years:

	Fiscal Years Ended June 30,		
	2010	2009	2008
		(in thousands)	
United States	$140,607	$145,898	$147,875
United Kingdom	95,178	70,368	57,819
Germany	73,854	55,384	52,450
Rest of Europe (excluding United Kingdom and Germany)	240,256	206,957	203,773
Other	81,453	79,084	77,936

Sales and Marketing

As of June 30, 2010, our sales and marketing staff included 292 full-time professionals. Our sales and marketing personnel identify and target specific sales opportunities and manage customer relationships. They also design and plan launch strategies for new software and services, and plan and facilitate customer conferences and tradeshows. Our country managers are also involved in the sales and marketing process, though they are not counted as full-time sales professionals.

Customer Support and Training

We believe that providing high quality customer support and training services is critical to our success. As of June 30, 2010, we had 360 full-time customer support and training personnel, who provide telephone support, as well as on- and off-site implementation and training. Our customer support and training staff generally consists of individuals with expertise in both our software and services and in the automobile insurance and/or collision repair industries.

Software and Database Development

We devote significant resources to the continued development of our software and databases. We have created sophisticated processes and tools to achieve high-quality software development and data accuracy. Our ability to maintain and grow our leading position in the automobile insurance claims processing industry is dependent upon our ability to enhance and broaden the scope of our software and services, as well as continuing to expand and improve our repair estimating, total loss, claims and parts salvage databases. We often collaborate with our customers in the development process to focus on addressing their specific needs. We then incorporate what we have learned from our customers' workflow experiences and needs to deliver quality, workflow-oriented software and services to the marketplace quickly. We believe these efforts provide a significant competitive advantage in the development of new software and services.

As of June 30, 2010, our software development staff consisted of 473 full-time professionals across six international software development centers and our database staff consisted of 326 full-time professionals across five international database development centers.

Competition

We compete primarily on the value and functionality of our software and services, the integrity and breadth of our data, customer service and price. The competitive dynamics of the global automobile insurance claims processing industry vary by region, and our competitors are present in a subset of markets in which we operate. In Europe, our largest competitors include DAT GmbH, EurotaxGlass' Group and GT Motive Einsa Group, with whom we compete in multiple countries. In North America, our largest competitors include CCC Information Services Inc. in the U.S. and Mitchell International Inc. in the U.S. and Canada. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our complementary products and services. For example, Experian® is our principal competitor in the United Kingdom in the vehicle validation market, and car.tv is our principal competitor in Germany in the online salvage vehicle disposition market.

Intellectual Property and Licenses

We enter into license agreements with our customers, granting each customer a license to use our software and services while ensuring the protection of our ownership and the confidentiality of the embedded information and technology contained in our software. As a general practice, employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

We own registered trademarks and service marks that we use in connection with our software and services, including their advertising and marketing. For example, our trademark Audatex is registered in over 50 countries.

We license much of the data used in our software and services through short-term contracts with third parties, including OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities, to whom we pay royalties.

Employees

As of June 30, 2010, we had 2,202 associates, including 1,380 employees in our EMEA reportable segment, 796 employees in our Americas reportable segment, and 26 employees in corporate roles. None of our employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Available Information

Our Internet website address is www.solerainc.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website and the information contained or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

In addition to the cautionary statement regarding forward-looking statements included above in this Annual Report on Form 10-K, we also provide the following cautionary discussion of risks and uncertainties relevant to our business. These risks and uncertainties, as well as other factors that we may not be aware of, could cause our actual results to differ materially from expected and historical results and could cause assumptions that underlie our business plans, expectations and statements in this Annual Report on Form 10-K to be inaccurate.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in volume from, any of these customers would harm our financial results.

We derive a substantial portion of our revenues from sales to large insurance companies. During fiscal year 2010, we derived 12.8% of our revenues from our ten largest insurance company customers. The largest three of these customers accounted for 2.4%, 1.9% and 1.9%, respectively, of our revenues during this period. A loss of one or more of these customers would result in a significant decrease in our revenues, including the business generated by collision repair facilities associated with those customers. During fiscal year 2009, a U.S. insurance company customer representing 1.2% of revenues during fiscal year 2009 transitioned our services to another provider after providing notice in fiscal year 2008. Furthermore, many of our arrangements with European customers are terminable by them on short notice or at any time. In addition, disputes with customers may lead to delays in payments to us, terminations of agreements or litigation. Additional terminations or non-renewals of customer contracts or reductions in business from our large customers would harm our business, financial condition and results of operations.

Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

The markets for our automobile insurance claims processing software and services are highly competitive. In the U.S., our principal competitors are CCC Information Services Inc. and Mitchell International Inc. In Europe, our principal competitors are EurotaxGlass's Group, DAT GmbH and GT Motive Einsa Group. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our complementary products and services. For example, Experian® is our principal competitor in the United Kingdom in the vehicle validation market, and car.tv is our principal competitor in Germany in the online salvage vehicle disposition market. If one or more of our competitors develop software or services that are superior to ours or are more effective in marketing their software or services, our market share could decrease, thereby reducing our revenues. In addition, if one or more of our competitors retain existing or attract new customers for which we have developed new software or services, we may not realize expected revenues from these new offerings, thereby reducing our profitability.

Some of our current or future competitors may have or develop closer customer relationships, develop stronger brands, have greater access to capital, lower cost structures and/or more attractive system design and operational capabilities than we have. Consolidation within our industry could result in the formation of competitors with substantially greater financial, management or marketing resources than we have, and such competitors could utilize their substantially greater resources and economies of scale in a manner that affects our ability to compete in the relevant market or markets. As a result of consolidation, our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, expand into new markets, hire away our key employees, change or limit access to key information and systems, take advantage of acquisition or other strategic opportunities more readily and develop and expand their product and service offerings more quickly than we can. In addition, our competitors may form strategic or exclusive relationships with each other and with other companies in attempts to compete more successfully against us. These relationships may increase our competitors' ability, relative to ours, to address customer needs with their software and service offerings, which may enable them to rapidly increase their market share.

Moreover, many insurance companies have historically entered into agreements with automobile insurance claims processing service providers like us and our competitors whereby the insurance company agrees to use that provider on an exclusive or preferred basis for particular products and services and agrees to require collision repair facilities, independent assessors and other vendors to use that provider. If our competitors are more successful than we are at negotiating these exclusive or preferential arrangements, we may lose market share even in markets where we retain other competitive advantages.

In addition, our insurance company customers have varying degrees of in-house development capabilities, and one or more of them have expanded and may seek to further expand their capabilities in the areas in which we operate. Many of our customers are larger and have greater financial and other resources than we do and could commit significant resources to product development. Our software and services have been, and may in the future be, replicated by our insurance company customers in-house, which could result in our loss of those customers and their associated repair facilities, independent assessors and other vendors, resulting in decreased revenues and net income.

The time and expense associated with switching from our competitors' software and services to ours may limit our growth.

The costs for an insurance company to switch providers of claims processing software and services can be significant and the process can sometimes take 12 to 18 months to complete. As a result, potential customers may decide that it is not worth the time and expense to begin using our software and services, even if we offer competitive and economic advantages. If we are unable to convince these customers to switch to our software and services, our ability to increase market share will be limited, which could harm our revenues and operating results.

Our operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

We derive most of our revenues, and incur most of our costs, including a portion of our debt service costs, in currencies other than the U.S. dollar, mainly the Euro. In our historical financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for our statement of operations and certain components of stockholders' equity and the exchange rate at the end of that period for the balance sheet. These translations resulted in a net foreign currency translation adjustment of $(64.5) million and $(38.0) million for fiscal years 2010 and 2009, respectively. These amounts are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2009:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter ended September 30, 2008	$1.51	$1.90
Quarter ended December 31, 2008	1.32	1.58
Quarter ended March 31, 2009	1.31	1.44
Quarter ended June 30, 2009	1.36	1.55
Quarter ended September 30, 2009	1.43	1.64
Quarter ended December 31, 2009	1.48	1.63
Quarter ended March 31, 2010	1.39	1.56
Quarter ended June 30, 2010	1.28	1.49

During fiscal year 2010 as compared to fiscal year 2009, the U.S. dollar weakened against many of the major foreign currencies we use to transact our business. Relative to the Euro, the average U.S. dollar weakened by 1.4%, which increased our expenses and increased our revenues for the 2010 fiscal year relating to the Euro markets in which we transact business. In contrast, the average U.S. dollar strengthened against the Pound Sterling by 2.0%, which decreased our expenses and decreased our revenues for fiscal year 2010 relating to the United Kingdom. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a $24.5 million decrease or increase, as the case may be, to our revenues during fiscal year 2010.

We currently do not hedge our exposure to foreign currency risks. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively.

Further fluctuations in exchange rates against the U.S. dollar could decrease our revenues and associated profits and, therefore, harm our future operating results.

Current uncertainty in global economic conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic conditions, which have deteriorated significantly in many countries where our products and services are sold, and may remain depressed for the foreseeable future. These conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and could cause our customers and potential customers to slow, reduce or refrain from spending on our products. In addition, external factors that affect our business have been and may continue to be impacted by the global economic slowdown. Examples include:

- Automobile Usage—Number of Miles Driven: In fiscal year 2009, the number of miles driven in the United States and several of our large western European markets declined due to higher gasoline prices and difficult economic conditions. In fiscal year 2010, the number of miles driven in the United States increased slightly versus fiscal year 2009. Fewer miles driven can result in fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- Number of Insurance Claims Made: In fiscal year 2009, the number of insurance claims for vehicle damage submitted by owners to their insurance carriers has declined slightly in several of our markets, including some of our large western European markets. We do not know whether the decline in the number of claims made is a result of fewer accidents, other factors, such as vehicle owners' reluctance to pay the insurance policy deductible for vehicle repair, or a combination of factors. The number of insurance claims made in fiscal year 2010 increased slightly versus fiscal year 2009. Fewer claims made can reduce the transaction-based fees that we generate.
- Sales of New and Used Vehicles: According to industry sources, global vehicle sales declined by approximately 8.7% in calendar year 2009 to 63.9 million units; and global vehicle sales are expected to increase in calendar year 2010 by approximately 5.6% to 67.5 million units. Fewer new light vehicle sales can result in fewer insured vehicles on the road and fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- Used Vehicle Retail and Wholesale Values: Declines in retail and wholesale used vehicle values can impact vehicle owner and insurance carrier decisions about which damaged vehicles should be repaired and which should be declared a total loss. The lower the retail and wholesale used vehicle values, the more likely it is that a greater percentage of automobiles are declared a total loss versus a partial loss. The fewer number of vehicles that owners and insurance carriers decide to repair can reduce the transaction-based fees that we generate for partial-loss estimates, but may have a beneficial impact on the transaction-based fees that we generate for total-loss estimates.

While we believe that results from operating in certain of our markets showed early signs of economic improvement towards the end of fiscal year 2010, we cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or in particular economic markets. These and other economic factors could have a material adverse effect on demand for or utilization of our products and on our financial condition and operating results.

We may engage in acquisitions, joint ventures, dispositions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business or results of operations.

Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and are likely to continue to address the need to introduce new products both through internal development and through acquisitions of other companies and technologies that would complement our business or enhance our technological capability. In fiscal year 2009, we acquired three businesses, including HPI. In fiscal year 2010, we acquired three businesses, including our acquisition of an 85% ownership interest in AUTOonline. Acquisitions involve numerous risks, including the following:

- adverse effects on existing customer or supplier relationships, such as cancellation of orders or the loss of key customers or suppliers;
- difficulties in integrating or retaining key employees of the acquired company;
- difficulties in integrating the operations of the acquired company, such as information technology resources, and financial and operational data;
- entering geographic or product markets in which we have no or limited prior experience;
- difficulties in assimilating product lines or integrating technologies of the acquired company into our products;
- disruptions to our operations;
- diversion of our management's attention;
- potential incompatibility of business cultures;
- potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or if we issue any such securities to finance acquisitions;
- limitations on the use of net operating losses;
- negative market perception, which could negatively affect our stock price;
- the assumption of debt and other liabilities, both known and unknown; and
- additional expenses associated with the amortization of intangible assets or impairment charges related to purchased intangibles and goodwill, or write-offs, if any, recorded as a result of the acquisition.

We participate in joint ventures in some countries, and we may participate in future joint ventures. Our partners in these ventures may have interests and goals that are inconsistent with or different from ours, which could result in the joint venture taking actions that negatively impact our growth in the local market and consequently harm our business or financial condition. If we are unable to find suitable partners or if suitable partners are unwilling to enter into joint ventures with us, our growth into new geographic markets may slow, which would harm our results of operations.

Additionally, we may finance future acquisitions and/or joint ventures with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity or increased interest expense. We may also seek to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

Our operating results may vary widely from period to period due to the sales cycle, seasonal fluctuations and other factors.

Our contracts with insurance companies generally require time-consuming authorization procedures by the customer, which can result in additional delays between when we incur development costs and when we begin generating revenues from those software or service offerings. In addition, we incur significant operating expenses while we are researching and designing new software and related services, and we typically do not receive corresponding payments in those same periods. As a result, the number of new software and service offerings that we are able to implement, successfully or otherwise, can cause significant variations in our cash flow from operations, and we may experience a decrease in our net income as we incur the expenses necessary to develop and design new software and services. Accordingly, our quarterly and annual revenues and operating results may fluctuate significantly period to period.

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the second quarter and third quarter versus the first quarter and fourth quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the second quarter and third quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays. For example, the Easter holiday occurs during the third quarter in certain fiscal years and occurs during the fourth quarter in other fiscal years, resulting in a change in the number of business days during the quarter in which the holiday occurs.

We anticipate that our revenues will continue to be subject to seasonality and therefore our financial results will vary from period to period. However, actual results from operations may or may not follow these normal seasonal patterns in a given year leading to performance that is not in alignment with expectations.

We also may experience variations in our earnings due to other factors beyond our control, such as the introduction of new software or services by our competitors, customer acceptance of new software or services, the volume of usage of our offerings by existing customers, variations of vehicle accident rates due to factors such as changes in fuel prices, number of miles driven or new vehicle purchases and their impact on vehicle usage, and competitive conditions, or changes in competitive conditions, in our industry generally. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. Any of these events could harm our financial condition and results of operations and cause our stock price to decline.

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes, our market share and revenues will decline.

Our industry is characterized by rapidly changing technology, evolving industry standards and frequent introductions of, and enhancements to, existing software and services, all with an underlying pressure to reduce cost. Industry changes could render our offerings less attractive or obsolete, and we may be unable to make the necessary adjustments to our offerings at a competitive cost, or at all. We also incur substantial expenses in researching, developing, designing, purchasing, licensing and marketing new software and services. The development or adaptation of these new technologies may result in unanticipated expenditures and capital costs that would not be recovered in the event that our new software or services are unsuccessful. The research, development, production and marketing of new software and services are also subject to changing market requirements, access to and rights to use third-party data, the satisfaction of applicable regulatory requirements and customers' approval procedures and other factors, each of which could prevent us from successfully marketing any new software and services or responding to competing technologies. The success of new software in our industry also often depends on the ability to be first to market, and our failure to be first to market with any particular software project could limit our ability to recover the development expenses associated with that project. If we cannot develop or acquire new technologies, software and services or any of our existing software or services are rendered obsolete, our revenues and income could decline and we may lose market share to our competitors, which would impact our future operations and financial results.

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software and services in those jurisdictions.

Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed their regulations to permit insurance companies to use book valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations, that, among other things, require insurers use a methodology deemed acceptable to the respective government agency.

We submit our methodology to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

There is momentum to create a U.S. federal government oversight mechanism for the insurance industry. There is also legislation under consideration by the U.S. legislature relating to the vehicle repair industry. Federal regulatory oversight of or legislation relating to the insurance industry in the U.S. could result in a broader impact on our business versus similar oversight or legislation at the U.S. state level.

We are active in over 50 countries, where we are subject to country-specific risks that could adversely impact our business and results of operations.

During fiscal year 2010, we generated approximately 78% of our revenues outside the U.S. and we expect revenues from non-U.S. markets to continue to represent a majority of our total revenues. Business and operations in individual countries are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, currency exchange controls and repatriation of earnings. Our results are also subject to the difficulties of coordinating our activities across more than 50 different countries. Furthermore, our business strategy includes expansion of our operations into new and developing markets, which will require even greater international coordination, expose us to additional local government regulations and involve markets in which we do not have experience or established operations. In addition, our operations in each country are vulnerable to changes in socio-economic conditions and monetary and fiscal policies, intellectual property protection disputes, the settlement of legal disputes through foreign legal systems, the collection of receivables through foreign legal systems, exposure to possible expropriation or other governmental actions, unsettled political conditions, possible terrorist attacks and pandemic disease. These and other factors may harm our operations in those countries and therefore our business and results of operations.

We have a large amount of goodwill and other intangible assets as a result of acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

We have a large amount of goodwill and other intangible assets and are required to perform an annual, or in certain situations a more frequent, assessment for possible impairment for accounting purposes. At June 30, 2010, we had goodwill and other intangible assets of $911.2 million. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur a non-cash impairment charge. Any impairment charges in the future will adversely affect our results of operations.

We may incur significant restructuring and severance charges in future periods, which would harm our operating results and cash position or increase debt.

We incurred restructuring charges of $5.9 million, $4.0 million and $13.3 million in fiscal years 2010, 2009 and 2008, respectively. These charges consist primarily of termination benefits paid or to be paid to employees. As of June 30, 2010, our remaining obligation associated with these restructuring charges and other charges from prior periods is $8.4 million.

We regularly evaluate our existing operations and capacity, and we expect to incur additional restructuring charges as a result of future personnel reductions, related restructuring, and productivity and technology enhancements, which could exceed the levels of our historical charges. In addition, we may incur certain unforeseen costs as existing or future restructuring activities are implemented. Any of these potential charges could harm our operating results and significantly reduce our cash position.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures; our amended and restated senior credit facility contains restrictive covenants that limit our ability to engage in certain activities.

We have a significant amount of indebtedness. As of June 30, 2010, our indebtedness, including current maturities, was $543.5 million, and we have the ability to borrow an additional $50.0 million under our amended and restated senior credit facility. During the fiscal year 2010, our aggregate interest expense was $32.8 million and cash paid for interest was $31.9 million.

Our indebtedness could:

- make us more vulnerable to unfavorable economic conditions and reduce our revenues;
- make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;
- require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness which would prevent us from using it for other purposes including software development;
- make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and
- make it more difficult to pursue strategic acquisitions, joint ventures, alliances and collaborations.

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we may be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that debt refinancings or asset dispositions could be completed on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Our amended and restated senior credit facility contains covenants that restrict our and our subsidiaries' ability to make certain distributions with respect to our capital stock, prepay other debt, encumber our assets, incur additional indebtedness, make capital expenditures above specified levels, engage in business combinations, redeem shares in our operating subsidiaries held by noncontrolling owners or undertake various other corporate activities. These covenants may also require us also to maintain certain specified financial ratios, including those relating to total leverage and interest coverage.

Our failure to comply with any of these covenants could result in the acceleration of our outstanding indebtedness under the amended and restated senior credit facility. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable or reasonable terms. An acceleration of our indebtedness would impair our ability to operate as a going concern.

Pursuant to agreements entered into prior to the CSG Acquisition, the noncontrolling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. For financial statement reporting purposes, the estimated fair market value of these redeemable noncontrolling interests was $81.6 million at June 30, 2010. If the redemption rights were exercised, such redemptions may require a waiver under our amended and restated senior credit facility. Obtaining such a waiver would be subject to conditions prevalent in the capital markets at that time, and could involve changes to the terms of our amended and restated senior credit facility, including changes that could result in us incurring additional interest expense. If we were not able to obtain such a waiver, we could be in breach of our amended and restated senior credit facility or in breach of our agreements with the noncontrolling stockholders.

Our software and services rely on information generated by third parties and any interruption of our access to such information could materially harm our operating results.

We believe that our success depends significantly on our ability to provide our customers access to data from many different sources. For example, a substantial portion of the data used in our repair estimating software is derived from parts and repair data provided by, among others, original equipment manufacturers, or OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships, government organizations and vehicle repair facilities. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with OEMs, automobile dealers, and other providers. EurotaxGlass's Group, one of our primary competitors in Europe, provides us with valuation and paint data for use in our European markets pursuant to a similar arrangement, and Mitchell International, one of our primary competitors in the U.S., provides us with vehicle glass data for use in our U.S. markets pursuant to a similar arrangement. In some cases, the data included in our products and services is licensed from sole-source suppliers. Many of the license agreements through which we obtain data are for terms of one year and may be terminated without cost to the provider on short notice.

If one or more of our licenses are terminated or if we are unable to renew one or more of these licenses on favorable terms or at all, we may be unable to access the information (in the case of information licensed from sole-service suppliers) or unable to access alternative data sources that would provide comparable information without incurring substantial additional costs. Some OEM sources have indicated to us that they intend to materially increase the licensing costs for their data. While we do not believe that our access to most individual sources of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which would materially harm our operating results.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide accurate, consistent and reliable services and information to our customers on a timely basis. Our operations could be interrupted by any damage to or failure of:

- our computer software or hardware or our customers' or third-party service providers' computer software or hardware;
- our networks, our customers' networks or our third-party service providers' networks; and
- our connections to and outsourced service arrangements with third parties, such as Acxiom, which hosts data and applications for us and our customers.

Our systems and operations are also vulnerable to damage or interruption from:

- power loss or other telecommunications failures;
- earthquakes, fires, floods, hurricanes and other natural disasters;
- computer viruses or software defects;
- physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and
- errors by our employees or third-party service providers.

As part of our ongoing process improvements efforts, we have and will continue to migrate product and system platforms to next generation platforms, and the risks noted above will be exacerbated by our migration efforts. Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including those of our customers and vendors, could disrupt our ability to deliver information to and provide services for our customers in a timely manner, which could result in the loss of current and/or potential customers. In addition, we generally indemnify our customers to a limited extent for damages they sustain related to the unavailability of, or errors in, the software and services we provide; therefore, a significant interruption of, or errors in, our software and services could expose us to significant customer liability.

Security failures or breaches could result in lost revenues, litigation claims and/or harm to our reputation.

Our databases contain confidential data and information protected by law or regulation (including the European Union Privacy Directive and the U.S. Health Insurance Portability and Accountability Act) relating to our customers, policyholders, other industry participants and employees. Security failures or breaches, including those involving connectivity to the Internet, and the trend toward broad consumer and general public notification of unauthorized access to confidential data or protected information, could significantly harm our business, financial condition or results of operations. Our databases could be vulnerable to physical system or network break-ins or other inappropriate access, which could result in claims against us and/or harm our reputation. In addition, potential competitors may obtain our data illegally and use it to provide services that are competitive to ours.

Privacy concerns could require us to exclude data from our software and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our software and services.

In the European Union and other jurisdictions, there are significant restrictions on the use of personal data. Our violations of these laws could harm our business. In addition, these restrictions may place limits on the information that we can collect from and provide to our customers. Furthermore, concerns about our collection, use or sharing of automobile insurance claims information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

We are subject to periodic changes in the amount of our income tax provision (benefit) and these changes could adversely affect our operating results.

Our effective tax rate could be adversely affected by our mix of earnings in countries with high versus low tax rates; by changes in the valuation of our deferred tax assets and liabilities; upon the distribution of earnings from our foreign subsidiaries in the form of dividends or otherwise; by the outcomes of examinations, audits or disputes by or with relevant tax authorities, or by changes in tax laws and regulations. There have been several international provisions recently enacted which could impact our effective tax rate and we are in the process of evaluating this impact. In addition, there are several proposals to extend legislation that has recently expired and whether or not these provision are extended could have a significant impact on our effective tax rate. Significant judgment is required to determine the recognition and measurement attributes prescribed in ASC Topic No. 740-10, *Income Taxes*. In addition, ASC Topic No. 740-10 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital.

We may require additional capital in the future, which may not be available on favorable terms, or at all.

Our future capital requirements depend on many factors, including our ability to develop and market new software and services and to generate revenues at levels sufficient to cover ongoing expenses or possible acquisition or similar transactions. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to our outstanding common stock. In the case of debt financings, we may have to grant additional security interests in our assets to lenders and agree to restrictive business and operating covenants. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, accordingly, our business, financial condition and results of operations could be harmed.

We may not maintain profitability in the future.

While fiscal year 2010 was our third year since the acquisition of CSG for which we did not report a loss, we will need to maintain or increase revenues and maintain or reduce expenses, which include the amortization of the remaining $244.4 million of amortizable intangible assets that we had as of June 30, 2010 and interest expense associated with our indebtedness, to sustain or improve our profitability. We cannot assure you that we will achieve a significant level of profitability. Future decreases in profitability could reduce our stock price, and future net losses would reduce our stock price.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract new talent, our business will be adversely affected.

We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, the rapidly changing automobile insurance claims processing industry and the markets in which we offer our software and services. The loss of the services of one or more of our senior executives or key employees, particularly our Chairman of the Board, Chief Executive Officer and President, Tony Aquila, could harm our business and operations. On April 12, 2010, John Giamatteo became our Chief Operating Officer. On July 7, 2010, Renato Giger replaced Dudley Mendenhall as our Chief Financial Officer, Treasurer and Assistant Secretary. Our failure to successfully integrate Mr. Giamatteo into our company and his role as Chief Operating Officer or our failure to successfully integrate Mr. Giger into his role as our Chief Financial Officer could interrupt or harm our business and operations.

Our success depends on our ability to continue to attract, manage and retain other qualified management, sales and technical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

Our business depends on our brands, and if we are not able to maintain and enhance our brands, our business and operating results could be harmed.

We believe that the brand identity that we have developed and acquired has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands, such as Audatex, ABZ, Hollander, Informex, Sidexa, HPI, AUTOonline and IMS, are critical to the expansion of our software and services to new customers in both existing and new markets. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, operating results and financial condition will be harmed. We anticipate that, as our markets become increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology innovator, to continue to provide high quality software and services and protect and defend our brand names and trademarks, which we may not do successfully. To date, we have not engaged in extensive direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future.

Third parties may claim that we are infringing upon their intellectual property rights, and we could be prevented from selling our software or suffer significant litigation expense even if these claims have no merit.

Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that software, products or technology, including claims data or other data, which we obtain from other parties are infringing upon the intellectual property rights of others, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology, software or services. Any litigation initiated against us regarding patents, trademarks, copyrights or other intellectual property rights, even litigation relating to claims without merit, could be costly and time-consuming and could divert our management and key personnel from operating our business. In addition, if any third party has a meritorious or successful claim that we are infringing upon its intellectual property rights, we may be forced to change our software or enter into licensing arrangements with third parties, which may be costly or impractical. These claims may also require us to stop selling our software and/or services as currently designed, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development and sale of certain of our software or services and may result in a material loss in revenue.

We may be unable to protect our intellectual property and property rights, either without incurring significant costs or at all, which would harm our business.

We rely on a combination of trade secrets, copyrights, know-how, trademarks, patents, license agreements and contractual provisions, as well as internal procedures, to establish and protect our intellectual property rights. The steps we have taken and will take to protect our intellectual property rights may not deter infringement, duplication, misappropriation or violation of our intellectual property by third parties. In addition, any of the intellectual property we own or license from third parties may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, the laws of some of the countries in which products similar to ours may be developed may not protect our software and intellectual property to the same extent as U.S. laws or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. We may also be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees or current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. If our trade secrets become known or we fail to otherwise protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.

Pursuing infringers of our intellectual property could result in significant litigation costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers could result in competitors using our technology and offering similar products and services, potentially resulting in loss of competitive advantage and decreased revenues.

Currently, we believe that one or more of our customers in our EMEA segment may be infringing our intellectual property by making and distributing unauthorized copies of our software. We have also filed a trademark revocation application with the European Union trademark authority seeking revocation of a registered trademark held by a company in the United Kingdom that is similar to one of the trademarks we use. Enforcement of our intellectual property rights may be difficult and may require considerable resources.

Current or future litigation could have a material adverse impact on us.

We have been and continue to be involved in legal proceedings, claims and other litigation that arise in the ordinary course of business. For example, we have been involved in disputes with collision repair facilities, acting individually and as a group in some situations that claim that we have colluded with our insurance company customers to depress the repair time estimates generated by our repair estimating software. In addition, we are currently one of the defendants in a putative class action lawsuit alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation software to be unfairly low. Furthermore, we are also subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or that the agreements are not enforceable against them, some of which are the subject of pending litigation and any of which could in the future lead to arbitration or litigation. While we do not expect the outcome of any such pending or threatened litigation to have a material adverse effect on our financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunction, could occur. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations.

Requirements associated with being a public company increase our costs significantly, as well as divert significant company resources and management attention.

Prior to our initial public offering in May 2007, we were not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We continue to work with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. In addition, we are taking steps to address new U.S. federal legislation relating to corporate governance matters and are monitoring other proposed and recently-enacted U.S. federal and state legislation relating to corporate governance and other regulatory matters and how the legislation could affect our obligations as a public company.

The expenses that are required as a result of being a public company are and will likely continue to be material. Compliance with the various reporting and other requirements applicable to public companies also require considerable time and attention of management. In addition, any changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our certificate of incorporation and by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;
- the removal of directors only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;
- any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;
- inability of stockholders to call special meetings of stockholders and limited ability of stockholders to take action by written consent; and
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

We are monitoring proposed U.S. federal and state legislation relating to stockholder rights and related regulatory matters and how the legislation could affect, among other things, the nomination and election of directors and our charter documents.

We began paying dividends in fiscal year 2010 and we may not be able to pay dividends on our common stock and restricted stock units in the future; as a result, your only opportunity to achieve a return on your investment may be if the price of our common stock appreciates.

We began paying a quarterly cash dividend of $0.0625 per share outstanding of common stock and per outstanding restricted stock unit to stockholders and restricted stock unit holders of record in the fiscal first quarter ended September 30, 2009. On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010. Any determination to pay dividends in future periods will be at the discretion of our board of directors. Our ability to pay dividends to holders of our common stock and restricted stock units in future periods may be limited by restrictive covenants under our amended and restated senior credit facility. As a result, your only opportunity to achieve a return on your investment in us could be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock will ever exceed the price that you pay.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate and Americas headquarters are located in San Diego, California, where we lease approximately 31,000 square feet of space. As we announced on July 7, 2010, we plan to move our corporate headquarters from San Diego, California to the Dallas-Fort Worth, Texas metroplex. We are currently evaluating facilities for lease in the Dallas-Fort Worth, Texas metroplex.

Our principal leased EMEA facilities are located in Zurich, Switzerland and Zeist, the Netherlands. In addition to our corporate headquarters in San Diego, California, our principal leased Americas facilities are located in Ann Arbor, Michigan; Plymouth, Minnesota and Milwaukie, Oregon. We also lease a number of other facilities in countries where we operate. We own real estate in Minden, Germany; Brussels, Belgium; Reading, United Kingdom; Salisbury, United Kingdom; and Harrogate, United Kingdom.

We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space, if necessary, will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, various claims, charges and litigation are asserted or commenced against us, including:

- We have from time to time been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers.
- We are subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or our agreements with them are not enforceable, some of which are the subject of pending litigation.

We have and will continue to vigorously defend ourselves against these claims. We believe that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been traded on The New York Stock Exchange since May 16, 2007 under the symbol "SLH". Prior to that time, there was no public market for our common stock. The following table sets forth the high and low sales prices for our common stock as reported on the New York Stock Exchange for the periods indicated.

Fiscal Year 2010	High	Low
First Quarter	$31.20	$23.75
Second Quarter	$37.76	$30.21
Third Quarter	$39.24	$31.96
Fourth Quarter	$40.25	$32.43

Fiscal Year 2009	High	Low
First Quarter	$31.57	$26.46
Second Quarter	$29.01	$15.02
Third Quarter	$25.28	$19.50
Fourth Quarter	$26.00	$21.92

Holders of Record

As of August 20, 2010, there were approximately 27 holders of record of our common stock.

Dividends

We began paying a quarterly cash dividend of $0.0625 per share outstanding of common stock and per outstanding restricted stock unit to stockholders and restricted stock unit holders of record in our fiscal quarter ended September 30, 2009. Cash dividends paid in fiscal year 2010 were as follows (in thousands, except per share data):

Fiscal Year 2010	Per Share	Total	Cumulative by Fiscal Year
First Quarter	$0.0625	$ 4,375	$ 4,375
Second Quarter	0.0625	4,378	8,753
Third Quarter	0.0625	4,395	13,148
Fourth Quarter	0.0625	4,399	17,547
	$0.2500	$17,547	

On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010. Any determination to pay dividends in future periods will be at the discretion of our board of directors. Our ability to pay dividends to holders of our common stock and restricted stock units in future periods may be limited by restrictive covenants under our amended and restated senior credit facility.

Unregistered Sales of Equity Securities

None.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of June 30, 2010 (shares in thousands):

Plan Category	Number of securities to be issued upon exercise of outstanding options purchase rights and vesting of restricted stock units	Weighted-average exercise price of outstanding options and unvested restricted stock units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:			
2006 Securities Purchase Plan (1)	118	$ 0.30	—
2007 Long-Term Equity Incentive Plan (2)	974	21.02	—
2007 Employee Stock Purchase Plan	—	—	1,446
2008 Omnibus Equity Incentive Plan (2)	1,162	23.64	10,934
Equity compensation plans not approved by stockholders	—	—	—
Total	2,254		12,380

(1) In November 2006, our board of managers adopted the 2006 Securities Purchase Plan. In January and February 2007, pursuant to securities purchase agreements, 24 employees purchased common equity interests that were converted into approximately 740,000 shares of common stock. Pursuant to these agreements, the shares of stock held by these employees remains subject to vesting over a five-year period, and unvested shares remain subject to repurchase by us. No additional equity securities will be issued under this plan. The outstanding shares under the 2006 Securities Purchase Plan as of June 30, 2010 represent unvested restricted common shares that remain subject to repurchase.

(2) Following our stockholders' approval of the 2008 Omnibus Equity Incentive Plan (the "2008 Plan") on November 12, 2008, we ceased granting equity awards under our 2007 Long-Term Equity Incentive Plan (the "2007 Plan"). All equity awards granted after November 12, 2008 have been granted pursuant to the 2008 Plan. Subject to certain exceptions, all outstanding equity awards under the 2007 Plan that are forfeited, expired or settled in cash will be returned to and made available for issuance under the 2008 Plan. Under the 2008 Plan, each restricted stock unit or award granted reduces the number of securities available for issuance under the 2008 Plan by 2.05 shares.

Performance Graph

The following graph compares our cumulative total stockholder return on our common stock with the cumulative total returns of the Russell 2000 Index and an aggregate of peer issuers in the information services industry. The peer issuers used for this graph are The Thomson Corporation, Equifax Inc., The Dun & Bradstreet Corporation, FactSet Research Systems Inc., Fair Isaac Corporation, DealerTrack Holdings, Inc. and CoStar Group, Inc. Each peer issuer was weighted according to its respective capitalization on May 16, 2007, the date our common stock began trading on the New York Stock Exchange.

The graph assumes that the value of the investment in our common stock and each index was $100 on May 16, 2007.


Total Return Performance
Index Value
225
200
175
150
125
100
75
50
25
May-2007
Jun-2007
Jun-2008
Jun-2009
Jun-2010
$208.44
$87.56
$77.73
Solera Holdings, Inc.
Russell 2000
Peer Group*

	Solera Holdings, Inc.	Russell 2000 Index	Information Service Peers
	Cumulative Total Return		
May 16, 2007	$100.00	$100.00	$100.00
June 29, 2007	$110.74	$101.65	$107.46
June 30, 2008	$158.06	$ 84.08	$ 93.10
June 30, 2009	$145.14	$ 61.97	$ 83.34
June 30, 2010	$208.44	$ 77.73	$ 87.56

The information in the graph and table above is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, except to the extent that we specifically incorporate such information by reference.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial information regarding our business and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

Our results of operations include the results of operations of acquired companies from the date of the respective acquisitions.

	Solera Holdings, Inc.					Claims Services Group (1)
	Fiscal Years Ended June 30,				April 14 to June 30,	July 1, 2005 to April 13,
	2010 (4)	2009 (5)(6)	2008(6)	2007(7)	2006 (2)(7)	2006
	(in thousands, except per share data)					
Statement of Operations Data:						
Revenues	$631,348	$557,691	$539,853	$471,960	$ 95,084	$335,146
Cost of revenues:						
Operating expenses	130,852	128,101	131,751	137,918	29,013	101,995
Systems development and programming costs	67,926	59,941	66,666	64,066	15,080	52,306
Total cost of revenues (excluding depreciation and amortization)	198,778	188,042	198,417	201,984	44,093	154,301
Selling, general and administrative expenses	170,562	159,414	153,384	125,978	23,760	87,033
Depreciation and amortization	88,978	86,146	95,266	104,419	23,571	28,894
Restructuring charges, asset impairments, and other costs associated with exit or disposal activities	5,910	3,952	13,286	6,049	2,871	(468)
Acquisition-related costs	4,032	4,427	1,112	9,969	3,345	—
Interest expense	32,782	38,565	45,730	69,681	14,842	318
Other (income) expense, net	3,964	(15,656)	(9,518)	31,509	1,836	(3,069)
	505,006	464,890	497,677	549,589	114,318	267,009
Income (loss) before income tax provision (benefit)	126,342	92,801	42,176	(77,629)	(19,234)	68,137
Income tax provision (benefit)	32,171	26,168	35,106	(6,928)	(3,400)	23,688
Net income (loss)	94,171	66,633	7,070	(70,701)	(15,834)	44,449
Less: Net income attributable to noncontrolling interests	9,739	8,326	7,243	4,050	921	3,468
Net income (loss) attributable to Solera Holdings, Inc.	84,432	58,307	(173)	(74,751)	(16,755)	40,981
Dividends and redeemable preferred unit accretion	—	—	—	14,614	88,789	—
Net income (loss) applicable to common shares/units	$ 84,432	$ 58,307	$ (173)	$ (89,365)	$(105,544)	$ 40,981
Basic net income (loss) attributable to Solera Holdings, Inc. per common share/unit	$ 1.20	$ 0.86	$ (0.00)	$ (2.64)	$ (6.22)	

	Solera Holdings, Inc.					Claims Services Group (1)
	Fiscal Years Ended June 30,				April 14 to June 30,	July 1, 2005 to April 13,
	2010 (4)	2009 (5)(6)	2008 (6)	2007 (7)	2006 (2)(7)	2006
	(in thousands, except per share data)					
Diluted net income (loss) attributable to Solera Holdings, Inc. per common share/unit (3)	$ 1.20	$ 0.86	$ (0.00)	$ (2.64)	$ (6.22)	
Dividends paid per share	$ 0.25	$ —	$ —	$ —	$ —	
Weighted average common shares/ units used in the calculation of net income attributable to Solera Holdings, Inc. per common share (3):						
Basic	69,587	67,252	63,500	33,865	16,978	
Diluted	69,763	67,295	63,500	33,865	16,978	
Cash Flow Data:						
Cash flows provided by (used in):						
Operating activities	$ 190,284	$ 133,405	$ 122,615	$ 48,829	$ 45,356	$ 51,325
Investing activities	(111,287)	(121,876)	(19,135)	(41,507)	(936,471)	(18,464)
Financing activities	(28,927)	72,214	(56,548)	(9,107)	977,954	(82,787)
Balance Sheet Data (as of the end of period):						
Cash and cash equivalents	$ 240,522	$ 223,420	$ 149,311	$ 89,868	$ 88,826	
Total assets	1,356,653	1,418,609	1,331,755	1,223,953	1,253,005	
Long-term debt, net of current portion	538,018	592,200	624,570	599,128	831,628	
Total unitholders'/stockholders' equity (deficit)	512,815	492,815	395,813	342,059	(3,028)	

(1) CSG was owned by ADP until subsidiaries of Solera Holdings, LLC acquired it on April 13, 2006. The combined financial information of CSG for the periods prior to the CSG Acquisition are presented on a carve-out basis and reflect the assets, liabilities, revenues and expenses that were attributed or allocated to its as a business unit of ADP. The historical financial results in the combined financial statements may not be indicative of the results that would have been achieved had we operated as a stand-along entity. The combined financial statements of CSG include costs for facilities, functions and services used by CSG at ADP sites that is shared with other ADP business units and costs for certain functions and services performed by centralized ADP organizations and directly charged to CSG based on usage as well as allocations of certain expenses of ADP, including general corporate overhead, insurance, stock compensation and pension plans, royalty fees, facilities and other expenses. These allocations were based on a variety of factors.

(2) The statement of operations data for fiscal year 2006 include the results of operations for our predecessor from July 1, 2005 to April 13, 2006 and the results of operations for Solera Holdings, LLC from April 14, 2006 to June 30, 2006. Financial information presented reflects adjustment of assets and liabilities to the fair value at the date of the CSG Acquisition, which is used as the basis for amounts included in our results of operations from April 14, 2006 until June 30, 2006. Prior to the acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

(3) All unit and per unit amounts give effect to a one-for-three reverse split of our common units, which was completed on April 30, 2007.

(4) The results of operations of AUTOonline, GTLDATA and Market Scan, acquired in fiscal year 2010, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(5) The results of operations of HPI, UCS and Inpart, acquired in fiscal year 2009, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(6) The selected financial data as of June 30, 2009 and 2008 and for the fiscal years then ended reflect the correction of an immaterial error which is described in the first sentence of footnote 7 immediately below and discussed further in Note 13 to the consolidated financial statements included in Item 15(a)(1) in this Annual Report on Form 10-K.

(7) Subsequent to the issuance of our consolidated financial statements for the fiscal year ended June 30, 2009, we discovered that the valuation allowance provided against the deferred tax assets of our Dutch fiscal unity tax group was overstated as we did not appropriately consider the impact of the deferred tax liabilities that resulted from the acquired intangible assets resulting from the CSG Acquisition. The selected financial data as of June 30, 2007 and 2006, for the fiscal year ended June 30, 2007, and for the period from April 14, 2006 to June 30, 2006 has been adjusted to reflect the correction of the immaterial error. The effect on the previously reported income tax benefit for fiscal year 2007 and the period from April 14, 2006 to June 30, 2006 was an increase of $6.2 million and $2.1 million, respectively. The effect on the previously reported net loss and net loss per common share/unit for fiscal year 2007 and the period from April 14, 2006 to June 30, 2006 was a decrease in net loss of $6.2 million and $2.1 million, respectively, and a decrease in net loss per common share/unit of $0.18 per share and $0.12 per share, respectively. The effect on the previously reported unitholders'/stockholders' equity as of June 30, 2007 and 2006 was an increase of $8.3 million and $2.1 million, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K.

All percentage amounts and ratios were calculated using the underlying data in thousands. Operating results for fiscal years 2010, 2009 and 2008 are not necessarily indicative of the results that may be expected for any future period. We describe the effects on our results that are attributed to the change in foreign currency exchange rates by measuring the incremental difference between translating the current and prior period results at the monthly average rates for the same period from the prior year.

Overview of the Business

We are the leading global provider of software and services to the automobile insurance claims processing industry. We also provide products and services that complement our insurance claims processing software and services, including used vehicle validation and fraud detection software and services. Our automobile insurance claims processing customers include insurance companies, collision repair facilities, independent assessors and automotive recyclers. We help our customers:

- estimate the costs to repair damaged vehicles and determine pre-collision fair market values for damaged vehicles for which the repair costs exceed the vehicles' value;
- automate and outsource steps of the claims process that insurance companies have historically performed internally; and
- improve their ability to monitor and manage their businesses through data reporting and analysis.

As of June 30, 2010, we served over 75,000 customers and were active in more than 50 countries with approximately 2,200 employees. Our customers include more than 1,500 automobile insurance companies, 38,000 collision repair facilities, 7,500 independent assessors and 27,000 automotive recyclers and auto dealers. We derive revenues from many of the world's largest automobile insurance companies, including eight of the ten largest automobile insurance companies in Europe and nine of the ten largest automobile insurance companies in North America.

Segments

We operate our business using two reportable segments: EMEA and Americas. Our EMEA segment consists of our operations in Europe, the Middle East, Africa, Asia and Australia. Our Americas segment consists of our operations in North, Central and South America. We evaluate the performance of our reportable segments based on revenues and adjusted EBITDA, a non-GAAP financial measure that represents GAAP net income excluding interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, restructuring charges, asset impairments and other costs associated with exit or disposal activities, other (income) expense, and acquisition-related costs. We do not allocate certain costs, including costs related to our financing activities, business development and oversight, and tax, audit and other professional fees, to our reportable segments. Instead, we manage these costs at the Corporate level. The accounting policies for each of our segments are the same.

The table below sets forth our revenues by reportable segment and as a percentage of our total revenues for the periods indicated (dollars in millions):

	Fiscal Years Ended June 30,					
	2010		2009		2008	
EMEA	$420.7	66.6%	$351.7	63.1%	$334.2	61.9%
Americas	210.6	33.4	206.0	36.9	205.7	38.1
Total	$631.3	100.0%	$557.7	100.0%	$539.9	100.0%

Set forth below is our revenues from each of our principal customer categories and as a percentage of revenues for the periods indicated (dollars in millions):

	Fiscal Years Ended June 30,					
	2010		2009		2008	
Insurance companies	$248.6	39.4%	$231.9	41.6%	$220.0	40.8%
Collision repair facilities	224.6	35.6	203.6	36.5	204.2	37.8
Independent assessors	64.0	10.1	54.2	9.7	57.3	10.6
Automotive recyclers and others	94.1	14.9	68.0	12.2	58.4	10.8
Total	$631.3	100.0%	$557.7	100.0%	$539.9	100.0%

For fiscal year 2010, the United States, the United Kingdom and Germany were the only countries that individually represented more than 10% of total revenues.

Components of Revenues and Expenses

Revenues

We generate revenues from the sale of software and services to our customers pursuant to negotiated contracts or pricing agreements. Pricing for our software and services is set forth in these agreements and negotiated with each customer. We generally bill our customers monthly under one or more of the following bases:

- price per transaction
- fixed monthly amount for a prescribed number of transactions
- fixed monthly subscription rate
- price per set of services rendered
- price per system delivered

Our software and services are often sold as packages, without individual pricing for each component. Our revenues are reflected net of customer sales allowances, which we estimate based on both our examination of a subset of customer accounts and historical experience.

Our core offering is our estimating and workflow software, which is used by our insurance company, collision repair facility and independent assessor customers and which represents the majority of our revenues. Our salvage and recycling software, business intelligence and consulting services, vehicle data validation, salvage disposition and other offerings represent in the aggregate a smaller portion of our revenues. We believe that our estimating and workflow software will continue to represent a majority of our revenue for the foreseeable future.

Cost of revenues (excluding depreciation and amortization)

Our costs and expenses applicable to revenues represent the total of operating expenses and systems development and programming costs, which are discussed below.

Operating expenses

Our operating expenses include: compensation and benefit costs for our operations, database development and customer service personnel; other costs related to operations, database development and customer support functions; third-party data and royalty costs; and costs related to computer software and hardware used in the delivery of our software and services.

Systems development and programming costs

Systems development and programming costs include compensation and benefit costs for our product development and product management personnel; other costs related to our product development and product management functions; and costs related to external software consultants involved in systems development and programming activities.

Selling, general and administrative expenses

Our selling, general and administrative expenses include: compensation and benefit costs for our sales, marketing, administration and corporate personnel; costs related to our facilities; and professional and legal fees.

Depreciation and amortization

Depreciation includes depreciation attributable to buildings, leasehold improvements, data processing and computer equipment, furniture and fixtures. Amortization includes amortization attributable to software purchases and software developed or obtained for internal use and our acquired intangible assets, the majority of which resulted from our acquisitions, particularly the CSG Acquisition.

Restructuring charges, asset impairments and other costs associated with exit or disposal activities

Restructuring charges, asset impairments and other costs associated with exit or disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include employee termination benefits charges and charges related to the lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives.

Acquisition-related costs

Acquisition-related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of our acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature and gains and losses resulting from the settlement of a pre-existing contractual relationship with an acquiree as a result of the acquisition.

As a result of our adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 (revised), *Business Combinations* ("SFAS No. 141(R)"), which was primarily codified into ASC Topic No. 805-10, *Business Combinations*, in fiscal year 2010, acquisition-related costs incurred during fiscal year 2010 included legal and professional fees and other transaction costs associated with completed acquisitions, whereas in periods prior to our adoption of SFAS No. 141(R) /ASC Topic No. 805-10, we included legal and professional fees and other transaction costs associated with completed acquisitions in the determination of the purchase price and accordingly did not charge these fees and costs against earnings.

Interest expense

Interest expense consists primarily of payments of interest on our credit facilities and amortization of related debt issuance costs.

Other (income) expense, net

Other (income) expense, net consists of foreign exchange gains and losses on notes receivable and notes payable to affiliates, interest income and other miscellaneous income and expense.

Income tax provision

Income taxes have been provided for all items included in the statements of operations included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Net income attributable to noncontrolling interests

Several of our customers and other entities own noncontrolling interests in six of our operating subsidiaries. Net income attributable to noncontrolling interests reflect such owners' proportionate interest in the earnings of such operating subsidiaries.

Factors Affecting Our Operating Results

Below is a summary description of several external factors that have or may have an effect on our operating results.

Foreign currency. During fiscal years 2010, 2009 and 2008, we generated approximately 78%, 74% and 73% of our revenues, respectively, and incurred a majority of our costs, in currencies other than the U.S. dollar, primarily the Euro. In our historical financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for our statement of operations and certain components of stockholders' equity and the exchange rate at the end of that period for the balance sheet. These translations resulted in a net foreign currency translation adjustment of $(64.5) million and $(38.0) million for fiscal years 2010 and 2009, respectively. These amounts are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2009:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter ended September 30, 2008	$1.51	$1.90
Quarter ended December 31, 2008	1.32	1.58
Quarter ended March 31, 2009	1.31	1.44
Quarter ended June 30, 2009	1.36	1.55
Quarter ended September 30, 2009	1.43	1.64
Quarter ended December 31, 2009	1.48	1.63
Quarter ended March 31, 2010	1.39	1.56
Quarter ended June 30, 2010	1.28	1.49

During fiscal year 2010 as compared to fiscal year 2009, the U.S. dollar weakened against many of the major foreign currencies we use to transact our business. Relative to the Euro, the average U.S. dollar weakened by 1.4%, which increased our expenses and increased our revenues for the 2010 fiscal year relating to the Euro markets in which we transact business. In contrast, the average U.S. dollar strengthened against the Pound Sterling by 2.0%, which decreased our expenses and decreased our revenues for fiscal year 2010 relating to the United Kingdom. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a $24.5 million decrease or increase, as the case may be, to our revenues during fiscal year 2010.

We currently do not hedge our exposure to foreign currency risks. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively.

Factors that affect business volume. The following external factors have or may have an effect on the number of claims that are submitted and/or our volume of transactions, any of which can affect our revenues:

- ***Automobile usage—number of miles driven.*** In fiscal year 2009, the number of miles driven in the United States and several of our large western European markets declined due to higher gasoline prices and difficult economic conditions. In fiscal year 2010, the number of miles driven in the United States increased slightly versus fiscal year 2009. Fewer miles driven can result in fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- ***Number of insurance claims made.*** In fiscal year 2009, the number of insurance claims for vehicle damage submitted by owners to their insurance carriers has declined slightly in several of our markets, including some of our large western European markets. We do not know whether the decline in the number of claims made is a result of fewer accidents, other factors, such as vehicle owners' reluctance to pay the insurance policy deductible for vehicle repair, or a combination of factors. The number of insurance claims made in fiscal year 2010 increased slightly versus fiscal year 2009. Fewer claims made can reduce the transaction-based fees that we generate.
- ***Sales of new and used vehicles.*** According to industry sources: global vehicle sales declined by approximately 8.7% in calendar year 2009 to 63.9 million units; and global vehicle sales are expected to increase in calendar year 2010 by approximately 5.6% to 67.5 million units. Fewer new light vehicle sales can result in fewer insured vehicles on the road and fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- ***Used vehicle retail and wholesale values.*** Declines in retail and wholesale used vehicle values can impact vehicle owner and insurance carrier decisions about which damaged vehicles should be repaired and which should be declared a total loss. The lower the retail and wholesale used vehicle values, the more likely it is that a greater percentage of automobiles are declared a total loss versus a partial loss. The fewer number of vehicles that owners and insurance carriers decide to repair can reduce the transaction-based fees that we generate for partial-loss estimates, but may have a beneficial impact on the transaction-based fees that we generate for total-loss estimates.
- ***Damaged vehicle repair costs.*** The cost to repair damaged vehicles, also known as severity, includes labor, parts and other related costs. Severity has steadily risen for a number of years. According to the Insurance Resource Council, the average severity per damaged vehicle in the United States rose by 18% from 2002 to 2006. More recently, the U.S. Bureau of Labor Statistics reported that the cost of motor vehicle body work for the twelve months ended April 2010 rose by 2.0% compared to the same prior year period . Insurance companies purchase our products and services to help standardize the cost of repair. Should the cost of labor, parts and other related items continue to increase over time, insurance companies may seek to purchase and utilize an increasing number of our products and services to help improve the standardization of the cost of repair.
- ***Penetration Rate of Vehicle Insurance.*** An increasing rate of procuring vehicle insurance will result in an increase in the number of insurance claims made for damaged vehicles. An increasing number of insurance claims submitted can increase the transaction-based fees that we generate for partial-loss and total-loss estimates. The rate of vehicle insurance is increasing in many of our less mature international markets. This is due in part to both increased regulation and increased use of financing in the purchase of new and used vehicles. We expect that the rate of vehicle insurance in our less mature international markets will continue to increase during the next eighteen months.
- ***Seasonality.*** Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the second quarter and third quarter versus the first quarter and fourth quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the second quarter and third quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays. For example, the Easter holiday occurs during

the third quarter in certain fiscal years and occurs during the fourth quarter in other fiscal years, resulting in a change in the number of business days during the quarter in which the holiday occurs.

Non-cash charges. We incurred pre-tax, non-cash share-based compensation charges of $9.6 million, $6.7 million and $4.8 million, respectively, during fiscal years 2010, 2009 and 2008. We expect to recognize additional pre-tax, non-cash share-based compensation charges related to share-based awards outstanding at June 30, 2010 aggregating approximately $19.5 million ratably over the remaining weighted-average vesting period of 2.6 years.

Restructuring charges. We have incurred restructuring charges in each period presented and also expect to incur additional restructuring charges, primarily relating to severance costs, over the next several quarters as we work to improve efficiencies in our business. These charges, consisting primarily of termination benefits, will reduce our cash balances. We do not expect reduced revenues or an increase in other expenses as a result of continued implementation of our restructuring initiatives.

Other factors. Other factors that have or may have an effect on our operating results include:

- gain and loss of customers;
- pricing pressures;
- acquisitions, joint ventures or similar transactions;
- expenses to develop new software or services;
- expenses and restrictions related to indebtedness.

We do not believe inflation has had a material effect on our financial condition or results of operations in recent years.

Results of Operations

Our results of operations include the results of operations of acquired companies from the date of the respective acquisitions.

The table below sets forth our results of operations data expressed as a percentage of revenues for the periods indicated:

	Fiscal Years Ended June 30,		
	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Operating expenses	20.7	23.0	24.4
Systems development and programming costs	10.8	10.7	12.3
Total cost of revenues (excluding depreciation and amortization)	31.5	33.7	36.8
Selling, general & administrative expenses	27.0	28.6	28.4
Depreciation and amortization	14.1	15.4	17.6
Restructuring charges, asset impairments and other costs associated with exit or disposal activities	0.9	0.7	2.5
Acquisition-related costs	0.6	0.8	0.2
Interest expense	5.2	6.9	8.5
Other (income) expense, net	0.6	(2.8)	(1.8)
	80.0	83.4	92.2
Income before provision for income taxes	20.0	16.6	7.8
Income tax provision	5.1	4.7	6.5
Net income	14.9	11.9	1.3
Less: Net income attributable to noncontrolling interests	1.5	1.5	1.3
Net income (loss) attributable to Solera Holdings, Inc.	13.4%	10.5%	(0.0)%

The table below sets forth statement of operations data, including the amount and percentage changes for the periods indicated:

	Fiscal Years Ended June 30,			Fiscal Year 2010 to Fiscal Year 2009 Change		Fiscal Year 2009 to Fiscal Year 2008 Change	
	2010	2009 (1)	2008 (1)	$	%	$	%
	(dollars in thousands)						
Revenues	$631,348	$557,691	$539,853	$73,657	13.2%	$ 17,839	3.3%
Cost of revenues:							
Operating expenses	130,852	128,101	131,751	2,751	2.1	(3,650)	(2.8)
Systems development and programming costs	67,926	59,941	66,666	7,985	13.3	(6,725)	(10.1)
Total cost of revenues (excluding depreciation and amortization)	198,778	188,042	198,417	10,736	5.7	(10,375)	(5.2)
Selling, general and administrative expenses	170,562	159,414	153,384	11,148	7.0	6,030	3.9
Depreciation and amortization	88,978	86,146	95,266	2,832	3.3	(9,120)	(9.6)
Restructuring charges, asset impairments and other costs associated with exit or disposal activities	5,910	3,952	13,286	1,958	49.5	(9,334)	(70.3)
Acquisition-related costs	4,032	4,427	1,112	(395)	(8.9)	3,315	298.1
Interest expense	32,782	38,565	45,730	(5,783)	(15.0)	(7,165)	(15.7)
Other (income) expense, net	3,964	(15,656)	(9,518)	19,620	(125.3)	(6,138)	64.5
	505,006	464,890	497,677	40,116	8.6	(32,787)	(6.6)
Income before provision for income taxes	126,342	92,801	42,176	33,541	36.1	50,625	120.0
Income tax provision	32,171	26,168	35,106	6,003	22.9	(8,938)	(25.5)
Net income	94,171	66,633	7,070	27,538	41.3	59,563	842.5
Less: Net income attributable to noncontrolling interests	9,739	8,326	7,243	1,413	17.0	1,083	15.0
Net income attributable to Solera Holdings, Inc.	$ 84,432	$ 58,307	$ (173)	$26,125	44.8%	$ 58,480	(33,803.5)%

(1) The financial information for the fiscal years ended June 30, 2009 and 2008 reflects the correction of an immaterial error which is discussed further in Note 13 to the consolidated financial statements included in Item 15(a)(1) in this Annual Report on Form 10-K.

Amounts and percentages in the above table and throughout our discussion and analysis of financial conditions and results of operations may reflect rounding adjustments.

Revenues

Fiscal Year 2010 vs. Fiscal Year 2009. In fiscal year 2010, revenues increased $73.6 million, or 13.2%, and includes an increase in revenues from HPI, acquired in December 2008, of $23.5 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, revenues increased $39.9 million, or 7.4%, during fiscal year 2010 primarily relating to revenue contributions from AUTOonline of $21.6 million, as well as growth in transaction, flat fee and subscription revenues in several countries from sales to new customers and increased revenues from and sales of new software and services to existing customers.

Our EMEA revenues increased $69.0 million, or 19.6%, to $420.7 million, including an increase in revenues from HPI of $23.5 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, EMEA revenues increased $41.0 million, or 12.4%, during fiscal year 2010 primarily relating to revenue contributions from AUTOonline, in which we acquired an 85% interest on October 1, 2009, of $21.6 million, as well as growth in transaction, flat fee and subscription revenues in several countries from sales to new customers and increased revenues from the sales of new software and services to existing customers.

Our Americas revenues increased $4.6 million, or 2.3%, to $210.6 million. After adjusting for changes in foreign currency exchange rates, Americas revenues decreased $0.9 million, or 0.5%, during fiscal year 2010 resulting from the loss of a major U.S. insurance company customer having completed its transition to another provider in the fourth quarter of fiscal year 2009, partially offset by growth in transaction and subscription revenues from sales to new customers and increased revenues from and sales of new software and services to existing customers.

Fiscal Year 2009 vs. Fiscal Year 2008. In fiscal year 2009, revenues increased $17.8 million, or 3.3%, and includes the revenues from HPI, acquired in December 2008, of $21.1 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, revenues increased $41.6 million, or 7.7%, during fiscal year 2009 resulting from growth in transaction and subscription revenues in several countries from sales to new customers and increased transaction volume from and sales of new software and services to existing customers.

Our EMEA revenues increased $17.6 million, or 5.3%, to $351.7 million and include the revenues from HPI of $21.1 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, EMEA revenues increased $31.8 million, or 9.5%, during fiscal year 2009 resulting from growth in transaction and subscription revenues in several countries from sales to new customers and increased transaction volume from and sales of new software and services to existing customers.

Our Americas revenues increased $0.3 million, or 0.1%, to $206.0 million. After adjusting for changes in foreign currency exchange rates, Americas revenues increased $9.8 million, or 4.8%, during fiscal year 2009 resulting from growth in transaction and subscription revenues in several countries from sales to new customers and increased transaction volume from and sales of new software and services to existing customers. During the fourth quarter of fiscal year 2009, a major U.S. insurance company customer that accounted for approximately 1.2% of our revenues for fiscal year 2009 completed its transition to another provider.

Revenue growth (decline) for each of our customer categories was as follows (dollars in millions):

	Fiscal Year 2010 vs Fiscal Year 2009		Fiscal Year 2009 vs Fiscal Year 2008	
Customer category	**Revenue Growth**	**Percentage Change**	**Revenue Growth**	**Percentage Change**
Insurance companies	$16.6	7.2%	$11.9	5.4%
Collision repair facilities	21.0	10.3	(0.6)	(0.3)
Independent assessors	9.9	18.2	(3.1)	(5.5)
Automotive recyclers and other	26.1	38.3	9.6	16.6
Total	$73.6	13.2%	$17.8	3.3%

Revenue growth (decline) for each of our customer categories after adjusting for changes in foreign currency exchange rates was as follows (dollars in millions):

	Fiscal Year 2010 vs Fiscal Year 2009		Fiscal Year 2009 vs Fiscal Year 2008	
Customer category	**Revenue Growth**	**Percentage Change**	**Revenue Growth**	**Percentage Change**
Insurance companies	$11.7	5.1%	$30.1	13.7%
Collision repair facilities	18.3	9.0	20.9	10.2
Independent assessors	8.9	16.4	1.3	2.3
Automotive recyclers and other	25.5	37.4	17.2	29.5
Total	$64.4	11.6%	$69.5	12.9%

Operating expenses

Fiscal Year 2010 vs. Fiscal Year 2009. In fiscal year 2010, operating expenses increased $2.8 million, or 2.1%, and includes an increase in operating expenses from HPI of $5.1 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, operating expenses decreased $4.4 million, or 3.6%, during fiscal year 2010 due primarily to reductions in personnel expenses in our Americas segment, offset by an increase in operating expenses in our EMEA segment, primarily resulting from operating expense contributions from AUTOonline.

Our EMEA operating expenses increased $8.0 million, or 10.4%, including an increase in operating expenses from HPI of $5.1 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, EMEA operating expenses increased $1.4 million, or 1.9%, during fiscal year 2010 reflecting an increase of $2.6 million in expenses from AUTOonline, offset by reductions in external maintenance and support costs and other expenses which resulted from ongoing cost savings initiatives.

Our Americas operating expenses decreased $5.2 million, or 10.2%. After adjusting for changes in foreign currency exchange rates, Americas operating expenses decreased $5.8 million, or 11.2%, during fiscal year 2010 due principally to a $5.2 million decrease in personnel expenses and a $0.6 million reduction in administrative costs as a result of headcount reductions and other cost saving measures pursuant to a restructuring plan that we implemented in our Americas reporting segment in April 2009 ("the Americas 2009 Restructuring Plan").

Fiscal Year 2009 vs. Fiscal Year 2008. In fiscal year 2009, operating expenses decreased $3.7 million, or 2.8%, and includes the operating expenses from HPI of $5.0 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, operating expenses decreased $1.3 million, or 1.0%, during fiscal year 2009 due primarily to reductions in operating expenses in our Americas segment, offset by increased operating expenses in our EMEA segment.

Our EMEA operating expenses increased $3.0 million, or 4.1%, and include the operating expenses from HPI of $5.0 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, EMEA operating expenses increased $4.1 million, or 5.5%, during fiscal year 2009 reflecting a $1.3 million increase in consulting fees and a net $2.8 million increase in third-party license fees and other expenses.

Our Americas operating expenses decreased $6.7 million, or 11.5%. After adjusting for changes in foreign currency exchange rates, Americas operating expenses decreased $5.4 million, or 9.4%, during fiscal year 2009 due principally to a $3.4 million decrease in personnel costs, a $1.0 million decrease in distribution costs, and a $1.0 million decrease in professional fees and outside services costs.

Systems development and programming costs

Fiscal Year 2010 vs. Fiscal Year 2009. During fiscal year 2010, systems development and programming costs ("SD&P") increased $8.0 million, or 13.3%, including an increase in SD&P from HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the SD&P of HPI, SD&P increased $5.6 million, or 9.6%, during fiscal year 2010 due primarily to increases in consulting and other professional fees in our Americas segment and personnel expenses in our EMEA segment.

Our EMEA SD&P increased $5.7 million, or 14.8%, including an increase in SD&P from HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, EMEA SD&P increased $3.5 million, or 9.4%, during fiscal year 2010 principally due to SD&P from AUTOonline of $1.7 million and a $2.6 million increase in personnel expenses, offset by a $0.8 million decrease in other expenses primarily related to lower external development costs as a result of development work completed in prior periods.

Our Americas SD&P increased $2.3 million, or 10.8%. After adjusting for changes in foreign currency exchange rates, Americas SD&P increased $2.1 million, or 9.9%, during fiscal year 2010 resulting from an increase in consulting and other professional fees associated with the development of software updates and new software releases.

Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2009, SD&P decreased $6.7 million, or 10.1%, and includes the SD&P from HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the SD&P of HPI, SD&P decreased $5.0 million, or 7.5%, during fiscal year 2009 due to reductions in SD&P expenses in both our Americas and EMEA segments.

Our EMEA SD&P decreased $2.5 million, or 6.2%, and includes the SD&P of HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the SD&P from HPI, EMEA SD&P decreased $1.1 million, or 2.8%, during fiscal year 2009 resulting from a decrease in personnel and consulting costs associated with the completion of development of software updates and new software releases during fiscal year 2008 and early fiscal year 2009.

Our Americas SD&P decreased $4.2 million, or 16.2%. After adjusting for changes in foreign currency exchange rates, Americas SD&P decreased $3.9 million, or 14.9%, during fiscal year 2009 resulting from a decrease in personnel and consulting costs associated with the completion of development of software updates and new software releases during fiscal year 2008 and early fiscal year 2009.

Our SD&P costs fluctuate based upon the levels of activity related to and timing of product releases. We expect our SD&P costs to remain relatively stable in future years.

Selling, general and administrative expenses

Fiscal Year 2010 vs. Fiscal Year 2009. During fiscal year 2010, selling, general and administrative expenses ("SG&A") increased $11.1 million, or 7.0%, including an increase in SG&A from HPI of $4.0 million. After adjusting for changes in foreign currency exchange rates and excluding SG&A of HPI, SG&A increased $5.0 million, or 3.2%, primarily due to expenses from AUTOonline of $8.2 million, a $2.9 million increase in stock-based compensation expense and a $1.1 million increase in personnel expenses, offset by a $4.7 million decrease in professional fees resulting from cost savings measures implemented pursuant to the Americas 2009 Restructuring Plan and the transition of certain functions in-house, a $1.2 million decrease in non-income based taxes in foreign jurisdictions, a $1.0 million decrease in facilities-related costs resulting from the closure of our San Ramon, California facility pursuant to the Americas 2009 Restructuring Plan and a $0.3 million decrease in other administrative expenses.

Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2009, SG&A increased $6.0 million, or 3.9%, including SG&A from HPI of $4.7 million. After adjusting for changes in foreign currency exchange rates and excluding the SG&A of HPI, SG&A increased $9.3 million, or 6.1%, primarily due to a $7.4 million increase in personnel and facilities costs, which primarily relates to our EMEA segment, and includes a $1.9 million increase in stock-based compensation expense, a $1.4 million increase in non-income based taxes in foreign jurisdictions, and a $0.5 million increase in travel.

Notwithstanding the impact of fluctuations in the value of the U.S. dollar versus certain foreign currencies in which we transact business, we expect SG&A to continue to increase in the future in absolute dollars as we continue to expand our business into new markets: incur costs related to acquisitions; and continue to incur costs associated with being a public company.

Depreciation and amortization

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, depreciation and amortization increased by $2.8 million, or 3.3%, including an increase in the depreciation and amortization from HPI of $5.3 million. After adjusting for changes in foreign currency exchange rates and excluding the depreciation and amortization of HPI, depreciation and amortization decreased $4.4 million during fiscal year 2010 primarily due to lower amortization expense related to the intangible assets acquired in the CSG Acquisition since these intangible assets are being amortized on an accelerated basis, partially offset by the depreciation and amortization from assets acquired in the acquisition of AUTOonline of $1.6 million.

During fiscal year 2009, depreciation and amortization decreased by $9.1 million, or 9.6%, including an increase in the depreciation and amortization from HPI of $6.1 million. After adjusting for changes in foreign currency exchange rates and excluding the depreciation and amortization of HPI, depreciation and amortization decreased $12.4 million during fiscal year 2009 due to lower intangibles amortization expense resulting from the CSG Acquisition.

We generally amortize intangible assets on an accelerated basis to reflect the pattern in which the economic benefits of the intangible assets are realized. Although we expect to experience significant depreciation and amortization in the future as we amortize intangible assets acquired in the CSG Acquisition and in our subsequently completed acquisitions, we anticipate that the amount of total depreciation and amortization expense will continue to decline over the next several years, subject to the effect of any future acquisitions and notwithstanding the impact of fluctuations in the value of the U.S. dollar versus certain foreign currencies in which we transact business.

Restructuring charges, asset impairments and other costs associated with exit or disposal activities

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal years 2010, 2009 and 2008 we incurred restructuring charges, asset impairments and other costs associated with exit or disposal activities of $5.9 million, $4.0 million and $13.3 million, respectively. The restructuring charges, asset impairments and other costs associated with exit or disposal activities incurred in fiscal year 2010 primarily relate to our Americas 2009 Restructuring Plan, under which we incurred employee termination benefits, charges resulting from vacating our office facility in San Ramon, California, and certain other charges directly related to the implementation of the restructuring initiative, offset by the reversal of previously accrued restructuring charges in our EMEA segment as a result of completing the planned restructuring actions. In fiscal year 2009 and 2008, restructuring charges relate almost entirely to employee termination benefits incurred under previously implemented restructuring plans.

We expect to incur additional restructuring charges in future years as we continue to undertake additional efforts to improve efficiencies in our business.

Acquisition-related costs

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2008. During fiscal years 2010, 2009 and 2008 we incurred acquisition-related costs of $4.0 million, $4.4 million and $1.1 million, respectively. Acquisition-related costs incurred in fiscal year 2010 primarily consist of legal and professional fees incurred in connection with business combinations completed in fiscal year 2010, including our acquisition of AUTOonline, and costs incurred to eliminate workforce redundancies identified as we integrate acquired businesses. Acquisition-related costs incurred in fiscal year 2009 primarily consist of legal and professional fees incurred in connection with a failed business combination, and costs incurred to eliminate workforce redundancies identified as we integrate acquired businesses. Acquisition-related costs incurred in fiscal year 2008 primarily consist of costs incurred to eliminate workforce redundancies identified in connection with integration efforts following the CSG Acquisition.

As a result of our adoption of SFAS No. 141(R)/ASC Topic No. 805-10 in fiscal year 2010, acquisition-related costs incurred in fiscal year 2010 include legal and professional fees and other transaction costs associated with completed acquisitions, whereas in periods prior to our adoption of SFAS No. 141(R) /ASC Topic No. 805-10, we included legal and professional fees and other transaction costs associated with completed acquisitions in the determination of the purchase price and accordingly did not charge these fees and costs against earnings.

We expect to incur additional acquisition-related costs in future years as we continue to pursue potential business combinations and asset acquisitions as part of our plan to grow our business.

Interest expense

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, interest expense decreased $5.8 million due primarily to declines in the variable interest rates on our outstanding indebtedness and declines in the notional amounts of our interest rate swaps. During fiscal year 2009, interest expense decreased $7.2 million as compared to fiscal year 2008 due to lower borrowings under our credit facilities resulting primarily from principal repayments in fiscal year 2008.

Notwithstanding the impact of fluctuations in the value of the U.S. dollar versus the Euro, we expect that our annual interest expense will continue to decrease as we repay outstanding indebtedness and as the notional amounts of our interest rate swaps continue to decline, assuming no additional borrowings, including borrowings to finance any future acquisitions.

Other (income) expense, net

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, other (income) expense, net changed from $15.7 million of other income to $4.0 million of other expense, which is primarily due to the $10.6 million gain that we recognized during fiscal year 2009 related to the sale of our foreign currency option, the strengthening of the U.S. dollar which resulted in $7.0 million of foreign currency transaction losses in fiscal year 2010 as compared to $1.2 million of foreign currency transaction gains in fiscal year 2009 and a $1.7 million decrease in interest income due to lower interest rates.

During fiscal year 2009, other (income) expense, net increased $6.1 million due primarily to a $9.8 million increase in the value of our foreign currency option during fiscal year 2009, including the gain recognized upon the sale of the option in November 2008, offset by a decrease in foreign currency transaction gains of $3.6 million.

Income tax provision

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, we recorded an income tax provision of $32.2 million, which resulted in an effective tax rate of 25.5%. During fiscal year 2009, we recorded an income tax provision of $26.2 million, which resulted in an effective tax rate of 28.2%. The decrease in the effective tax rate in fiscal year 2010 was primarily attributable to a shift in the jurisdictional mix of taxable income. The decrease in the effective tax rate in fiscal year 2009 was attributable to the establishment of a full valuation allowance against our U.S. net deferred tax assets in fiscal year 2008 which caused an increase in our fiscal year 2008 income tax provision. The effective tax rate is reduced by the benefit attributable to foreign income taxed at lower rates and tax credits generated during the year.

Factors that impact our income tax provision include, but are not limited to, the mix of jurisdictional earnings, establishment of valuation allowances in certain jurisdictions, and varying jurisdictional income tax rates. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. There have been several international provisions recently enacted which could impact our effective tax rate and we are in the process of evaluating this impact. In addition, there are several proposals to extend legislation that has recently expired and whether or not these provisions are extended could have a significant impact on our tax rate.

We evaluate the positive and negative evidence in connection with its assessment for a valuation allowance on our U.S. deferred tax assets during each reporting period. As of June 30, 2010 the key objective negative evidence, which is generally difficult to overcome, includes a cumulative U.S. pre-tax book loss over the past three years. Based on preliminary income projections for next year, we contemplate the likelihood that the cumulative three year position may shift into an income position as soon as during the third or fourth quarter of fiscal year 2011. When and if this occurs, it will be positive objective evidence for purposes of determining when and to what extent the U.S. valuation allowance will be released. Other factors will still need to be considered during this evaluation process however a cumulative pre-tax book income position will be significant positive evidence. We will continue to evaluate this area each reporting period.

Liquidity and Capital Resources

Our principal sources of cash have included cash generated from operations, proceeds from our May 2007 initial public offering and our November 2008 secondary public stock offering, and borrowings under our senior secured credit facilities. Our principal uses of cash have included business combinations, debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future.

In May 2007, we entered into an amended and restated senior secured credit facility, which provides us with the following borrowing commitments: a $50.0 million revolving credit facility, a $230.0 million U.S. term loan and a €280.0 million European term loan. As of June 30, 2010, we had $214.3 million and $312.2 million (€255.8 million) in outstanding loans under the U.S. term loan and European term loan, respectively, with interest rates of 2.3% and 2.5%, respectively. No borrowings were outstanding under the revolving credit facility at June 30, 2010.

In order to mitigate the interest rate risk associated with our term loans, in June 2007, we entered into three U.S. dollar-based interest rate swaps with notional amounts of $50.0 million, $81.0 million ($46.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and $75.0 million, each with maturities on June 30, 2011, which require us to pay fixed rates of 5.445%, 5.418%, and 5.445%, respectively. We also entered into three Euro-based interest rate swaps with notional amounts of €69.8 million (€8.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), €50.0 million (€42.7 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and €60.0 million, each with maturities as late as June 30, 2011, which require us to pay fixed rates of 4.603%, 4.679%, and 4.685%, respectively.

The amended and restated senior secured credit facility contains a leverage ratio, which is applicable only if specified minimum borrowings are outstanding during a quarter. In addition, the amended and restated senior secured credit facility contains covenants restricting us from undertaking specified corporate actions, including asset dispositions, acquisitions, payment of dividends and other specified payments, changes of control, incurrence of indebtedness, creation of liens, making loans and investments and transactions with affiliates.

Pursuant to agreements entered into prior to the CSG Acquisition, the noncontrolling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. For financial statement reporting purposes, the estimated fair market value of these redeemable noncontrolling interests was $81.6 million at June 30, 2010. We do not have any indication that the exercise of these redemption rights is probable within the next twelve months. Further, we do not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercised their redemption rights, we believe that we have sufficient liquidity to fund such redemptions but such redemptions may require a waiver under our senior secured credit facility. Obtaining such a waiver would be subject to conditions prevalent in the capital markets at that time, and could involve changes to the terms of our senior secured credit facility, including changes that could result in our incurring additional interest expense. If we were not able to obtain such a waiver, we could be in breach of our senior secured credit facility or in breach of our agreements with the noncontrolling stockholders.

The remaining 15% ownership interest in AUTOonline held by the sellers is subject to a put-call option that may be exercised by any party beginning in fiscal year 2013, or earlier under certain circumstances. The redemption value of the option is equal to ten times AUTOonline's consolidated earnings before interest expense, income tax expense, depreciation and amortization (the "AUTOonline EBITDA") for the fiscal year ended prior to the exercise date, subject to adjustment under certain circumstances.

As of June 30, 2010 and 2009, we had unrestricted cash and cash equivalents and short-term investments of $240.8 million and $235.4 million, respectively.

We believe that our existing unrestricted cash and cash equivalents, cash flow from operating activities and borrowings under our amended and restated senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. We regularly review acquisition and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any material pending agreements with respect to any acquisition or strategic opportunity. If we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders may result. Additional debt financing may include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any equity or debt financing may contain terms, such as liquidation and other preferences that are not favorable to us or our stockholders.

During each quarter of fiscal year 2010, we paid a cash dividend of $0.0625 per outstanding share of common stock and per outstanding restricted stock unit to stockholders and restricted stock unit holders of record. The aggregate dividend payments were approximately $17.5 million. On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010. Any determination to pay dividends in future periods will be at the discretion of our board of directors.

The following summarizes our primary sources and uses of cash in the periods presented:

	Amount Changed from		Fiscal Years Ended June 30,		
	2009 to 2010	2008 to 2009	2010	2009	2008
	(in thousands)				
Operating activities	$ 56,879	$ 10,790	$ 190,284	$ 133,405	$122,615
Investing activities	$ 10,589	$(102,741)	$(111,287)	$(121,876)	$ (19,135)
Financing activities	$(101,141)	$ 128,762	$ (28,927)	$ 72,214	$ (56,548)

Operating activities. The $56.9 million increase in cash provided by operating activities during fiscal year 2010 was primarily the result of an increase in net income of $27.5 million and increases in the non-cash adjustments, such as depreciation and amortization, stock-based compensation, deferred income taxes, and the change in fair value of financial instruments, to reconcile net income to cash provided by operating activities, and by the changes in operating assets and liabilities.

Investing activities. The $10.6 million decrease in cash used for investing activities in fiscal year 2010 was principally attributable to the proceeds from the maturities of short-term investments.

Financing activities. The $101.1 million increase in cash used in financing activities was primarily attributable to the $86.0 million in cash proceeds raised during fiscal year 2009 from a secondary public offering of our common stock and cash dividends paid on common shares and participating securities as well as to noncontrolling interests.

Contractual Obligations

The following table reflects our cash contractual obligations as of June 30, 2010:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)				
Long-term debt obligations (1)	$608,346	$33,287	$53,927	$521,132	$ —
Contingent purchase consideration (2)	732	366	366	—	—
Purchase obligations	4,407	3,070	966	322	49
Lease obligations (3)	47,034	12,573	18,483	10,393	5,585
Total	$660,519	$49,296	$73,742	$531,847	$5,634

(1) Represents principal and interest payments for our senior secured credit facilities and the note payable issued in connection with our acquisition of HPI, as well as payments on our interest rate swaps. For purposes of the table above, we calculated the interest payments on our senior secured credit facilities and interest rate swaps assuming that the interest rate in effect on the senior secured credit facilities at June 30, 2010 would remain fixed through maturity.
(2) Represents the accrued contingent purchase consideration as of June 30, 2010. Contingent future cash payments related to acquisitions completed in fiscal year 2010 are accrued at fair value as of the acquisition date and remeasured at fair value at each reporting date. Contingent future cash payments related to acquisitions completed prior to fiscal year 2010 are accrued once the contingency is resolved and the amounts are due and payable.
(3) Lease obligations include operating and capital leases and are net of sublease income.

We determined the fair value of future contingent purchase consideration related to acquisitions completed in fiscal year 2010 based on the weighted probabilities of potential future payments. The amount and timing of future payments are based on the achievement of specific targets. The fair values were determined by assessing the probability of each potential outcome using information available through June 30, 2010, including recent financial performance and changes in the market. Accrued contingent purchase consideration as of June 30, 2010 has remained unchanged since the date of acquisition.

In addition to the contractual obligations identified in the preceding table, the noncontrolling owners of certain of our subsidiaries have the right to put their shares to us at a purchase price equal to the then-fair value of the shares. As of June 30, 2010, we estimate that the aggregate fair value of these redeemable noncontrolling interests was approximately $81.6 million. In addition, the 15% ownership interest of AUTOonline not owned by us is subject to a put-call option whereby the redemption value of the option is equal to ten times the AUTOonline EBITDA for the fiscal year ended prior to the exercise date, subject to adjustment under certain circumstances. Except under certain circumstances, the put-call option cannot be exercised until the EBITDA for fiscal year 2012 is determined. The redemption of these noncontrolling interests by these noncontrolling owners is not within our control and the timing is uncertain.

We also have a liability for unrecognized tax benefits of $3.3 million as of June 30, 2010. The timing of the future cash flows related to this liability cannot be practically determined.

Off-Balance Sheet Arrangements and Related Party Transactions

As of June 30, 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Certain noncontrolling stockholders of our international subsidiaries are also commercial purchasers and users of our software and services. Revenue transactions with all of the individual noncontrolling stockholders in the aggregate were less than 10% of our consolidated revenue for the fiscal years ended June 30, 2010, 2009 and 2008, respectively, and aggregate accounts receivable from the noncontrolling stockholders represent less than 10% of consolidated accounts receivable at June 30, 2010 and 2009.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experiences and assumptions which we believe to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ materially from our estimates under different assumptions or conditions. Our accounting policies, many of which may be affected by our estimates and assumptions, are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Goodwill and indefinite-lived intangible assets. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment annually, or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

We test goodwill for impairment annually at a reporting unit level using a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we then perform the second step of the goodwill impairment test to determine the amount of the potential impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We determine the fair value of our reporting units through an income approach, utilizing a discounted cash flow model, and a market approach, which considers comparable companies and transactions. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. The multiples were determined based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

In our annual goodwill impairment assessment for fiscal year 2010, we concluded that the fair values of the reporting units to which goodwill was assigned exceeded their respective carrying values by between 63% and 343% and, accordingly, we did not identify any goodwill impairment.

We test indefinite-lived intangible assets at the unit of accounting level by making a determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. We also evaluate the remaining useful life of our intangible assets that are not subject to amortization on an annual basis to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, that asset is tested for impairment. After recognition of the impairment, if any, the asset is amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

We primarily determine fair value of our indefinite-lived intangible assets under an income approach that utilizes a discounted cash flow model. In our annual indefinite-lived intangible asset impairment assessment for fiscal year 2010, we concluded that the fair value of our indefinite-lived intangible assets exceeded their respective carrying value and, accordingly, we did not identify any impairment of indefinite-lived intangible assets.

Long-lived assets. We review long-lived assets, including intangible assets with finite lives and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. We consider a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If we deem an asset to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value.

Revenue recognition. Revenues are recognized only after services are provided, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, and when collectability is probable. Our multiple element arrangements primarily include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.

We generate a significant majority of our revenue from subscription-based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged).

Subscription-based and transaction-based contracts generally include the delivery of software, access to software through a hosted service ("Hosted Database"), upfront fees for the implementation and set-up activities necessary for the client to use/access the software ("Implementation Services") and maintenance. Under a subscription arrangement, delivery of software, we consider access to the Hosted Database and maintenance to be a single element or a combined unit of accounting and recognize related revenues at the end of each month upon the completion of the monthly service. A transaction-based fee represents a payment for the right to use the software, access to the Hosted Database and maintenance. We consider the fee to be fixed and determinable only at the time actual usage occurs, and, accordingly, we recognize revenue at the time of actual usage. The revenue recognition for Implementation Services is described below.

Implementation Services and setup activities are necessary for the client to receive services/software. We defer up-front fees billed during the setup/implementation phase and recognize such revenues on a straight-line basis over the estimated customer life. Recognition of this deferred revenue will commence upon the start of the monthly service. We capitalize setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the estimated customer life.

In a limited number of our revenue arrangements, we also provide generic computer equipment as part of the sales arrangement. The computer equipment in this arrangement is considered a non-software deliverable as our software is not essential to the functionality of the generic computer equipment. We account for the sale of generic equipment as a direct finance lease. The related revenue is recognized over the term of the contract using the effective interest rate method. We allocate revenue to the elements of these arrangements on a relative fair value basis using our best estimate of the fair value of the elements. Revenue from leased computer equipment represents approximately 1% of our consolidated revenue.

Revenues are reflected net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Stock-Based Compensation. We expense share-based payment awards made to employees and directors, including employee stock options, restricted common shares subject to repurchase and restricted stock units. We estimate the value of stock options as of the date the award was granted using the Black-Scholes option pricing model. The fair value of restricted stock units equals the intrinsic value on the date the award was granted. The Black-Scholes option-pricing model requires the use of certain input variables, as follows:

Expected Volatility. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. We determine the expected volatility based on a combination of implied market volatilities, historical volatility of our stock price and other factors.

Risk-Free Interest Rate. Our assumption of the risk-free interest rate is based on the implied yield available on U.S. constant rate treasury securities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the share-based award.

Expected Dividend Yield. Our assumption of the dividend yield is based on our history and expectation of future dividend payouts and may be subject to substantial change in the future.

Expected Award Life. Because we have a limited history of stock option exercises, we determine the expected award life using the simplified method, which defines the life as the average of the contractual term and the vesting period.

In addition to the variables above, we are also required to estimate at the grant date the likelihood that the award will ultimately vest (the "pre-vesting forfeiture rate"), and revise the estimate, if necessary, in future periods if the actual forfeiture rate differs. We determine the pre-vesting forfeiture rate of an award based on industry and employee turnover data as well as historical pre-vesting forfeitures occurring over the previous year. We recognize additional share-based compensation expense if the actual forfeiture rate is lower than estimated and a recovery of previously recognized share-based compensation expense if the actual forfeiture rate is higher than estimated.

Income taxes. Income tax expenses or benefits are recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of currently enacted tax laws. The effects of future enactments of changes in tax laws or rates are not contemplated.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax liabilities are more likely than not to be assessed. If we ultimately determine that the obligation is unwarranted, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. This may occur for a variety of reasons, such as the expiration of the statute of limitations with respect to a particular tax return or the signing of a final settlement agreement with the respective tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

As part of the process of preparing consolidated financial statements, we are required to estimate our income taxes and tax contingencies in each of the jurisdictions in which we operate prior to the completion and filing for tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences, or reversing book-tax differences, resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets will be realizable and to the extent we believe that realizability does not meet the more likely than not standard, we must establish a valuation allowance. To the extent we establish a valuation allowance in a period, we must include a tax expense or benefit within the tax provision in the statement of operations unless a current year valuation allowance is allocated to an item of equity. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowances, which could impact our results of operations in the quarter in which such determination is made.

We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. As a result of our analysis of all available evidence as of June 30, 2010, it was concluded that it was not more likely than not that certain of our deferred tax assets, primarily in the U.S., would be realized within their respective carryforward periods and, accordingly, we continue to maintain a valuation allowance against our deferred tax assets in the amount of $68.7 million as of June 30, 2010.

Derivative financial instruments. Derivative financial instruments are used principally in the management of foreign currency and interest rate exposures and are recorded in the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are initially recorded in accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in results of operations.

Our derivative financial instruments at June 30, 2010 consisted entirely of interest rate swaps. These interest rate swaps were designated and documented at their inception as cash flow hedges and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and reclassified into earnings when the hedged transaction affects earnings. The ineffective portion of these cash flow hedges is recognized in interest expense.

We estimate the fair value of our interest rate swaps using industry standard valuation techniques to extrapolate future reset rates from period-end yield curves and standard valuation models based on the Black-Scholes option valuation model. Market-based observable inputs including spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models.

Redeemable noncontrolling interests. Certain of the ownership interests in our consolidated subsidiaries held by noncontrolling owners are considered redeemable outside of our control. Accordingly, we have presented these redeemable noncontrolling interests as a mezzanine item in our consolidated balance sheet.

If redeemable at fair value, the redeemable noncontrolling interests are reported at their fair value with any adjustment of the carrying value to fair value recorded to common shares in stockholders' equity. We estimate the fair value of our noncontrolling interests through an income approach, utilizing a discounted cash flow model, and a market approach, which considers comparable companies and transactions.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. The multiples were determined based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

The noncontrolling ownership interest in AUTOonline is redeemable at ten times the AUTOonline EBITDA for the fiscal year ended prior to redemption, subject to adjustment under certain circumstances. Except under certain circumstances, the put-call option cannot be exercised until the EBITDA for fiscal year 2012 is determined. Because the AUTOonline noncontrolling interest is not currently redeemable, we are accreting the carrying value to the redemption value at each reporting period through the earliest redemption date. Accordingly, the carrying value of the AUTOonline noncontrolling interest represents the initial carrying amount, adjusted to reflect the noncontrolling interests' share of net income and dividends paid, plus periodic accretion. Additionally, if the fair value of the AUTOonline noncontrolling interest were to exceed the redemption value, the excess would be treated as an adjustment to the numerator in our calculation of net income per common share attributable to Solera Holdings, Inc. which would result in a decrease in our net income per share.

Recent Accounting Pronouncements

In September 2009, the FASB reached a consensus on two new pronouncements: Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements*, and ASU No. 2009-14, *Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements.* ASU No. 2009-13 eliminates the requirement that all undelivered elements must have either (i) vendor specific objective evidence ("VSOE") or (ii) third-party evidence ("TPE") of stand-alone selling price before an entity can recognize the portion of the consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU No. 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new pronouncements are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact that the adoption of these pronouncements will have on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency, which is the U.S. dollar. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our consolidated financial statements.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2009:

Period	Average Euro-to U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter ended September 30, 2008	$1.51	$1.90
Quarter ended December 31, 2008	1.32	1.58
Quarter ended March 31, 2009	1.31	1.44
Quarter ended June 30, 2009	1.36	1.55
Quarter ended September 30, 2009	1.43	1.64
Quarter ended December 31, 2009	1.48	1.63
Quarter ended March 31, 2010	1.39	1.56
Quarter ended June 30, 2010	1.28	1.49

During fiscal year 2010 as compared to fiscal year 2009, the U.S. dollar weakened against many of the major foreign currencies we use to transact our business. Relative to the Euro, the average U.S. dollar weakened by 1.4%, which increased our expenses and increased our revenues for the 2010 fiscal year relating to the Euro markets in which we transact business. In contrast, the average U.S. dollar strengthened against the Pound Sterling by 2.0%, which decreased our expenses and decreased our revenues for fiscal year 2010 relating to the United Kingdom. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a $24.5 million decrease or increase, as the case may be, to our revenues during fiscal year 2010.

We currently do not hedge our exposure to foreign currency risks. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively.

In February 2006, we entered into a foreign exchange option that gave us the right to call $200.0 million in U.S. dollars at a strike price of €1.1646 per U.S. dollar at any time up to February 8, 2011. We paid approximately $7.9 million for this option. In November 2008, we sold the foreign exchange option for $12.4 million. Historically, other than the foreign currency option described above, we have not undertaken hedging strategies to minimize the effect of currency fluctuations on our results of operations and financial condition; however, we may decide to do so in the future.

Interest Rate Risk

We are exposed to interest rate risks primarily through variable interest rate borrowings under our term loans. Our weighted-average borrowings outstanding under our term loans during fiscal year 2010 were $530.1 million.

In order to mitigate the interest rate risk associated with our term loans, in June 2007, we entered into three U.S. dollar-based interest rate swaps with notional amounts of $50.0 million, $81.0 million ($46.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and $75.0 million, each with maturities on June 30, 2011, which require us to pay fixed rates of 5.445%, 5.418%, and 5.445%, respectively. We also entered into three Euro-based interest rate swaps with notional amounts of €69.8 million (€8.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), €50.0 million (€42.7 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and €60.0 million, each with maturities as late as June 30, 2011, which require us to pay fixed rates of 4.603%, 4.679%, and 4.685%, respectively. These interest rate swaps are designated and documented at their inception as cash flow hedges and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and reclassified into earnings when the hedged transaction affects earnings. The ineffective portion of these cash flow hedges is recognized in interest expense in the accompanying consolidated statement of operations.

The estimated fair values of the U.S. dollar-based swaps were liabilities of $7.7 million and $13.3 million at June 30, 2010 and 2009, respectively, which were included in other noncurrent liabilities in the accompanying consolidated balance sheets. The estimated fair values of the Euro-based swaps were liabilities of €3.6 million ($4.4 million) and €6.9 million ($9.6 million) at June 30, 2010 and 2009, respectively, which were included in other noncurrent liabilities in the accompanying consolidated balance sheets. The change in the fair value of the swaps, net of tax, reflects the effective portion of loss on these hedges and is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

After giving effect to the interest rate swaps, the weighted average interest rate on our term loans during fiscal year 2010 was 5.4%. A hypothetical 1% increase or decrease in interest rates would have resulted in an approximately $1.9 million change to our interest expense for fiscal year 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We incorporate the information required for this item by reference to the financial statements listed in Item 15(a) of Part IV of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures and, based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error or all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Solera have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of AUTOonline, acquired in October 2009, which are included in the consolidated financial statements of Solera Holdings, Inc. as of and for the year ended June 30, 2010 and constituted 3% of total assets, 4% of total revenue and 6% of net income, respectively, of our consolidated financial statements as of and for the year ended June 30, 2010. Due to the timing of the acquisition, management did not assess the effectiveness of internal control over financial reporting at AUTOonline.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of June 30, 2010, as stated in their report which is included herein.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the fourth quarter of fiscal year 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Solera Holdings, Inc.
San Diego, California

We have audited the internal control over financial reporting of Solera Holdings, Inc. and subsidiaries (the "Company") as of June 30, 2010 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at AUTOonline GmbH In-formationssysteme, which was acquired on October 1, 2009 and whose financial statements constitute 3% of total assets, 4% of total revenue and 6% of net income, respectively, of the consolidated financial statements for the Company as of and for the year ended June 30, 2010. Accordingly, our audit did not include the internal control over financial reporting at AUTOonline. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2010 of the Company and our report dated September 1, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph regarding the application of new accounting standards related to (1) noncontrolling interests in subsidiaries and (2) business combinations.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 1, 2010

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 will be set forth in our proxy statement to be filed with the SEC in connection with our 2010 annual meeting of stockholders (the "Proxy Statement") or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

We have adopted a Conflict of Interest and Code of Conduct Policy that applies to all officers, directors and employees. The Conflict of Interest and Code of Conduct Policy is available for free on our website at www.solerainc.com under "Investor Relations." If we make any substantive amendments to the Conflict of Interest and Code of Conduct Policy or grant any waivers from a provision of the Conflict of Interest and Code of Conduct Policy to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will promptly disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements.

(a) (2) Financial Statement Schedules. Financial statements schedules, other than the schedule appearing on page F-36, are omitted because they are not required or applicable or the information is included in the consolidated financial statements or notes thereto.

(a) (3) Exhibits. The list of exhibits in the Exhibit Index to this Annual Report on Form 10-K is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 1, 2010.

SOLERA HOLDINGS, INC.

/s/ Tony Aquila

By: Tony Aquila
Its: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tony Aquila and Renato Giger, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signatures		Date
/s/ Tony Aquila Tony Aquila	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	September 1, 2010
/s/ Renato Giger Renato Giger	Chief Financial Officer (principal financial and accounting officer)	September 1, 2010
/s/ Kenneth A. Viellieu Kenneth A. Viellieu	Director	September 1, 2010
/s/ Stuart J. Yarbrough Stuart J. Yarbrough	Director	September 1, 2010
/s/ Jerrell W. Shelton Jerrell W. Shelton	Director	September 1, 2010
/s/ Arthur F. Kingsbury Arthur F. Kingsbury	Director	September 1, 2010

SOLERA HOLDINGS, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Solera Holdings, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of Solera Holdings, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and redeemable noncontrolling interests, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solera Holdings, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 of the Notes to the consolidated financial statements, effective July 1, 2009, the Company applied new accounting standards related to (1) noncontrolling interests in subsidiaries and (2) business combinations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 1, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 1, 2010

SOLERA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	June 30, 2010	June 30, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 240,522	$ 223,420
Short-term investments	—	11,941
Accounts receivable, net of allowance for doubtful accounts of $2,071 and $2,344 at June 30, 2010 and June 30, 2009, respectively	99,682	98,565
Other receivables	12,989	12,177
Other current assets	20,713	19,550
Deferred income tax assets	4,059	4,392
Total current assets	377,965	370,045
Property and equipment, net	53,255	50,784
Goodwill	635,709	651,099
Intangible assets, net	275,492	322,843
Other noncurrent assets	12,065	13,660
Noncurrent deferred income tax assets	2,167	10,178
Total assets	$1,356,653	$1,418,609
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,420	$ 30,447
Accrued expenses and other current liabilities	103,921	104,414
Income taxes payable	7,041	15,998
Deferred income tax liabilities	1,673	1,037
Current portion of long-term debt	5,442	5,880
Total current liabilities	143,497	157,776
Long-term debt	538,018	592,200
Other noncurrent liabilities	34,140	36,935
Noncurrent deferred income tax liabilities	33,752	46,871
Total liabilities	749,407	833,782
Redeemable noncontrolling interests	94,431	92,012
Stockholders' equity:		
Solera Holdings, Inc. stockholders' equity:		
Common shares, $0.01 par value: 150,000 shares authorized; 70,017 and 69,531 issued and outstanding as of June 30, 2010 and June 30, 2009, respectively	545,048	526,547
Retained earnings (accumulated deficit)	22,550	(44,335)
Accumulated other comprehensive income (loss)	(60,583)	3,674
Total Solera Holdings, Inc. stockholders' equity	507,015	485,886
Noncontrolling interests	5,800	6,929
Total stockholders' equity	512,815	492,815
Total liabilities and stockholders' equity	$1,356,653	$1,418,609

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Years Ended June 30,		
	2010	2009	2008
Revenues	$631,348	$557,691	$539,853
Cost of revenues:			
Operating expenses	130,852	128,101	131,751
Systems development and programming costs	67,926	59,941	66,666
Total cost of revenues (excluding depreciation and amortization)	198,778	188,042	198,417
Selling, general and administrative expenses	170,562	159,414	153,384
Depreciation and amortization	88,978	86,146	95,266
Restructuring charges, asset impairments, and other costs associated with exit or disposal activities	5,910	3,952	13,286
Acquisition-related costs	4,032	4,427	1,112
Interest expense	32,782	38,565	45,730
Other (income) expense, net	3,964	(15,656)	(9,518)
	505,006	464,890	497,677
Income before provision for income taxes	126,342	92,801	42,176
Income tax provision	32,171	26,168	35,106
Net income	94,171	66,633	7,070
Less: Net income attributable to noncontrolling interests	9,739	8,326	7,243
Net income (loss) attributable to Solera Holdings, Inc.	$ 84,432	$ 58,307	$ (173)
Net income (loss) attributable to Solera Holdings, Inc. per common share:			
Basic	$ 1.20	$ 0.86	$ (0.00)
Diluted	$ 1.20	$ 0.86	$ (0.00)
Dividends paid per share	$ 0.25	$ —	$ —
Weighted average shares used in the calculation of net income (loss) attributable to Solera Holdings, Inc. per common share:			
Basic	69,587	67,252	63,500
Diluted	69,763	67,295	63,500

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, COMPREHENSIVE INCOME (LOSS) AND REDEEMABLE NONCONTROLLING INTERESTS
(In thousands)

	Common Shares		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Solera Holdings, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity	Redeemable Noncontrolling Interests
	Shares	Amount						
Balance at June 30, 2007 as previously reported	64,814	$505,939	$(111,687)	$ 7,022	$401,274	$ —	$401,274	$ 6,060(1)
Cumulative impact of the adoption of new accounting pronouncement (Note 2)	—	(72,784)	—	—	(72,784)	5,169(1)	(67,615)	72,784
Cumulative impact of prior period adjustment (Note 13)	—	—	8,287	113	8,400	—	8,400	—
Balance at June 30, 2007 as adjusted	64,814	433,155	(103,400)	7,135	336,890	5,169	342,059	78,844
Components of comprehensive income (loss):								
Net income (loss) attributable to Solera Holdings, Inc. and noncontrolling interests	—	—	(173)	—	(173)	2,072	1,899	5,171
Foreign currency translation adjustments	—	—	—	47,558	47,558	753	48,311	14,042
Unrealized losses on derivative instruments, net of tax	—	—	—	(5,474)	(5,474)	—	(5,474)	—
Change in funded status of defined benefit pension plan, net of tax	—	—	—	5,271	5,271	—	5,271	—
Total comprehensive income (loss)					47,182	2,825	50,007	19,213
Cumulative impact of the adoption of new accounting pronouncement	—	—	1,026	—	1,026	—	1,026	—
Repurchase of common shares	(84)	(17)	(95)	—	(112)	—	(112)	—
Stock-based compensation	—	4,848	—	—	4,848	—	4,848	—
Reversal of previously accrued equity issuance costs	—	24	—	—	24	—	24	—
Issuance of common shares under employee stock purchase plan	6	105	—	—	105	—	105	—
Issuance of common shares under stock award plans, net	80	1	—	—	1	—	1	—
Dividends paid to noncontrolling owners	—	—	—	—	—	(1,940)	(1,940)	(3,262)
Revaluation of redeemable noncontrolling interests	—	(205)	—	—	(205)	—	(205)	205
Balance at June 30, 2008	64,816	437,911	(102,642)	54,490	389,759	6,054	395,813	95,000
Components of comprehensive income (loss):								
Net income attributable to Solera Holdings, Inc. and noncontrolling interests	—	—	58,307	—	58,307	2,834	61,141	5,492
Foreign currency translation adjustments	—	—	—	(38,043)	(38,043)	(973)	(39,016)	(10,360)
Unrealized losses on derivative instruments, net of tax	—	—	—	(15,965)	(15,965)	—	(15,965)	—
Change in funded status of defined benefit pension plan, net of tax	—	—	—	3,192	3,192	—	3,192	—
Total comprehensive income (loss)					7,491	1,861	9,352	(4,868)
Stock-based compensation	—	6,711	—	—	6,711	—	6,711	—
Issuance of common shares in secondary public offering, net of issuance costs of $3,981	4,500	86,019	—	—	86,019	—	86,019	—
Issuance of common shares under employee stock award plans, net	215	1,325	—	—	1,325	—	1,325	—
Dividends paid to noncontrolling owners	—	—	—	—	—	(986)	(986)	(3,539)
Revaluation of redeemable noncontrolling interests	—	(5,419)	—	—	(5,419)	—	(5,419)	5,419
Balance at June 30, 2009	69,531	526,547	(44,335)	3,674	485,886	6,929	492,815	92,012

(continued on next page)

SOLERA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, COMPREHENSIVE INCOME (LOSS) AND REDEEMABLE NONCONTROLLING INTERESTS
(In thousands)

(continued from previous page)

	Common Shares		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Solera Holdings, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity	Redeemable Noncontrolling Interests
	Shares	Amount						
Balance at June 30, 2009	69,531	526,547	(44,335)	3,674	485,886	6,929	492,815	92,012
Components of comprehensive income (loss):								
Net income attributable to Solera Holdings, Inc. and noncontrolling interests	—	—	84,432	—	84,432	3,110	87,542	6,629
Foreign currency translation adjustments	—	—	—	(64,539)	(64,539)	(454)	(64,993)	(12,994)
Unrealized gains on derivative instruments, net of tax	—	—	—	8,328	8,328	—	8,328	—
Change in funded status of defined benefit pension plan, net of tax	—	—	—	(8,046)	(8,046)	—	(8,046)	—
Total comprehensive income (loss)					20,175	2,656	22,831	(6,365)
Stock-based compensation	—	9,607	—	—	9,607	—	9,607	—
Issuance of common shares under employee stock award plans, net	486	6,888	—	—	6,888	—	6,888	—
Dividends paid on common stock and participating securities	—	—	(17,547)	—	(17,547)	—	(17,547)	—
Dividends paid to noncontrolling owners	—	—	—	—	—	(3,785)	(3,785)	(3,878)
Revaluation of and additions to redeemable noncontrolling interests	—	2,006	—	—	2,006	—	2,006	12,662
Balance at June 30, 2010	70,017	$545,048	$ 22,550	$(60,583)	$507,015	$ 5,800	$512,815	$ 94,431

(1) Prior to our adoption of ASC No. 810-10 (Note 2), we had a minority interest balance of $11,229 at June 30, 2007 which was classified in temporary equity in the consolidated balance sheet.

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended June 30,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 94,171	$ 66,633	$ 7,070
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	88,978	86,146	95,266
Provision for doubtful accounts	1,278	1,549	890
Stock-based compensation	9,607	6,711	4,848
Deferred income taxes	(6,195)	(9,109)	5,386
Net realized and unrealized gains on derivative instruments	—	(10,599)	(832)
Other	169	(454)	280
Changes in operating assets and liabilities, net of effects from acquisitions of businesses:			
Increase in accounts receivable	(5,717)	(4,949)	(1,961)
(Increase) decrease in other assets	417	4,977	(11,796)
Increase (decrease) in accounts payable	(3,149)	(244)	3,409
Increase (decrease) in accrued expenses and other liabilities	10,725	(7,256)	20,055
Net cash provided by operating activities	190,284	133,405	122,615
Cash flows from investing activities:			
Capital expenditures	(22,544)	(14,079)	(14,785)
Acquisitions and capitalization of intangible assets	(4,234)	(5,543)	(4,036)
Acquisitions of businesses, net of cash acquired	(94,290)	(99,692)	(314)
Purchases of short-term investments	—	(11,941)	—
Proceeds from maturities of short-term investments	11,742	—	—
Increase in restricted cash	(1,961)	(3,021)	—
Proceeds from sale of foreign currency exchange option	—	12,400	—
Net cash used in investing activities	(111,287)	(121,876)	(19,135)
Cash flows from financing activities:			
Proceeds from sale of common shares, net of offering costs	—	86,019	—
Payment of contingent purchase consideration	(2,251)	—	—
Principal payments on financed asset acquisitions	(2,487)	(4,730)	(4,907)
Repayments under revolving credit facility	—	—	(8,548)
Repayments of long-term debt	(5,867)	(5,872)	(37,779)
Cash dividends paid on common shares and participating securities	(17,547)	—	—
Cash dividends paid to noncontrolling interests	(7,663)	(4,525)	(5,202)
Proceeds from stock purchase plan and exercise of stock options	6,888	1,322	(112)
Net cash provided by (used in) financing activities	(28,927)	72,214	(56,548)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(32,968)	(9,634)	12,511
Net change in cash and cash equivalents	17,102	74,109	59,443
Cash and cash equivalents, beginning of period	223,420	149,311	89,868
Cash and cash equivalents, end of period	$ 240,522	$ 223,420	$149,311
Supplemental cash flow information:			
Cash paid for interest	$ 31,887	$ 37,961	$ 44,913
Cash paid for income taxes	$ 41,147	$ 30,828	$ 23,341
Supplemental disclosure of non-cash investing and finance activities:			
Capital assets financed	$ 3,585	$ 1,554	$ 3,735
Accrued contingent purchase consideration	$ 732	$ —	$ —
Note payable issued in acquisition of business	$ —	$ 17,330	$ —

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of Business

Solera Holdings, Inc. and subsidiaries (the "Company" "Solera" "we" "us" or "our") is a leading global provider of software and services to the automobile insurance claims processing industry. Our software and services helps our customers: estimate the costs to repair damaged vehicles; determine pre-collision fair market values for vehicles damaged beyond repair; automate steps of the claims process; outsource steps of the claims process that insurance companies have historically performed internally; and monitor and manage their businesses through data reporting and analysis. We are active in over 50 countries and derive most of our revenues from our estimating and workflow software. Through our acquisitions of HPI, Ltd. ("HPI") in December 2008 and AUTOonline GmbH In-formationssysteme ("AUTOonline") in October 2009, we also provide used vehicle validation services in the United Kingdom and operate an eSalvage vehicle exchange platform in several European countries as well as Mexico.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and applicable regulations of the Securities and Exchange Commission ("SEC"). Our operating results for the fiscal year ended June 30, 2010 are not necessarily indicative of the results that may be expected for any future periods.

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Our consolidated, majority-owned subsidiaries include our subsidiaries located in Belgium, France, Portugal, Spain and Mexico, as well as AUTOonline. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

We have reclassified certain prior period amounts to conform to the current period presentation in the accompanying consolidated statements of operations. Specifically, we have reclassified certain expenses previously reported in operating expenses, systems development and programming costs and selling, general and administrative expenses and now report these expenses in acquisition-related costs (see Note 2). These reclassifications had no impact on the previously reported income before provision for income taxes or net income.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and estimates and judgments routinely require adjustment. The reported amounts of assets, liabilities, revenues and expenses are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for doubtful accounts, fair value of derivative financial instruments, valuation of goodwill and intangible assets, amortization of intangible assets, restructuring activities, liabilities under defined benefit plans, stock-based compensation, redeemable noncontrolling interests and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents and Short-Term Investments

We consider all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents at June 30, 2010 and 2009 consisted primarily of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

At June 30, 2009, we held bank certificates of deposits with original maturities of greater than 90 days at the time of purchase which were considered short-term investments and, accordingly, are reported at fair value. The carrying amounts of these assets approximate fair value given the nature of the investments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded according to contractual agreements. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required. The allowance for doubtful accounts is estimated based on our historical losses, the existing economic conditions, and the financial stability of our customers. Receivables are written-off in the period that they are deemed uncollectible.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	20 to 40 years
Building improvements	5 to 15 years
Leasehold improvements	Lesser of 10 years or remaining lease term
Data processing equipment	3 years
Furniture and fixtures	4 to 7 years
Machinery and equipment	3 to 6 years
Software licenses	3 years

Internal Use Software

We capitalize costs directly associated with developing or obtaining internal use computer software as well as certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalized payroll costs with respect to these employees is limited to the time directly spent on such projects. We expense costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities as incurred. Additionally, we expense internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

Contingent Purchase Consideration

Contingent future cash payments related to acquisitions completed in fiscal year 2010 are recognized at fair value as of the acquisition date and such amount is included in the determination of the acquisition date purchase price. We recognize any subsequent changes in the fair value of the contingent future cash payments in earnings in the period that the change occurs.

We recognize the contingent future cash payments related to acquisitions completed prior to fiscal year 2010 as additional goodwill once the contingency is resolved and the amounts are due and payable.

Goodwill and Intangible Assets

We do not amortize goodwill and intangible assets with indefinite useful lives, but instead test for impairment annually, or more frequently if impairment indicators arise. We perform our annual goodwill and indefinite-lived intangible assets impairment assessment on April 1 of each fiscal year. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

We test goodwill for impairment annually at a reporting unit level using a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of the potential impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess.

In our annual goodwill impairment assessment for fiscal year 2010, we concluded that the fair values of the reporting units to which goodwill was assigned exceeded their respective carrying values and, accordingly, we did not identify any goodwill impairment.

We test indefinite-lived intangible assets at the unit of accounting level by making a determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, we recognize an impairment loss in an amount equal to the difference. We also evaluate the remaining useful life of intangible assets that are not subject to amortization on an annual basis to determine whether events and circumstances continue to support an indefinite useful life. If we subsequently determine that an intangible asset that is not being amortized has a finite useful life, we test that asset for impairment. After recognition of the impairment, if any, we amortize the asset prospectively over its estimated remaining useful life and account for it in the same manner as other intangible assets that are subject to amortization.

In our annual indefinite-lived intangible asset impairment assessment for fiscal year 2010, we concluded that the fair value of our indefinite-lived intangible assets exceeded their respective carrying value and, accordingly, we did not identify any impairment of indefinite-lived intangible assets.

Intangible assets with finite lives primarily consist of intangible assets acquired in business combinations and the costs associated with software developed for internal use. We amortize intangible assets with finite lives acquired in business combinations on an accelerated basis to reflect the pattern in which the economic benefits of the intangible asset are consumed. Costs associated with software developed for internal use are amortized over three- to five- years on a straight-line basis.

Impairment of Long-Lived Assets

We review long-lived assets, including intangible assets with finite lives and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other indicators that would indicate that the carrying amount of an asset or asset group is not recoverable. We consider a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If we deem an asset to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value.

Net Income (Loss) Attributable to Solera Holdings, Inc. Per Share

In fiscal year 2010, we retrospectively adopted Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, which was primarily codified into FASB Accounting Standards Codification ("ASC") Topic No. 260-10-45, *Earnings Per Share*. Accordingly, because our restricted common shares subject to repurchase and restricted stock units settled in shares of common stock upon vesting have the nonforfeitable right to receive dividends on an equal basis with common stock, these securities are considered participating securities that must be included in the calculation of net income per share using the two-class method. Under the two-class method, basic and diluted net income per share are determined by calculating net income per share for common stock and participating securities based on the cash dividends paid and participation rights in undistributed earnings. Diluted net income per share also considers the dilutive effect of in-the-money stock options, calculated using the treasury stock method. Under the treasury stock method, the amount of assumed proceeds from unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the options were exercised during the period.

The computation of basic and diluted net income (loss) attributable to Solera Holdings, Inc. per common share using the two-class method is as follows (in thousands, except per share amounts):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Basic net income (loss) attributable to Solera Holdings, Inc. per common share			
Net income (loss) attributable to Solera Holdings, Inc.	$84,432	$58,307	$ (173)
Less: Dividends paid and undistributed earnings allocated to participating securities	(664)	(667)	—
Net income (loss) attributable to common shares—basic	$83,768	$57,640	$ (173)
Weighted-average number of common shares	69,790	67,685	64,035
Less: Weighted-average common shares subject to repurchase	(203)	(433)	(535)
Weighted-average number of common shares used to compute basic net income (loss) attributable to Solera Holdings, Inc. per common share	69,587	67,252	63,500
Basic net income (loss) attributable to Solera Holdings, Inc. per common share	$ 1.20	$ 0.86	$ (0.00)
Diluted net income (loss) attributable to Solera Holdings, Inc. per common share			
Net income (loss) attributable to Solera Holdings, Inc.	$84,432	$58,307	$ (173)
Less: Dividends paid and undistributed earnings allocated to participating securities	(663)	(666)	—
Net income (loss) attributable to common shares—diluted	$83,769	$57,641	$ (173)
Weighted-average number of common shares used to compute basic net income (loss) attributable to Solera Holdings, Inc. per common share	69,587	67,252	63,500
Diluted effect of options to purchase common stock	176	43	—
Weighted-average number of common shares used to compute diluted net income (loss) attributable to Solera Holdings, Inc. per common share	69,763	67,295	63,500
Diluted net income (loss) attributable to Solera Holdings, Inc. per common share	$ 1.20	$ 0.86	$ (0.00)

The following securities that could potentially dilute earnings per share in the future are not included in the determination of diluted net income (loss) attributable to Solera Holdings, Inc. per common share (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Antidilutive options to purchase common stock and restricted stock units	43	288	169

As a result of our adoption of FSP No. EITF 03-6-1/ASC Topic No. 260-10-45 as well as the prior period adjustment described in Note 13, our basic and diluted net income (loss) attributable to Solera Holdings, Inc. per common share amounts have been retrospectively recast from amounts previously reported amounts. Basic and diluted net income (loss) attributable to Solera Holdings, Inc. per common share for the fiscal year ended June 30, 2008 decreased by $0.01 per share. Diluted net income attributable to Solera Holdings, Inc. per common share for the fiscal year ended June 30, 2009 increased by $0.01 per share. Basic net income attributable to Solera Holdings, Inc. per common share for the fiscal year ended June 30, 2009 was unchanged.

Revenue Recognition

We recognize revenue only after services are provided, persuasive evidence of an arrangement exists, a fee is fixed and determinable, and collectability is probable. Our multiple element arrangements primarily include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.

We generate a significant majority of our revenue from subscription-based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged).

Subscription-based and transaction-based contracts generally include the delivery of software, access to software through a hosted service ("Hosted Database"), upfront fees for the implementation and set-up activities necessary for the client to use/access the software ("Implementation Services") and maintenance. Under a subscription arrangement, delivery of software, we consider access to the Hosted Database and maintenance to be a single element or a combined unit of accounting and recognize related revenues at the end of each month upon the completion of the monthly service. The transaction-based fee represents payment for the right to use the software, access to the Hosted Database and maintenance. We consider the fee fixed and determinable only at the time actual usage occurs, and, accordingly, we recognize revenue at the time of actual usage. The revenue recognition for Implementation Services is described below.

Implementation Services and setup activities are necessary for the client to receive services/software. We defer up-front fees billed during the setup/implementation phase and recognize such revenues on a straight-line basis over the estimated customer life. Recognition of this deferred revenue will commence upon the start of the monthly service. We capitalize setup costs that are direct and incremental to the contract and recognize such revenues on a straight-line basis over the estimated customer life.

In a limited number of our revenue arrangements, we also provide generic computer equipment as part of the sales arrangement. The computer equipment in this arrangement is considered a non-software deliverable as our software is not essential to the functionality of the generic computer equipment. We account for the sale of generic equipment as a direct finance lease and the related revenue is recognized over the term of the contract using the effective interest rate method. We allocate revenue to the elements of these arrangements on a relative fair value basis using our best estimate of the fair value of the elements. Revenue from leased computer equipment represents approximately 1% of our consolidated revenue.

We reflect revenues net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Sales and Related Taxes Collected

Sales and related taxes collected from customers and remitted to various governmental agencies are excluded from reported revenues in our consolidated statements of operations.

Cost of Revenues (Excluding Depreciation and Amortization)

Our costs and expenses applicable to revenues ("cost of revenues excluding depreciation and amortization") represent the total of operating expenses and systems development and programming costs as presented on the consolidated statement of operations. Operating expenses include the compensation and benefits costs for operations, database development and customer service personnel, other costs related to operations, database development and customer support functions, as well as third-party data and royalty costs, and the cost of computer software and hardware used directly in the delivery of our products and services. Systems development and programming costs include compensation and benefit costs for our product development and product management personnel, other costs related to its product development and product management functions and costs related to external software consultants involved in systems development and programming activities.

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The costs to develop such software have not been capitalized, as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility.

Acquisition-Related Costs

Acquisition-related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of our acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature and gains and losses resulting from the settlement of a pre-existing contractual relationship with an acquiree.

As a result of our adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 (revised), *Business Combinations* ("SFAS No. 141(R)"), which was primarily codified into ASC Topic No. 805-10, *Business Combinations*, in fiscal year 2010, acquisition-related costs incurred during fiscal year 2010 included legal and professional fees and other transaction costs associated with completed acquisitions, whereas in periods prior to our adoption of SFAS No. 141(R) /ASC Topic No. 805-10, we included legal and professional fees and other transaction costs associated with completed acquisitions in the determination of the purchase price and accordingly did not charge these fees and costs against earnings.

Foreign Currency Translation

We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for revenues and expenses and the exchange rate at the end of that period for assets and liabilities. For each of our foreign subsidiaries, the local currency is its functional currency. These translations resulted in foreign currency translation adjustments of $(64.5) million and $(38.0) million in fiscal years 2010 and 2009, respectively, which are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively. Functional currencies of significant foreign subsidiaries include Euros, British Pounds, Swiss francs, Canadian dollars, Brazilian reals, and Mexican pesos.

Income Taxes

The provision for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when we determine that it is more likely than not that a portion of the deferred tax asset balance will not be realized within the respective carryforward period.

Derivative Financial Instruments

We principally utilize derivative financial instruments to manage interest rate exposures. Derivative financial instruments are recorded in the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are initially recorded in accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each period with changes in fair value recognized in earnings.

Advertising Costs

Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising costs were $5.6 million, $4.9 million and $4.3 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

Share-Based Compensation

We expense share-based payment awards made to employees and directors in the period to which the services rendered for these awards relate. These awards include stock options, restricted common shares subject to repurchase and restricted stock units. We estimate the value of stock options as of the date the award was granted using the Black-Scholes option pricing model. The fair value of restricted stock units equals the intrinsic value on the date the award was granted. The estimated grant date fair value is then recognized as compensation expense on a straight-line basis over the requisite service period of the award, which generally equals the vesting period or, in the case of shares subject to repurchase, over the period to which the right to repurchase exists. Compensation expense related to our employee stock purchase plan is recognized over the applicable offering period on a straight-line basis. The amount of share-based compensation expense recognized for share-based awards is net of estimated forfeitures of unvested awards. No compensation cost is recorded for awards that do not vest.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, unrealized gains and losses on derivative instruments related to the effective portion of cash flow hedges, net of the related income tax effect, and changes in the funded status of defined benefit pension plans, net of the related income tax effect, that are excluded from the consolidated statements of operations and are reported as a separate component in stockholders' equity.

Accumulated other comprehensive income (loss) consists of the following (in thousands):

	Fiscal Year Ended June 30,	
	2010	2009
Cumulative foreign currency translation adjustments	$(46,330)	$ 18,209
Unrealized losses on derivative financial instruments, net of tax	(14,319)	(22,647)
Change in funded status of defined benefit pension plan, net of tax	66	8,112
Accumulated other comprehensive income (loss)	$(60,583)	$ 3,674

Comprehensive Income

Comprehensive income consists of the following (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Net income	$ 94,171	$ 66,633	$ 7,070
Other comprehensive income:			
Foreign currency translation adjustments	(77,987)	(49,376)	62,353
Unrealized gains (losses) on derivative financial instruments, net of tax	8,328	(15,965)	(5,474)
Change in funded status of defined benefit pension plan, net of tax	(8,046)	3,192	5,271
Total comprehensive income	16,466	4,484	69,220
Comprehensive income (loss) attributable to noncontrolling interests	(3,709)	(3,007)	22,038
Comprehensive income attributable to Solera Holdings, Inc.	$ 20,175	$ 7,491	$47,182

The majority of our assets and liabilities, including goodwill, intangible assets and long-term debt, are carried in functional currencies other than the U.S. dollar, primarily the Euro. We translate our local currency assets and liabilities in U.S. dollars based on the exchange rate at the end of the reporting period. These translations resulted in a foreign currency translation loss of $64.5 million during fiscal year 2010, which was caused by a strengthening in the value of the U.S. dollar versus certain foreign currencies, including the Euro. Generally, the strengthening of the U.S. dollar during the fiscal year 2010 resulted in decreases to the U.S. dollar value of certain of our assets and liabilities from June 30, 2009 to June 30, 2010, as presented in the accompanying consolidated balance sheets, although the corresponding local currency balances may have increased or remain unchanged.

Guarantees

We recognize, at the inception of a guarantee, a liability for the fair value of certain guarantees.

Recently Adopted Accounting Pronouncements

In December 2008, the FASB issued FSP No. FAS 132R-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*, which was primarily codified into ASC Topic No. 715-20-55, *Compensation—Retirement Benefits*. FSP No. FAS 132R-1/ASC Topic No. 715-20-55 requires additional annual disclosures for defined benefit pension plans. The disclosures required by FSP No. FAS 132R-1/ASC Topic No. 715-20-55 are provided in Note 11.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*, which was primarily codified into ASC Topic No. 350-20, *Intangibles—Goodwill and Other*. FSP No. FAS 142-3/ASC Topic No. 350-20, which we adopted in the first quarter of fiscal year 2010, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP No. FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. FSP No. FAS 142-3/ASC Topic No. 350-20 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R)/ASC Topic No. 805-10 which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair value as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability. Any acquisition-related costs are to be expensed instead of capitalized. Additionally, restructuring expenses generally must be expensed subsequent to the acquisition date in the period in which the expenses are incurred and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense in the period in which the changes occur. SFAS No. 141(R)/ ASC Topic No. 805-10 applies prospectively to business combinations for which the acquisition date is on or after July 1, 2009, including our fiscal year 2010 acquisitions described in Note 3.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51*, which was primarily codified into ASC Topic No. 810-10, *Consolidations*. SFAS No. 160/ASC Topic No. 810-10 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160/ASC Topic No. 810-10 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. We adopted SFAS No. 160/ASC Topic No. 810-10 in fiscal year 2010 and have also given retrospective effect of this new accounting guidance to all prior periods presented. As a result, we now present the carrying amounts of the ownership interests in consolidated subsidiaries held by noncontrolling owners, to the extent that such ownership interests are not redeemable outside of our control, as a component of total stockholders' equity in the accompanying consolidated balance sheets as compared to how we presented these amounts outside of permanent equity prior to our adoption of SFAS No. 160/ASC Topic No. 810-10. Additionally, net income now includes net income attributable to noncontrolling interests as compared to the exclusion of net income attributable to the noncontrolling interests from net income prior to our adoption of SFAS No. 160/ASC Topic No. 810-10. Finally, we now present the accompanying consolidated statements of cash flows using net income as calculated pursuant to SFAS No. 160/ASC Topic No. 810-10.

At the March 12, 2008 Emerging Issues Task Force ("EITF") meeting, the SEC Observer announced revisions to Topic No. D-98, *Classification and Measurement of Redeemable Securities*, which was also primarily codified into ASC Topic No. 810-10, which provides SEC registrants with guidance on the financial statement classification and measurement of equity securities that are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The revised Topic No. D-98/ASC Topic No. 810-10 requires noncontrolling interests that are redeemable at the option of the holder to be recorded outside of permanent equity at fair value, and the redeemable noncontrolling interests to be adjusted to their fair value at each balance sheet date. Adjustments to the carrying amount of a noncontrolling interest from the application of Topic No. D-98/ASC Topic No. 810-10 are recorded to retained earnings (or additional paid-in-capital in the absence of retained earnings). As a result of our retrospective adoption of the revised provisions of Topic No. D-98/ASC Topic No. 810-10 in fiscal year 2010, we report the carrying amounts of the ownership interests in consolidated subsidiaries held by noncontrolling owners which are redeemable outside of our control at fair value and present these amounts as a mezzanine item in the accompanying consolidated balance sheets for all periods. We recorded to common shares the adjustment of the carrying value of the noncontrolling interests to fair value in the accompanying consolidated balance sheets.

The impact of our adoption of ASC Topic No. 810-10 on the previously reported consolidated balance sheets as of June 30, 2009 and 2008 was as follows (in thousands):

	As Previously Reported	Adjustment (Note 13)	Adoption of New Accounting Pronouncement	As Adjusted
Balances at June 30, 2009:				
Redeemable noncontrolling interests	$ —	$ —	$ 92,012	$ 92,012
Common shares	604,952	—	(78,405)	526,547
Accumulated other comprehensive income	6,319	561	(3,206)	3,674
Noncontrolling interests	17,330	—	(10,401)	6,929
Balances at June 30, 2008:				
Redeemable noncontrolling interests	$ —	$ —	$ 95,000	$ 95,000
Common shares	510,900	—	(72,989)	437,911
Accumulated other comprehensive income	65,565	1,560	(12,635)	54,490
Noncontrolling interests	15,429	—	(9,375)	6,054

New Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB reached a consensus on two new pronouncements: Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements*, and ASU No. 2009-14, *Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements*. ASU No. 2009-13 eliminates the requirement that all undelivered elements must have either (i) vendor specific objective evidence ("VSOE") or (ii) third-party evidence ("TPE") of stand-alone selling price before an entity can recognize the portion of the consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU No. 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new pronouncements are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact that the adoption of these pronouncements will have on our consolidated financial statements.

In June 2009, the FASB issued ASC Topic No. 810-10-05, *Consolidation*, which changes the approach to determining the primary beneficiary of a variable interest entity, and requires companies to more frequently assess whether they must consolidate variable interest entitites. ASC No. 810-10-05 is effective for annual periods beginning after November 15, 2009. We are currently evaluating the impact that the adoption of this pronouncement will have on our consolidated financial statements

3. Business Combinations

Acquisition of AUTOonline

On October 1, 2009, we acquired an 85% ownership interest in AUTOonline, a German limited liability company and provider of an eSalvage vehicle exchange platform in several European countries and Mexico, for cash payments totaling €59.5 million ($86.8 million). The acquisition of AUTOonline allows us to extend our core offering to now include the disposition of salvage vehicles. AUTOonline has been included in our EMEA segment. We have included the results of operations of AUTOonline in our consolidated results of operations from the acquisition date. Revenues and net income earned by AUTOonline were $22.6 million and $4.6 million, respectively, for the period from the acquisition date through June 30, 2010.

The remaining 15% ownership interest in AUTOonline held by the sellers is subject to a put-call option that may be exercised by any party beginning in fiscal year 2013, or earlier under certain circumstances. The redemption value of the option is equal to ten times AUTOonline's consolidated earnings before interest expense, income tax expense, depreciation and amortization, as set forth in the definitive share purchase agreement (the "AUTOonline EBITDA"), for the fiscal year ended prior to the exercise date, subject to adjustment under certain circumstances. On the acquisition date, we valued the 15% noncontrolling interest in AUTOonline at €10.5 million ($15.4 million) based on our purchase price for the 85% ownership interest. Because the AUTOonline noncontrolling interest is redeemable at other than fair value but is not currently redeemable, we are accreting the carrying value to the redemption value at each reporting period through the earliest redemption date. Accordingly, the carrying value of the AUTOonline noncontrolling interest represents the initial carrying amount, adjusted to reflect the noncontrolling interests' share of net income and dividends paid, plus periodic accretion. Additionally, if the redemption value of the AUTOonline noncontrolling interest were to exceed the fair value, the excess would result in an adjustment to the numerator in our calculation of net income per common share attributable to Solera Holdings, Inc. which could result in a decrease in our net income per share. At June 30, 2010, the fair value of the AUTOonline noncontrolling interest approximates its redemption value.

We have accounted for the acquisition of AUTOonline under the purchase method of accounting and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill, which is not expected to be deductible for foreign income tax purposes. Although a portion of the purchase price for 85% of AUTOonline was contingent, the contingency was satisfied in December 2009 and therefore we have included the full cash value of the contingent payments in the determination of the acquisition date purchase price. Of the purchase price for AUTOonline, we have allocated €54.6 million ($80.9 million) to goodwill and €16.8 million ($24.9 million) to identifiable intangible assets. The goodwill recorded in the acquisition is the result of the unique niche nature of AUTOonline's business and the well-established network of buyers and sellers.

The following table summarizes the final purchase price allocation for the acquisition of AUTOonline (in thousands):

Goodwill	$ 80,886
Intangibles assets	24,918
Cash acquired	3,618
Accounts receivable	4,379
Other assets acquired	6,371
Fair value of redeemable noncontrolling interest	(15,551)
Deferred income tax liability	(7,824)
Other liabilities assumed	(9,990)
Total	$ 86,807

Identifiable intangible assets acquired from AUTOonline were as follows:

	Value (in thousands)	Weighted Average Amortizable Life (in years)
Trademark	$17,513	Indefinite
Technology	3,110	5.0
Customer relationships	1,740	10.0
Non-compete agreements	2,546	3.5
Total	$24,909	5.7

We are amortizing the acquired identifiable intangible assets on an accelerated basis to reflect the pattern in which the economic benefits of the intangible assets are consumed.

We valued the purchased trademark and purchased technology assets under the income approach using the relief from royalty method, which assumes value to the extent that the acquired company is relieved of the obligation to pay royalties for the benefits received from them. We valued the purchased customer relationships asset under the income approach using the excess earnings methodology based upon estimated future discounted cash flows attributable to revenues projected to be generated from those customers. We valued the non-compete agreements under the income approach based on the estimated probability-adjusted lost cash flows if the non-compete agreements had not been executed.

We incurred $0.9 million of transaction costs, including legal and other fees, related to our acquisition of AUTOonline which are included in acquisition-related costs in the consolidated statement of operations for fiscal year 2010.

Acquisition of HPI

On December 19, 2008, we acquired 100% of the outstanding share capital of HPI, a leading provider of used vehicle validation services in the United Kingdom. Our acquisition of HPI enhances our delivery of decision support data and software applications to our customers. HPI will be included in our EMEA segment.

The total purchase price for the acquisition of HPI was approximately $123.1 million (£79.9 million), which consisted of cash paid at closing of $103.3 million (£67.1 million), acquisition-related expenses of $2.5 million (£1.6 million), and a subordinated note payable with a principal amount of $17.3 million (£11.3 million). The note accrues interest at 8.0% per annum, payable annually, and becomes due and payable in full on December 31, 2011, subject to certain acceleration events. We are required to make contingent future cash payments up to a maximum aggregate amount of approximately $7.4 million (£4.8 million) if HPI achieves certain financial performance targets through December 31, 2011. If earned, these contingent future cash payments will be recognized as additional goodwill once the contingency is resolved and the amounts are due and payable. All amounts are payable in Pound Sterling.

Under the purchase method of accounting, the total purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The results of operations of HPI are included in our consolidated results of operation from the acquisition date.

We allocated the purchase price to the tangible assets, liabilities, and identifiable intangible assets acquired, based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the aggregate fair values was recorded as goodwill. None of the goodwill value recorded as part of the acquisition of HPI will be deductible for foreign income tax purposes.

The following table summarizes the purchase price allocation for the acquisition of HPI (in thousands):

Goodwill	$ 63,166
Intangibles assets	69,626
Cash acquired	11,739
Accounts receivable	4,867
Property and equipment	5,478
Other current and noncurrent assets	712
Liabilities assumed	(12,957)
Deferred income tax liability	(19,551)
Total	$123,080

The purchase price allocated to acquired intangible assets and their respective amortizable lives are as follows:

	Value (in thousands)	Weighted Average Amortizable Life (in years)
Trademark	$16,482	Indefinite
Customer relationships	17,561	15.0
Technology	35,583	12.0
Total	$69,626	

The fair value assigned to purchased technology was determined by applying the income approach using the excess earnings methodology which involves estimating the future discounted cash flows to be derived from the currently existing technologies. The purchased trademark was valued using the income approach using the relief from royalty method, which assumes value to the extent that the acquired company is relieved of the obligation to pay royalties for the benefits received from them. The fair value assigned to the purchased customer list existing on the acquisition date was determined by applying the income approach using the excess earnings methodology based upon estimated future discounted cash flows attributable to revenues projected to be generated from those customers.

The following unaudited pro forma financial information assumes that the acquisition of HPI occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. Amounts are in thousands, except per share data.

	Fiscal Year Ended June 30,	
	2009	2008
	(unaudited)	
Revenues	$577,828	$590,693
Net income	62,539	6,763
Net income per share—basic	0.92	0.11
Net income per share—diluted	0.92	0.10

Other Acquisitions

During fiscal year 2010, we also acquired Softwaresysteme GTLDATA GmbH ("GTLDATA"), a provider of assessor management systems in Austria, and Market Scan Holding B.V. ("Market Scan"), a provider of data analytics software and services to the insurance industry in the Netherlands, for aggregate initial cash consideration of approximately €8.5 million ($11.8 million) and contingent future cash payments of up to €0.6 million ($0.7 million at June 30, 2010) that may be paid upon the achievement of certain financial performance and product-related targets, none of which were paid during fiscal year 2010. An additional upfront payment of €2.3 million ($3.0 million at June 30, 2010) was considered compensatory and therefore was excluded from the purchase price. This payment will be charged against net income as earned. Additional future cash payments of up to €2.8 million ($3.4 million at June 30, 2010) that may be paid upon the achievement of certain financial performance and product-related targets are considered compensatory and accordingly we will charge such payments against net income as earned. Of the initial purchase price of the acquisitions, approximately $6.1 million was allocated to goodwill and approximately $7.4 million was allocated to purchased software, customer relationships, and tradenames and trademarks. The weighted average amortizable life of intangible assets purchased in these acquisitions was 11.5 years.

During fiscal year 2009, we also acquired UC Universal Consulting Software Gmbh ("UCS"), a German provider of software and services to collision repair facilities, and Inpart Services Ltda. ("Inpart"), a Brazilian company that provides an internet-based auto part supplier application to auto insurance companies, for aggregate initial cash consideration of approximately $7.0 million and contingent future cash payments of up to approximately $6.5 million. If earned, these contingent future cash payments will be recognized as additional goodwill once the contingency is resolved and the amounts are due and payable. Of the initial purchase price of the acquisitions, approximately $4.5 million was allocated to goodwill and approximately $4.3 million was allocated to purchased intangible assets, including purchased technology, purchased customer relationships, trademarks and non-compete agreements. The weighted average amortizable life of intangible assets purchased in the acquisitions of UCS and Inpart was 9.0 years.

All entities have been included in our results of operations from the respective acquisition dates.

Contingent Purchase Consideration

In connection with the acquisition of HPI in December 2008, we are required to make contingent cash payments up to a maximum aggregate amount of £4.8 million ($7.3 million at June 30, 2010) if HPI achieves certain annual financial performance targets through December 31, 2011, of which £1.2 million ($1.9 million) was paid during fiscal year 2010. Additionally, in connection with other acquisitions, we are required to make contingent future cash payments of up to a maximum aggregate amount of approximately $8.6 million, of which approximately $3.8 million relates to acquisitions completed in fiscal year 2010 and the remainder relates to an acquisition completed prior to fiscal year 2010. The contingent purchase consideration becomes payable based on the acquired business's achievement of certain financial performance and product-related targets.

Approximately $2.3 million of the contingent future cash payments related to acquisitions completed prior to fiscal year 2010, including HPI, have been earned and paid through June 30, 2010, and were recognized as additional goodwill.

4. Goodwill and Intangible Assets

Intangible Assets

Intangible assets consist of the following (in thousands):

	June 30, 2010			June 30, 2009		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortized intangible assets:						
Internally developed software	$ 16,094	$ 2,257	$ 13,837	$ 32,678	$ 16,794	$ 15,884
Purchased customer relationships	199,404	102,041	97,363	206,375	85,755	120,620
Purchased tradenames and trademarks	16,007	15,958	49	16,144	12,650	3,494
Purchased software and database technology	312,861	184,776	128,085	312,103	147,679	164,424
Other	5,269	161	5,108	781	36	745
	$549,635	$305,193	$244,442	$568,081	$262,914	$305,167
Intangible assets not subject to amortization:						
Purchased tradenames and trademarks with indefinite lives	31,050	—	31,050	17,676	—	17,676
	$580,685	$305,193	$275,492	$585,757	$262,914	$322,843

Amortization of intangible assets totaled $67.2 million, $68.8 million and $77.7 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Estimated amortization expense related to intangible assets subject to amortization at June 30, 2010 for the next five years is as follows (in thousands):

2011	$ 57,234
2012	47,599
2013	37,784
2014	25,986
2015	20,164
Thereafter	55,675
Total	$244,442

Goodwill

The following table summarizes the activity in goodwill for the fiscal year ended June 30, 2010 and June 30, 2009 (in thousands):

	Balance at Beginning of Year	Current Year Acquisitions	Other (1)	Foreign Currency Translation Effect	Balance at End of Year
Year Ended June 30, 2010:					
EMEA	$560,490	$86,961	$1,853	$(104,170)	$545,134
Americas	90,609	—	10	(44)	90,575
Total	$651,099	$86,961	$1,863	$(104,214)	$635,709
Year Ended June 30, 2009:					
EMEA	$557,084	$66,285	$ —	$ (62,879)	$560,490
Americas	89,014	1,850	67	(322)	90,609
Total	$646,098	$68,135	$ 67	$ (63,201)	$651,099

(1) Primarily represents the payment of the initial £1.2 million ($1.9 million) contingent cash payment to the sellers of HPI.

We have not recognized any goodwill impairment losses to date.

5. Restructuring Initiatives

The objectives of our restructuring initiatives have been to eliminate waste and improve operational efficiencies. The restructuring reserves are included in accrued expenses and other current liabilities and in other noncurrent liabilities in the accompanying consolidated balance sheets. All amounts incurred in connection with our restructuring activities are recorded in restructuring charges, asset impairments and other costs associated with exit or disposal activities in the accompanying consolidated statements of operations.

The following table summarizes the activity in the restructuring reserves for fiscal years 2010 and 2009 (in thousands):

	Employee Termination Benefits	Lease-Related Charges	Other Charges	Total
Balance at June 30, 2008	$11,953	$ 2,609	$ —	$14,562
Restructuring charges	4,516	—	—	4,516
Cash payments	(7,440)	(531)	—	(7,971)
Other (1)	849	—	—	849
Effect of foreign exchange	(990)	—	—	(990)
Balance at June 30, 2009	8,888	2,078	—	10,966
Restructuring charges	(486)	2,939	1,983	4,436
Cash payments	(6,441)	(2,001)	(226)	(8,668)
Other (1)	—	1,701	39	1,740
Effect of foreign exchange	(110)	—	—	(110)
Balance at June 30, 2010	$ 1,851	$ 4,717	$1,796	$ 8,364

(1) Primarily represents the reclassification of an existing unfavorable lease liability.

In April 2009, we initiated a restructuring plan in our Americas segment (the "Americas 2009 Restructuring Plan"). The primary objective of the Americas 2009 Restructuring Plan was the relocation of certain business delivery and general and administrative functions to our corporate headquarters in San Diego, California, the relocation of certain business delivery functions to San Diego and Mexico, and the closure of our facility in San Ramon, California. Under the Americas 2009 Restructuring Plan, we anticipate terminating approximately 124 employees and incurring expenses related to termination benefits of approximately $3.2 million, of which $0.2 million remains unpaid at June 30, 2010. The remaining unpaid termination benefits under the Americas 2009 Restructuring Plan are expected to be paid in fiscal year 2011. Additionally, in December 2009, we vacated our leased facility in San Ramon and, as a result, incurred net charges of $2.9 million for the fiscal year ended June 30, 2010 representing the remaining lease obligations, net of estimated future sublease income. At June 30, 2010, the remaining lease-related restructuring liability under the Americas 2009 Restructuring Plan was $2.8 million, which we will pay through July 2013. We also incurred charges of $1.9 million during the fiscal year ended June 30, 2010 related to a vendor contract that, as a result of the implementation of the Americas 2009 Restructuring Plan, we do not expect to provide a future economic benefit. At June 30, 2010, the remaining liability under the vendor contract was $1.7 million, which we will pay through fiscal year 2014.

In June 2008, we initiated a restructuring plan in our EMEA segment (the "EMEA 2008 Restructuring Plan"), the objective of which to create a more efficient and flexible employee workforce. Under the EMEA 2008 Restructuring Plan, we terminated approximately 64 employees and incurred termination benefits of approximately $8.3 million, of which $1.2 million remains unpaid at June 30, 2010. We expect to pay the remaining unpaid termination benefits under the EMEA 2008 Restructuring Plan through fiscal year 2011. Of the termination benefits incurred under the EMEA 2008 Restructuring Plan, approximately $0.8 million resulted from the termination of 14 employees in connection with an acquisition and, accordingly, was recorded as a component of goodwill as of the acquisition date. During the fiscal year ended June 30, 2010, we reversed approximately $2.3 million of previously accrued restructuring charges related to the EMEA 2008 Restructuring Plan as a result of the completion of restructuring actions under the plan.

In fiscal year 2007, we initiated restructuring plans in our Americas and EMEA segments (the "2007 Restructuring Plans"). Under the 2007 Restructuring Plans, as of June 30, 2010, we have a remaining lease-related restructuring liability of $1.8 million, which we will pay through July 2013, and employee termination benefits of $0.3 million, which will we will pay in fiscal year 2011.

The following table summarizes restructuring charges, asset impairments and other costs associated with exit or disposal activities for the periods presented (in thousands):

	Americas Restructuring 2009 Plan	Americas Restructuring 2008 Plan	EMEA Restructuring 2008 Plan	2007 Restructuring Plans	Other	Total
Fiscal Year Ended June 30, 2010:						
Employee termination benefits	$1,793	$ (2)	$(2,277)	$ —	$ —	$ (486)
Lease-related charges	2,619	—	—	320	—	2,939
Other charges	1,983	—	—	—	—	1,983
Total restructuring charges	6,395	(2)	(2,277)	320	—	4,436
Asset impairment charges	1,149	—	—	—	—	1,149
Other costs associated with exit or disposal activities	—	—	—	—	325	325
Total restructuring charges, asset impairments, and other costs associated with exit or disposal activities	$7,544	$ (2)	$(2,277)	$ 320	$325	$ 5,910
Fiscal Year Ended June 30, 2009:						
Employee termination benefits	$1,503	$1,847	$ —	$ 142	$ —	$ 3,492
Total restructuring charges	1,503	1,847	—	142	—	3,492
Asset impairment charges	460	—	—	—	—	460
Total restructuring charges, asset impairments, and other costs associated with exit or disposal activities	$1,964	$1,847	$ —	$ 142	$ —	$ 3,952
Fiscal Year Ended June 30, 2008:						
Employee termination benefits	$ —	$1,751	$ 9,515	$1,672	$ —	$12,938
Lease-related charges	—		—	348	—	348
Total restructuring charges, asset impairments, and other costs associated with exit or disposal activities	$ —	$1,751	$ 9,515	$2,020	$ —	$13,286

6. Other Financial Statement Captions

Property and equipment

Property and equipment, net consists of the following (in thousands):

	June 30, 2010	June 30, 2009
Land and buildings	$ 16,826	$ 19,708
Machinery and equipment	3,409	3,672
Furniture and fixtures	4,225	5,005
Data processing equipment	23,502	19,153
Leasehold improvements	19,728	15,251
Software licenses	18,659	17,562
Capitalized leases of machinery and equipment	2,481	2,516
	88,830	82,867
Less: Accumulated depreciation	(35,575)	(32,083)
Property and equipment, net	$ 53,255	$ 50,784

Depreciation expense was $21.8 million, $17.3 million and $17.6 million for fiscal years 2010, 2009 and 2008, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	June 30, 2010	June 30, 2009
Accrued compensation	$ 36,177	$ 36,634
Accrued non-income based taxes	16,685	13,177
Customer deposits and advance payments	14,342	12,735
Accrued restructuring, net of noncurrent portion	4,339	8,403
Other	32,378	33,465
Accrued expenses and other current liabilities	$103,921	$104,414

Other (income) expense, net

Other (income) expense, net consists of the following (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Interest income	$(1,880)	$ (3,606)	$(3,656)
Net realized and unrealized gains on derivative instruments	—	(10,599)	(832)
Foreign exchange (gains) losses	5,844	(1,179)	(4,793)
Other	—	(272)	(237)
Other (income) expense, net	$ 3,964	$(15,656)	$(9,518)

7. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

		Fair Value Measurements at June 30, 2010 Using:		
	Fair Value at June 30, 2010	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$240,522	$240,522	$ —	$ —
Restricted cash (1)	5,409	5,409	—	—
Derivative financial instruments (2)	12,113	—	12,113	—
Accrued contingent purchase consideration (4)	732	—	—	732
Redeemable noncontrolling interests (3)	81,641	—	—	81,641

		Fair Value Measurements at June 30, 2009 Using:		
	Fair Value at June 30, 2009	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$223,420	$223,420	$ —	$ —
Short-term investments	11,941	11,941	—	—
Restricted cash (1)	3,448	3,448	—	—
Derivative financial instruments (2)	22,894	—	22,894	—
Redeemable noncontrolling interests	92,012	—	—	92,012

(1) Included in other current assets and other noncurrent assets in the accompanying consolidated balance sheet. The restricted cash primarily relates to funds held in escrow for the benefit of customers, facility lease deposits and payments for business combinations that are held in escrow.
(2) Included in other noncurrent liabilities in the accompanying consolidated balance sheet.
(3) Does not include the redeemable noncontrolling interest of AUTOonline, which is not measured at fair value on a recurring basis.
(4) Included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

Cash and cash equivalents and restricted cash. Our cash and cash equivalents, and restricted cash, primarily consist of bank deposits, money market funds and bank certificates of deposit. The fair value of the our cash and cash equivalents, short-term investments and restricted cash are determined using quoted market prices for identical assets (Level 1 inputs).

Derivative financial instruments. Our derivative financial instruments at June 30, 2010 and 2009 consisted entirely of interest rate swaps. We estimate the fair value of its interest rate swaps using industry standard valuation techniques to extrapolate future reset rates from period-end yield curves and standard valuation models based on a discounted cash flow model. Market-based observable inputs including spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models (Level 2 inputs).

Accrued contingent purchase consideration. We accrue contingent future cash payments related to acquisitions completed in fiscal year 2010 at fair value as of the acquisition date and remeasure them at fair value at each reporting date. We estimate the fair value of future contingent purchase consideration based on the weighted probabilities of potential future payments that would be earned upon achievement by the acquired business of certain financial performance and product-related targets. We determined such probabilities using information as of the reporting date, including recent financial performance of the acquired business (Level 3 inputs). The fair value of accrued contingent purchase consideration did not change significantly during fiscal year 2010.

Redeemable noncontrolling interests. We estimate the fair value of our noncontrolling interests through an income approach, utilizing a discounted cash flow model, and a market approach, which considers comparable companies and transactions (Level 3 inputs).

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. For our calculation, we determined the multiples based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

The following table summarizes the activity in redeemable noncontrolling interests which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

	Fiscal Year Ended June 30,	
	2010	**2009**
Balance at beginning of period	$ 92,012	$ 95,000
Net income attributable to redeemable noncontrolling interests	5,853	5,492
Change in fair value	1,958	5,419
Dividends paid to noncontrolling owners	(3,276)	(3,539)
Effect of foreign exchange	(14,906)	(10,360)
Balance at end of period	$ 81,641	$ 92,012

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We performed our fiscal year 2010 annual goodwill and indefinite-lived intangible asset impairment assessment on April 1, 2010. We test goodwill for impairment at a reporting unit level and determine the fair value of our reporting units through an income approach and a market approach. We determine fair value of our indefinite-lived intangible assets at the unit of accounting level primarily under an income approach. The income approach used in each of the impairment assessments utilizes a discounted cash flow model. The market approach considers comparable companies and transactions.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. For our calculation, we determined the multiples based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

In our annual goodwill and indefinite-lived intangible asset impairment assessments for fiscal year 2010, we concluded that the fair values of the reporting units to which goodwill was assigned and the fair value of our indefinite-lived intangible assets exceeded their respective carrying values and, accordingly, the assets were not impaired.

Fair Value of Other Financial Instruments

The carrying amounts of certain of our financial instruments, including accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts of our senior secured credit facility approximate fair value due to the facility's variable interest rate. The estimated fair value of the note issued to the seller in connection with our acquisition of HPI was approximately $19.2 million and $20.1 million at June 30, 2010 and 2009, respectively, which was determined using a discounted cash flow model.

8. Derivative Financial Instruments

In the normal course of business, we are exposed to interest rate changes and foreign currency fluctuations. We limit interest rate risks through the use of derivatives such as interest rate swaps. Derivatives are not used for speculative purposes. We do not hedge our exposure to foreign currency risks.

The following table summarizes the fair value of our derivative financial instruments, which are included in other noncurrent liabilities in the accompanying consolidated balance sheet (in thousands):

	June 30, 2010	June 30, 2009
U.S. dollar interest rate swaps	$ 7,672	$13,271
Euro interest rate swaps	4,441	9,623
Total	$12,113	$22,894

We designated and documented these interest rate swaps at their inception as cash flow hedges for floating rate debt and are evaluated for effectiveness quarterly. We report the effective portion of the gain or loss on these hedges as a component of accumulated other comprehensive income (loss) in stockholders' equity and reclassified them into earnings when the hedged transaction affects earnings. We recognize the ineffective portion of these cash flow hedges in interest expense. We determined the estimated fair values of our derivatives using industry standard valuation techniques and standard valuation models and such estimated fair values may not be representative of actual values that could have been realized or that will be realized in the future.

The following table summarizes our interest rate swaps as of June 30, 2010 (in thousands):

Type	Fixed Rate	Start Date of Swap	End Date of Swap	Notional Amount Outstanding
U.S. dollar interest rate swap	5.4450%	06/29/2007	6/30/2011	$50,000
U.S. dollar interest rate swap	5.4180%	06/29/2007	6/30/2011	$46,315
U.S. dollar interest rate swap	5.4450%	06/29/2007	6/30/2011	$75,000
Euro interest rate swap	4.6030%	06/29/2007	9/30/2010	€ 8,278
Euro interest rate swap	4.6790%	06/29/2007	6/30/2011	€42,737
Euro interest rate swap	4.6850%	06/29/2007	6/30/2011	€60,000

The following table summarizes the effect of the interest rate swaps on the consolidated statements of operations and accumulated other comprehensive income (loss) ("AOCI") (in thousands):

Derivative Financial Instruments	Loss Recognized in AOCI on Derivatives (1)	Location of Loss Reclassified from AOCI into Income (1)	Loss Reclassified from AOCI into Income (1)	Location of Gain (Loss) Recognized in Income on Derivatives (2)	Gain (Loss) Recognized in Income on Derivatives (2)
Fiscal year Ended June 30, 2010:					
U.S. dollar interest rate swaps	$ (3,780)	Interest Expense	$ (9,298)	Interest Expense	$ (11)
Euro interest rate swaps	(1,856)	Interest Expense	(6,940)	Interest Expense	16
Total	$ (5,636)		$(16,238)		$ 5
Fiscal Year Ended June 30, 2009:					
U.S. dollar interest rate swaps	$(10,426)	Interest Expense	$ (5,958)	Interest Expense	$(354)
Euro interest rate swaps	(14,356)	Interest Expense	(2,175)	Interest Expense	29
Total	$(24,782)		$ (8,133)		$(325)

(1) Effective portion.
(2) Ineffective portion and amount excluded from effectiveness testing.

9. Long-Term Debt

Long-term debt consists of the following (in thousands):

	June 30,	
	2010	2009
Senior secured domestic term loan due May 2014	$214,260	$216,475
Senior secured european term loan due May 2014	312,245	363,020
Subordinated note payable due December 2011	16,955	18,585
Total debt	543,460	598,080
Less: Current portion	5,442	5,880
Long-term portion	$538,018	$592,200

Future minimum principal payments on our outstanding debt as of June 30, 2010 are as follows (in thousands):

2011	$ 5,442
2012	22,401
2013	5,444
2014	510,173
Total	$543,460

Senior Secured Credit Facilities

In May 2007, we entered into the Amended and Restated First Lien Credit and Guaranty Agreement with a syndicate of commercial lenders, which provides us with the following borrowing commitments: a $50 million senior secured revolving credit facility (the "Revolving Credit Facility"), a $230.0 million senior secured domestic term loan (the "Domestic Term Loan") and a €280 million senior secured European term loan (the "European Term Loan").

The Domestic Term Loan and European Term Loan require quarterly minimum principal payments with the remaining unpaid balance due in full in May 2014. Voluntary prepayments are allowed under specified conditions and mandatory prepayments and commitment reductions are required upon the occurrence of certain events, including, among others, sales of assets, receipts of insurance or condemnation proceeds, excess cash flow and issuances of debt and equity securities. Future quarterly minimum principal payments will be reduced upon a voluntary prepayment. Due to voluntary principal prepayments made during fiscal year 2008, the quarterly minimum principal payments on the Domestic Term Loan and European Term Loan decreased to $0.6 million and €0.7 million, respectively.

Borrowings under the Amended and Restated First Lien Credit and Guaranty Agreement bear interest, to be reset at our option, at a rate determined by the sole lead arranger of the syndicate of commercial lenders equal to the offer rate on dollars based on the British Bankers' Association Settlement Rate for deposits or the offer rate on the Euro from the Banking Federation of the European Union. In the event such rates are not available, borrowings bear interest at the offered quotation rate to first class banks in the London inter-bank market or European inter-bank market by Citibank USA Inc. for deposits, respectively, in each case, plus an applicable margin that varies based upon our consolidated leverage ratio, as defined in the agreement. At June 30, 2010, the interest rates on the Domestic Term Loan and European Term Loan were 2.3% and 2.5%, respectively. Interest is payable quarterly.

The costs incurred in relation to the Amended and Restated First Lien Credit and Guaranty Agreement, which totaled $4.4 million, were deferred and are included in other noncurrent assets in the consolidated balance sheet. We amortize these debt origination fees to interest expense over the expected term of the Amended and Restated First Lien Credit and Guaranty Agreement using the straight line method.

The obligations under the Amended and Restated First Lien Credit and Guaranty Agreement are secured by substantially all of our assets. The Amended and Restated First Lien Credit and Guaranty Agreement contains certain covenants including, among others, requirements related to financial reporting, maintenance of operations, compliance with applicable laws and regulations, maintenance of interest rate protection and compliance with specified financial covenants, as well as restrictions related to liens, investments, business combinations, additional indebtedness, dispositions of assets or subsidiary interests, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures and certain other changes in the business. The Amended and Restated First Lien Credit and Guaranty Agreement also contains a leverage ratio, which is applicable only to the revolving loans and applies only if at least $10 million of revolving loans, including outstanding letters of credit, are outstanding for at least 10 days during the prior fiscal quarter. We are in compliance with its specified financial covenants at June 30, 2010.

Pursuant to agreements entered into prior to our acquisition of the Claim Services Group from Automatic Data Processing, Inc., the noncontrolling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. We do not have any indication that the exercise of these redemption rights is probable within the next twelve months. Further, we do not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercised their redemption rights, we believe that we have sufficient liquidity to fund such redemptions but such redemptions may require a waiver under our senior secured credit facility. Obtaining such a waiver would be subject to conditions prevalent in the capital markets at that time, and could involve changes to the terms of our senior secured credit facility, including changes that could result in our incurring additional interest expense. If we were not able to obtain such a waiver, we could be in breach of our senior secured credit facility or in breach of our agreements with the noncontrolling stockholders.

We also have a Second Lien Credit and Guaranty Agreement with a syndicate of commercial lenders, which provides us with a commitment for an additional €165.0 million European term loan (the "European Second Lien Term Loan").

Subordinated Note Payable

In connection with the acquisition of HPI in December 2008, we issued a subordinated note payable with a principal amount of £11.3 million ($17.0 million at June 30, 2010). The note accrues interest at 8.0% per annum, payable annually, and becomes due and payable in full on December 31, 2011, subject to certain acceleration events.

10. Share-Based Compensation

During fiscal year 2010, we granted stock options and restricted stock units to our employees and members of our board of directors under our 2008 Omnibus Equity Incentive Plan (the "2008 Plan"), which was approved by our stockholders in November 2008. Stock options are granted at exercise prices equal to the fair market value of our common stock on the date of grant, generally vest ratably over four years and have a term of 7 years. Restricted stock unit grants generally vest ratably over four years. Upon stockholder approval of the 2008 Plan, we ceased granting awards under the 2007 Long-Term Equity Incentive Plan (the "2007 Plan") and the remaining shares available for grant under the 2007 Plan were added to the shares authorized for grant under the 2008 Plan. Additionally, any awards previously granted under the 2007 Plan that expire unexercised or are forfeited are added to the shares authorized for grant under the 2008 Plan. At June 30, 2010, 10.9 million shares remain available for future grant of awards under the 2008 Plan.

We also have an employee stock purchase plan ("the ESPP") that allows eligible employees to purchase shares of common stock at a price equal to 95% of the lower of the fair market value of the common stock at the beginning or end of each six-month offering period. We have reserved for issuance 1.5 million shares of our common stock under the ESPP. During fiscal years 2010 and 2009, we issued approximately 16,000 and 23,000 shares, respectively, of our common stock under the ESPP. At June 30, 2010, approximately 1.4 million shares remain available for future grant of awards under the ESPP.

In November 2006, we adopted the 2006 Securities Purchase Plan, under which and pursuant to securities purchase agreements, 24 employees purchased common equity interests that were converted into approximately 740,000 shares of our common stock. The shares of stock held by these employees remains subject to vesting over a five-year period, and unvested shares remain, under certain circumstances, subject to repurchase by us or by affiliates of GTCR Golder Rauner II, LLC. No additional equity will be issued under this plan.

Share-Based Award Activity

The following table summarizes restricted common shares subject to repurchase and restricted stock unit activity during fiscal year 2010 (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Nonvested at June 30, 2009	657	$13.60
Granted	208	$31.90
Vested	(377)	$14.48
Forfeited	(34)	$19.42
Nonvested at June 30, 2010	454	$20.77

The following table summarizes stock option activity during fiscal year 2010:

	Number of Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at June 30, 2009	1,463	$23.06		
Granted	768	$30.91		
Exercised	(316)	$22.11		
Canceled	(115)	$21.82		
Outstanding at June 30, 2010	1,800	$26.65	7.0	$20,557
Exercisable at June 30, 2010	412	$23.10	7.4	$ 6,164

Of the stock options outstanding at June 30, 2010, approximately 1.7 million are vested and expected to vest.

Cash received from the exercise of stock options was $6.9 million during fiscal year 2010. The intrinsic value of stock options exercised during fiscal years 2010 and 2009 totaled $4.1 million and $0.8 million, respectively. The intrinsic value of stock options exercised during fiscal year 2008 was not significant.

Valuation of Share-Based Awards

We utilized the Black-Scholes option pricing model for estimating the grant date fair value of stock options with the following assumptions:

	Risk-Free Interest Rate	Expected Term (in years)	Weighted Average Expected Stock Price Volatility	Expected Dividend Yield	Weighted Average Per Share Grant Date Fair Value
Fiscal year 2010	2.2%	4.7	30%	0.9%	$8.22
Fiscal year 2009	3.2%	6.1	27%	—	$7.92
Fiscal year 2008	3.2%	6.1	27%	—	$9.03

We based the risk-free interest rates on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. Because we have a limited history of stock option exercises, we calculated the expected award life as the average of the contractual term and the vesting period. We determined the expected volatility based on a combination of implied market volatilities, our historical stock price volatility and other factors. The dividend yield is based on our quarterly dividend of $0.0625 per share declared and paid during the fiscal year ended June 30, 2010.

We based the fair value of restricted common shares subject to repurchase and restricted stock units on the market price of our common stock on the date of grant which approximates the intrinsic value.

Share-Based Compensation Expense

Share-based compensation expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations, was $9.6 million, $6.7 million and $4.8 million for fiscal years 2010, 2009 and 2008, respectively. At June 30, 2010, the estimated total remaining unamortized share-based compensation expense, net of forfeitures, was $19.5 million which is expected to be recognized over a weighted-average period of 2.6 years.

11. Employee Benefit Plans

Defined Benefit Pension Plans

Our foreign subsidiaries sponsor various defined benefit pension plans and individual defined benefit arrangements covering certain eligible employees. The benefits under these pension plans are based on years of service and compensation levels. Funding is limited to statutory requirements. The measurement date for all plans is June 30 of each fiscal year.

The change in benefit obligations and plan assets as well as the funded status of our foreign pension plans were as follows (in thousands):

	June 30,	
	2010	2009
Change in plan assets:		
Fair value of plan assets—beginning of year	$ 70,976	$71,768
Actual return on plan assets	3,621	1,944
Employer contributions	3,319	3,681
Participant contributions	835	762
Benefits and expenses paid	(4,148)	(708)
Settlement	(3,080)	—
Foreign currency exchange rate changes	(6,076)	(6,471)
Fair value of plan assets—end of year	65,447	70,976
Change in benefit obligation:		
Benefit obligation—beginning of year	$ 71,057	$76,920
Service cost	2,636	2,748
Interest cost	3,769	3,399
Participant contributions	835	762
Actuarial loss (gain)	12,851	(5,104)
Benefits and expenses paid	(4,148)	(708)
Settlement	(3,080)	—
Foreign currency exchange rate changes	(6,975)	(6,960)
Projected benefit obligation—end of year	$ 76,945	$71,057
Funded status—plan assets less benefit obligation	$(11,498)	$ (81)
Unrecognized net actuarial (gain) loss due to experience different than assumed	—	—
Accrued pension liability	$(11,498)	$ (81)

We recognized the following amounts in the consolidated balance sheets (in thousands):

	June 30,	
	2010	2009
Noncurrent assets	$ —	$ 2,271
Noncurrent liabilities	(11,498)	(2,352)
Net asset (obligation)	$(11,498)	$ (81)

Recognized in accumulated other comprehensive income (loss) (in thousands):

	June 30,	
	2010	2009
Net gain (loss)	$(2,418)	$9,511
Accumulated other comprehensive income (loss)	$(2,418)	$9,511

Changes recognized in accumulated other comprehensive income (loss) (in thousands):

	June 30,	
	2010	2009
Actuarial gain (loss), net	$(12,014)	$4,065
Foreign currency exchange rate changes	412	(482)
Amounts recognized as components of period benefit cost:		
Amortization or settlement recognition of net gain	(327)	(110)
Net gain (loss)	$(11,929)	$3,473

The accumulated benefit obligation for all defined benefit pension plans was $71.2 million and $66.4 million at June 30, 2010 and 2009, respectively.

Information for our pension plans with accumulated benefit obligations in excess of plan assets were as follows (in thousands):

	June 30,	
	2010	2009
Projected benefit obligation	$76,945	$71,057
Accumulated benefit obligation	71,196	66,380
Fair value of plan assets	65,447	70,976

The components of net pension expense were as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Service cost—benefits earned during the period	$ 2,635	$ 2,748	$ 3,400
Interest cost on projected benefits	3,769	3,399	3,300
Expected return on plan assets	(2,784)	(2,982)	(3,000)
Amortization or settlement recognition of net gain	(327)	(109)	—
	$ 3,293	$ 3,056	$ 3,700

General assumptions used to determine the actuarial present value of benefit obligations were:

	Fiscal Years Ended June 30,		
	2010	2009	2008
Discount rate	4.30%	5.36%	5.07%
Rate of compensation increase	2.15	2.13	2.19

General assumptions used to determine the net pension expense were:

	Fiscal Year Ended June 30,		
	2010	2009	2008
Discount rate	5.36%	5.07%	4.22%
Expected long-term rate of return on assets	4.14	4.62	4.43
Rate of compensation increase	2.15	2.16	2.02

We base the discount rate upon published rates for high quality fixed income investments that produce cash flows that approximate the timing and amount of expected future benefit payments. We determine the weighted-average long-term expected rate of return on assets based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

The plan assets of the pension plans are the liability of insurance companies and benefit payments are fully insured. The insurance companies invest the plan assets in accordance with the terms of the insurance companies' guidelines and we have no control over the investment decisions made by the insurance companies.

The fair values for the pension plans by asset category at June 30, 2010 are as follows (in thousands):

	Fair Value at June 30, 2010	% of Fair Value	Fair Value Measurements at June 30, 2010 Using: Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed income:					
Insurance contracts	65,447	100%	—	65,447	—

We estimate the fair value of the insurance contracts based on contributions made, distributions to employees, and the rate of return on the plan assets as guaranteed by the insurance contracts.

The contributions for the fiscal years ended June 30, 2010, 2009 and 2008 were $3.3 million, $3.7 million and $4.1 million, respectively. The minimum required contributions and expected contributions to our pension plans are $2.9 million for fiscal year 2011.

Expected future benefit payments as of June 30, 2010 are as follows (in thousands):

2011	$ 3,111
2012	1,729
2013	2,185
2014	2,413
2015	2,685
2016 – 2020	16,636

The expected benefits to be paid are based on the same assumptions used to measure our pension plans' benefit obligation at June 30, 2010 and include estimated future employee service.

Defined Contribution Retirement and Savings Plans

We have a qualifying 401(k) defined contribution plan that covers most of our domestic employees and provides matching contributions under various formulas. For the fiscal years ended June 30, 2010, 2009 and 2008, we incurred $1.2 million, $1.2 million and $1.4 million, respectively, in costs related to the 401(k) plan Company matching contributions.

Our foreign subsidiaries have defined contribution plans that cover certain international employees and provide matching contributions under various formulas. For the fiscal years ended June 30, 2010, 2009 and 2008, we incurred $4.4 million, $3.6 million and $3.3 million, respectively, in costs related to our foreign defined contribution plans Company matching contributions.

12. Related Party Transactions

Certain noncontrolling stockholders of our international subsidiaries are also commercial purchasers and users of our software and services. Revenue transactions with all of the individual noncontrolling stockholders in the aggregate represent less than 10% of consolidated revenue for fiscal years 2010 and 2009, respectively, and aggregate accounts receivable from the noncontrolling stockholders represent less than 10% of consolidated accounts receivable at June 30, 2010 and 2009, respectively. The corresponding amounts for fiscal year 2008 were less than 5%.

13. Income Taxes

The components of income (loss) before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Domestic	$ 1,704	$ 6,568	$(19,821)
Foreign	124,638	86,233	61,997
	$126,342	$92,801	$ 42,176

The income tax provision by jurisdiction are as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Current:			
Federal	$ 40	$ 60	$ 1,829
Foreign	37,530	34,117	25,698
State	796	1,100	2,193
Total current	38,366	35,277	29,720
Deferred:			
Federal	—	—	17,501
Foreign	(6,195)	(9,109)	(11,767)
State	—	—	(348)
Total deferred	(6,195)	(9,109)	5,386
Total income tax provision	$32,171	$26,168	$ 35,106

A reconciliation between our effective tax rate on income before income tax provision and the U.S. federal statutory rate is as follows (amounts in thousands):

	Fiscal Years ended June 30,					
	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax provision at U.S. statutory rate	$ 44,220	35.0%	$32,480	35.0%	$14,762	35.0%
(Increase) decrease in provision from:						
State taxes, net of federal tax benefit	401	0.3%	506	0.5%	(64)	(0.2)%
Foreign tax rate differential	(18,772)	(14.9%)	(7,457)	(8.0%)	(2,312)	(5.5)%
Impact on deferred taxes due to increase (reduction) due to change in tax rate	1,491	1.2%	(147)	(0.2)%	(8,351)	(19.8)%
Change in valuation allowance	20,528	16.2%	(214)	(0.2)%	28,945	68.6%
Withholding taxes	1,498	1.2%	512	0.6%	1,872	4.4%
Stock-based compensation	646	0.5%	45	0.0%	561	1.3%
Dividend	9,704	7.7%	—	—	—	—
Foreign tax credits	(28,312)	(22.4)%	1,057	1.1%	—	—
Other	767	0.7%	(614)	(0.6)%	(307)	(0.6)%
Total income tax provision	$ 32,171	25.5%	$26,168	28.2%	$35,106	83.2%

The significant components of deferred income tax assets and liabilities are as follows (in thousands):

	June 30,	
	2010	2009
Deferred income tax assets:		
Accrued expenses not currently deductible	$ 14,977	$ 10,717
Depreciation and amortization	2,447	199
Net operating losses and tax credit carryforwards	22,535	29,700
Intangible assets	13,937	12,802
Foreign tax credits	24,001	2,150
Other	3,719	2,040
	81,616	57,608
Less: Valuation allowances	(68,665)	(51,228)
Deferred income tax assets, net	12,951	6,380
Deferred income tax liabilities:		
Intangible assets	34,623	35,202
Other	7,527	4,516
Deferred income tax liabilities	42,150	39,718
Net deferred income tax liabilities	$(29,199)	$(33,338)

We have U.S. federal, state and foreign net operating loss carryforwards of approximately $3.3 million, $41.0 million and $77.3 million, respectively, at June 30, 2010. We also have U.S. federal and state research and development tax credit carryforwards of approximately $1.9 million and $4.1 million, respectively, and foreign tax credit carryforwards of $26.4 million at June 30, 2010. The U.S. federal, state and foreign net operating loss carryforwards begin to expire primarily in years 2026, 2012 and 2016, respectively. The U.S. federal and state research and development tax credit carryforwards begin to expire in 2026. The foreign tax credit carryforwards begin to expire in 2016.

Utilization of our U.S. federal and certain state net operating loss and tax credit carryovers may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

We have recorded valuation allowances for deferred tax assets of $68.7 million and $51.2 million at June 30, 2010 and 2009, respectively. Depending upon future circumstances, if the valuation allowance is fully realized, up to $4.7 million could increase accumulated other comprehensive income (loss) and the remainder will reduce income tax expense.

The increase in the valuation allowance during fiscal year 2010 is primarily attributed to operating results, a material amount of originating U.S. foreign tax credits and certain intercompany distribution activities. We establish and maintain valuation allowances for deferred tax assets if it is more likely than not that the deferred tax assets will not be realized as an income tax benefit. We have considered the following possible sources of taxable income when assessing whether our deferred tax assets will be realized as an income tax benefit(s): (1) future reversals of existing taxable temporary differences; (2) taxable income in prior carryback years; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforward.

It is difficult to rely on future taxable income as an indicator that a valuation allowance is not required when there is negative evidence, as is the case with our company, that a company has had cumulative losses in recent years. We accord significant weight to the existence of cumulative losses in recent years when assessing the evidence as to whether a valuation allowance is needed. We considered income forecasts in conjunction with other positive and negative evidence, including our current financial performance and our ongoing debt service costs pursuant to our senior secured credit facility. As a result, we determined that there was not sufficient positive evidence for us to conclude that it was "more-likely-than-not" that these deferred tax assets would be realized as an income tax benefit(s). Therefore, we have provided a full valuation allowance against our U.S. net deferred tax assets. We will undertake this assessment of our deferred tax assets in future periods.

Our results of operations may be impacted in the future by our inability to realize a tax benefit for future tax losses or for items that generate additional deferred tax assets. Our results of operations might be favorably impacted in the future by reversals of valuation allowances if we are able to demonstrate sufficient positive evidence that our deferred tax assets will more likely than not be realized as an income tax benefit(s).

We consider the undistributed earnings of our foreign subsidiaries as of June 30, 2010 to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. During the fourth quarter of fiscal year 2010, we completed a one-time, non-recurring distribution of foreign earnings of approximately $24.5 million to the U.S. This distribution did not result in a U.S. federal income tax liability. Except for this distribution, we intend to continue to indefinitely reinvest our remaining undistributed foreign earnings. Our undistributed earnings in significant jurisdictions are approximately $366.0 million as of June 30, 2010. Upon distribution of those earnings in the form of dividends or otherwise, we could be subject to both U.S. income taxes and withholding taxes payable to various foreign countries. It is currently not practicable to compute the residual taxes due on such earnings.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	**2009**	**2008**
Gross unrecognized tax benefits balance at beginning of period	$ 7,821	$17,298	$ 8,387
Increase related to prior year tax positions	78	231	4,126
Decrease related to prior year tax positions	(1,388)	(7,058)	—
Increase related to current year tax positions	1,384	3,122	4,785
Decrease related to settlements	(2,284)	—	—
Decrease related to lapse of statute of limitations	—	(5,772)	—
Gross unrecognized tax benefits balance at end of period	$ 5,611	7,821	17,298

We believe the amount of unrecognized tax benefits expected to be recognized in the next twelve months is not significant. Of the unrecognized tax benefits reflected above, we expected $10.8 million, $2.6 million, and $5.6 million to impact the effective tax rate for fiscal years 2008, 2009 and 2010, respectively.

We file U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. Pursuant to the terms of the acquisition agreements, the sellers in our business combinations have indemnified us for all tax liabilities related to the pre-acquisition periods. We are liable for any tax assessments for the post-acquisition periods for our U.S. and foreign jurisdictions.

We recognize interest accrued and penalties, if incurred, related to unrecognized tax benefits as a component of income tax expense. We had approximately $0.5 million and $0.3 million of accrued interest expense related to the unrecognized tax benefits for fiscal years 2009 and 2010. There was no accrued interest expense related to the unrecognized tax benefits for fiscal year 2008.

We are subject to taxation in various jurisdictions and as such under examination by certain tax authorities. The material jurisdictions that are subject to examination by tax authorities primarily include the United States, France, Germany, Spain, Switzerland and the United Kingdom, covering tax years 2005 through 2010.

Subsequent to the issuance of our consolidated financial statements for the fiscal year ended June 30, 2009, we discovered that, in connection with our determination of the valuation allowance to be provided against our Dutch fiscal unity tax group's deferred tax assets, we did not consider the future reversal of our Dutch fiscal unity tax group's deferred tax liabilities as a source of income. As a result, the valuation allowance provided against the deferred tax assets of our Dutch fiscal unity tax group was overstated. Accordingly, as described below, certain previously reported amounts included in our consolidated financial statements have been restated to reflect the correction of this error. We believe the effects of this error are not material to our previously issued consolidated financial statements. Our conclusion that the error was not material included an evaluation of both quantitative and qualitative factors as well as the guidance provided by SEC Staff Accounting Bulletin ("SAB") No. 99, *Materiality*, and SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*.

	As Previously Reported	Adjustment	Adoption of New Accounting Pronouncement (Note 2)	As Adjusted
Balance Sheet as of June 30, 2009:				
Income taxes payable	$ 17,462	$(1,464)	$ —	$ 15,998
Noncurrent deferred income tax liabilities	53,965	(7,094)	—	46,871
Accumulated deficit	(52,332)	7,997	—	(44,335)
Accumulated other comprehensive income	6,319	561	(3,206)	3,674
Total Solera Holdings, Inc. stockholders' equity	558,939	8,558	(81,611)	485,886
Total stockholders' equity	558,939	8,558	(74,682)	492,815
Statement of Operations for the Fiscal Year Ended June 30, 2009:				
Income tax provision	$ 26,650	$ (482)	$ —	$ 26,168
Net income	66,151	482	—	66,633
Net income attributable to Solera Holdings, Inc	57,825	482	—	58,307
Net income attributable to Solera Holdings, Inc per common share:				
Basic	$ 0.86	$ 0.01	$ (0.01)	$ 0.86
Diluted	$ 0.85	$ 0.01	$ —	$ 0.86
Balance Sheet as of June 30, 2008:				
Accumulated deficit	$(110,157)	$ 7,515	$ —	$(102,642)
Accumulated other comprehensive income	65,565	1,560	(12,635)	54,490
Total Solera Holdings, Inc. stockholders' equity	466,308	9,075	(85,624)	389,759
Total stockholders' equity	466,308	9,075	(79,570)	395,813
Statement of Operations for the Fiscal Year Ended June 30, 2008:				
Income tax provision	$ 34,335	$ 771	$ —	$ 35,106
Net income (loss)	7,841	(771)	—	7,070
Net income (loss) attributable to Solera Holdings, Inc	598	(771)	—	(173)
Net income (loss) attributable to Solera Holdings, Inc per common share:				
Basic	$ 0.01	$ (0.01)	$ —	$ (0.00)
Diluted	$ 0.01	$ (0.01)	$ —	$ (0.00)
Weighted average shares used in the calculation of net income attributable to Solera Holdings, Inc. per common share:				
Diluted	64,737	(1,237)	—	63,500
Balance Sheet as of June 30, 2007:				
Accumulated deficit	$(111,687)	$ 8,287	$ —	$(103,400)
Accumulated other comprehensive income	7,022	113	—	7,135
Total Solera Holdings, Inc. stockholders' equity	401,274	8,400	(72,784)	336,890
Total stockholders' equity	401,274	8,400	(67,615)	342,059

14. CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Leases and Other Contractual Commitments

We lease office space and equipment under various operating and capital leases, and sublease certain excess office space. Additionally, we have contractual obligations under software license agreements and other purchase commitments. Total expense incurred under these agreements was approximately $16.4 million, $14.1 million and $14.5 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Sublease income recognized for the fiscal years ended June 30, 2010, 2009 and 2008 was $1.3 million, $1.3 million and $1.0 million, respectively. Obligations under capital leases totaled $3.4 million and $2.6 million at June 30, 2010 and 2009, respectively.

Future minimum contractual commitments and future committed sublease income at June 30, 2010 are as follows (in thousands):

	Commitments	Subleases
2011	$16,813	$1,170
2012	12,495	1,120
2013	8,729	654
2014	5,594	—
2015	5,120	—
Thereafter	5,634	—
Total	$54,385	$2,944

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

Contingencies

In the normal course of business, we are subject to various claims, charges and litigation. In particular, we have been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers, one of which is the subject of pending litigation. In addition, we are subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or our agreements with them are not enforceable, some of which are the subject of pending litigation. We have and will continue to vigorously defend ourselves against these claims. We believe that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

Guarantees

We have irrevocably and unconditionally guaranteed the subordinated note payable issued in the acquisition of HPI (Note 9). Additionally, in the normal course of business, we enter into contracts in which we makes representations and warranties that guarantee the performance of our products and services. Losses related to such guarantees were not significant during any of the periods presented.

15. Segment and Geographic Information

Segment Information

We have aggregated our operating segments into the following two reportable segments, EMEA and Americas. The EMEA business unit encompasses our operations in Europe, the Middle East, Africa, Asia and Australia. The Americas business unit encompasses our operations in North America, and Central and South America. Our chief operating decision maker is our Chief Executive Officer. We evaluate the performance of our reportable segments based on revenues and adjusted EBITDA, a non-GAAP financial measure that represents

GAAP net income excluding interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, restructuring charges, asset impairments and other costs associated with exit or disposal activities, other (income) expense, and acquisition-related costs. We do not allocate certain costs, including costs related to our financing activities, business development and oversight, and tax, audit and other professional fees, to our reportable segments. Instead, we manage these costs at the Corporate level.

(in thousands)	EMEA	Americas	Corporate	Total
Fiscal Year Ended June 30, 2010				
Revenues	$ 420,753	$210,595	$ —	$ 631,348
Income (loss) before income tax provision and noncontrolling interests	131,863	61,626	(67,147)	126,342
Significant items included in income (loss) before income taxes and noncontrolling interests:				
Depreciation and amortization	60,337	28,641	—	88,978
Interest expense	1,498	277	31,007	32,782
Other (income) expense—net	1,968	(118)	2,114	3,964
Total assets at end of period	1,054,573	261,659	40,421	1,356,653
Capital expenditures	12,990	9,554	—	22,544
Fiscal Year Ended June 30, 2009				
Revenues	$ 351,741	$205,950	$ —	$ 557,691
Income (loss) before income tax provision and noncontrolling interests	102,831	48,288	(58,318)	92,801
Significant items included in income (loss) before income taxes and noncontrolling interests:				
Depreciation and amortization	54,240	31,897	9	86,146
Interest expense	767	285	37,513	38,565
Other (income) expense—net	(1,415)	(617)	(13,624)	(15,656)
Total assets at end of period	1,130,655	279,571	8,383	1,418,609
Capital expenditures	7,268	6,811	—	14,079
Fiscal Year Ended June 30, 2008				
Revenues	$ 334,176	$205,677	$ —	$ 539,853
Income (loss) before income taxes and noncontrolling interests	82,593	31,124	(71,541)	42,176
Significant items included in income (loss) before income taxes and noncontrolling interests:				
Depreciation and amortization	57,524	37,742	—	95,266
Interest expense	60	302	45,368	45,730
Other (income) expense—net	(8,120)	(983)	(415)	(9,518)
Total assets at end of period	1,026,879	300,310	4,566	1,331,755
Capital expenditures	5,965	8,820	—	14,785

Geographic Information

Geographic revenue information is based on the location of the customer. No single country other than the United States, the United Kingdom, and Germany accounted for 10% or more of our consolidated revenue and/or property and equipment.

(in thousands)	Europe *	United States	United Kingdom	Germany	All Other	Total
Revenues:						
Fiscal Year Ended June 30, 2010	$240,256	$140,607	$95,178	$73,854	$81,453	$631,348
Fiscal Year Ended June 30, 2009	206,957	145,898	70,368	55,384	79,084	557,691
Fiscal Year Ended June 30, 2008	203,773	147,875	57,819	52,450	77,936	539,853
Property and equipment, net:						
At June 30, 2010	7,527	18,310	18,107	6,100	3,211	53,255
At June 30, 2009	3,245	20,160	13,865	7,963	5,551	50,784

* Excludes the United Kingdom and Germany.

Concentration of Risks

We offer a broad range of services to a diverse group of customers throughout North, Central and South America, Europe, the Middle East, Africa and Asia. We perform periodic credit evaluations of its customers and monitor their financial condition and developing business news. No customers accounted for more than 10% of consolidated revenues or accounts receivable for any of the periods presented.

16. Subsequent Events

On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit, payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010.

Quarterly Financial Results (Unaudited)

Summarized unaudited quarterly results of operations for the fiscal years ended June 30, 2010 and 2009 are as follows (amounts in thousands, except per share data):

Fiscal Year Ended June 30, 2010 (1)(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$150,769	$163,318	$162,542	$154,719
Cost of revenues (excluding depreciation and amortization)	49,619	52,568	48,991	47,600
Net income attributable to Solera Holdings, Inc.	$ 19,983	$ 23,278	$ 22,585	$ 18,586
Net income attributable to Solera Holdings Inc. per common share:				
Basic	$ 0.29	$ 0.33	$ 0.32	$ 0.26
Diluted	$ 0.29	$ 0.33	$ 0.32	$ 0.26

Fiscal Year Ended June 30, 2009 (2)(3)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (4)
Revenues	$142,992	$131,301	$139,263	$144,135
Cost of revenues (excluding depreciation and amortization)	49,303	43,910	46,473	48,356
Net income attributable to Solera Holdings, Inc.	$ 14,347	$ 19,645	$ 11,987	$ 12,328
Net income attributable to Solera Holdings Inc, per common share:				
Basic	$ 0.22	$ 0.29	$ 0.17	$ 0.18
Diluted	$ 0.22	$ 0.29	$ 0.17	$ 0.18

(1) The results of operations of AUTOonline, GTLDATA and Market Scan, acquired in fiscal year 2010, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(2) Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the second quarter and third quarter versus the first quarter and fourth quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the second quarter and third quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays. For example, the Easter holiday occurs during the third quarter in certain fiscal years and occurs during the fourth quarter in other fiscal years, resulting in a change in the number of business days during the quarter in which the holiday occurs.

(3) The results of operations of HPI, UCS and Inpart, acquired in fiscal year 2009, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(4) The results of operations for the fourth quarter of fiscal year 2009 reflect the correction of an immaterial error which is described in Note 13.

(a) (2)

SOLERA HOLDINGS, INC.
Schedule II—Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Net Additions Charged (Credited) to Expense	Deductions (1)	Other (2)	Balance at End of Period
Allowance for doubtful accounts:					
Year Ended June 30, 2010	$2,344	$1,278	$(1,943)	392	$2,071
Year Ended June 30, 2009	$1,289	$1,549	$(1,118)	624	$2,344
Year Ended June 30, 2008	$1,170	$ 890	$ (771)	—	$1,289

(1) Deductions for allowance for doubtful accounts primarily consists of accounts receivable written-off, net of recoveries.

(2) Represents balances acquired in connection with business combinations.

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
3.2*	Amended and Restated By-laws of the Registrant (filed as Exhibit 3.1 to Solera Holdings, Inc.'s Form 8-K filed with the SEC on November 18, 2008).
4.1*	Specimen Common Stock Certificate (filed as Exhibit 4.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
4.2*	Registration Rights Agreement, dated as of April 1, 2005, by and among Solera Holdings, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and each of the other Stockholders party thereto (filed as Exhibit 4.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.1*	Transaction Agreement, dated as of February 8, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.2*	Amendment No. 1 to Transaction Agreement, dated as of March 28, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.3*	Amendment No. 2 to Transaction Agreement, dated as of April 13, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.3 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.4*#	Solera Holdings, Inc. 2007 Long-Term Equity Incentive Plan (filed as Exhibit 10.5 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.5*#	Form of Option Agreement issued under 2007 Long-Term Equity Incentive Plan (filed as Exhibit 10.6 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on April 30, 2007).
10.6*#	Solera Holdings, LLC 2006 Employee Securities Purchase Plan (filed as Exhibit 10.7 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.7*#	Solera Holdings, Inc. 2007 Employee Stock Purchase Plan (filed as Exhibit 10.8 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.8*#	Form of Indemnification Agreement (filed as Exhibit 10.9 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.9*#	Second Amended and Restated Senior Management Agreement, dated as of January 28, 2008, by and among Solera Holdings, Inc., Solera, Inc., Tony Aquila, Anthony Aquila 2007 Annuity Trust dated May 10, 2007, Shelly Renee Aquila and Shelly Renee Aquila 2007 Annuity Trust dated May 10, 2007 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on February 13, 2008).
10.10*	First Amended and Restated First Lien Credit and Guaranty Agreement, dated as of May 16, 2007, among Audatex North America, Inc., Solera Nederland Holding B.V., Audatex Holdings IV B.V., Audatex Holdings, LLC, the other Guarantors party thereto, Goldman Sachs Credit Partners L.P., Citigroup Global Markets, Inc., Citicorp USA, Inc. and the other Lenders party thereto (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on June 25, 2007)
10.11*#	Management Agreement, dated as of December 31, 2007, by and among Solera Holdings, Inc., Solera, Inc. and Jason Brady (filed as Exhibit 10.17 to Solera Holdings, Inc.'s Form 10-K filed with the SEC on August 29, 2008).

Exhibit Number	Description
10.12*#	Solera Holdings, Inc. 2008 Omnibus Incentive Plan (filed as Appendix A to Solera Holdings, Inc.'s Definitive Proxy Statement filed with the SEC on August 29, 2008).
10.13*	Share Purchase Agreement among RAC plc, HPI Holding Limited and Solera Holdings, Inc. dated December 19, 2008 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on February 9, 2009).
10.14*	Share Purchase Agreement among ArgeMu Holding GmbH, a German limited liability company and an indirect wholly owned subsidiary of the registrant, Solera Holdings, Inc., "Cuss-GmbH" Computerunterstützte Sachverständigen Systeme, a German limited liability company, DEKRA Automobil GmbH, a German limited liability company, and AWG Abfallwirtschaftsgesellschaft mbH, a German limited liability company dated September 16/17, 2009 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on November 6, 2009).
10.15*#	Employment Offer Letter between Solera Holdings, Inc. and John J. Giamatteo dated January 13, 2010 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on May 7, 2010).
10.16#	Employment Agreement between Audatex (Schweiz) GmbH (formerly known as Audatex Holding GmbH) and Renato Giger dated December 11, 2006, as amended.
10.17#	Severance Agreement and Release between Solera Holdings, Inc. and Dudley Mendenhall dated July 2, 2010.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference.

\# Management contract or compensatory plan or arrangement.

Exhibit 10.16

December 11, 2006

Employment Agreement

between

Audatex Holding GmbH
Zollstrasse 62
8005 Zürich

(the "Company")

and

Renato Giger
Im Fuehler 8
CH-4616
Kappel, Switzerland

(the "Executive Manager")

(the Company and the Executive Manager are collectively referred to herein as the "Parties")

WHEREAS

(a) The Executive Manager has been employed as an employee at the Company since 12 July 1993. Due to a take-over and an attempt to reorganise the Company, the Parties intend to replace the previous employment agreement dated 10 December 2003 incl. any addendums.

(b) The Company wants to keep the Executive Manager employed; and

(c) The Executive Manager is willing to carry on serving the Company subject to the terms and conditions set forth hereinafter.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Employment

The Company hereby employs the Executive Manager (*Mitglied der Geschäfsleitung*) and the Executive Manager hereby agrees to serve the Company subject to the terms and conditions hereinafter contained during the period commencing on 1 December, 2006 and ending according to Section 13 (the "Term"). This employment agreement (the "Agreement") shall be concluded for an indefinite time.

2. Duties

2.1. During the Term, the Executive Manager shall be employed on a full time basis. The Executive Manager shall perform such duties and exercise such powers in relation to the business of the Company as may from time to time be assigned to or vested in him by the Management (*Geschäftsführung*, the "Board") or his direct report/supervisor and shall at all times and in all respects conform to and comply with the reasonable directions and regulations made by the Board.

2.2. The Executive Manager must carefully perform the work assigned to him, faithfully serve the Company and use his best endeavours to promote, develop and extend the business and other interests of the Company and any company affiliated with it (together with the Company, the "Group", or individually a "Group Company").

2.3. The Executive Manager shall not, without the consent of the CEO, EMEA/RIA, CFO or CEO, Solera Holdings, LLC, directly or indirectly engage in any other business.

3. Position within the Company

The Executive Manager shall have the position of Chief Financial Officer - Audatex EMEA/RIA.

4. Place of Employment

The Executive Manager shall perform the service hereunder mainly in Zurich, Switzerland but agrees to travel or work at other locations as may be required by the Company's or the Group's business.

5. Attendance

5.1. The Executive Manager shall devote his full time and efforts to the advancement of the Company and other members of the Group.

5.2. Upon prior consultation with the Board, the Executive Manager may define his working time freely. However, the Executive Manager is expected to be at the disposal of the Company and other members of the Group at any time and as long as it is required by the interests of the Company and the other members of the Group.

5.3. Any compensation for necessary extra hours and overtime is included in the salary.

6. Holidays

Executive Manager is entitled to the following working days of paid holidays (in addition to local official and legal holidays) per calendar year:

on and after age of 21: 30 days

on and after age of 40: 32 days

on and after age of 50: 35 days

Holidays must always be scheduled to fit the work requirements of Company. The Executive Manager shall provide for sufficient replacement during his absence and make sure that he can be reached in emergency cases within a reasonable period of time, Holidays are appropriately prorated for partial calendar years of employment.

7. Salary / Bonus

7.1. The annual gross salary of the Executive Manager for all services to be performed during the Term shall be CHF 258,000 per full year (12-month period) (as adjusted from time to lime, the "Base Salary"), which salary shall be payable by the Company in regular instalments in accordance with the Company's general payroll practices (in effect from time to time).

7.2. In addition to the Base Salary, the Executive Manager shall be eligible for an annual bonus target equal to 25% of the Base Salary. The annual bonus payment, if any, shall be determined by the CEO of Audatex EMEA/RIA after consultation with the CFO and CEO of Solera Holdings, LLC, and shall be based upon achieving specific financial and other management objectives. The annual bonus, if any, will be paid to the Executive Manager by the Company within 120 days after the end of the fiscal year to which such annual bonus relates.

8. Expenses

The Company shall reimburse the Executive Manager for all expenses properly and reasonably incurred by him in the performance of his duties under this Agreement against receipts or other appropriate evidence of actual payment. However, the Company shall not be required to reimburse the Executive Manager for any such expenses, unless: (a) the Executive Manager presents vouchers and receipts indicating in reasonable detail the amount and business purpose of each of such expenses; and (b) the Executive Manager otherwise complies with the reimbursement policies of the Company established from time to time and in effect during the Term.

The Executive Manager shall participate in the Company sponsored health plan and is entitled to Company paid health insurance as part of this plan. The Executive Manager shall further receive CHF 7'200 per full year for mortgage payments until 30 June 2008.

9. No other compensation

The Executive Manager acknowledges and agrees that he shall not be entitled to receive from the Company any other compensation or benefit of any nature except as expressly provided under sections 7 and 8 above or is otherwise legally required.

10. Social Security / Insurance

The contributions for social security (such as compulsory old-age, disability and unemployment insurance) shall be charged to the Company and to the Executive Manager in compliance with any statutory requirements under Swiss law. The contributions for accident as well as salary continuation insurance shall be paid by the Company.

11. Salary in case of Illness, Accident or Death

In the event that the Executive Manager dies or suffers a Disability, the Company shall make any payments prescribed by the Company's general employment practices (in effect from time to time), which payments shall comply with any statutory requirements under Swiss law.

12. Pension Scheme

The Executive Manager contributes and benefits from the Company's occupational benefits insurance scheme.

13. Termination

The Term of this Agreement shall be unlimited. Notice of termination of employment may be given in writing by either Party at any time with a notice period of six months (the "Notice Period").

The Company is entitled to release the Executive Manager from work during the Notice Period.

14. Severance Payment

The Executive Manager is entitled to receive a payment of CHF 132,700 upon termination of this Agreement (the "Severance"), unless

- the Company decides to waive its rights (totally or partially) under article 17 (non-solicitation and non-competition) of this Agreement; or
- the Executive Manager gives notice to terminate this Agreement with the Company; or
- the Executive Manager becomes, by reason of death or other incapacity, incapable of carrying out his duties under this Agreement with the Company, or
- the termination is for a valid reason according to article 337 of the Swiss Code of Obligations or breach of this Agreement.

The Severance amount, if any, shall become due and payable in equal monthly instalments of CHF 11,058.33, beginning the first month after the Notice Period, provided that the Executive Manager has not breached article 17 (non-solicitation and non-competition) of this Agreement. Upon the Executive Manager's breach of article 17 (non-solicitation and non-competition) of this Agreement, any Severance amounts not yet paid shall be cancelled and shall no longer be due.

15. Acknowledgments by the Executive Manager

Executive Manager acknowledges and recognizes that due to the nature of his association with the Company, and his engagements under this Agreement, the Executive Manager will have access to confidential and proprietary information relating to the business and operations of the Group or any Group Company and / or its clients.

16. Confidentiality

Executive Manager shall not during the term of this Agreement or thereafter make use for his own purpose or disclose to any third party any confidential information, including but not limited to trade secrets, manufacturing secrets, business secrets, know-how, having come to his attention before or during the term of this Agreement pertaining to the Company's business or to the business of the Group or any Group Company. All such information and knowledge shall be kept strictly confidential during and beyond the Term.

17. Non-Solicitation and Non-Competition

17.1. During the Term and for one year thereafter, the Executive Manager agrees not to directly or indirectly through another person or entity (a) induce or attempt to induce any employee of the Company or any other member of the Group to leave the employ of such company, or in any way interfere with the relationship between the Company or any other member of the Group and any employee thereof, (b) hire any person who was an employee of the Company or any other member of the Group at any time during the twelve months prior to the termination of the Executive Manager's employment or (c) induce or encourage any customer, supplier, licensee, licensor or other business relation of the Company or any other member of the Group to cease doing business with the Company or such other member of the Group, or in any way interfere with the relationship between any such customer, supplier, licensee, licensor or business relation and the Company or such other member of the Group (including, without limitation, making any negative or disparaging statements or communications regarding the Company or any other member of the Group).

17.2. In further consideration of the compensation to be paid to the Executive Manager hereunder, the Executive Manager agrees that during the Term and for one year thereafter he will not directly or indirectly through another person or entity own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business that competes with the businesses of the Group in Europe, as such businesses exist during the Term.

In the event the Executive Manager breaches any of the obligations of confidentiality, nonsolicitation or non-competition under sections 15 and 16 a penalty equal to his last annual salary (excl. bonus and expenses) shall be owed to the Company for each breach of any such obligation. The payment of the penalty shall not release the Executive Manager from the performance of the respective obligation. The penalty is owed in addition to the performance of the obligation. The Company may in addition to the penalty and the compensation of its damages also ask for the removal of the situation in violation of this competition ban and also ask for an injunction restraining the Executive Manager from violation of this competition ban in accordance with the principles set out in article 340 b III Swiss Code of Obligations.

18. Intellectual Property Rights

18.1. Any and all inventions, developments and improvements that the Executive Manager has made, makes or will make while performing her/his employment activity and contractual duties or to which the Executive Manager has contributed, contributes or will contribute, belong to the Company and/or the Group, regardless of their protectability. No additional remuneration is owed.

18.2. Any and all inventions that the Executive Manager has made, makes or will make or to which the Executive Manager has contributed, contributes or will contribute while performing his employment activity but not during the performance of his contractual duties, are transferred and assigned completely, exclusively and to the fullest extent possible under the law to the Company and/or the Group without further formalities upon creation. In accordance with section 17.5. below, the Executive Manager is obliged to inform the Company and/or the Group of such inventions. The Company and/or the Group shall inform the Executive Manager in writing within six months whether it wishes to keep the rights to the invention or to release them. In case the invention is not released, the Company and/or the Group shall pay the employee a special adequate remuneration within the meaning of article 332 IV Swiss Code of Obligations. Negotiations and disputes with respect to the amount of such remuneration shall not have any impact on the rights of the Company and/or the Group to use such invention. Where such rights cannot be transferred and assigned for legal reasons, an exclusive, worldwide, transferable, unlimited, royalty-free, fully paid-up permanent license to use and exploit such rights, including the right to sublicense, is hereby granted by the employee to the employer.

18.3. Sections 17.1. and 17.2. above shall also apply mutatis mutandis to any and all designs and other industrial property rights as well as to domain names, databases, trade secrets, manufacturing secrets, business secrets, know-how, confidential information and to claims under the law on unfair competition.

18.4. The rights to computer programs and other works (drafts, models, plans, drawings, essays, etc.) that the Executive Manager creates while performing his employment activity, whether during the performance of his contractual duties or not, including the rights to kinds of use that at the time are not known yet and including neighbouring rights and – to the extent they can be transferred and assigned – moral rights, are transferred and assigned completely, exclusively and to the fullest extent possible under the law to the Company upon creation without any additional remuneration. In particular, the employer has the exclusive and unlimited right to decide whether, when and how such work is to be exploited, the right to manufacture, offer for sale, sell, rent, or otherwise distribute copies of the work, to deliver, perform or to make the work otherwise perceivable, to broadcast or rebroadcast the work or to make broadcast and rebroadcasts perceivable. In addition, as far as permitted by the law, the employee renounces the exercise of the moral rights, in particular the right to recognition of his authorship, determination of first publication and integrity of the work. Where such rights cannot be transferred and assigned for legal reasons, an exclusive, worldwide, transferable, unlimited, royalty-free, fully paid-up permanent license to use and exploit such rights, including the right to sublicense, is hereby granted by the Executive Manager to the Company.

18.5. The Executive Manager shall inform the Company and/or the Group in writing and without delay of any intellectual property rights created according to section 17.1. to 17.4. The Executive Manager shall make all statements and provide all documents that are necessary to enable the Company and/or the Group to assert, enforce and/or exercise the aforementioned rights.

18.6. The Company and/or the Group has the right to use results of the Executive Manager's contractual activity without any additional remuneration, The Executive Manager is obliged neither to use work results for his own purposes nor transfer such use to any third party during and after termination of his employment.

19. Return of Documents by the Executive Manager

At such time as Executive Manager no longer serves as an employee of the Company, Executive Manager shall deliver promptly to the Company (a) all files, records, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, data, tables, drawings, business plans and forecasts, financial information, specifications, computer-recorded information, tangible property (including, but not limited to computers), credit cards, entry cards, identification badges and keys, calculations or copies thereof in his possession or under his control which are the property of the Company or which relate in any way to the business, products, practices or techniques of the Company, and (b) all other properly and confidential information of the Company.

The Executive Manager shall under no cause in law be entitled to exercise a right of retention concerning the above mentioned items and documents.

20. Transitional Provisions

The previous employment agreement from 10 December 2003 shall be replaced by this Agreement, and shall be terminated as from the effective date of this Agreement.

By signing this Agreement the Executive Manager expressly declares that all claims and rights based on the previous employment agreement including any addenda shall be settled on all accounts.

21. Notices

Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address set out in the head of this Agreement, or to such other address as the recipient party has specified by prior written notice to the sending party. Any notice or other communication delivered to the Company shall also be delivered to the following address:

Audatex Holdings II S.ar.l
c/o Solera Holdings, LLC
12230 El Camino Real, Suite 200
San Diego, CA 92130
Attention: Chief Executive Officer
Facsimile: (858) 312-3011

22. Severability

In the event that any provision of this Agreement, or the application of any such provision to any person, entity or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

23. Entire Agreement

This instrument embodies the entire Agreement between the Parties hereto with respect to the employment contemplated herein and there are no other arrangements between any Group Company (including any former owner thereof) and the Executive Manager other than those set forth or provided for herein, including, without limitation, any bonus, severance or other compensatory arrangement between any Group Company (including any former owner thereof) and the Executive Manager.

24. Amendment

This Agreement may be modified or amended only by written agreement of the Parties and any provision hereof may be waived only by a document signed by the Party waiving such provision.

25. Counterparts

This Agreement will be executed in two counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

26. Applicable Law and Jurisdiction

This Agreement is governed by Swiss law. Any dispute, controversy or claim arising under, out of or relating to this Agreement (and subsequent amendments thereof), its valid conclusion, binding effect, interpretation, performance, breach or termination, including tort claims, shall be referred and finally determined by the ordinary courts at the domicile of the Company or the domicile where the Executive Manager resides.

Date: December 11, 2006

The Company

Name:
Its: B. Schneider T. Rogers

The Executive Manager

Renato Giger



Audatex Holding GmbH
Zollstrasse 62 CH-8021 Zurich
Tel: +41 (0)44 278 88 88 Fax: +41 (0)44 278 85 55
www.audatex.com

Private/Confidential

Herr Renato Giger
Im Fühler 8
4616 Kappel

Zurich, 20 July 2007

Dear Renato

It gives us great pleasure to inform you that effective July 2007 your annual base salary has been increased from

Fr. 258'000. – to Fr. 276'060.–.

Your target bonus remains unchanged.

This increase is in recognition of your many contributions, efforts and hard work during the past fiscal year. We would like you to know that your personal dedication and personal efforts are very much appreciated.

In addition, we would like to seize the opportunity and point you towards the general working conditions of Audatex which are an integral part of your work contract and serve as the principal guidelines of your work relation with the company. They may be found on the AX.net HR Portal (http://www.audatex.net → Human Resources → Employee Information).

We have no doubt that we can count on your continuing support and engagement in the future and look very much forward to working with you and consolidating our position in fiscal year 2008.

With best wishes

Audatex Holding GmbH
a Solera company

Thomas Artho
Human Resources Coordinator



Audatex Holding GmbH
Zollstrasse 62 CH-8021 Zurich
Tel. +41 (0)44 278 88 88 Fax +41 (0)44 278 85 55
www.audatex.com

Herr Renato Giger
Im Fühler 8
4616 Kappel

Zürich, February 29, 2008

Target Bonus FY 2009

Dear Renato

We herewith confirm that, based on an e-mail from Jack Pearlstein, dated February 26, 2008, your target bonus according to the Solera Incentive Plan program will increase to 35% of your base compensation (Grundsalär). This increase will be effective from July 1, 2008 onwards.

Kind regards.

Audatex Holding GmbH
A Solera Company

Barbara Schneider   René Seller

www.solerainc.com
Mehrwertsteuernummer/VAT number 233947


Audatex
a Solera company

Audatex Holding GmbH
Zollstrasse 62 CH-8021 Zurich
Tel. +41 (0)44 278 88 88 Fax +41 (0)44 278 85 55
www.audatex.com

Private/Confidential

HERR RENATO GIGER
Audatex Holding GmbH
8021 Zürich

Zürich, 15. October 2008

Salary Review 2008

Dear Renato

We are pleased to inform you that effective July 2008 your annual salary has been increased from

Fr. 276060.00 to Fr. 303200.00

Your target bonus remains unchanged.

We would like to take this opportunity to thank you for your efforts and your fine cooperation during the past fiscal year. We are looking forward to your on-going support and engagement.

In addition, we would like to seize the opportunity and point you towards the general working conditions of Audatex which are an integral part of your work contract and serve as the principal guidelines of your work relation with the company. They may be found on the AX.net HR Portal.

P.S Adjustment July, August, September Fr. 6785.00. Pension fond will be adjusted later.

With best wishes

Audatex Holding GmbH
a Solera company

Marina Stillhart



Audatex Holding GmbH
Zollstrasse 62 CH-8021 Zurich
Tel. +41 (0)44 278 88 88 Fax +41 (0)44 278 85 55
www.audatex.com

Private/Confidential

HERR RENATO GIGER
Audatex Holding GmbH
8021 Zürich

Zürich, 20 August, 2009

Bonus FY09

Dear Renato

We are pleased to inform you that retroactively July 2008 your Bonus for FY09 has been increased from

35 % to 40 %

We would like to take this opportunity to thank you for your efforts and your fine cooperation during the past fiscal year. We are looking forward to your on-going support and engagement.

In addition, we would like to seize the opportunity and point you towards the general working conditions of Audatex which are an integral part of your work contract and serve as the principal guidelines of your work relation with the company. They may be found on the AX.net HR Portal.

With best wishes

Audatex Holding GmbH
a Solera company

Marina Stillhart

Exhibit 10.17

SOLERA HOLDINGS, INC.

SEVERANCE AGREEMENT AND RELEASE

This Severance Agreement and Release ("Agreement") is made by and between Dudley Mendenhall ("Employee") and Solera Holdings, Inc. (the "Company") (individually referred to as a "Party" and collectively referred to as the "Parties"):

WHEREAS, Employee agreed to the terms of employment with the Company pursuant to an employment offer letter agreement signed by Employee on March 9, 2009 (the "Offer Letter");

WHEREAS, Employee's employment with the Company commenced on or about March 30, 2009;

WHEREAS, the Company and Employee have entered into an Employee Invention Assignment and Confidentiality Agreement (the "Confidentiality Agreement");

WHEREAS, on July 2, 2010, the Company (i) notified Employee that his employment with the Company will end on the Separation Date (as defined below) and (ii) delivered this Agreement to Employee;

WHEREAS, Employee will be separated from the Company, effective as of the Separation Date;

WHEREAS, Employee wishes to release the Company from any claims arising from or related to the employment relationship and separation thereof;

WHEREAS, the Parties, and each of them, wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions and demands that the Employee may have against the Company as defined herein, including, but not limited to, any and all claims arising from or in any way related to Employee's employment with, or separation from, the Company;

NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:

1. Separation Date; Transition Period.

(a) Employee's last day of active employment will be August 15, 2010, unless earlier terminated by the Company in its sole discretion (the "Separation Date"). In the event that the Separation Date occurs prior to August 15, 2010, Employee will receive a lump sum payment representing the base salary, less applicable withholdings, that Employee would have earned from the Separation Date through August 15, 2010.

(b) Employee agrees to be available to the Company until August 15, 2010 to provide transition support to his successor.

2. Consideration. In exchange for Employee's agreement to the general release and waiver of claims and covenant not to sue and Employee's other promises herein, the Company agrees to pay Employee (i) a lump sum payment of $187,500, which amount is equivalent to (6) six months of Employee's base salary, less applicable withholdings, and (ii) 104.5% of the target annual cash bonus payable to Employee for the fiscal year ended June 30, 2010 in accordance with the Company's FY 2010 Annual Business Incentive Plan in which Employee participated ($293,906), less applicable withholdings. The Company will make such payments to Employee within ten (10) business days following the Separation Date, provided that in no event will the Company make such payment to Employee prior to the Effective Date (as defined below).

3. Benefits; COBRA Reimbursement. Employee's health insurance benefits will cease on the Separation Date, subject to Employee's right to continue his/her health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). Employee's participation in all other benefits and incidents of employment ceased on the Separation Date. Employee will cease accruing employee benefits, including, but not limited to, vacation time and paid time off, as of the Separation Date. Provided that Employee timely elects continuation coverage under COBRA as required by applicable law, the Company will reimburse the entire premium expenses for continuing Employee's health care coverage and the coverage of Employee's dependents who are covered at the Separation Date under COBRA for a period ending on the earlier of the date that is six (6) months after the Separation Date or the date on which Employee becomes eligible to be covered by the health care plans of another employer. With respect to COBRA premium reimbursement, Employee shall submit the COBRA invoice and proof of payment in a reasonable form to the Company every calendar month. Such COBRA documents shall be approved by the Company's Chief Executive Officer or his designee prior to reimbursement payment. Reimbursement payment due Employee for COBRA premiums shall be made within thirty (30) days following the Company's receipt and approval of Employee's COBRA documents.

4. RSUs and Stock Options. Employee acknowledges that as of the Separation Date, he will have vested in 13,290 restricted stock units and 13,290 stock options and no more. The restricted stock units, the stock options and the exercise of any stock options shall continue to be subject to the terms and conditions of the 2008 Omnibus Incentive Plan and the stock option agreements and restricted stock unit grant agreements between Employee and the Company, as applicable. By signing this Agreement, Employee acknowledges that he/she has ninety (90) days from the Separation Date to exercise his/her stock options that have vested through the Separation Date (the "Expiration Date") and, to the extent the vested stock options are not exercised by the Expiration Date, the stock options will be forfeited and canceled.

5. Unemployment Insurance Benefits. Company agrees that it will not oppose Employee's application for unemployment insurance benefits with the Employment Development Department.

6. Confidential Information/Return of Company Property. Employee shall continue to maintain the confidentiality of all trade secrets and confidential and proprietary information of the Company and all of its direct or indirect subsidiaries (each a "Subsidiary" and collectively the "Subsidiaries") and shall continue to comply with the terms and conditions of the Confidentiality Agreement, including the provisions relating to non-solicitation of employees of the Company or

any of its Subsidiaries. Employee agrees that on or before the Separation Date, he will return all documents and other items provided to Employee by the Company or any Subsidiary, developed or obtained by Employee as a result of his employment with the Company, or otherwise belonging to the Company or any Subsidiary.

7. Acknowledgment of Payment of Wages. Employee acknowledges and represents that the Company has paid all salary, wages, bonuses, accrued vacation, business expense reimbursements, commissions and any and all other benefits due to Employee as of the Effective Date of this Agreement. Employee agrees and acknowledges that Employee is not otherwise entitled to the consideration referenced in Paragraph 2 of this Agreement, and that the consideration is not a payment for salary, wages, bonuses, accrued vacation, business expense reimbursements, commissions or any other benefits due to Employee in connection with his/her employment with the Company.

8. General Release of Claims.

(a) Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company. Employee, on his/her own behalf, and on behalf of his/her respective heirs, family members, executors, and assigns, hereby fully and forever releases the Company, the Subsidiaries and their officers, directors, employees, investors, stockholders, administrators, affiliates, divisions, predecessor and successor corporations, and assigns (collectively "Releasees"), from, any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Employee may possess arising from any omissions, acts or facts that have occurred up until and including the Effective Date of this Agreement including, without limitation:

(i) any and all claims relating to or arising from Employee's employment relationship with the Company and his separation from that relationship;

(ii) any and all claims relating to, or arising from, Employee's right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

(iii) any and all claims under the law of any jurisdiction including, but not limited to, wrongful discharge of employment; constructive discharge from employment; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

(iv) any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, The Worker Adjustment and Retraining Notification Act, Older Workers Benefit Protection Act; the California Fair Employment and Housing Act;

(v) any and all claims for violation of the federal, or any state, constitution;

(vi) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

(vii) any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement; and

(viii) any and all claims for attorneys' fees and costs.

(b) The Company and Employee agree that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to (i) any rights to indemnification Employee may have under the Company's bylaws or Certificate of Incorporation, or pursuant to California Labor Code section 2802, (ii) any obligations owed to Employee pursuant to this Agreement, or (iii) any claims Employee may not release as a matter of law.

(c) Employee acknowledges and agrees that any breach of any provision of this Agreement shall constitute a material breach of this Agreement and shall entitle the Company immediately to recover the severance benefits provided to Employee under this Agreement. Employee shall also be responsible to the Company for all costs, attorneys' fees and any and all damages incurred by the Company (i) enforcing the obligation, including the bringing of any legal proceeding to recover the monetary consideration, and (ii) defending against a claim or legal proceeding brought or pursued by Employee in violation of this provision.

9. Acknowledgement of Waiver of Claims Under ADEA. Employee acknowledges that he/she is waiving and releasing any rights he/she may have under the Age Discrimination in Employment Act of 1967 ("ADEA") and that this waiver and release is knowing and voluntary. Employee and the Company agree that this waiver and release does not apply to any rights or claims that may arise under ADEA after the Effective Date of this Agreement. Employee acknowledges that the consideration given for this waiver and release Agreement is in addition to anything of value to which Employee was already entitled. Employee further acknowledges that he/she has been advised by this writing that:

(a) he should consult with an attorney prior to executing this Agreement;

(b) he has up to twenty-one (21) days within which to consider this Agreement;

(c) he has seven (7) days following his/her execution of this Agreement to revoke the Agreement; and

(d) this Agreement shall not be effective until the revocation period has expired.

Nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so, unless specifically authorized by federal law. Changes to this Agreement whether material or nonmaterial shall not restart the 21-day period.

10. Civil Code Section 1542. Employee represents that he/she is not aware of any claim by him/her other than the claims that are released by this Agreement. Employee acknowledges that he/she has been advised by legal counsel (or has been afforded an opportunity to consult with legal counsel) and is familiar with the provisions of California Civil Code Section 1542, which provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS/HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM/HER MUST HAVE MATERIALLY AFFECTED HIS/HER SETTLEMENT WITH THE DEBTOR.

Employee, being aware of said code section, agrees to expressly waive any rights he/she may have thereunder, as well as under any other statute or common law principles of similar effect.

11. Covenant Not to Sue.

(a) To the fullest extent permitted by law, at no time subsequent to the execution of this Agreement will Employee pursue, or cause or knowingly permit the prosecution, in any state, federal or foreign court, or before any local, state, federal or foreign administrative agency, or any other tribunal, any charge, claim or action of any kind, nature and character whatsoever, known or unknown, which Employee may now have, have ever had, or may in the future have against Releasees, which is based in whole or in part on any matter covered by this Agreement.

(b) Nothing in this section shall prohibit Employee from filing a charge or complaint with a government agency such as but not limited to the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor, the California Department of Fair Employment and Housing, or other applicable state agency. However, Employee understands and agrees that, by entering into this Agreement, Employee is releasing any and all individual claims for relief, and that any and all subsequent disputes between Employee and the Company shall be resolved through arbitration as provided below.

(c) Nothing in this section shall prohibit or impair Employee or the Company from complying with all applicable laws, nor shall this Agreement be construed to obligate either Party to commit (or aid or abet in the commission of) any unlawful act.

(d) Employee acknowledges and agrees that any breach of any provision of this Agreement shall constitute a material breach of this Agreement and shall entitle the Company immediately to recover the severance benefits provided to Employee under this Agreement. Employee shall also be responsible to the Company for all costs, attorneys' fees and any and all damages incurred by the Company (i) enforcing the obligation, including the bringing of any legal proceeding to recover the monetary consideration, and (ii) defending against a claim or legal proceeding brought or pursued by Employee in violation of this provision.

12. [RESERVED]

13. No Cooperation. Employee agrees that he/she will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against Releasees, unless under a subpoena or other court order to do so. Employee further agrees both to immediately notify the Company upon receipt of any court order, subpoena, or any legal discovery device that seeks or might require the disclosure or production of the existence or terms of this Agreement, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or legal discovery device to the Company.

14. Non-Disparagement. Employee agrees to refrain from conduct or speech derogatory about or detrimental to the Company or any Subsidiary and their officers, directors, employees, investors, stockholders, customers, agents or suppliers, including but not limited to defamation, libel or slander of the any of the foregoing or tortious interference with the contracts and relationships of the Company or any Subsidiary. Employee will direct all inquiries by potential future employers of Employee to the Company's Senior Vice President Corporate Human Resources. Upon inquiry, the Company shall use its best efforts to state only the following: Employee's last position and dates of employment.

15. Non-Solicitation. Employee agrees that for a period of twelve (12) months immediately following the Separation Date, Employee shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company's or any Subsidiary's employees to leave their employment, or take away such employees, or attempt to solicit, induce, recruit, encourage, take away or hire employees of the Company, either for himself/herself or any other person or entity.

16. No Admission of Liability. The Parties understand and acknowledge that this Agreement constitutes a compromise and settlement of disputed claims. No action taken by the Parties hereto, or either of them, either previously or in connection with this Agreement shall be deemed or construed to be:

(a) an admission of the truth or falsity of any claims heretofore made, or

(b) an acknowledgment or admission by either Party of any fault or liability whatsoever to the other Party or to any third party.

17. Costs. The Parties shall each bear his/its own costs, expert fees, attorneys' fees and other fees incurred in connection with the preparation, negotiation and execution of this Agreement. Employee agrees to indemnify and hold harmless the Company and the Subsidiaries from and against any and all loss, costs, damages or expenses, including, without limitation, attorneys' fees or expenses incurred by the Company or any of the Subsidiaries arising out of the breach of this Agreement by Employee, or from any false representation made herein by Employee, or from any action or proceeding which may be commenced, prosecuted or threatened by Employee or for Employee's benefit, upon Employee's initiative, or with Employee's aid or approval, contrary to the provisions of this Agreement. Employee further agrees that in any such action or proceeding, this Agreement may be pled by the Company and/or the Subsidiary as a complete defense, or may be asserted by way of counterclaim or cross-claim.

18. Authority. The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and the Subsidiaries and to bind the Company, the Subsidiaries and all who may claim through it to the terms and conditions of this Agreement. Employee represents and warrants that he/she has the capacity to act on his/her own behalf and on behalf of all who might claim through him/her to bind them to the terms and conditions of this Agreement. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

19. No Representations. Each Party represents that it has had the opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Neither Party has relied upon any representations or statements made by the other Party hereto which are not specifically set forth in this Agreement.

20. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision so long as the remaining provisions remain intelligible and continue to reflect the original intent of the Parties.

21. Entire Agreement. This Agreement and the agreements incorporated herein by reference to the extent they are consistent with this Agreement, constitute the entire agreement and understanding between the Parties concerning the subject matter of this Agreement and all prior representations, understandings, and agreements concerning the subject matter of this Agreement have been merged into this Agreement.

22. No Waiver. The failure of any Party to insist upon the performance of any of the terms and conditions in this Agreement, or the failure to prosecute any breach of any of the terms and conditions of this Agreement, shall not be construed thereafter as a waiver of any such terms or conditions. This entire Agreement shall remain in full force and effect as if no such forbearance or failure of performance had occurred.

23. No Oral Modification. Any modification or amendment of this Agreement, or additional obligation assumed by either Party in connection with this Agreement, shall be effective only if placed in writing and signed by both Parties or by authorized representatives of each Party. No provision of this Agreement can be changed, altered, modified, or waived except by an executed writing by the Parties.

24. Governing Law. This Agreement shall be deemed to have been executed and delivered within the State of California, and it shall be construed, interpreted, governed, and enforced in accordance with the laws of the State of California, without regard to choice of law principles. Any legal proceedings for the enforcement of this Agreement, or related to any provision of this Agreement, shall be instituted only in the State of California, except that the Company may seek injunctive relief in any court having jurisdiction for any claim relating to the alleged misuse or misappropriation of the Company's trade secrets or confidential or proprietary information. Employee hereby expressly consents to venue and personal jurisdiction in San Diego County, California.

25. Arbitration. Except for any claim for injunctive relief arising out of Employee's breach of its obligations to protect the Company's or a Subsidiary's trade secrets or confidential and proprietary information, the Parties agree to arbitrate, in San Diego County, California and through JAMS, any and all disputes or claims arising out of or related to the validity, enforceability, interpretation, performance or breach of this Agreement, whether sounding in tort, contract, statutory violation or otherwise, or involving the construction or application or any of the terms, provisions, or conditions of this Agreement. Any arbitration may be initiated by a written demand to the other Party. The arbitrator's decision shall be final, binding, and conclusive. The Parties further agree that this Agreement is intended to be strictly construed to provide for arbitration as the sole and exclusive means for resolution of all disputes hereunder to the fullest extent permitted by law. The Parties expressly waive any entitlement to have such controversies decided by a court or a jury.

26. Attorneys' Fees. In the event that either Party brings a legal proceeding to enforce or effect its rights under this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, plus reasonable attorneys' fees, incurred in connection with such a legal proceeding.

27. Effective Date. This Agreement is effective after it has been signed by both parties and after eight (8) days have passed since Employee has signed the Agreement (the "Effective Date"), unless revoked by Employee within seven (7) days after the date the Agreement was signed by Employee.

28. Counterparts/Facsimile/PDF Signatures. This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned. Execution of a facsimile or PDF copy shall have the same force and effect as execution of an original.

29. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:

(a) They have read this Agreement;

(b) They have been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

(c) They understand the terms and consequences of this Agreement and of the releases it contains; and

(d) They are fully aware of the legal and binding effect of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

Solera Holdings, Inc.

Dated: July 2, 2010



By ______________________________

Jason M. Brady

Senior Vice President, General Counsel and Secretary

Dudley Mendenhall, an individual

Dated: July 2, 2010



Dudley Mendenhall

Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Solera Holdings, Inc.	Delaware
Audatex Holdings, LLC	Delaware
Audatex Holdings, Inc.	Delaware
Audatex North America, Inc.	Delaware
Hollander, Inc.	Delaware
Solera, Inc.	Delaware
Solera Integrated Medical Solutions, Inc.	Delaware
Claims Services Group, Inc.	Delaware
Collision Repair Business Management Services, LLC	Delaware
Property Claims Services, Inc.	Delaware
Audatex Canada Holdings, Inc.	Delaware
Audatex Canada, ULC	Canada
Audatex Holdings II S.ar.l.	Luxembourg
Audatex Holdings III B.V.	The Netherlands
Audatex Holdings IV B.V.	The Netherlands
Solera Nederland Holding B.V.	The Netherlands
Solera Nederland B.V.	The Netherlands
Audatex Network Services Netherlands B.V.	The Netherlands
OOO Audatex	Russia
Audatex Solutions Private Limited	India
Audatex Portugal Peritagens Informatizadas Derivadas de Acidentes, S.A.	Portugal
Audatex Deutschland GmbH	Germany
Audatex (UK) Limited	United Kingdom
Audatex Italia s.r.l.	Italy
Audatex Daten Internationale Datenentwicklungs GmbH	Germany
Audatex GmbH	Switzerland
Audatex Schweiz GmbH	Switzerland
Informex S.A.	Belgium
Audatex Systems s.r.o.	The Czech Republic
ArgeMu Holding GmbH	Germany
LLC Audatex Ukraine	Ukraine
Audatex Brasil Serviços Ltda	Brazil
Sidexa S.A.	France
Audatex Espana S.A.	Spain
Audatex Magyarorszag Kft.	Hungary
SSH—Polska Sp. z.o.o.	Poland
KTI Kraftfahrzeugtechnisches Institut und Karosseriewerkstatte GmbH & Co KG	Germany
Audatex Polska Sp. z.o.o.	Poland
EXSOFT GmbH	Germany
Audatex Développement France SAS	France
Audatex Datos Espana S.A.	Spain
Audatex Österreich Gesellschaft m.b.H.	Austria
Audatex SA (Pty.) Ltd.	South Africa
Audatex LTN S. de R.L. de C.V.	Mexico
Audatex Services SRL	Romania
Audatex Slovakia s.r.o.	Slovakia
Audatex Servicios Corporativos, S.A.	Mexico
Audatex Information Systems (Shanghai) Co., Ltd.	China

Subsidiary	Jurisdiction of Organization
Audatex Japan Co. Ltd.	Japan
Audatex Australia Pty Ltd.	Australia
Audatex Systems Bilgi Teknolojileri Hizmetleri Limted Sirketi	Turkey
UCS GmbH	Germany
HPI Holding Limited	United Kingdom
HPI Limited	United Kingdom
Inpart Servicos Ltda	Brazil
Audates Servicios Technologies Chile Limitada	Chile
Auto Claims Solutions, S.A. de C.V.	Mexico
Autoclaims Servicios, S.A. de C.V.	Mexico
Global Automotive Center GmbH	Germany
UAB Audatex Baltics	Lithuania
Market Scan Holding B.V.	The Netherlands
Market Scan Applications B.V.	The Netherlands
Market Scan Services B.V.	The Netherlands
Informex Hellas Aumotive Damage Claims Solutions SA	Greece
GTL Data	Austria
AUTOonline GmbH Informationssysteme	Germany
AUTOonline Services GmbH	Germany
AUTOonline Schweiz AG	Switzerland
AUTOonline Sarls systems d'information	France
AUTOonline Italia S.r.l.	Italy
AUTOonline Value Experts Hellas EPE	Greece
AUTOonoine B.V.	The Netherlands
Iberian AUTOonline S.L.	Spain
AOPT Servicos e Sistemas Automovel Lda	Portugal
AUTOonline s.r.o.	The Czech Republic
AUTOonline Bulgaria Ltd.	Bulgaria
AUTOonline Sisteme Informatice SRL	Romania
AUTOonline Magyaroszag Kft.	Hungary
AUTOonline Otomotiv Bilgi Islem Anonim Sirketi	Turkey
AUTOonline Mexico S. de. R.L. De C.V.	Mexico
AUTOonline Polska Sp.z.o.o.	Poland
Iberian Operations S.L.	Spain
AUTOonline Ltd.	United Kingdom
AUTOonline Ukrania SP.Z.o.o.	Ukraine
AUTOonline Operations GmbH & Co. KG	Germany
KTI Verwaltungs GmbH	Germany

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-144992 on Form S-8 and Registration Statement No. 333-155288 on Form S-8 of our report dated September 1, 2010, relating to the consolidated financial statements and financial statement schedule of Solera Holdings, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the application of new accounting standards related to (1) noncontrolling interests in subsidiaries and (2) business combinations, and our report dated September 1, 2010 related to the effectiveness of Solera Holdings Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Solera Holdings, Inc. for the year ended June 30, 2010.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
September 1, 2010

Exhibit 31.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and 15d-14(a)

I, Tony Aquila, certify that:

1. I have reviewed this Annual Report on Form 10-K of Solera Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 1, 2010

/s/ Tony Aquila

Tony Aquila
Chief Executive Officer
(principal executive officer)

Exhibit 31.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and 15d-14(a)

I, Renato Giger, certify that:

1. I have reviewed this Annual Report on Form 10-K of Solera Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 1, 2010

/s/ Renato Giger

Renato Giger
Chief Financial Officer
(principal financial officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Solera Holdings, Inc. (the "Company") for the fiscal year ended June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned chief executive officer of the Company, certifies, pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best knowledge and belief of the signatory that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Tony Aquila

Tony Aquila
Chief Executive Officer
(principal executive officer)

Date: September 1, 2010

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Solera Holdings, Inc. (the "Company") for the fiscal year ended June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned chief financial officer of the Company, certifies, pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best knowledge and belief of the signatory that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Renato Giger

Renato Giger
Chief Financial Officer
(principal financial officer)

Date: September 1, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to

COMMISSION FILE NUMBER: 001-33461


OCT 0 6 2010
193

Solera Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**26-1103816**
(State or other jurisdiction of incorporation organization)	**(I.R.S. Employer Identification No.)**

15030 Avenue of Science, San Diego, CA 92128
(Address of principal executive offices) (Zip Code)

(858) 724-1600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that it was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $1,668,000,000 as of December 31, 2009 (based upon the closing sale price on The New York Stock Exchange for such date). For this purpose, all shares held by directors, executive officers and stockholders beneficially owning five percent or more of the registrant's common stock have been treated as held by affiliates.

The number of shares of the registrant's common stock outstanding as of August 20, 2010 was 70,063,826.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be delivered to stockholders in connection with registrants 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are identified by the use of terms and phrases such as "anticipate" "believe" "could" "estimate" "expect" "intend" "may" "plan" "predict" "project" and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies and include, but are not limited to, statements about: increase in customer demand for our software and services; growth rates for the automobile insurance claims industry; growth rates for vehicle purchases; customer adoption rates for automated claims processing software and services; increases in customer spending on automated claims processing software and services; efficiencies resulting from automated claims processing; development or acquisition of claims processing products and services in areas other than automobile insurance; our relationship with insurance company customers as they continue global expansion; revenue growth resulting from the launch of new software and services; improvements in operating margins resulting from operational efficiency initiatives; increased utilization of our software and services resulting from increased severity; our expectations regarding the growth rates for vehicle insurance; changes in the amount of our existing unrecognized tax benefits; our revenue mix; our income taxes; restructuring plans, potential restructuring charges and their impact on our revenues; our operating expense growth and operating expenses as a percentage of our revenues; stability of our development and programming costs; growth of our selling, general and administrative expenses; decrease of total depreciation and amortization expense; decrease in interest expense and possible impact of future foreign currency fluctuations; our use of cash and liquidity position going forward; and cash needs to service our debt.

Actual results could differ materially from those projected, implied or anticipated by our forward-looking statements. Some of the factors that could cause actual results to differ include: those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Annual Report on Form 10-K.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this Annual Report on Form 10-K to reflect events or circumstances after the date hereof. You are advised, however, to consult any further disclosures that we make on related subjects in our Quarterly Reports on Form 10-Q and Periodic Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC"). You also should read the section titled "Use of Estimates" included in Note 2 of Notes to Consolidated Financial Statements included pursuant to Item 8 of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

General

Our operations began in 1966, when Swiss Re Corporation founded our predecessor, the Claims Services Group ("CSG"). Solera Holdings, LLC was founded in March 2005 by Tony Aquila, our Chairman of the Board, Chief Executive Officer and President, and affiliates of GTCR Golder Rauner II, L.L.C. ("GTCR"), a private equity firm. In April 2006, subsidiaries of Solera Holdings, LLC acquired CSG from Automatic Data Processing, Inc. ("ADP") for approximately $1.0 billion (the "CSG Acquisition"). Prior to the CSG Acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

In connection with our initial public offering in May 2007, we converted from Solera Holdings, LLC, a Delaware limited liability company, into Solera Holdings, Inc., a Delaware corporation, and all of the Class A Common Units and Class B Preferred Units of Solera Holdings, LLC were converted into shares of our common stock.

In November 2008, we completed a secondary public offering of 4.5 million shares of our common stock, raising $86.0 million in net proceeds which was used in the purchase of the outstanding share capital of HPI, Ltd. ("HPI") in December 2008. In fiscal year 2009, we acquired 100% of the outstanding share capital of HPI from a subsidiary of Aviva Plc., the leading provider of used vehicle validation services in the United Kingdom for an initial cash payment of £67.1 million ($103.3 million), a subordinated note payable with a principal amount of £11.3 million ($17.0 million at June 30, 2010), and contingent cash consideration of up to £4.8 million if HPI achieves certain financial performance targets, of which £1.2 million ($1.8 million) was earned and paid in fiscal year 2010 and the remaining up to £3.6 million ($5.4 million at June 30, 2010) is payable, if earned, in fiscal years 2011 and 2012. The acquisition of HPI allows us to enhance our delivery of decision support data and software applications to our customers. In fiscal year 2009, we also acquired UC Universal Consulting Software GmbH, a leading provider of software and services to collision repair facilities in Germany, and Inpart Servicos Ltda., a leading electronic exchange for the purchase and sale of vehicle replacement parts in Brazil and other markets in Mexico.

In fiscal year 2010, we acquired an 85% ownership interest in AUTOonline GmbH In-formationssysteme ("AUTOonline"), a German limited liability company and provider of an eSalvage vehicle exchange platform in several European countries and Mexico, for cash payments totaling €59.5 million ($86.8 million). We have the right to acquire from the minority owners and the minority owners have the right to sell to us the remaining capital stock of AUTOonline. The acquisition of AUTOonline allows us to extend our core offering to include the disposition of salvage vehicles. In fiscal year 2010, we also acquired GTLDATA GmbH, the leading assessor management system provider in Austria, and Market Scan Holding B.V., a leading data analytics and software company serving the Dutch insurance industry.

The terms "we," "us," "our," "our company" and "our business" collectively refer to: (1) the combined operations of CSG for periods prior to the CSG Acquisition, (2) the consolidated operations of Solera Holdings, LLC for the periods following the CSG Acquisition and prior to the completion of our corporate reorganization in May 2007 and (3) the consolidated operations of Solera Holdings, Inc. as of and following the corporate reorganization in May 2007. Our fiscal year ends on June 30 of each year. Fiscal years are identified in this Annual Report on Form 10-K according to the calendar year in which they end. For example, the fiscal year ended June 30, 2010 is referred to as "fiscal year 2010."

Our Company

We are the leading global provider of software and services to the automobile insurance claims processing industry. We also provide products and services that complement our insurance claims processing software and services, including used vehicle validation, fraud detection software and services and disposition of salvage vehicles. Our automobile insurance claims processing customers include insurance companies, collision repair facilities, independent assessors and automotive recyclers. We help our customers:

- estimate the costs to repair damaged vehicles and determine pre-collision fair market values for damaged vehicles for which the repair costs exceed the vehicles' value;
- automate and outsource steps of the claims process that insurance companies have historically performed internally; and
- improve their ability to monitor and manage their businesses through data reporting and analysis.

As of June 30, 2010, we served over 75,000 customers and were active in more than 50 countries with approximately 2,200 employees. Our customers include more than 1,500 automobile insurance companies, 38,000 collision repair facilities, 7,500 independent assessors and 27,000 automotive recyclers and auto dealers. We derive revenues from many of the world's largest automobile insurance companies, including eight of the ten largest automobile insurance companies in Europe and nine of the ten largest automobile insurance companies in North America.

The Automobile Insurance Claims Process

An overview of the automobile insurance claims process and its complexities provides a framework for understanding how our customers can derive value from our software and services. The automobile insurance claims process generally begins following an automobile collision and consists of the following steps:

First Notice of Loss	• The policyholder initiates the claim process with the insurance company. • The insurance company assigns the claim to an assessor and/or a collision repair facility.
Investigation	• The assessor conducts interviews, examines photos and reviews police reports. • The insurance company, assessor or collision repair facility estimates the cost to repair the vehicle. • In the case of a heavily damaged vehicle, the assessor or collision repair facility may request a pre-accident vehicle valuation.
Evaluation	• The insurance company reviews the estimate and/or pre-accident valuation and confirms the results of the investigation. • The insurance company may request additional information and/or require follow-up investigation.
Decision	• The insurance company determines whether the vehicle should be repaired or declared a total loss. • Based on its evaluation, the insurance company determines who is liable for the claim and the repair or total loss amount it intends to pay.
Settlement	• The insurance company notifies the policyholder or the collision repair facility of the amount it intends to pay. • The policyholder or collision repair facility may negotiate the final payment amount with the insurance company.

Vehicle Repair	•	The collision repair facility repairs the vehicle if it is not a total loss.
	•	The collision repair facility purchases replacement parts from original equipment manufacturers, or OEMs, aftermarket parts makers or automotive recyclers.
	•	Further revisions to the claim payment amount may occur if additional damage or cost savings are identified.
Payment	•	The insurance company pays the policyholder or the collision repair facility.

Each of these steps consists of multiple actions requiring significant and complex interaction among several parties. For example, the investigation step generally involves insurance companies, assessors, collision repair facilities and automotive recyclers and includes conducting interviews, taking and examining photographs, obtaining and reviewing police reports and estimating repair costs. When performed manually, many of these tasks, such as the mailing of vehicle photographs or the estimating of vehicle repair costs, can be time-consuming. In addition, without an efficient means of communication that facilitates real-time access to data, claim-related negotiations can result in substantial delays and unnecessary costs.

The Automobile Insurance Claims Processing Industry

The primary participants in the automobile insurance claims processing industry with whom we do business are automobile insurance companies, collision repair facilities, independent assessors and automotive recyclers. We believe that our business is affected by trends associated with each of the following:

Automobile Insurance Industry

We estimate that the global automobile insurance industry processes more than 100 million claims each year, representing approximately $150 billion in repair costs. We believe the industry is relatively concentrated with a number of large automobile insurance companies accounting for the majority of global automobile insurance premiums. In the U.S., of the approximately 320 companies offering automobile insurance, the twenty largest providers accounted for over 80% of all automobile insurance premiums in 2009.

In 2008, U.S. non-life insurance premiums, which includes premiums for lines of insurance in addition to automobile insurance, declined by approximately 1.5% to $441 billion; globally, non-life insurance premiums grew by 5.5% to $1.8 trillion.

Collision Repair Industry

The collision repair industry is highly fragmented. We estimate there are approximately 100,000 collision repair facilities in our markets. The operating costs of these facilities have increased substantially over the past decade due to continued increases in vehicle diagnostic and repair technologies and changes in environmental regulations. In addition, collision repair facilities have increasingly established preferred relationships with insurance companies. These arrangements, known in the U.S. as direct repair programs, allow collision repair facilities to generate increased repair volumes through insurance company referrals. Insurance companies benefit by establishing a trusted network of collision repair facilities across which they can negotiate labor rates and implement standard procedures and best practices. Insurance companies often require collision repair facilities to use specified automated claims processing software and related services to participate in their programs. We believe the combination of these factors will increase demand for software and services that help collision repair facilities manage their workflow and increase their efficiency.

Independent Assessors

Independent assessors are often used to estimate vehicle repair costs, particularly where automobile insurance companies have chosen not to employ their own assessors or do not have a sufficient number of employee assessors and where governments mandate the use of independent assessors.

In some markets, we believe changing government regulations and improved claims technology will result in a decrease in the number of independent assessors. However, in other markets, insurance companies are reducing their employee assessor staff to contain costs, which we believe will lead to a growth in the number of independent assessors. We believe the combination of these offsetting factors will result in a modest overall increase in the number of independent assessors and, therefore, the demand for automobile insurance claims processing software and services.

Automotive Recycling Industry

The automotive recycling industry is highly fragmented with over $25 billion in estimated U.S. annual sales by over 7,000 independent salvage and recycling facilities. Participants in the automotive recycling industry are a valuable source of economical and often hard-to-find used vehicle replacement parts. In addition, this industry has become more sophisticated and technology-driven in order to keep pace with innovations in vehicle technology. Additionally, insurance companies are increasingly mandating the use of aftermarket and recycled parts to lower the costs to repair damaged vehicles. We believe these factors will result in increased demand for automobile insurance claims processing software and services, as automotive recyclers seek to manage their workflows, maximize the value of their inventories and increase efficiency.

Key Drivers of Automobile Insurance Claims Processing Demand

We believe that the principal drivers of demand for our software and services are:

Inefficiencies in the Automobile Insurance Claims Process

Claims Process Fragmentation. The automobile insurance claims process involves many parties and consists of many steps, which are often managed through paper, fax and other labor intensive processes. By simplifying and streamlining the claims process, insurance companies can process claims faster and reduce costs.

Unequal Access to Information. Collision repair facilities typically have more information about vehicles in their shops than do insurance companies who often must make their damage estimates remotely or with limited information. Through access to detailed information about vehicle damage and replacement costs, insurance companies can more accurately estimate fair settlement values and reduce overpayment on claims.

Disparate Claims Data. Claims-related data generated by automobile insurance companies often is not stored, shared with other parties or captured in a format that is easily transferable to other applications. This, combined with the inability to transfer and manipulate data easily across multiple applications, hinders comparisons of repairs and claims. Increased access to data from industry participants generates more accurate repair estimates and allows automobile insurance companies to identify top-performing collision repair facilities.

Conflicting Interests of Industry Participants. Collision repair facilities benefit from high repair costs, which increase their revenues. Conversely, insurance companies benefit from low repair costs, which reduce their expenses. This conflict can result in high settlement costs and delays. Repair cost estimates that rely on common data sources can reduce these costs and delays.

Inefficient Collision Repair Facility Workflow. Many collision repair facilities manage their complex workflows manually or without specialized software. Manual workflow management leads to increased processing time, higher costs and more errors, problems that generally intensify as a facility grows. With claims processing software and services, collision repair facilities can more effectively manage their workflows and obtain detailed part availability and pricing information.

Growth in the Automobile Insurance Claims Industry

Growth in the Number of Worldwide Vehicles. According to industry sources, global vehicle sales declined by approximately 8.7% in calendar year 2009 to 63.9 million vehicles and are expected to increase in calendar year 2010 by approximately 5.6% to 67.5 million units. As the number of insured vehicles on the road continues to expand, we believe the need for automobile insurance claims processing products and services will continue to grow to handle increased claims activity.

In some insurance markets, such as North America and Western Europe, automobile insurance is generally government-mandated and automated claims processing is widespread. Automobile insurance companies achieve growth in these highly competitive markets by gaining additional market share, and generally compete on price and quality of policyholder service. To remain competitive, insurance companies increasingly seek additional automated claims processing products and services to minimize costs and improve policyholder service.

In other markets, such as Eastern Europe, Latin America, China and India, automobile insurance companies are growing primarily due to an increase in the number of vehicles and emerging government regulations or vehicle financing conditions that require vehicles to be insured. Many automobile insurance companies in these markets process claims manually, presenting significant opportunities for them to increase their operational efficiencies by automating claims processing.

Adoption of Automated Claims Processing Software and Services. Many markets have only recently begun to adopt automated claims processing software and services to reduce inefficiencies. We anticipate that increased adoption of automated claims processing software and services in these markets will be a key driver of our growth.

The cost of automated claims processing software and services generally represents a relatively small portion of automobile insurance companies' claims costs. We believe automobile insurance companies will increase their spending on automated claims processing software and services because incremental investments can result in significant cost reductions.

Our Software and Services

Our software and services can be organized into five general categories: estimating and workflow software, salvage, salvage disposition and recycling software, business intelligence and consulting services and other. The majority of our customers access our software and services through a standard Web browser utilizing a "software on demand" model. By subscribing to our services, our customers can reduce upfront investments in software, hardware, implementation services and IT staff that they would typically make with traditional software solutions. Key benefits of our platform include a secure, scalable and reliable delivery platform, and total lower cost of ownership.

Estimating and Workflow Software

Our core offering is our estimating and workflow software. Our estimating and workflow software helps our customers manage the overall claims process, estimate the cost to repair a damaged vehicle, and calculate the pre-collision fair market value of a vehicle. Key functions of our estimating and workflow software include:

- capturing first notice of loss information
- assigning, managing and monitoring claims and claim-related events
- accessing and exchanging claims-related information
- calculating, submitting, tracking and storing repair and total loss estimates
- reviewing, assessing and reporting estimate variations based upon pre-set rules
- routing shop estimates for manual review
- scheduling repairs

Salvage, Salvage Disposition and Recycling Software

Our salvage, salvage disposition and recycling software helps automotive recyclers manage their inventories in order to facilitate the location, sale and exchange of vehicle parts for use in the repair of a damaged vehicle. Key functions of our salvage, salvage disposition and recycling software include:

- managing inventory
- connecting to collision repair facilities to facilitate the use of recycled parts in the repair of a damaged vehicle
- locating vehicle parts by price, year, model and/or geographic area
- determining the interchangeability of automobile parts across vehicle models
- exchanging vehicle parts with other recyclers
- determining vehicle residual values, in combination with subsequent sales and purchase options
- optimizing proceeds from the sale of salvage vehicles
- preparing invoices and managing accounts receivable
- generating management reports
- facilitating the offer and sale of salvage vehicles among buyers and sellers

Business Intelligence and Consulting Services

Our business intelligence and consulting services help our insurance company customers monitor and assess their performance through customized data, reports and analyses. Key elements of our business intelligence and consulting services include:

- analyzing claims amounts and payments
- creating customized statistical reports on claims data and activity
- measuring our customers' performance against industry standards
- monitoring key performance indicators, such as alternative parts utilization in the repair process and repair cycle time

Other

We provide other services and products to our customers, which include leasing hardware for use with our software, training and call center technical support services. We also offer services that allow our customers to access operational and technical support in times of high demand following natural disasters.

We also provide products and services that complement our automobile insurance claims processing software and services, including:

- In the United Kingdom, we provide private car buyers, car dealers, finance houses and the insurance industry with access to information on all registered vehicles in the United Kingdom. Through our databases, we can inform a customer if a vehicle has outstanding car finance, is recorded as stolen or has previously been written-off. Through our access to the National Mileage Register, the United Kingdom's largest database of mileages, we can alert car buyers and dealers to potential mileage discrepancies.
- In Brazil and Mexico, we provide an electronic exchange for the purchase and sale of vehicle replacement parts.
- In the Netherlands, we provide data analytics to insurance companies and brokers.

Our Databases

At the core of our software and services are our proprietary databases. Each of our databases has been adapted for use in our local markets. We have invested over $200 million in the last ten years to maintain and expand our proprietary databases. Our primary databases include our repair estimating database, our total loss database, our claims database and our salvage parts databases.

Repair Estimating Database. We have created our repair estimating database over 43 years through the development, collection, organization and management of automobile-related information. The data in this database enables our customers to estimate the cost to repair a damaged vehicle. This database:

- contains detailed cost data for each part and the required labor operations needed to complete repairs on over 4,500 vehicle types
- covers over 98% of the vehicle models in our core markets
- includes vehicles data dating back to 1970
- includes over 8.5 million parts for vehicles with multiple model years, editions, option packages and country-specific variations
- includes over 30 million aftermarket parts
- includes over 2.4 million graphics

We update this database with data provided to us by third parties, including original equipment manufacturers, or OEMs, and aftermarket part suppliers, and automotive recyclers, along with data we develop through our proprietary analyses of local labor repair times and damage repair techniques. The quality and accuracy of the database, which are very important to each of our customers, are continuously monitored and maintained using rigorous quality control processes, which include updating over 2.5 million data records every month.

Total Loss Database. Our total loss database helps our customers determine the pre-collision fair market values of vehicles that have been damaged beyond the point where repair is economically feasible, as well as the amounts they pay policyholders for total losses. Additionally, our employees use this database to provide total loss valuation services to our customers. This database has been designed to accurately reflect the local fair market value of a vehicle rather than simply delivering a market value based on national or regional averages. Each year, we collect more than 180 million "for sale" and "sold" vehicle records from over 10,000 automobile dealer sources, which we have combined with local market purchase and sale data collected from over 3,500 different sources, including websites, local newspapers, magazines and private listings. We update this database by incorporating nearly three million data records per week which include the latest vehicle purchase and sale information including specific models, option packages, vehicle condition and mileage.

Claims Database. Our claims database enables our customers to evaluate their internal claims process performance, as well as measure the performance of their business partners. Our employees also use this database to provide consulting services to our customers and develop new software and services. Customers use this database to benchmark their performance against their local peer group through detailed analyses of comprehensive industry data. Compiled over the past 15 years, this database contains approximately two billion data records representing over 100 million automobile repair claims and over $200 billion in claims payments. We update this database by incorporating approximately 200,000 additional repair estimates every week.

Salvage Parts Databases. Our salvage parts databases contain data on approximately 145 million automobile parts through a network of approximately 3,000 automotive recyclers. These databases are used by our customers to quickly find locally available automobile parts and identify interchangeable parts across different vehicles.

Our primary databases relating to our salvage disposition and other products and services include our salvage vehicle database and vehicle validation database.

Salvage Vehicle Database. Our salvage vehicle database helps our customers buy, sell and estimate the value of salvage vehicles. Through our eSalvage exchange, our customers list approximately one million salvage vehicles for sale and more than 3,000 bidders enter approximately five million bids for the purchase of salvage vehicles each year.

Vehicle Validation Database. Our vehicle validation database supports the previously owned car market in the United Kingdom by providing private car buyers, car dealers, finance companies and the insurance industry with access to information on all vehicles registered in the United Kingdom. By using our vehicle validation database, customers can verify who the owner is, whether there is a finance-related lien, whether the vehicle has been recorded as stolen or if it has been declared a total loss by an insurance company. We acquire data from a number of public and private data sources including the GB Driver and Vehicle Licensing Agency, motor dealers and manufacturers and finance and insurance companies. The database contains information on approximately 90 million vehicles (including 35 million vehicles currently licensed for use in the United Kingdom) and approximately 135 million mileage readings. The database is updated daily, weekly or periodically depending on the specific data element and its source.

Our Global Operations

We are active in more than 50 countries on six continents. We manage our business operations through two reportable segments: EMEA and Americas.

Our EMEA reportable segment accounted for approximately 67% of our revenues during fiscal year 2010. EMEA comprises our activities in over 35 countries in Europe, the Middle East, Africa, Asia and Australia.

Our Americas reportable segment accounted for approximately 33% of our revenues during fiscal year 2010. Americas comprises our activities in over 15 countries in North, Central and South America.

The table below sets forth the revenues we derived from the following geographic areas during each of the previous three fiscal years:

	Fiscal Years Ended June 30,		
	2010	2009	2008
		(in thousands)	
United States	$140,607	$145,898	$147,875
United Kingdom	95,178	70,368	57,819
Germany	73,854	55,384	52,450
Rest of Europe (excluding United Kingdom and Germany)	240,256	206,957	203,773
Other	81,453	79,084	77,936

Sales and Marketing

As of June 30, 2010, our sales and marketing staff included 292 full-time professionals. Our sales and marketing personnel identify and target specific sales opportunities and manage customer relationships. They also design and plan launch strategies for new software and services, and plan and facilitate customer conferences and tradeshows. Our country managers are also involved in the sales and marketing process, though they are not counted as full-time sales professionals.

Customer Support and Training

We believe that providing high quality customer support and training services is critical to our success. As of June 30, 2010, we had 360 full-time customer support and training personnel, who provide telephone support, as well as on- and off-site implementation and training. Our customer support and training staff generally consists of individuals with expertise in both our software and services and in the automobile insurance and/or collision repair industries.

Software and Database Development

We devote significant resources to the continued development of our software and databases. We have created sophisticated processes and tools to achieve high-quality software development and data accuracy. Our ability to maintain and grow our leading position in the automobile insurance claims processing industry is dependent upon our ability to enhance and broaden the scope of our software and services, as well as continuing to expand and improve our repair estimating, total loss, claims and parts salvage databases. We often collaborate with our customers in the development process to focus on addressing their specific needs. We then incorporate what we have learned from our customers' workflow experiences and needs to deliver quality, workflow-oriented software and services to the marketplace quickly. We believe these efforts provide a significant competitive advantage in the development of new software and services.

As of June 30, 2010, our software development staff consisted of 473 full-time professionals across six international software development centers and our database staff consisted of 326 full-time professionals across five international database development centers.

Competition

We compete primarily on the value and functionality of our software and services, the integrity and breadth of our data, customer service and price. The competitive dynamics of the global automobile insurance claims processing industry vary by region, and our competitors are present in a subset of markets in which we operate. In Europe, our largest competitors include DAT GmbH, EurotaxGlass' Group and GT Motive Einsa Group, with whom we compete in multiple countries. In North America, our largest competitors include CCC Information Services Inc. in the U.S. and Mitchell International Inc. in the U.S. and Canada. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our complementary products and services. For example, Experian® is our principal competitor in the United Kingdom in the vehicle validation market, and car.tv is our principal competitor in Germany in the online salvage vehicle disposition market.

Intellectual Property and Licenses

We enter into license agreements with our customers, granting each customer a license to use our software and services while ensuring the protection of our ownership and the confidentiality of the embedded information and technology contained in our software. As a general practice, employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

We own registered trademarks and service marks that we use in connection with our software and services, including their advertising and marketing. For example, our trademark Audatex is registered in over 50 countries.

We license much of the data used in our software and services through short-term contracts with third parties, including OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities, to whom we pay royalties.

Employees

As of June 30, 2010, we had 2,202 associates, including 1,380 employees in our EMEA reportable segment, 796 employees in our Americas reportable segment, and 26 employees in corporate roles. None of our employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Available Information

Our Internet website address is www.solerainc.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website and the information contained or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

In addition to the cautionary statement regarding forward-looking statements included above in this Annual Report on Form 10-K, we also provide the following cautionary discussion of risks and uncertainties relevant to our business. These risks and uncertainties, as well as other factors that we may not be aware of, could cause our actual results to differ materially from expected and historical results and could cause assumptions that underlie our business plans, expectations and statements in this Annual Report on Form 10-K to be inaccurate.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in volume from, any of these customers would harm our financial results.

We derive a substantial portion of our revenues from sales to large insurance companies. During fiscal year 2010, we derived 12.8% of our revenues from our ten largest insurance company customers. The largest three of these customers accounted for 2.4%, 1.9% and 1.9%, respectively, of our revenues during this period. A loss of one or more of these customers would result in a significant decrease in our revenues, including the business generated by collision repair facilities associated with those customers. During fiscal year 2009, a U.S. insurance company customer representing 1.2% of revenues during fiscal year 2009 transitioned our services to another provider after providing notice in fiscal year 2008. Furthermore, many of our arrangements with European customers are terminable by them on short notice or at any time. In addition, disputes with customers may lead to delays in payments to us, terminations of agreements or litigation. Additional terminations or non-renewals of customer contracts or reductions in business from our large customers would harm our business, financial condition and results of operations.

Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

The markets for our automobile insurance claims processing software and services are highly competitive. In the U.S., our principal competitors are CCC Information Services Inc. and Mitchell International Inc. In Europe, our principal competitors are EurotaxGlass's Group, DAT GmbH and GT Motive Einsa Group. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our complementary products and services. For example, Experian® is our principal competitor in the United Kingdom in the vehicle validation market, and car.tv is our principal competitor in Germany in the online salvage vehicle disposition market. If one or more of our competitors develop software or services that are superior to ours or are more effective in marketing their software or services, our market share could decrease, thereby reducing our revenues. In addition, if one or more of our competitors retain existing or attract new customers for which we have developed new software or services, we may not realize expected revenues from these new offerings, thereby reducing our profitability.

Some of our current or future competitors may have or develop closer customer relationships, develop stronger brands, have greater access to capital, lower cost structures and/or more attractive system design and operational capabilities than we have. Consolidation within our industry could result in the formation of competitors with substantially greater financial, management or marketing resources than we have, and such competitors could utilize their substantially greater resources and economies of scale in a manner that affects our ability to compete in the relevant market or markets. As a result of consolidation, our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, expand into new markets, hire away our key employees, change or limit access to key information and systems, take advantage of acquisition or other strategic opportunities more readily and develop and expand their product and service offerings more quickly than we can. In addition, our competitors may form strategic or exclusive relationships with each other and with other companies in attempts to compete more successfully against us. These relationships may increase our competitors' ability, relative to ours, to address customer needs with their software and service offerings, which may enable them to rapidly increase their market share.

Moreover, many insurance companies have historically entered into agreements with automobile insurance claims processing service providers like us and our competitors whereby the insurance company agrees to use that provider on an exclusive or preferred basis for particular products and services and agrees to require collision repair facilities, independent assessors and other vendors to use that provider. If our competitors are more successful than we are at negotiating these exclusive or preferential arrangements, we may lose market share even in markets where we retain other competitive advantages.

In addition, our insurance company customers have varying degrees of in-house development capabilities, and one or more of them have expanded and may seek to further expand their capabilities in the areas in which we operate. Many of our customers are larger and have greater financial and other resources than we do and could commit significant resources to product development. Our software and services have been, and may in the future be, replicated by our insurance company customers in-house, which could result in our loss of those customers and their associated repair facilities, independent assessors and other vendors, resulting in decreased revenues and net income.

The time and expense associated with switching from our competitors' software and services to ours may limit our growth.

The costs for an insurance company to switch providers of claims processing software and services can be significant and the process can sometimes take 12 to 18 months to complete. As a result, potential customers may decide that it is not worth the time and expense to begin using our software and services, even if we offer competitive and economic advantages. If we are unable to convince these customers to switch to our software and services, our ability to increase market share will be limited, which could harm our revenues and operating results.

Our operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

We derive most of our revenues, and incur most of our costs, including a portion of our debt service costs, in currencies other than the U.S. dollar, mainly the Euro. In our historical financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for our statement of operations and certain components of stockholders' equity and the exchange rate at the end of that period for the balance sheet. These translations resulted in a net foreign currency translation adjustment of $(64.5) million and $(38.0) million for fiscal years 2010 and 2009, respectively. These amounts are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2009:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter ended September 30, 2008	$1.51	$1.90
Quarter ended December 31, 2008	1.32	1.58
Quarter ended March 31, 2009	1.31	1.44
Quarter ended June 30, 2009	1.36	1.55
Quarter ended September 30, 2009	1.43	1.64
Quarter ended December 31, 2009	1.48	1.63
Quarter ended March 31, 2010	1.39	1.56
Quarter ended June 30, 2010	1.28	1.49

During fiscal year 2010 as compared to fiscal year 2009, the U.S. dollar weakened against many of the major foreign currencies we use to transact our business. Relative to the Euro, the average U.S. dollar weakened by 1.4%, which increased our expenses and increased our revenues for the 2010 fiscal year relating to the Euro markets in which we transact business. In contrast, the average U.S. dollar strengthened against the Pound Sterling by 2.0%, which decreased our expenses and decreased our revenues for fiscal year 2010 relating to the United Kingdom. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a $24.5 million decrease or increase, as the case may be, to our revenues during fiscal year 2010.

We currently do not hedge our exposure to foreign currency risks. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively.

Further fluctuations in exchange rates against the U.S. dollar could decrease our revenues and associated profits and, therefore, harm our future operating results.

Current uncertainty in global economic conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic conditions, which have deteriorated significantly in many countries where our products and services are sold, and may remain depressed for the foreseeable future. These conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and could cause our customers and potential customers to slow, reduce or refrain from spending on our products. In addition, external factors that affect our business have been and may continue to be impacted by the global economic slowdown. Examples include:

- Automobile Usage—Number of Miles Driven: In fiscal year 2009, the number of miles driven in the United States and several of our large western European markets declined due to higher gasoline prices and difficult economic conditions. In fiscal year 2010, the number of miles driven in the United States increased slightly versus fiscal year 2009. Fewer miles driven can result in fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- Number of Insurance Claims Made: In fiscal year 2009, the number of insurance claims for vehicle damage submitted by owners to their insurance carriers has declined slightly in several of our markets, including some of our large western European markets. We do not know whether the decline in the number of claims made is a result of fewer accidents, other factors, such as vehicle owners' reluctance to pay the insurance policy deductible for vehicle repair, or a combination of factors. The number of insurance claims made in fiscal year 2010 increased slightly versus fiscal year 2009. Fewer claims made can reduce the transaction-based fees that we generate.
- Sales of New and Used Vehicles: According to industry sources, global vehicle sales declined by approximately 8.7% in calendar year 2009 to 63.9 million units; and global vehicle sales are expected to increase in calendar year 2010 by approximately 5.6% to 67.5 million units. Fewer new light vehicle sales can result in fewer insured vehicles on the road and fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- Used Vehicle Retail and Wholesale Values: Declines in retail and wholesale used vehicle values can impact vehicle owner and insurance carrier decisions about which damaged vehicles should be repaired and which should be declared a total loss. The lower the retail and wholesale used vehicle values, the more likely it is that a greater percentage of automobiles are declared a total loss versus a partial loss. The fewer number of vehicles that owners and insurance carriers decide to repair can reduce the transaction-based fees that we generate for partial-loss estimates, but may have a beneficial impact on the transaction-based fees that we generate for total-loss estimates.

While we believe that results from operating in certain of our markets showed early signs of economic improvement towards the end of fiscal year 2010, we cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or in particular economic markets. These and other economic factors could have a material adverse effect on demand for or utilization of our products and on our financial condition and operating results.

We may engage in acquisitions, joint ventures, dispositions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business or results of operations.

Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and are likely to continue to address the need to introduce new products both through internal development and through acquisitions of other companies and technologies that would complement our business or enhance our technological capability. In fiscal year 2009, we acquired three businesses, including HPI. In fiscal year 2010, we acquired three businesses, including our acquisition of an 85% ownership interest in AUTOonline. Acquisitions involve numerous risks, including the following:

- adverse effects on existing customer or supplier relationships, such as cancellation of orders or the loss of key customers or suppliers;
- difficulties in integrating or retaining key employees of the acquired company;
- difficulties in integrating the operations of the acquired company, such as information technology resources, and financial and operational data;
- entering geographic or product markets in which we have no or limited prior experience;
- difficulties in assimilating product lines or integrating technologies of the acquired company into our products;
- disruptions to our operations;
- diversion of our management's attention;
- potential incompatibility of business cultures;
- potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or if we issue any such securities to finance acquisitions;
- limitations on the use of net operating losses;
- negative market perception, which could negatively affect our stock price;
- the assumption of debt and other liabilities, both known and unknown; and
- additional expenses associated with the amortization of intangible assets or impairment charges related to purchased intangibles and goodwill, or write-offs, if any, recorded as a result of the acquisition.

We participate in joint ventures in some countries, and we may participate in future joint ventures. Our partners in these ventures may have interests and goals that are inconsistent with or different from ours, which could result in the joint venture taking actions that negatively impact our growth in the local market and consequently harm our business or financial condition. If we are unable to find suitable partners or if suitable partners are unwilling to enter into joint ventures with us, our growth into new geographic markets may slow, which would harm our results of operations.

Additionally, we may finance future acquisitions and/or joint ventures with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity or increased interest expense. We may also seek to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

Our operating results may vary widely from period to period due to the sales cycle, seasonal fluctuations and other factors.

Our contracts with insurance companies generally require time-consuming authorization procedures by the customer, which can result in additional delays between when we incur development costs and when we begin generating revenues from those software or service offerings. In addition, we incur significant operating expenses while we are researching and designing new software and related services, and we typically do not receive corresponding payments in those same periods. As a result, the number of new software and service offerings that we are able to implement, successfully or otherwise, can cause significant variations in our cash flow from operations, and we may experience a decrease in our net income as we incur the expenses necessary to develop and design new software and services. Accordingly, our quarterly and annual revenues and operating results may fluctuate significantly period to period.

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the second quarter and third quarter versus the first quarter and fourth quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the second quarter and third quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays. For example, the Easter holiday occurs during the third quarter in certain fiscal years and occurs during the fourth quarter in other fiscal years, resulting in a change in the number of business days during the quarter in which the holiday occurs.

We anticipate that our revenues will continue to be subject to seasonality and therefore our financial results will vary from period to period. However, actual results from operations may or may not follow these normal seasonal patterns in a given year leading to performance that is not in alignment with expectations.

We also may experience variations in our earnings due to other factors beyond our control, such as the introduction of new software or services by our competitors, customer acceptance of new software or services, the volume of usage of our offerings by existing customers, variations of vehicle accident rates due to factors such as changes in fuel prices, number of miles driven or new vehicle purchases and their impact on vehicle usage, and competitive conditions, or changes in competitive conditions, in our industry generally. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. Any of these events could harm our financial condition and results of operations and cause our stock price to decline.

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes, our market share and revenues will decline.

Our industry is characterized by rapidly changing technology, evolving industry standards and frequent introductions of, and enhancements to, existing software and services, all with an underlying pressure to reduce cost. Industry changes could render our offerings less attractive or obsolete, and we may be unable to make the necessary adjustments to our offerings at a competitive cost, or at all. We also incur substantial expenses in researching, developing, designing, purchasing, licensing and marketing new software and services. The development or adaptation of these new technologies may result in unanticipated expenditures and capital costs that would not be recovered in the event that our new software or services are unsuccessful. The research, development, production and marketing of new software and services are also subject to changing market requirements, access to and rights to use third-party data, the satisfaction of applicable regulatory requirements and customers' approval procedures and other factors, each of which could prevent us from successfully marketing any new software and services or responding to competing technologies. The success of new software in our industry also often depends on the ability to be first to market, and our failure to be first to market with any particular software project could limit our ability to recover the development expenses associated with that project. If we cannot develop or acquire new technologies, software and services or any of our existing software or services are rendered obsolete, our revenues and income could decline and we may lose market share to our competitors, which would impact our future operations and financial results.

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software and services in those jurisdictions.

Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed their regulations to permit insurance companies to use book valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations, that, among other things, require insurers use a methodology deemed acceptable to the respective government agency.

We submit our methodology to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

There is momentum to create a U.S. federal government oversight mechanism for the insurance industry. There is also legislation under consideration by the U.S. legislature relating to the vehicle repair industry. Federal regulatory oversight of or legislation relating to the insurance industry in the U.S. could result in a broader impact on our business versus similar oversight or legislation at the U.S. state level.

We are active in over 50 countries, where we are subject to country-specific risks that could adversely impact our business and results of operations.

During fiscal year 2010, we generated approximately 78% of our revenues outside the U.S. and we expect revenues from non-U.S. markets to continue to represent a majority of our total revenues. Business and operations in individual countries are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, currency exchange controls and repatriation of earnings. Our results are also subject to the difficulties of coordinating our activities across more than 50 different countries. Furthermore, our business strategy includes expansion of our operations into new and developing markets, which will require even greater international coordination, expose us to additional local government regulations and involve markets in which we do not have experience or established operations. In addition, our operations in each country are vulnerable to changes in socio-economic conditions and monetary and fiscal policies, intellectual property protection disputes, the settlement of legal disputes through foreign legal systems, the collection of receivables through foreign legal systems, exposure to possible expropriation or other governmental actions, unsettled political conditions, possible terrorist attacks and pandemic disease. These and other factors may harm our operations in those countries and therefore our business and results of operations.

We have a large amount of goodwill and other intangible assets as a result of acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

We have a large amount of goodwill and other intangible assets and are required to perform an annual, or in certain situations a more frequent, assessment for possible impairment for accounting purposes. At June 30, 2010, we had goodwill and other intangible assets of $911.2 million. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur a non-cash impairment charge. Any impairment charges in the future will adversely affect our results of operations.

We may incur significant restructuring and severance charges in future periods, which would harm our operating results and cash position or increase debt.

We incurred restructuring charges of $5.9 million, $4.0 million and $13.3 million in fiscal years 2010, 2009 and 2008, respectively. These charges consist primarily of termination benefits paid or to be paid to employees. As of June 30, 2010, our remaining obligation associated with these restructuring charges and other charges from prior periods is $8.4 million.

We regularly evaluate our existing operations and capacity, and we expect to incur additional restructuring charges as a result of future personnel reductions, related restructuring, and productivity and technology enhancements, which could exceed the levels of our historical charges. In addition, we may incur certain unforeseen costs as existing or future restructuring activities are implemented. Any of these potential charges could harm our operating results and significantly reduce our cash position.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures; our amended and restated senior credit facility contains restrictive covenants that limit our ability to engage in certain activities.

We have a significant amount of indebtedness. As of June 30, 2010, our indebtedness, including current maturities, was $543.5 million, and we have the ability to borrow an additional $50.0 million under our amended and restated senior credit facility. During the fiscal year 2010, our aggregate interest expense was $32.8 million and cash paid for interest was $31.9 million.

Our indebtedness could:

- make us more vulnerable to unfavorable economic conditions and reduce our revenues;
- make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;
- require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness which would prevent us from using it for other purposes including software development;
- make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and
- make it more difficult to pursue strategic acquisitions, joint ventures, alliances and collaborations.

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we may be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that debt refinancings or asset dispositions could be completed on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Our amended and restated senior credit facility contains covenants that restrict our and our subsidiaries' ability to make certain distributions with respect to our capital stock, prepay other debt, encumber our assets, incur additional indebtedness, make capital expenditures above specified levels, engage in business combinations, redeem shares in our operating subsidiaries held by noncontrolling owners or undertake various other corporate activities. These covenants may also require us also to maintain certain specified financial ratios, including those relating to total leverage and interest coverage.

Our failure to comply with any of these covenants could result in the acceleration of our outstanding indebtedness under the amended and restated senior credit facility. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable or reasonable terms. An acceleration of our indebtedness would impair our ability to operate as a going concern.

Pursuant to agreements entered into prior to the CSG Acquisition, the noncontrolling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. For financial statement reporting purposes, the estimated fair market value of these redeemable noncontrolling interests was $81.6 million at June 30, 2010. If the redemption rights were exercised, such redemptions may require a waiver under our amended and restated senior credit facility. Obtaining such a waiver would be subject to conditions prevalent in the capital markets at that time, and could involve changes to the terms of our amended and restated senior credit facility, including changes that could result in us incurring additional interest expense. If we were not able to obtain such a waiver, we could be in breach of our amended and restated senior credit facility or in breach of our agreements with the noncontrolling stockholders.

Our software and services rely on information generated by third parties and any interruption of our access to such information could materially harm our operating results.

We believe that our success depends significantly on our ability to provide our customers access to data from many different sources. For example, a substantial portion of the data used in our repair estimating software is derived from parts and repair data provided by, among others, original equipment manufacturers, or OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships, government organizations and vehicle repair facilities. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with OEMs, automobile dealers, and other providers. EurotaxGlass's Group, one of our primary competitors in Europe, provides us with valuation and paint data for use in our European markets pursuant to a similar arrangement, and Mitchell International, one of our primary competitors in the U.S., provides us with vehicle glass data for use in our U.S. markets pursuant to a similar arrangement. In some cases, the data included in our products and services is licensed from sole-source suppliers. Many of the license agreements through which we obtain data are for terms of one year and may be terminated without cost to the provider on short notice.

If one or more of our licenses are terminated or if we are unable to renew one or more of these licenses on favorable terms or at all, we may be unable to access the information (in the case of information licensed from sole-service suppliers) or unable to access alternative data sources that would provide comparable information without incurring substantial additional costs. Some OEM sources have indicated to us that they intend to materially increase the licensing costs for their data. While we do not believe that our access to most individual sources of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which would materially harm our operating results.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide accurate, consistent and reliable services and information to our customers on a timely basis. Our operations could be interrupted by any damage to or failure of:

- our computer software or hardware or our customers' or third-party service providers' computer software or hardware;
- our networks, our customers' networks or our third-party service providers' networks; and
- our connections to and outsourced service arrangements with third parties, such as Acxiom, which hosts data and applications for us and our customers.

Our systems and operations are also vulnerable to damage or interruption from:

- power loss or other telecommunications failures;
- earthquakes, fires, floods, hurricanes and other natural disasters;
- computer viruses or software defects;
- physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and
- errors by our employees or third-party service providers.

As part of our ongoing process improvements efforts, we have and will continue to migrate product and system platforms to next generation platforms, and the risks noted above will be exacerbated by our migration efforts. Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including those of our customers and vendors, could disrupt our ability to deliver information to and provide services for our customers in a timely manner, which could result in the loss of current and/or potential customers. In addition, we generally indemnify our customers to a limited extent for damages they sustain related to the unavailability of, or errors in, the software and services we provide; therefore, a significant interruption of, or errors in, our software and services could expose us to significant customer liability.

Security failures or breaches could result in lost revenues, litigation claims and/or harm to our reputation.

Our databases contain confidential data and information protected by law or regulation (including the European Union Privacy Directive and the U.S. Health Insurance Portability and Accountability Act) relating to our customers, policyholders, other industry participants and employees. Security failures or breaches, including those involving connectivity to the Internet, and the trend toward broad consumer and general public notification of unauthorized access to confidential data or protected information, could significantly harm our business, financial condition or results of operations. Our databases could be vulnerable to physical system or network break-ins or other inappropriate access, which could result in claims against us and/or harm our reputation. In addition, potential competitors may obtain our data illegally and use it to provide services that are competitive to ours.

Privacy concerns could require us to exclude data from our software and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our software and services.

In the European Union and other jurisdictions, there are significant restrictions on the use of personal data. Our violations of these laws could harm our business. In addition, these restrictions may place limits on the information that we can collect from and provide to our customers. Furthermore, concerns about our collection, use or sharing of automobile insurance claims information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

We are subject to periodic changes in the amount of our income tax provision (benefit) and these changes could adversely affect our operating results.

Our effective tax rate could be adversely affected by our mix of earnings in countries with high versus low tax rates; by changes in the valuation of our deferred tax assets and liabilities; upon the distribution of earnings from our foreign subsidiaries in the form of dividends or otherwise; by the outcomes of examinations, audits or disputes by or with relevant tax authorities, or by changes in tax laws and regulations. There have been several international provisions recently enacted which could impact our effective tax rate and we are in the process of evaluating this impact. In addition, there are several proposals to extend legislation that has recently expired and whether or not these provision are extended could have a significant impact on our effective tax rate. Significant judgment is required to determine the recognition and measurement attributes prescribed in ASC Topic No. 740-10, *Income Taxes*. In addition, ASC Topic No. 740-10 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital.

We may require additional capital in the future, which may not be available on favorable terms, or at all.

Our future capital requirements depend on many factors, including our ability to develop and market new software and services and to generate revenues at levels sufficient to cover ongoing expenses or possible acquisition or similar transactions. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to our outstanding common stock. In the case of debt financings, we may have to grant additional security interests in our assets to lenders and agree to restrictive business and operating covenants. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, accordingly, our business, financial condition and results of operations could be harmed.

We may not maintain profitability in the future.

While fiscal year 2010 was our third year since the acquisition of CSG for which we did not report a loss, we will need to maintain or increase revenues and maintain or reduce expenses, which include the amortization of the remaining $244.4 million of amortizable intangible assets that we had as of June 30, 2010 and interest expense associated with our indebtedness, to sustain or improve our profitability. We cannot assure you that we will achieve a significant level of profitability. Future decreases in profitability could reduce our stock price, and future net losses would reduce our stock price.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract new talent, our business will be adversely affected.

We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, the rapidly changing automobile insurance claims processing industry and the markets in which we offer our software and services. The loss of the services of one or more of our senior executives or key employees, particularly our Chairman of the Board, Chief Executive Officer and President, Tony Aquila, could harm our business and operations. On April 12, 2010, John Giamatteo became our Chief Operating Officer. On July 7, 2010, Renato Giger replaced Dudley Mendenhall as our Chief Financial Officer, Treasurer and Assistant Secretary. Our failure to successfully integrate Mr. Giamatteo into our company and his role as Chief Operating Officer or our failure to successfully integrate Mr. Giger into his role as our Chief Financial Officer could interrupt or harm our business and operations.

Our success depends on our ability to continue to attract, manage and retain other qualified management, sales and technical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

Our business depends on our brands, and if we are not able to maintain and enhance our brands, our business and operating results could be harmed.

We believe that the brand identity that we have developed and acquired has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands, such as Audatex, ABZ, Hollander, Informex, Sidexa, HPI, AUTOonline and IMS, are critical to the expansion of our software and services to new customers in both existing and new markets. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, operating results and financial condition will be harmed. We anticipate that, as our markets become increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology innovator, to continue to provide high quality software and services and protect and defend our brand names and trademarks, which we may not do successfully. To date, we have not engaged in extensive direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future.

Third parties may claim that we are infringing upon their intellectual property rights, and we could be prevented from selling our software or suffer significant litigation expense even if these claims have no merit.

Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that software, products or technology, including claims data or other data, which we obtain from other parties are infringing upon the intellectual property rights of others, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology, software or services. Any litigation initiated against us regarding patents, trademarks, copyrights or other intellectual property rights, even litigation relating to claims without merit, could be costly and time-consuming and could divert our management and key personnel from operating our business. In addition, if any third party has a meritorious or successful claim that we are infringing upon its intellectual property rights, we may be forced to change our software or enter into licensing arrangements with third parties, which may be costly or impractical. These claims may also require us to stop selling our software and/or services as currently designed, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development and sale of certain of our software or services and may result in a material loss in revenue.

We may be unable to protect our intellectual property and property rights, either without incurring significant costs or at all, which would harm our business.

We rely on a combination of trade secrets, copyrights, know-how, trademarks, patents, license agreements and contractual provisions, as well as internal procedures, to establish and protect our intellectual property rights. The steps we have taken and will take to protect our intellectual property rights may not deter infringement, duplication, misappropriation or violation of our intellectual property by third parties. In addition, any of the intellectual property we own or license from third parties may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, the laws of some of the countries in which products similar to ours may be developed may not protect our software and intellectual property to the same extent as U.S. laws or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. We may also be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees or current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. If our trade secrets become known or we fail to otherwise protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.

Pursuing infringers of our intellectual property could result in significant litigation costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers could result in competitors using our technology and offering similar products and services, potentially resulting in loss of competitive advantage and decreased revenues.

Currently, we believe that one or more of our customers in our EMEA segment may be infringing our intellectual property by making and distributing unauthorized copies of our software. We have also filed a trademark revocation application with the European Union trademark authority seeking revocation of a registered trademark held by a company in the United Kingdom that is similar to one of the trademarks we use. Enforcement of our intellectual property rights may be difficult and may require considerable resources.

Current or future litigation could have a material adverse impact on us.

We have been and continue to be involved in legal proceedings, claims and other litigation that arise in the ordinary course of business. For example, we have been involved in disputes with collision repair facilities, acting individually and as a group in some situations that claim that we have colluded with our insurance company customers to depress the repair time estimates generated by our repair estimating software. In addition, we are currently one of the defendants in a putative class action lawsuit alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation software to be unfairly low. Furthermore, we are also subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or that the agreements are not enforceable against them, some of which are the subject of pending litigation and any of which could in the future lead to arbitration or litigation. While we do not expect the outcome of any such pending or threatened litigation to have a material adverse effect on our financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunction, could occur. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations.

Requirements associated with being a public company increase our costs significantly, as well as divert significant company resources and management attention.

Prior to our initial public offering in May 2007, we were not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We continue to work with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. In addition, we are taking steps to address new U.S. federal legislation relating to corporate governance matters and are monitoring other proposed and recently-enacted U.S. federal and state legislation relating to corporate governance and other regulatory matters and how the legislation could affect our obligations as a public company.

The expenses that are required as a result of being a public company are and will likely continue to be material. Compliance with the various reporting and other requirements applicable to public companies also require considerable time and attention of management. In addition, any changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our certificate of incorporation and by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;
- the removal of directors only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;
- any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;
- inability of stockholders to call special meetings of stockholders and limited ability of stockholders to take action by written consent; and
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

We are monitoring proposed U.S. federal and state legislation relating to stockholder rights and related regulatory matters and how the legislation could affect, among other things, the nomination and election of directors and our charter documents.

We began paying dividends in fiscal year 2010 and we may not be able to pay dividends on our common stock and restricted stock units in the future; as a result, your only opportunity to achieve a return on your investment may be if the price of our common stock appreciates.

We began paying a quarterly cash dividend of $0.0625 per share outstanding of common stock and per outstanding restricted stock unit to stockholders and restricted stock unit holders of record in the fiscal first quarter ended September 30, 2009. On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010. Any determination to pay dividends in future periods will be at the discretion of our board of directors. Our ability to pay dividends to holders of our common stock and restricted stock units in future periods may be limited by restrictive covenants under our amended and restated senior credit facility. As a result, your only opportunity to achieve a return on your investment in us could be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock will ever exceed the price that you pay.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate and Americas headquarters are located in San Diego, California, where we lease approximately 31,000 square feet of space. As we announced on July 7, 2010, we plan to move our corporate headquarters from San Diego, California to the Dallas-Fort Worth, Texas metroplex. We are currently evaluating facilities for lease in the Dallas-Fort Worth, Texas metroplex.

Our principal leased EMEA facilities are located in Zurich, Switzerland and Zeist, the Netherlands. In addition to our corporate headquarters in San Diego, California, our principal leased Americas facilities are located in Ann Arbor, Michigan; Plymouth, Minnesota and Milwaukie, Oregon. We also lease a number of other facilities in countries where we operate. We own real estate in Minden, Germany; Brussels, Belgium; Reading, United Kingdom; Salisbury, United Kingdom; and Harrogate, United Kingdom.

We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space, if necessary, will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, various claims, charges and litigation are asserted or commenced against us, including:

- We have from time to time been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers.
- We are subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or our agreements with them are not enforceable, some of which are the subject of pending litigation.

We have and will continue to vigorously defend ourselves against these claims. We believe that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been traded on The New York Stock Exchange since May 16, 2007 under the symbol "SLH". Prior to that time, there was no public market for our common stock. The following table sets forth the high and low sales prices for our common stock as reported on the New York Stock Exchange for the periods indicated.

Fiscal Year 2010	High	Low
First Quarter	$31.20	$23.75
Second Quarter	$37.76	$30.21
Third Quarter	$39.24	$31.96
Fourth Quarter	$40.25	$32.43

Fiscal Year 2009	High	Low
First Quarter	$31.57	$26.46
Second Quarter	$29.01	$15.02
Third Quarter	$25.28	$19.50
Fourth Quarter	$26.00	$21.92

Holders of Record

As of August 20, 2010, there were approximately 27 holders of record of our common stock.

Dividends

We began paying a quarterly cash dividend of $0.0625 per share outstanding of common stock and per outstanding restricted stock unit to stockholders and restricted stock unit holders of record in our fiscal quarter ended September 30, 2009. Cash dividends paid in fiscal year 2010 were as follows (in thousands, except per share data):

Fiscal Year 2010	Per Share	Total	Cumulative by Fiscal Year
First Quarter	$0.0625	$ 4,375	$ 4,375
Second Quarter	0.0625	4,378	8,753
Third Quarter	0.0625	4,395	13,148
Fourth Quarter	0.0625	4,399	17,547
	$0.2500	$17,547	

On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010. Any determination to pay dividends in future periods will be at the discretion of our board of directors. Our ability to pay dividends to holders of our common stock and restricted stock units in future periods may be limited by restrictive covenants under our amended and restated senior credit facility.

Unregistered Sales of Equity Securities

None.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of June 30, 2010 (shares in thousands):

Plan Category	Number of securities to be issued upon exercise of outstanding options purchase rights and vesting of restricted stock units	Weighted-average exercise price of outstanding options and unvested restricted stock units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:			
2006 Securities Purchase Plan (1)	118	$ 0.30	—
2007 Long-Term Equity Incentive Plan (2)	974	21.02	—
2007 Employee Stock Purchase Plan	—	—	1,446
2008 Omnibus Equity Incentive Plan (2)	1,162	23.64	10,934
Equity compensation plans not approved by stockholders	—	—	—
Total	2,254		12,380

(1) In November 2006, our board of managers adopted the 2006 Securities Purchase Plan. In January and February 2007, pursuant to securities purchase agreements, 24 employees purchased common equity interests that were converted into approximately 740,000 shares of common stock. Pursuant to these agreements, the shares of stock held by these employees remains subject to vesting over a five-year period, and unvested shares remain subject to repurchase by us. No additional equity securities will be issued under this plan. The outstanding shares under the 2006 Securities Purchase Plan as of June 30, 2010 represent unvested restricted common shares that remain subject to repurchase.

(2) Following our stockholders' approval of the 2008 Omnibus Equity Incentive Plan (the "2008 Plan") on November 12, 2008, we ceased granting equity awards under our 2007 Long-Term Equity Incentive Plan (the "2007 Plan"). All equity awards granted after November 12, 2008 have been granted pursuant to the 2008 Plan. Subject to certain exceptions, all outstanding equity awards under the 2007 Plan that are forfeited, expired or settled in cash will be returned to and made available for issuance under the 2008 Plan. Under the 2008 Plan, each restricted stock unit or award granted reduces the number of securities available for issuance under the 2008 Plan by 2.05 shares.

Performance Graph

The following graph compares our cumulative total stockholder return on our common stock with the cumulative total returns of the Russell 2000 Index and an aggregate of peer issuers in the information services industry. The peer issuers used for this graph are The Thomson Corporation, Equifax Inc., The Dun & Bradstreet Corporation, FactSet Research Systems Inc., Fair Isaac Corporation, DealerTrack Holdings, Inc. and CoStar Group, Inc. Each peer issuer was weighted according to its respective capitalization on May 16, 2007, the date our common stock began trading on the New York Stock Exchange.

The graph assumes that the value of the investment in our common stock and each index was $100 on May 16, 2007.


Total Return Performance
Index Value
225
200
175
150
125
100
75
50
25
May-2007
Jun-2007
Jun-2008
Jun-2009
Jun-2010
$208.44
$87.56
$77.73

Solera Holdings, Inc. — Russell 2000 — Peer Group*

	Cumulative Total Return		
	Solera Holdings, Inc.	Russell 2000 Index	Information Service Peers
May 16, 2007	$100.00	$100.00	$100.00
June 29, 2007	$110.74	$101.65	$107.46
June 30, 2008	$158.06	$ 84.08	$ 93.10
June 30, 2009	$145.14	$ 61.97	$ 83.34
June 30, 2010	$208.44	$ 77.73	$ 87.56

The information in the graph and table above is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, except to the extent that we specifically incorporate such information by reference.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial information regarding our business and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

Our results of operations include the results of operations of acquired companies from the date of the respective acquisitions.

	Solera Holdings, Inc.					Claims Services Group (1)
	Fiscal Years Ended June 30,				April 14 to June 30, 2006 (2)(7)	July 1, 2005 to April 13, 2006
	2010 (4)	2009 (5)(6)	2008(6)	2007(7)		
	(in thousands, except per share data)					
Statement of Operations Data:						
Revenues	$631,348	$557,691	$539,853	$471,960	$ 95,084	$335,146
Cost of revenues:						
Operating expenses	130,852	128,101	131,751	137,918	29,013	101,995
Systems development and programming costs	67,926	59,941	66,666	64,066	15,080	52,306
Total cost of revenues (excluding depreciation and amortization)	198,778	188,042	198,417	201,984	44,093	154,301
Selling, general and administrative expenses	170,562	159,414	153,384	125,978	23,760	87,033
Depreciation and amortization	88,978	86,146	95,266	104,419	23,571	28,894
Restructuring charges, asset impairments, and other costs associated with exit or disposal activities	5,910	3,952	13,286	6,049	2,871	(468)
Acquisition-related costs	4,032	4,427	1,112	9,969	3,345	—
Interest expense	32,782	38,565	45,730	69,681	14,842	318
Other (income) expense, net	3,964	(15,656)	(9,518)	31,509	1,836	(3,069)
	505,006	464,890	497,677	549,589	114,318	267,009
Income (loss) before income tax provision (benefit)	126,342	92,801	42,176	(77,629)	(19,234)	68,137
Income tax provision (benefit)	32,171	26,168	35,106	(6,928)	(3,400)	23,688
Net income (loss)	94,171	66,633	7,070	(70,701)	(15,834)	44,449
Less: Net income attributable to noncontrolling interests	9,739	8,326	7,243	4,050	921	3,468
Net income (loss) attributable to Solera Holdings, Inc.	84,432	58,307	(173)	(74,751)	(16,755)	40,981
Dividends and redeemable preferred unit accretion	—	—	—	14,614	88,789	—
Net income (loss) applicable to common shares/units	$ 84,432	$ 58,307	$ (173)	$ (89,365)	$(105,544)	$ 40,981
Basic net income (loss) attributable to Solera Holdings, Inc. per common share/unit	$ 1.20	$ 0.86	$ (0.00)	$ (2.64)	$ (6.22)	

	Solera Holdings, Inc.					Claims Services Group (1)
	Fiscal Years Ended June 30,				April 14 to June 30, 2006 (2)(7)	July 1, 2005 to April 13, 2006
	2010 (4)	2009 (5)(6)	2008 (6)	2007 (7)		
	(in thousands, except per share data)					
Diluted net income (loss) attributable to Solera Holdings, Inc. per common share/unit (3)	$ 1.20	$ 0.86	$ (0.00)	$ (2.64)	$ (6.22)	
Dividends paid per share	$ 0.25	$ —	$ —	$ —	$ —	
Weighted average common shares/ units used in the calculation of net income attributable to Solera Holdings, Inc. per common share (3):						
Basic	69,587	67,252	63,500	33,865	16,978	
Diluted	69,763	67,295	63,500	33,865	16,978	
Cash Flow Data:						
Cash flows provided by (used in):						
Operating activities	$ 190,284	$ 133,405	$ 122,615	$ 48,829	$ 45,356	$ 51,325
Investing activities	(111,287)	(121,876)	(19,135)	(41,507)	(936,471)	(18,464)
Financing activities	(28,927)	72,214	(56,548)	(9,107)	977,954	(82,787)
Balance Sheet Data (as of the end of period):						
Cash and cash equivalents	$ 240,522	$ 223,420	$ 149,311	$ 89,868	$ 88,826	
Total assets	1,356,653	1,418,609	1,331,755	1,223,953	1,253,005	
Long-term debt, net of current portion	538,018	592,200	624,570	599,128	831,628	
Total unitholders'/stockholders' equity (deficit)	512,815	492,815	395,813	342,059	(3,028)	

(1) CSG was owned by ADP until subsidiaries of Solera Holdings, LLC acquired it on April 13, 2006. The combined financial information of CSG for the periods prior to the CSG Acquisition are presented on a carve-out basis and reflect the assets, liabilities, revenues and expenses that were attributed or allocated to its as a business unit of ADP. The historical financial results in the combined financial statements may not be indicative of the results that would have been achieved had we operated as a stand-along entity. The combined financial statements of CSG include costs for facilities, functions and services used by CSG at ADP sites that is shared with other ADP business units and costs for certain functions and services performed by centralized ADP organizations and directly charged to CSG based on usage as well as allocations of certain expenses of ADP, including general corporate overhead, insurance, stock compensation and pension plans, royalty fees, facilities and other expenses. These allocations were based on a variety of factors.

(2) The statement of operations data for fiscal year 2006 include the results of operations for our predecessor from July 1, 2005 to April 13, 2006 and the results of operations for Solera Holdings, LLC from April 14, 2006 to June 30, 2006. Financial information presented reflects adjustment of assets and liabilities to the fair value at the date of the CSG Acquisition, which is used as the basis for amounts included in our results of operations from April 14, 2006 until June 30, 2006. Prior to the acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

(3) All unit and per unit amounts give effect to a one-for-three reverse split of our common units, which was completed on April 30, 2007.

(4) The results of operations of AUTOonline, GTLDATA and Market Scan, acquired in fiscal year 2010, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(5) The results of operations of HPI, UCS and Inpart, acquired in fiscal year 2009, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(6) The selected financial data as of June 30, 2009 and 2008 and for the fiscal years then ended reflect the correction of an immaterial error which is described in the first sentence of footnote 7 immediately below and discussed further in Note 13 to the consolidated financial statements included in Item 15(a)(1) in this Annual Report on Form 10-K.

(7) Subsequent to the issuance of our consolidated financial statements for the fiscal year ended June 30, 2009, we discovered that the valuation allowance provided against the deferred tax assets of our Dutch fiscal unity tax group was overstated as we did not appropriately consider the impact of the deferred tax liabilities that resulted from the acquired intangible assets resulting from the CSG Acquisition. The selected financial data as of June 30, 2007 and 2006, for the fiscal year ended June 30, 2007, and for the period from April 14, 2006 to June 30, 2006 has been adjusted to reflect the correction of the immaterial error. The effect on the previously reported income tax benefit for fiscal year 2007 and the period from April 14, 2006 to June 30, 2006 was an increase of $6.2 million and $2.1 million, respectively. The effect on the previously reported net loss and net loss per common share/unit for fiscal year 2007 and the period from April 14, 2006 to June 30, 2006 was a decrease in net loss of $6.2 million and $2.1 million, respectively, and a decrease in net loss per common share/unit of $0.18 per share and $0.12 per share, respectively. The effect on the previously reported unitholders'/stockholders' equity as of June 30, 2007 and 2006 was an increase of $8.3 million and $2.1 million, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K.

All percentage amounts and ratios were calculated using the underlying data in thousands. Operating results for fiscal years 2010, 2009 and 2008 are not necessarily indicative of the results that may be expected for any future period. We describe the effects on our results that are attributed to the change in foreign currency exchange rates by measuring the incremental difference between translating the current and prior period results at the monthly average rates for the same period from the prior year.

Overview of the Business

We are the leading global provider of software and services to the automobile insurance claims processing industry. We also provide products and services that complement our insurance claims processing software and services, including used vehicle validation and fraud detection software and services. Our automobile insurance claims processing customers include insurance companies, collision repair facilities, independent assessors and automotive recyclers. We help our customers:

- estimate the costs to repair damaged vehicles and determine pre-collision fair market values for damaged vehicles for which the repair costs exceed the vehicles' value;
- automate and outsource steps of the claims process that insurance companies have historically performed internally; and
- improve their ability to monitor and manage their businesses through data reporting and analysis.

As of June 30, 2010, we served over 75,000 customers and were active in more than 50 countries with approximately 2,200 employees. Our customers include more than 1,500 automobile insurance companies, 38,000 collision repair facilities, 7,500 independent assessors and 27,000 automotive recyclers and auto dealers. We derive revenues from many of the world's largest automobile insurance companies, including eight of the ten largest automobile insurance companies in Europe and nine of the ten largest automobile insurance companies in North America.

Segments

We operate our business using two reportable segments: EMEA and Americas. Our EMEA segment consists of our operations in Europe, the Middle East, Africa, Asia and Australia. Our Americas segment consists of our operations in North, Central and South America. We evaluate the performance of our reportable segments based on revenues and adjusted EBITDA, a non-GAAP financial measure that represents GAAP net income excluding interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, restructuring charges, asset impairments and other costs associated with exit or disposal activities, other (income) expense, and acquisition-related costs. We do not allocate certain costs, including costs related to our financing activities, business development and oversight, and tax, audit and other professional fees, to our reportable segments. Instead, we manage these costs at the Corporate level. The accounting policies for each of our segments are the same.

The table below sets forth our revenues by reportable segment and as a percentage of our total revenues for the periods indicated (dollars in millions):

	Fiscal Years Ended June 30,					
	2010		2009		2008	
EMEA	$420.7	66.6%	$351.7	63.1%	$334.2	61.9%
Americas	210.6	33.4	206.0	36.9	205.7	38.1
Total	$631.3	100.0%	$557.7	100.0%	$539.9	100.0%

Set forth below is our revenues from each of our principal customer categories and as a percentage of revenues for the periods indicated (dollars in millions):

	Fiscal Years Ended June 30,					
	2010		2009		2008	
Insurance companies	$248.6	39.4%	$231.9	41.6%	$220.0	40.8%
Collision repair facilities	224.6	35.6	203.6	36.5	204.2	37.8
Independent assessors	64.0	10.1	54.2	9.7	57.3	10.6
Automotive recyclers and others	94.1	14.9	68.0	12.2	58.4	10.8
Total	$631.3	100.0%	$557.7	100.0%	$539.9	100.0%

For fiscal year 2010, the United States, the United Kingdom and Germany were the only countries that individually represented more than 10% of total revenues.

Components of Revenues and Expenses

Revenues

We generate revenues from the sale of software and services to our customers pursuant to negotiated contracts or pricing agreements. Pricing for our software and services is set forth in these agreements and negotiated with each customer. We generally bill our customers monthly under one or more of the following bases:

- price per transaction
- fixed monthly amount for a prescribed number of transactions
- fixed monthly subscription rate
- price per set of services rendered
- price per system delivered

Our software and services are often sold as packages, without individual pricing for each component. Our revenues are reflected net of customer sales allowances, which we estimate based on both our examination of a subset of customer accounts and historical experience.

Our core offering is our estimating and workflow software, which is used by our insurance company, collision repair facility and independent assessor customers and which represents the majority of our revenues. Our salvage and recycling software, business intelligence and consulting services, vehicle data validation, salvage disposition and other offerings represent in the aggregate a smaller portion of our revenues. We believe that our estimating and workflow software will continue to represent a majority of our revenue for the foreseeable future.

Cost of revenues (excluding depreciation and amortization)

Our costs and expenses applicable to revenues represent the total of operating expenses and systems development and programming costs, which are discussed below.

Operating expenses

Our operating expenses include: compensation and benefit costs for our operations, database development and customer service personnel; other costs related to operations, database development and customer support functions; third-party data and royalty costs; and costs related to computer software and hardware used in the delivery of our software and services.

Systems development and programming costs

Systems development and programming costs include compensation and benefit costs for our product development and product management personnel; other costs related to our product development and product management functions; and costs related to external software consultants involved in systems development and programming activities.

Selling, general and administrative expenses

Our selling, general and administrative expenses include: compensation and benefit costs for our sales, marketing, administration and corporate personnel; costs related to our facilities; and professional and legal fees.

Depreciation and amortization

Depreciation includes depreciation attributable to buildings, leasehold improvements, data processing and computer equipment, furniture and fixtures. Amortization includes amortization attributable to software purchases and software developed or obtained for internal use and our acquired intangible assets, the majority of which resulted from our acquisitions, particularly the CSG Acquisition.

Restructuring charges, asset impairments and other costs associated with exit or disposal activities

Restructuring charges, asset impairments and other costs associated with exit or disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include employee termination benefits charges and charges related to the lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives.

Acquisition-related costs

Acquisition-related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of our acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature and gains and losses resulting from the settlement of a pre-existing contractual relationship with an acquiree as a result of the acquisition.

As a result of our adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 (revised), *Business Combinations* ("SFAS No. 141(R)"), which was primarily codified into ASC Topic No. 805-10, *Business Combinations*, in fiscal year 2010, acquisition-related costs incurred during fiscal year 2010 included legal and professional fees and other transaction costs associated with completed acquisitions, whereas in periods prior to our adoption of SFAS No. 141(R) /ASC Topic No. 805-10, we included legal and professional fees and other transaction costs associated with completed acquisitions in the determination of the purchase price and accordingly did not charge these fees and costs against earnings.

Interest expense

Interest expense consists primarily of payments of interest on our credit facilities and amortization of related debt issuance costs.

Other (income) expense, net

Other (income) expense, net consists of foreign exchange gains and losses on notes receivable and notes payable to affiliates, interest income and other miscellaneous income and expense.

Income tax provision

Income taxes have been provided for all items included in the statements of operations included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Net income attributable to noncontrolling interests

Several of our customers and other entities own noncontrolling interests in six of our operating subsidiaries. Net income attributable to noncontrolling interests reflect such owners' proportionate interest in the earnings of such operating subsidiaries.

Factors Affecting Our Operating Results

Below is a summary description of several external factors that have or may have an effect on our operating results.

Foreign currency. During fiscal years 2010, 2009 and 2008, we generated approximately 78%, 74% and 73% of our revenues, respectively, and incurred a majority of our costs, in currencies other than the U.S. dollar, primarily the Euro. In our historical financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for our statement of operations and certain components of stockholders' equity and the exchange rate at the end of that period for the balance sheet. These translations resulted in a net foreign currency translation adjustment of $(64.5) million and $(38.0) million for fiscal years 2010 and 2009, respectively. These amounts are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2009:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter ended September 30, 2008	$1.51	$1.90
Quarter ended December 31, 2008	1.32	1.58
Quarter ended March 31, 2009	1.31	1.44
Quarter ended June 30, 2009	1.36	1.55
Quarter ended September 30, 2009	1.43	1.64
Quarter ended December 31, 2009	1.48	1.63
Quarter ended March 31, 2010	1.39	1.56
Quarter ended June 30, 2010	1.28	1.49

During fiscal year 2010 as compared to fiscal year 2009, the U.S. dollar weakened against many of the major foreign currencies we use to transact our business. Relative to the Euro, the average U.S. dollar weakened by 1.4%, which increased our expenses and increased our revenues for the 2010 fiscal year relating to the Euro markets in which we transact business. In contrast, the average U.S. dollar strengthened against the Pound Sterling by 2.0%, which decreased our expenses and decreased our revenues for fiscal year 2010 relating to the United Kingdom. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a $24.5 million decrease or increase, as the case may be, to our revenues during fiscal year 2010.

We currently do not hedge our exposure to foreign currency risks. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively.

Factors that affect business volume. The following external factors have or may have an effect on the number of claims that are submitted and/or our volume of transactions, any of which can affect our revenues:

- ***Automobile usage—number of miles driven.*** In fiscal year 2009, the number of miles driven in the United States and several of our large western European markets declined due to higher gasoline prices and difficult economic conditions. In fiscal year 2010, the number of miles driven in the United States increased slightly versus fiscal year 2009. Fewer miles driven can result in fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- ***Number of insurance claims made.*** In fiscal year 2009, the number of insurance claims for vehicle damage submitted by owners to their insurance carriers has declined slightly in several of our markets, including some of our large western European markets. We do not know whether the decline in the number of claims made is a result of fewer accidents, other factors, such as vehicle owners' reluctance to pay the insurance policy deductible for vehicle repair, or a combination of factors. The number of insurance claims made in fiscal year 2010 increased slightly versus fiscal year 2009. Fewer claims made can reduce the transaction-based fees that we generate.
- ***Sales of new and used vehicles.*** According to industry sources: global vehicle sales declined by approximately 8.7% in calendar year 2009 to 63.9 million units; and global vehicle sales are expected to increase in calendar year 2010 by approximately 5.6% to 67.5 million units. Fewer new light vehicle sales can result in fewer insured vehicles on the road and fewer automobile accidents, which can reduce the transaction-based fees that we generate.
- ***Used vehicle retail and wholesale values.*** Declines in retail and wholesale used vehicle values can impact vehicle owner and insurance carrier decisions about which damaged vehicles should be repaired and which should be declared a total loss. The lower the retail and wholesale used vehicle values, the more likely it is that a greater percentage of automobiles are declared a total loss versus a partial loss. The fewer number of vehicles that owners and insurance carriers decide to repair can reduce the transaction-based fees that we generate for partial-loss estimates, but may have a beneficial impact on the transaction-based fees that we generate for total-loss estimates.
- ***Damaged vehicle repair costs.*** The cost to repair damaged vehicles, also known as severity, includes labor, parts and other related costs. Severity has steadily risen for a number of years. According to the Insurance Resource Council, the average severity per damaged vehicle in the United States rose by 18% from 2002 to 2006. More recently, the U.S. Bureau of Labor Statistics reported that the cost of motor vehicle body work for the twelve months ended April 2010 rose by 2.0% compared to the same prior year period . Insurance companies purchase our products and services to help standardize the cost of repair. Should the cost of labor, parts and other related items continue to increase over time, insurance companies may seek to purchase and utilize an increasing number of our products and services to help improve the standardization of the cost of repair.
- ***Penetration Rate of Vehicle Insurance.*** An increasing rate of procuring vehicle insurance will result in an increase in the number of insurance claims made for damaged vehicles. An increasing number of insurance claims submitted can increase the transaction-based fees that we generate for partial-loss and total-loss estimates. The rate of vehicle insurance is increasing in many of our less mature international markets. This is due in part to both increased regulation and increased use of financing in the purchase of new and used vehicles. We expect that the rate of vehicle insurance in our less mature international markets will continue to increase during the next eighteen months.
- ***Seasonality.*** Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the second quarter and third quarter versus the first quarter and fourth quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the second quarter and third quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays. For example, the Easter holiday occurs during

the third quarter in certain fiscal years and occurs during the fourth quarter in other fiscal years, resulting in a change in the number of business days during the quarter in which the holiday occurs.

Non-cash charges. We incurred pre-tax, non-cash share-based compensation charges of $9.6 million, $6.7 million and $4.8 million, respectively, during fiscal years 2010, 2009 and 2008. We expect to recognize additional pre-tax, non-cash share-based compensation charges related to share-based awards outstanding at June 30, 2010 aggregating approximately $19.5 million ratably over the remaining weighted-average vesting period of 2.6 years.

Restructuring charges. We have incurred restructuring charges in each period presented and also expect to incur additional restructuring charges, primarily relating to severance costs, over the next several quarters as we work to improve efficiencies in our business. These charges, consisting primarily of termination benefits, will reduce our cash balances. We do not expect reduced revenues or an increase in other expenses as a result of continued implementation of our restructuring initiatives.

Other factors. Other factors that have or may have an effect on our operating results include:

- gain and loss of customers;
- pricing pressures;
- acquisitions, joint ventures or similar transactions;
- expenses to develop new software or services;
- expenses and restrictions related to indebtedness.

We do not believe inflation has had a material effect on our financial condition or results of operations in recent years.

Results of Operations

Our results of operations include the results of operations of acquired companies from the date of the respective acquisitions.

The table below sets forth our results of operations data expressed as a percentage of revenues for the periods indicated:

	Fiscal Years Ended June 30,		
	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Operating expenses	20.7	23.0	24.4
Systems development and programming costs	10.8	10.7	12.3
Total cost of revenues (excluding depreciation and amortization)	31.5	33.7	36.8
Selling, general & administrative expenses	27.0	28.6	28.4
Depreciation and amortization	14.1	15.4	17.6
Restructuring charges, asset impairments and other costs associated with exit or disposal activities	0.9	0.7	2.5
Acquisition-related costs	0.6	0.8	0.2
Interest expense	5.2	6.9	8.5
Other (income) expense, net	0.6	(2.8)	(1.8)
	80.0	83.4	92.2
Income before provision for income taxes	20.0	16.6	7.8
Income tax provision	5.1	4.7	6.5
Net income	14.9	11.9	1.3
Less: Net income attributable to noncontrolling interests	1.5	1.5	1.3
Net income (loss) attributable to Solera Holdings, Inc.	13.4%	10.5%	(0.0)%

The table below sets forth statement of operations data, including the amount and percentage changes for the periods indicated:

	Fiscal Years Ended June 30,			Fiscal Year 2010 to Fiscal Year 2009 Change		Fiscal Year 2009 to Fiscal Year 2008 Change	
	2010	2009 (1)	2008 (1)	$	%	$	%
	(dollars in thousands)						
Revenues	$631,348	$557,691	$539,853	$73,657	13.2%	$ 17,839	3.3%
Cost of revenues:							
Operating expenses	130,852	128,101	131,751	2,751	2.1	(3,650)	(2.8)
Systems development and programming costs	67,926	59,941	66,666	7,985	13.3	(6,725)	(10.1)
Total cost of revenues (excluding depreciation and amortization)	198,778	188,042	198,417	10,736	5.7	(10,375)	(5.2)
Selling, general and administrative expenses	170,562	159,414	153,384	11,148	7.0	6,030	3.9
Depreciation and amortization	88,978	86,146	95,266	2,832	3.3	(9,120)	(9.6)
Restructuring charges, asset impairments and other costs associated with exit or disposal activities	5,910	3,952	13,286	1,958	49.5	(9,334)	(70.3)
Acquisition-related costs	4,032	4,427	1,112	(395)	(8.9)	3,315	298.1
Interest expense	32,782	38,565	45,730	(5,783)	(15.0)	(7,165)	(15.7)
Other (income) expense, net	3,964	(15,656)	(9,518)	19,620	(125.3)	(6,138)	64.5
	505,006	464,890	497,677	40,116	8.6	(32,787)	(6.6)
Income before provision for income taxes	126,342	92,801	42,176	33,541	36.1	50,625	120.0
Income tax provision	32,171	26,168	35,106	6,003	22.9	(8,938)	(25.5)
Net income	94,171	66,633	7,070	27,538	41.3	59,563	842.5
Less: Net income attributable to noncontrolling interests	9,739	8,326	7,243	1,413	17.0	1,083	15.0
Net income attributable to Solera Holdings, Inc.	$ 84,432	$ 58,307	$ (173)	$26,125	44.8%	$ 58,480	(33,803.5)%

(1) The financial information for the fiscal years ended June 30, 2009 and 2008 reflects the correction of an immaterial error which is discussed further in Note 13 to the consolidated financial statements included in Item 15(a)(1) in this Annual Report on Form 10-K.

Amounts and percentages in the above table and throughout our discussion and analysis of financial conditions and results of operations may reflect rounding adjustments.

Revenues

Fiscal Year 2010 vs. Fiscal Year 2009. In fiscal year 2010, revenues increased $73.6 million, or 13.2%, and includes an increase in revenues from HPI, acquired in December 2008, of $23.5 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, revenues increased $39.9 million, or 7.4%, during fiscal year 2010 primarily relating to revenue contributions from AUTOonline of $21.6 million, as well as growth in transaction, flat fee and subscription revenues in several countries from sales to new customers and increased revenues from and sales of new software and services to existing customers.

Our EMEA revenues increased $69.0 million, or 19.6%, to $420.7 million, including an increase in revenues from HPI of $23.5 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, EMEA revenues increased $41.0 million, or 12.4%, during fiscal year 2010 primarily relating to revenue contributions from AUTOonline, in which we acquired an 85% interest on October 1, 2009, of $21.6 million, as well as growth in transaction, flat fee and subscription revenues in several countries from sales to new customers and increased revenues from the sales of new software and services to existing customers.

Our Americas revenues increased $4.6 million, or 2.3%, to $210.6 million. After adjusting for changes in foreign currency exchange rates, Americas revenues decreased $0.9 million, or 0.5%, during fiscal year 2010 resulting from the loss of a major U.S. insurance company customer having completed its transition to another provider in the fourth quarter of fiscal year 2009, partially offset by growth in transaction and subscription revenues from sales to new customers and increased revenues from and sales of new software and services to existing customers.

Fiscal Year 2009 vs. Fiscal Year 2008. In fiscal year 2009, revenues increased $17.8 million, or 3.3%, and includes the revenues from HPI, acquired in December 2008, of $21.1 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, revenues increased $41.6 million, or 7.7%, during fiscal year 2009 resulting from growth in transaction and subscription revenues in several countries from sales to new customers and increased transaction volume from and sales of new software and services to existing customers.

Our EMEA revenues increased $17.6 million, or 5.3%, to $351.7 million and include the revenues from HPI of $21.1 million. After adjusting for changes in foreign currency exchange rates and excluding revenues from HPI, EMEA revenues increased $31.8 million, or 9.5%, during fiscal year 2009 resulting from growth in transaction and subscription revenues in several countries from sales to new customers and increased transaction volume from and sales of new software and services to existing customers.

Our Americas revenues increased $0.3 million, or 0.1%, to $206.0 million. After adjusting for changes in foreign currency exchange rates, Americas revenues increased $9.8 million, or 4.8%, during fiscal year 2009 resulting from growth in transaction and subscription revenues in several countries from sales to new customers and increased transaction volume from and sales of new software and services to existing customers. During the fourth quarter of fiscal year 2009, a major U.S. insurance company customer that accounted for approximately 1.2% of our revenues for fiscal year 2009 completed its transition to another provider.

Revenue growth (decline) for each of our customer categories was as follows (dollars in millions):

	Fiscal Year 2010 vs Fiscal Year 2009		Fiscal Year 2009 vs Fiscal Year 2008	
Customer category	**Revenue Growth**	**Percentage Change**	**Revenue Growth**	**Percentage Change**
Insurance companies	$16.6	7.2%	$11.9	5.4%
Collision repair facilities	21.0	10.3	(0.6)	(0.3)
Independent assessors	9.9	18.2	(3.1)	(5.5)
Automotive recyclers and other	26.1	38.3	9.6	16.6
Total	$73.6	13.2%	$17.8	3.3%

Revenue growth (decline) for each of our customer categories after adjusting for changes in foreign currency exchange rates was as follows (dollars in millions):

	Fiscal Year 2010 vs Fiscal Year 2009		Fiscal Year 2009 vs Fiscal Year 2008	
Customer category	**Revenue Growth**	**Percentage Change**	**Revenue Growth**	**Percentage Change**
Insurance companies	$11.7	5.1%	$30.1	13.7%
Collision repair facilities	18.3	9.0	20.9	10.2
Independent assessors	8.9	16.4	1.3	2.3
Automotive recyclers and other	25.5	37.4	17.2	29.5
Total	$64.4	11.6%	$69.5	12.9%

Operating expenses

Fiscal Year 2010 vs. Fiscal Year 2009. In fiscal year 2010, operating expenses increased $2.8 million, or 2.1%, and includes an increase in operating expenses from HPI of $5.1 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, operating expenses decreased $4.4 million, or 3.6%, during fiscal year 2010 due primarily to reductions in personnel expenses in our Americas segment, offset by an increase in operating expenses in our EMEA segment, primarily resulting from operating expense contributions from AUTOonline.

Our EMEA operating expenses increased $8.0 million, or 10.4%, including an increase in operating expenses from HPI of $5.1 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, EMEA operating expenses increased $1.4 million, or 1.9%, during fiscal year 2010 reflecting an increase of $2.6 million in expenses from AUTOonline, offset by reductions in external maintenance and support costs and other expenses which resulted from ongoing cost savings initiatives.

Our Americas operating expenses decreased $5.2 million, or 10.2%. After adjusting for changes in foreign currency exchange rates, Americas operating expenses decreased $5.8 million, or 11.2%, during fiscal year 2010 due principally to a $5.2 million decrease in personnel expenses and a $0.6 million reduction in administrative costs as a result of headcount reductions and other cost saving measures pursuant to a restructuring plan that we implemented in our Americas reporting segment in April 2009 ("the Americas 2009 Restructuring Plan").

Fiscal Year 2009 vs. Fiscal Year 2008. In fiscal year 2009, operating expenses decreased $3.7 million, or 2.8%, and includes the operating expenses from HPI of $5.0 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, operating expenses decreased $1.3 million, or 1.0%, during fiscal year 2009 due primarily to reductions in operating expenses in our Americas segment, offset by increased operating expenses in our EMEA segment.

Our EMEA operating expenses increased $3.0 million, or 4.1%, and include the operating expenses from HPI of $5.0 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, EMEA operating expenses increased $4.1 million, or 5.5%, during fiscal year 2009 reflecting a $1.3 million increase in consulting fees and a net $2.8 million increase in third-party license fees and other expenses.

Our Americas operating expenses decreased $6.7 million, or 11.5%. After adjusting for changes in foreign currency exchange rates, Americas operating expenses decreased $5.4 million, or 9.4%, during fiscal year 2009 due principally to a $3.4 million decrease in personnel costs, a $1.0 million decrease in distribution costs, and a $1.0 million decrease in professional fees and outside services costs.

Systems development and programming costs

Fiscal Year 2010 vs. Fiscal Year 2009. During fiscal year 2010, systems development and programming costs ("SD&P") increased $8.0 million, or 13.3%, including an increase in SD&P from HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the SD&P of HPI, SD&P increased $5.6 million, or 9.6%, during fiscal year 2010 due primarily to increases in consulting and other professional fees in our Americas segment and personnel expenses in our EMEA segment.

Our EMEA SD&P increased $5.7 million, or 14.8%, including an increase in SD&P from HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the operating expenses of HPI, EMEA SD&P increased $3.5 million, or 9.4%, during fiscal year 2010 principally due to SD&P from AUTOonline of $1.7 million and a $2.6 million increase in personnel expenses, offset by a $0.8 million decrease in other expenses primarily related to lower external development costs as a result of development work completed in prior periods.

Our Americas SD&P increased $2.3 million, or 10.8%. After adjusting for changes in foreign currency exchange rates, Americas SD&P increased $2.1 million, or 9.9%, during fiscal year 2010 resulting from an increase in consulting and other professional fees associated with the development of software updates and new software releases.

Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2009, SD&P decreased $6.7 million, or 10.1%, and includes the SD&P from HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the SD&P of HPI, SD&P decreased $5.0 million, or 7.5%, during fiscal year 2009 due to reductions in SD&P expenses in both our Americas and EMEA segments.

Our EMEA SD&P decreased $2.5 million, or 6.2%, and includes the SD&P of HPI of $1.1 million. After adjusting for changes in foreign currency exchange rates and excluding the SD&P from HPI, EMEA SD&P decreased $1.1 million, or 2.8%, during fiscal year 2009 resulting from a decrease in personnel and consulting costs associated with the completion of development of software updates and new software releases during fiscal year 2008 and early fiscal year 2009.

Our Americas SD&P decreased $4.2 million, or 16.2%. After adjusting for changes in foreign currency exchange rates, Americas SD&P decreased $3.9 million, or 14.9%, during fiscal year 2009 resulting from a decrease in personnel and consulting costs associated with the completion of development of software updates and new software releases during fiscal year 2008 and early fiscal year 2009.

Our SD&P costs fluctuate based upon the levels of activity related to and timing of product releases. We expect our SD&P costs to remain relatively stable in future years.

Selling, general and administrative expenses

Fiscal Year 2010 vs. Fiscal Year 2009. During fiscal year 2010, selling, general and administrative expenses ("SG&A") increased $11.1 million, or 7.0%, including an increase in SG&A from HPI of $4.0 million. After adjusting for changes in foreign currency exchange rates and excluding SG&A of HPI, SG&A increased $5.0 million, or 3.2%, primarily due to expenses from AUTOonline of $8.2 million, a $2.9 million increase in stock-based compensation expense and a $1.1 million increase in personnel expenses, offset by a $4.7 million decrease in professional fees resulting from cost savings measures implemented pursuant to the Americas 2009 Restructuring Plan and the transition of certain functions in-house, a $1.2 million decrease in non-income based taxes in foreign jurisdictions, a $1.0 million decrease in facilities-related costs resulting from the closure of our San Ramon, California facility pursuant to the Americas 2009 Restructuring Plan and a $0.3 million decrease in other administrative expenses.

Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2009, SG&A increased $6.0 million, or 3.9%, including SG&A from HPI of $4.7 million. After adjusting for changes in foreign currency exchange rates and excluding the SG&A of HPI, SG&A increased $9.3 million, or 6.1%, primarily due to a $7.4 million increase in personnel and facilities costs, which primarily relates to our EMEA segment, and includes a $1.9 million increase in stock-based compensation expense, a $1.4 million increase in non-income based taxes in foreign jurisdictions, and a $0.5 million increase in travel.

Notwithstanding the impact of fluctuations in the value of the U.S. dollar versus certain foreign currencies in which we transact business, we expect SG&A to continue to increase in the future in absolute dollars as we continue to expand our business into new markets: incur costs related to acquisitions; and continue to incur costs associated with being a public company.

Depreciation and amortization

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, depreciation and amortization increased by $2.8 million, or 3.3%, including an increase in the depreciation and amortization from HPI of $5.3 million. After adjusting for changes in foreign currency exchange rates and excluding the depreciation and amortization of HPI, depreciation and amortization decreased $4.4 million during fiscal year 2010 primarily due to lower amortization expense related to the intangible assets acquired in the CSG Acquisition since these intangible assets are being amortized on an accelerated basis, partially offset by the depreciation and amortization from assets acquired in the acquisition of AUTOonline of $1.6 million.

During fiscal year 2009, depreciation and amortization decreased by $9.1 million, or 9.6%, including an increase in the depreciation and amortization from HPI of $6.1 million. After adjusting for changes in foreign currency exchange rates and excluding the depreciation and amortization of HPI, depreciation and amortization decreased $12.4 million during fiscal year 2009 due to lower intangibles amortization expense resulting from the CSG Acquisition.

We generally amortize intangible assets on an accelerated basis to reflect the pattern in which the economic benefits of the intangible assets are realized. Although we expect to experience significant depreciation and amortization in the future as we amortize intangible assets acquired in the CSG Acquisition and in our subsequently completed acquisitions, we anticipate that the amount of total depreciation and amortization expense will continue to decline over the next several years, subject to the effect of any future acquisitions and notwithstanding the impact of fluctuations in the value of the U.S. dollar versus certain foreign currencies in which we transact business.

Restructuring charges, asset impairments and other costs associated with exit or disposal activities

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal years 2010, 2009 and 2008 we incurred restructuring charges, asset impairments and other costs associated with exit or disposal activities of $5.9 million, $4.0 million and $13.3 million, respectively. The restructuring charges, asset impairments and other costs associated with exit or disposal activities incurred in fiscal year 2010 primarily relate to our Americas 2009 Restructuring Plan, under which we incurred employee termination benefits, charges resulting from vacating our office facility in San Ramon, California, and certain other charges directly related to the implementation of the restructuring initiative, offset by the reversal of previously accrued restructuring charges in our EMEA segment as a result of completing the planned restructuring actions. In fiscal year 2009 and 2008, restructuring charges relate almost entirely to employee termination benefits incurred under previously implemented restructuring plans.

We expect to incur additional restructuring charges in future years as we continue to undertake additional efforts to improve efficiencies in our business.

Acquisition-related costs

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2008. During fiscal years 2010, 2009 and 2008 we incurred acquisition-related costs of $4.0 million, $4.4 million and $1.1 million, respectively. Acquisition-related costs incurred in fiscal year 2010 primarily consist of legal and professional fees incurred in connection with business combinations completed in fiscal year 2010, including our acquisition of AUTOonline, and costs incurred to eliminate workforce redundancies identified as we integrate acquired businesses. Acquisition-related costs incurred in fiscal year 2009 primarily consist of legal and professional fees incurred in connection with a failed business combination, and costs incurred to eliminate workforce redundancies identified as we integrate acquired businesses. Acquisition-related costs incurred in fiscal year 2008 primarily consist of costs incurred to eliminate workforce redundancies identified in connection with integration efforts following the CSG Acquisition.

As a result of our adoption of SFAS No. 141(R)/ASC Topic No. 805-10 in fiscal year 2010, acquisition-related costs incurred in fiscal year 2010 include legal and professional fees and other transaction costs associated with completed acquisitions, whereas in periods prior to our adoption of SFAS No. 141(R) /ASC Topic No. 805-10, we included legal and professional fees and other transaction costs associated with completed acquisitions in the determination of the purchase price and accordingly did not charge these fees and costs against earnings.

We expect to incur additional acquisition-related costs in future years as we continue to pursue potential business combinations and asset acquisitions as part of our plan to grow our business.

Interest expense

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, interest expense decreased $5.8 million due primarily to declines in the variable interest rates on our outstanding indebtedness and declines in the notional amounts of our interest rate swaps. During fiscal year 2009, interest expense decreased $7.2 million as compared to fiscal year 2008 due to lower borrowings under our credit facilities resulting primarily from principal repayments in fiscal year 2008.

Notwithstanding the impact of fluctuations in the value of the U.S. dollar versus the Euro, we expect that our annual interest expense will continue to decrease as we repay outstanding indebtedness and as the notional amounts of our interest rate swaps continue to decline, assuming no additional borrowings, including borrowings to finance any future acquisitions.

Other (income) expense, net

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, other (income) expense, net changed from $15.7 million of other income to $4.0 million of other expense, which is primarily due to the $10.6 million gain that we recognized during fiscal year 2009 related to the sale of our foreign currency option, the strengthening of the U.S. dollar which resulted in $7.0 million of foreign currency transaction losses in fiscal year 2010 as compared to $1.2 million of foreign currency transaction gains in fiscal year 2009 and a $1.7 million decrease in interest income due to lower interest rates.

During fiscal year 2009, other (income) expense, net increased $6.1 million due primarily to a $9.8 million increase in the value of our foreign currency option during fiscal year 2009, including the gain recognized upon the sale of the option in November 2008, offset by a decrease in foreign currency transaction gains of $3.6 million.

Income tax provision

Fiscal Year 2010 vs. Fiscal Year 2009 and Fiscal Year 2009 vs. Fiscal Year 2008. During fiscal year 2010, we recorded an income tax provision of $32.2 million, which resulted in an effective tax rate of 25.5%. During fiscal year 2009, we recorded an income tax provision of $26.2 million, which resulted in an effective tax rate of 28.2%. The decrease in the effective tax rate in fiscal year 2010 was primarily attributable to a shift in the jurisdictional mix of taxable income. The decrease in the effective tax rate in fiscal year 2009 was attributable to the establishment of a full valuation allowance against our U.S. net deferred tax assets in fiscal year 2008 which caused an increase in our fiscal year 2008 income tax provision. The effective tax rate is reduced by the benefit attributable to foreign income taxed at lower rates and tax credits generated during the year.

Factors that impact our income tax provision include, but are not limited to, the mix of jurisdictional earnings, establishment of valuation allowances in certain jurisdictions, and varying jurisdictional income tax rates. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. There have been several international provisions recently enacted which could impact our effective tax rate and we are in the process of evaluating this impact. In addition, there are several proposals to extend legislation that has recently expired and whether or not these provisions are extended could have a significant impact on our tax rate.

We evaluate the positive and negative evidence in connection with its assessment for a valuation allowance on our U.S. deferred tax assets during each reporting period. As of June 30, 2010 the key objective negative evidence, which is generally difficult to overcome, includes a cumulative U.S. pre-tax book loss over the past three years. Based on preliminary income projections for next year, we contemplate the likelihood that the cumulative three year position may shift into an income position as soon as during the third or fourth quarter of fiscal year 2011. When and if this occurs, it will be positive objective evidence for purposes of determining when and to what extent the U.S. valuation allowance will be released. Other factors will still need to be considered during this evaluation process however a cumulative pre-tax book income position will be significant positive evidence. We will continue to evaluate this area each reporting period.

Liquidity and Capital Resources

Our principal sources of cash have included cash generated from operations, proceeds from our May 2007 initial public offering and our November 2008 secondary public stock offering, and borrowings under our senior secured credit facilities. Our principal uses of cash have included business combinations, debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future.

In May 2007, we entered into an amended and restated senior secured credit facility, which provides us with the following borrowing commitments: a $50.0 million revolving credit facility, a $230.0 million U.S. term loan and a €280.0 million European term loan. As of June 30, 2010, we had $214.3 million and $312.2 million (€255.8 million) in outstanding loans under the U.S. term loan and European term loan, respectively, with interest rates of 2.3% and 2.5%, respectively. No borrowings were outstanding under the revolving credit facility at June 30, 2010.

In order to mitigate the interest rate risk associated with our term loans, in June 2007, we entered into three U.S. dollar-based interest rate swaps with notional amounts of $50.0 million, $81.0 million ($46.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and $75.0 million, each with maturities on June 30, 2011, which require us to pay fixed rates of 5.445%, 5.418%, and 5.445%, respectively. We also entered into three Euro-based interest rate swaps with notional amounts of €69.8 million (€8.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), €50.0 million (€42.7 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and €60.0 million, each with maturities as late as June 30, 2011, which require us to pay fixed rates of 4.603%, 4.679%, and 4.685%, respectively.

The amended and restated senior secured credit facility contains a leverage ratio, which is applicable only if specified minimum borrowings are outstanding during a quarter. In addition, the amended and restated senior secured credit facility contains covenants restricting us from undertaking specified corporate actions, including asset dispositions, acquisitions, payment of dividends and other specified payments, changes of control, incurrence of indebtedness, creation of liens, making loans and investments and transactions with affiliates.

Pursuant to agreements entered into prior to the CSG Acquisition, the noncontrolling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. For financial statement reporting purposes, the estimated fair market value of these redeemable noncontrolling interests was $81.6 million at June 30, 2010. We do not have any indication that the exercise of these redemption rights is probable within the next twelve months. Further, we do not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercised their redemption rights, we believe that we have sufficient liquidity to fund such redemptions but such redemptions may require a waiver under our senior secured credit facility. Obtaining such a waiver would be subject to conditions prevalent in the capital markets at that time, and could involve changes to the terms of our senior secured credit facility, including changes that could result in our incurring additional interest expense. If we were not able to obtain such a waiver, we could be in breach of our senior secured credit facility or in breach of our agreements with the noncontrolling stockholders.

The remaining 15% ownership interest in AUTOonline held by the sellers is subject to a put-call option that may be exercised by any party beginning in fiscal year 2013, or earlier under certain circumstances. The redemption value of the option is equal to ten times AUTOonline's consolidated earnings before interest expense, income tax expense, depreciation and amortization (the "AUTOonline EBITDA") for the fiscal year ended prior to the exercise date, subject to adjustment under certain circumstances.

As of June 30, 2010 and 2009, we had unrestricted cash and cash equivalents and short-term investments of $240.8 million and $235.4 million, respectively.

We believe that our existing unrestricted cash and cash equivalents, cash flow from operating activities and borrowings under our amended and restated senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. We regularly review acquisition and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any material pending agreements with respect to any acquisition or strategic opportunity. If we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders may result. Additional debt financing may include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any equity or debt financing may contain terms, such as liquidation and other preferences that are not favorable to us or our stockholders.

During each quarter of fiscal year 2010, we paid a cash dividend of $0.0625 per outstanding share of common stock and per outstanding restricted stock unit to stockholders and restricted stock unit holders of record. The aggregate dividend payments were approximately $17.5 million. On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010. Any determination to pay dividends in future periods will be at the discretion of our board of directors.

The following summarizes our primary sources and uses of cash in the periods presented:

	Amount Changed from		Fiscal Years Ended June 30,		
	2009 to 2010	2008 to 2009	2010	2009	2008
	(in thousands)				
Operating activities	$ 56,879	$ 10,790	$ 190,284	$ 133,405	$122,615
Investing activities	$ 10,589	$(102,741)	$(111,287)	$(121,876)	$(19,135)
Financing activities	$(101,141)	$ 128,762	$ (28,927)	$ 72,214	$(56,548)

Operating activities. The $56.9 million increase in cash provided by operating activities during fiscal year 2010 was primarily the result of an increase in net income of $27.5 million and increases in the non-cash adjustments, such as depreciation and amortization, stock-based compensation, deferred income taxes, and the change in fair value of financial instruments, to reconcile net income to cash provided by operating activities, and by the changes in operating assets and liabilities.

Investing activities. The $10.6 million decrease in cash used for investing activities in fiscal year 2010 was principally attributable to the proceeds from the maturities of short-term investments.

Financing activities. The $101.1 million increase in cash used in financing activities was primarily attributable to the $86.0 million in cash proceeds raised during fiscal year 2009 from a secondary public offering of our common stock and cash dividends paid on common shares and participating securities as well as to noncontrolling interests.

Contractual Obligations

The following table reflects our cash contractual obligations as of June 30, 2010:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)				
Long-term debt obligations (1)	$608,346	$33,287	$53,927	$521,132	$ —
Contingent purchase consideration (2)	732	366	366	—	—
Purchase obligations	4,407	3,070	966	322	49
Lease obligations (3)	47,034	12,573	18,483	10,393	5,585
Total	$660,519	$49,296	$73,742	$531,847	$5,634

(1) Represents principal and interest payments for our senior secured credit facilities and the note payable issued in connection with our acquisition of HPI, as well as payments on our interest rate swaps. For purposes of the table above, we calculated the interest payments on our senior secured credit facilities and interest rate swaps assuming that the interest rate in effect on the senior secured credit facilities at June 30, 2010 would remain fixed through maturity.
(2) Represents the accrued contingent purchase consideration as of June 30, 2010. Contingent future cash payments related to acquisitions completed in fiscal year 2010 are accrued at fair value as of the acquisition date and remeasured at fair value at each reporting date. Contingent future cash payments related to acquisitions completed prior to fiscal year 2010 are accrued once the contingency is resolved and the amounts are due and payable.
(3) Lease obligations include operating and capital leases and are net of sublease income.

We determined the fair value of future contingent purchase consideration related to acquisitions completed in fiscal year 2010 based on the weighted probabilities of potential future payments. The amount and timing of future payments are based on the achievement of specific targets. The fair values were determined by assessing the probability of each potential outcome using information available through June 30, 2010, including recent financial performance and changes in the market. Accrued contingent purchase consideration as of June 30, 2010 has remained unchanged since the date of acquisition.

In addition to the contractual obligations identified in the preceding table, the noncontrolling owners of certain of our subsidiaries have the right to put their shares to us at a purchase price equal to the then-fair value of the shares. As of June 30, 2010, we estimate that the aggregate fair value of these redeemable noncontrolling interests was approximately $81.6 million. In addition, the 15% ownership interest of AUTOonline not owned by us is subject to a put-call option whereby the redemption value of the option is equal to ten times the AUTOonline EBITDA for the fiscal year ended prior to the exercise date, subject to adjustment under certain circumstances. Except under certain circumstances, the put-call option cannot be exercised until the EBITDA for fiscal year 2012 is determined. The redemption of these noncontrolling interests by these noncontrolling owners is not within our control and the timing is uncertain.

We also have a liability for unrecognized tax benefits of $3.3 million as of June 30, 2010. The timing of the future cash flows related to this liability cannot be practically determined.

Off-Balance Sheet Arrangements and Related Party Transactions

As of June 30, 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Certain noncontrolling stockholders of our international subsidiaries are also commercial purchasers and users of our software and services. Revenue transactions with all of the individual noncontrolling stockholders in the aggregate were less than 10% of our consolidated revenue for the fiscal years ended June 30, 2010, 2009 and 2008, respectively, and aggregate accounts receivable from the noncontrolling stockholders represent less than 10% of consolidated accounts receivable at June 30, 2010 and 2009.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experiences and assumptions which we believe to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ materially from our estimates under different assumptions or conditions. Our accounting policies, many of which may be affected by our estimates and assumptions, are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Goodwill and indefinite-lived intangible assets. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment annually, or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

We test goodwill for impairment annually at a reporting unit level using a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we then perform the second step of the goodwill impairment test to determine the amount of the potential impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We determine the fair value of our reporting units through an income approach, utilizing a discounted cash flow model, and a market approach, which considers comparable companies and transactions. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. The multiples were determined based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

In our annual goodwill impairment assessment for fiscal year 2010, we concluded that the fair values of the reporting units to which goodwill was assigned exceeded their respective carrying values by between 63% and 343% and, accordingly, we did not identify any goodwill impairment.

We test indefinite-lived intangible assets at the unit of accounting level by making a determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. We also evaluate the remaining useful life of our intangible assets that are not subject to amortization on an annual basis to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, that asset is tested for impairment. After recognition of the impairment, if any, the asset is amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

We primarily determine fair value of our indefinite-lived intangible assets under an income approach that utilizes a discounted cash flow model. In our annual indefinite-lived intangible asset impairment assessment for fiscal year 2010, we concluded that the fair value of our indefinite-lived intangible assets exceeded their respective carrying value and, accordingly, we did not identify any impairment of indefinite-lived intangible assets.

Long-lived assets. We review long-lived assets, including intangible assets with finite lives and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. We consider a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If we deem an asset to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value.

Revenue recognition. Revenues are recognized only after services are provided, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, and when collectability is probable. Our multiple element arrangements primarily include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.

We generate a significant majority of our revenue from subscription-based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged).

Subscription-based and transaction-based contracts generally include the delivery of software, access to software through a hosted service ("Hosted Database"), upfront fees for the implementation and set-up activities necessary for the client to use/access the software ("Implementation Services") and maintenance. Under a subscription arrangement, delivery of software, we consider access to the Hosted Database and maintenance to be a single element or a combined unit of accounting and recognize related revenues at the end of each month upon the completion of the monthly service. A transaction-based fee represents a payment for the right to use the software, access to the Hosted Database and maintenance. We consider the fee to be fixed and determinable only at the time actual usage occurs, and, accordingly, we recognize revenue at the time of actual usage. The revenue recognition for Implementation Services is described below.

Implementation Services and setup activities are necessary for the client to receive services/software. We defer up-front fees billed during the setup/implementation phase and recognize such revenues on a straight-line basis over the estimated customer life. Recognition of this deferred revenue will commence upon the start of the monthly service. We capitalize setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the estimated customer life.

In a limited number of our revenue arrangements, we also provide generic computer equipment as part of the sales arrangement. The computer equipment in this arrangement is considered a non-software deliverable as our software is not essential to the functionality of the generic computer equipment. We account for the sale of generic equipment as a direct finance lease. The related revenue is recognized over the term of the contract using the effective interest rate method. We allocate revenue to the elements of these arrangements on a relative fair value basis using our best estimate of the fair value of the elements. Revenue from leased computer equipment represents approximately 1% of our consolidated revenue.

Revenues are reflected net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Stock-Based Compensation. We expense share-based payment awards made to employees and directors, including employee stock options, restricted common shares subject to repurchase and restricted stock units. We estimate the value of stock options as of the date the award was granted using the Black-Scholes option pricing model. The fair value of restricted stock units equals the intrinsic value on the date the award was granted. The Black-Scholes option-pricing model requires the use of certain input variables, as follows:

Expected Volatility. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. We determine the expected volatility based on a combination of implied market volatilities, historical volatility of our stock price and other factors.

Risk-Free Interest Rate. Our assumption of the risk-free interest rate is based on the implied yield available on U.S. constant rate treasury securities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the share-based award.

Expected Dividend Yield. Our assumption of the dividend yield is based on our history and expectation of future dividend payouts and may be subject to substantial change in the future.

Expected Award Life. Because we have a limited history of stock option exercises, we determine the expected award life using the simplified method, which defines the life as the average of the contractual term and the vesting period.

In addition to the variables above, we are also required to estimate at the grant date the likelihood that the award will ultimately vest (the "pre-vesting forfeiture rate"), and revise the estimate, if necessary, in future periods if the actual forfeiture rate differs. We determine the pre-vesting forfeiture rate of an award based on industry and employee turnover data as well as historical pre-vesting forfeitures occurring over the previous year. We recognize additional share-based compensation expense if the actual forfeiture rate is lower than estimated and a recovery of previously recognized share-based compensation expense if the actual forfeiture rate is higher than estimated.

Income taxes. Income tax expenses or benefits are recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of currently enacted tax laws. The effects of future enactments of changes in tax laws or rates are not contemplated.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax liabilities are more likely than not to be assessed. If we ultimately determine that the obligation is unwarranted, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. This may occur for a variety of reasons, such as the expiration of the statute of limitations with respect to a particular tax return or the signing of a final settlement agreement with the respective tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

As part of the process of preparing consolidated financial statements, we are required to estimate our income taxes and tax contingencies in each of the jurisdictions in which we operate prior to the completion and filing for tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences, or reversing book-tax differences, resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets will be realizable and to the extent we believe that realizability does not meet the more likely than not standard, we must establish a valuation allowance. To the extent we establish a valuation allowance in a period, we must include a tax expense or benefit within the tax provision in the statement of operations unless a current year valuation allowance is allocated to an item of equity. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowances, which could impact our results of operations in the quarter in which such determination is made.

We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. As a result of our analysis of all available evidence as of June 30, 2010, it was concluded that it was not more likely than not that certain of our deferred tax assets, primarily in the U.S., would be realized within their respective carryforward periods and, accordingly, we continue to maintain a valuation allowance against our deferred tax assets in the amount of $68.7 million as of June 30, 2010.

Derivative financial instruments. Derivative financial instruments are used principally in the management of foreign currency and interest rate exposures and are recorded in the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are initially recorded in accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in results of operations.

Our derivative financial instruments at June 30, 2010 consisted entirely of interest rate swaps. These interest rate swaps were designated and documented at their inception as cash flow hedges and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and reclassified into earnings when the hedged transaction affects earnings. The ineffective portion of these cash flow hedges is recognized in interest expense.

We estimate the fair value of our interest rate swaps using industry standard valuation techniques to extrapolate future reset rates from period-end yield curves and standard valuation models based on the Black-Scholes option valuation model. Market-based observable inputs including spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models.

Redeemable noncontrolling interests. Certain of the ownership interests in our consolidated subsidiaries held by noncontrolling owners are considered redeemable outside of our control. Accordingly, we have presented these redeemable noncontrolling interests as a mezzanine item in our consolidated balance sheet.

If redeemable at fair value, the redeemable noncontrolling interests are reported at their fair value with any adjustment of the carrying value to fair value recorded to common shares in stockholders' equity. We estimate the fair value of our noncontrolling interests through an income approach, utilizing a discounted cash flow model, and a market approach, which considers comparable companies and transactions.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. The multiples were determined based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

The noncontrolling ownership interest in AUTOonline is redeemable at ten times the AUTOonline EBITDA for the fiscal year ended prior to redemption, subject to adjustment under certain circumstances. Except under certain circumstances, the put-call option cannot be exercised until the EBITDA for fiscal year 2012 is determined. Because the AUTOonline noncontrolling interest is not currently redeemable, we are accreting the carrying value to the redemption value at each reporting period through the earliest redemption date. Accordingly, the carrying value of the AUTOonline noncontrolling interest represents the initial carrying amount, adjusted to reflect the noncontrolling interests' share of net income and dividends paid, plus periodic accretion. Additionally, if the fair value of the AUTOonline noncontrolling interest were to exceed the redemption value, the excess would be treated as an adjustment to the numerator in our calculation of net income per common share attributable to Solera Holdings, Inc. which would result in a decrease in our net income per share.

Recent Accounting Pronouncements

In September 2009, the FASB reached a consensus on two new pronouncements: Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements*, and ASU No. 2009-14, *Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements*. ASU No. 2009-13 eliminates the requirement that all undelivered elements must have either (i) vendor specific objective evidence ("VSOE") or (ii) third-party evidence ("TPE") of stand-alone selling price before an entity can recognize the portion of the consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU No. 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new pronouncements are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact that the adoption of these pronouncements will have on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency, which is the U.S. dollar. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our consolidated financial statements.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2009:

Period	Average Euro-to U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter ended September 30, 2008	$1.51	$1.90
Quarter ended December 31, 2008	1.32	1.58
Quarter ended March 31, 2009	1.31	1.44
Quarter ended June 30, 2009	1.36	1.55
Quarter ended September 30, 2009	1.43	1.64
Quarter ended December 31, 2009	1.48	1.63
Quarter ended March 31, 2010	1.39	1.56
Quarter ended June 30, 2010	1.28	1.49

During fiscal year 2010 as compared to fiscal year 2009, the U.S. dollar weakened against many of the major foreign currencies we use to transact our business. Relative to the Euro, the average U.S. dollar weakened by 1.4%, which increased our expenses and increased our revenues for the 2010 fiscal year relating to the Euro markets in which we transact business. In contrast, the average U.S. dollar strengthened against the Pound Sterling by 2.0%, which decreased our expenses and decreased our revenues for fiscal year 2010 relating to the United Kingdom. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a $24.5 million decrease or increase, as the case may be, to our revenues during fiscal year 2010.

We currently do not hedge our exposure to foreign currency risks. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively.

In February 2006, we entered into a foreign exchange option that gave us the right to call $200.0 million in U.S. dollars at a strike price of €1.1646 per U.S. dollar at any time up to February 8, 2011. We paid approximately $7.9 million for this option. In November 2008, we sold the foreign exchange option for $12.4 million. Historically, other than the foreign currency option described above, we have not undertaken hedging strategies to minimize the effect of currency fluctuations on our results of operations and financial condition; however, we may decide to do so in the future.

Interest Rate Risk

We are exposed to interest rate risks primarily through variable interest rate borrowings under our term loans. Our weighted-average borrowings outstanding under our term loans during fiscal year 2010 were $530.1 million.

In order to mitigate the interest rate risk associated with our term loans, in June 2007, we entered into three U.S. dollar-based interest rate swaps with notional amounts of $50.0 million, $81.0 million ($46.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and $75.0 million, each with maturities on June 30, 2011, which require us to pay fixed rates of 5.445%, 5.418%, and 5.445%, respectively. We also entered into three Euro-based interest rate swaps with notional amounts of €69.8 million (€8.3 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), €50.0 million (€42.7 million as of June 30, 2010 per the planned reduction in the notional amount over the life of the swap contract), and €60.0 million, each with maturities as late as June 30, 2011, which require us to pay fixed rates of 4.603%, 4.679%, and 4.685%, respectively. These interest rate swaps are designated and documented at their inception as cash flow hedges and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and reclassified into earnings when the hedged transaction affects earnings. The ineffective portion of these cash flow hedges is recognized in interest expense in the accompanying consolidated statement of operations.

The estimated fair values of the U.S. dollar-based swaps were liabilities of $7.7 million and $13.3 million at June 30, 2010 and 2009, respectively, which were included in other noncurrent liabilities in the accompanying consolidated balance sheets. The estimated fair values of the Euro-based swaps were liabilities of €3.6 million ($4.4 million) and €6.9 million ($9.6 million) at June 30, 2010 and 2009, respectively, which were included in other noncurrent liabilities in the accompanying consolidated balance sheets. The change in the fair value of the swaps, net of tax, reflects the effective portion of loss on these hedges and is reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

After giving effect to the interest rate swaps, the weighted average interest rate on our term loans during fiscal year 2010 was 5.4%. A hypothetical 1% increase or decrease in interest rates would have resulted in an approximately $1.9 million change to our interest expense for fiscal year 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We incorporate the information required for this item by reference to the financial statements listed in Item 15(a) of Part IV of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures and, based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error or all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Solera have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of AUTOonline, acquired in October 2009, which are included in the consolidated financial statements of Solera Holdings, Inc. as of and for the year ended June 30, 2010 and constituted 3% of total assets, 4% of total revenue and 6% of net income, respectively, of our consolidated financial statements as of and for the year ended June 30, 2010. Due to the timing of the acquisition, management did not assess the effectiveness of internal control over financial reporting at AUTOonline.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of June 30, 2010, as stated in their report which is included herein.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the fourth quarter of fiscal year 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Solera Holdings, Inc.
San Diego, California

We have audited the internal control over financial reporting of Solera Holdings, Inc. and subsidiaries (the "Company") as of June 30, 2010 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at AUTOonline GmbH In-formationssysteme, which was acquired on October 1, 2009 and whose financial statements constitute 3% of total assets, 4% of total revenue and 6% of net income, respectively, of the consolidated financial statements for the Company as of and for the year ended June 30, 2010. Accordingly, our audit did not include the internal control over financial reporting at AUTOonline. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2010 of the Company and our report dated September 1, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph regarding the application of new accounting standards related to (1) noncontrolling interests in subsidiaries and (2) business combinations.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 1, 2010

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 will be set forth in our proxy statement to be filed with the SEC in connection with our 2010 annual meeting of stockholders (the "Proxy Statement") or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

We have adopted a Conflict of Interest and Code of Conduct Policy that applies to all officers, directors and employees. The Conflict of Interest and Code of Conduct Policy is available for free on our website at www.solerainc.com under "Investor Relations." If we make any substantive amendments to the Conflict of Interest and Code of Conduct Policy or grant any waivers from a provision of the Conflict of Interest and Code of Conduct Policy to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will promptly disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 will be set forth in our Proxy Statement or in a future amendment to this Annual Report on Form 10-K and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements.

(a) (2) Financial Statement Schedules. Financial statements schedules, other than the schedule appearing on page F-36, are omitted because they are not required or applicable or the information is included in the consolidated financial statements or notes thereto.

(a) (3) Exhibits. The list of exhibits in the Exhibit Index to this Annual Report on Form 10-K is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 1, 2010.

SOLERA HOLDINGS, INC.

/s/ Tony Aquila

By: Tony Aquila
Its: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tony Aquila and Renato Giger, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signatures		Date
/s/ Tony Aquila Tony Aquila	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	September 1, 2010
/s/ Renato Giger Renato Giger	Chief Financial Officer (principal financial and accounting officer)	September 1, 2010
/s/ Kenneth A. Viellieu Kenneth A. Viellieu	Director	September 1, 2010
/s/ Stuart J. Yarbrough Stuart J. Yarbrough	Director	September 1, 2010
/s/ Jerrell W. Shelton Jerrell W. Shelton	Director	September 1, 2010
/s/ Arthur F. Kingsbury Arthur F. Kingsbury	Director	September 1, 2010

SOLERA HOLDINGS, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Solera Holdings, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of Solera Holdings, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and redeemable noncontrolling interests, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solera Holdings, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 of the Notes to the consolidated financial statements, effective July 1, 2009, the Company applied new accounting standards related to (1) noncontrolling interests in subsidiaries and (2) business combinations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 1, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 1, 2010

SOLERA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	June 30, 2010	June 30, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 240,522	$ 223,420
Short-term investments	—	11,941
Accounts receivable, net of allowance for doubtful accounts of $2,071 and $2,344 at June 30, 2010 and June 30, 2009, respectively	99,682	98,565
Other receivables	12,989	12,177
Other current assets	20,713	19,550
Deferred income tax assets	4,059	4,392
Total current assets	377,965	370,045
Property and equipment, net	53,255	50,784
Goodwill	635,709	651,099
Intangible assets, net	275,492	322,843
Other noncurrent assets	12,065	13,660
Noncurrent deferred income tax assets	2,167	10,178
Total assets	$1,356,653	$1,418,609
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,420	$ 30,447
Accrued expenses and other current liabilities	103,921	104,414
Income taxes payable	7,041	15,998
Deferred income tax liabilities	1,673	1,037
Current portion of long-term debt	5,442	5,880
Total current liabilities	143,497	157,776
Long-term debt	538,018	592,200
Other noncurrent liabilities	34,140	36,935
Noncurrent deferred income tax liabilities	33,752	46,871
Total liabilities	749,407	833,782
Redeemable noncontrolling interests	94,431	92,012
Stockholders' equity:		
Solera Holdings, Inc. stockholders' equity:		
Common shares, $0.01 par value: 150,000 shares authorized; 70,017 and 69,531 issued and outstanding as of June 30, 2010 and June 30, 2009, respectively	545,048	526,547
Retained earnings (accumulated deficit)	22,550	(44,335)
Accumulated other comprehensive income (loss)	(60,583)	3,674
Total Solera Holdings, Inc. stockholders' equity	507,015	485,886
Noncontrolling interests	5,800	6,929
Total stockholders' equity	512,815	492,815
Total liabilities and stockholders' equity	$1,356,653	$1,418,609

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Years Ended June 30,		
	2010	2009	2008
Revenues	$631,348	$557,691	$539,853
Cost of revenues:			
Operating expenses	130,852	128,101	131,751
Systems development and programming costs	67,926	59,941	66,666
Total cost of revenues (excluding depreciation and amortization)	198,778	188,042	198,417
Selling, general and administrative expenses	170,562	159,414	153,384
Depreciation and amortization	88,978	86,146	95,266
Restructuring charges, asset impairments, and other costs associated with exit or disposal activities	5,910	3,952	13,286
Acquisition-related costs	4,032	4,427	1,112
Interest expense	32,782	38,565	45,730
Other (income) expense, net	3,964	(15,656)	(9,518)
	505,006	464,890	497,677
Income before provision for income taxes	126,342	92,801	42,176
Income tax provision	32,171	26,168	35,106
Net income	94,171	66,633	7,070
Less: Net income attributable to noncontrolling interests	9,739	8,326	7,243
Net income (loss) attributable to Solera Holdings, Inc.	$ 84,432	$ 58,307	$ (173)
Net income (loss) attributable to Solera Holdings, Inc. per common share:			
Basic	$ 1.20	$ 0.86	$ (0.00)
Diluted	$ 1.20	$ 0.86	$ (0.00)
Dividends paid per share	$ 0.25	$ —	$ —
Weighted average shares used in the calculation of net income (loss) attributable to Solera Holdings, Inc. per common share:			
Basic	69,587	67,252	63,500
Diluted	69,763	67,295	63,500

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, COMPREHENSIVE INCOME (LOSS) AND REDEEMABLE NONCONTROLLING INTERESTS
(In thousands)

	Common Shares		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Solera Holdings, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity	Redeemable Noncontrolling Interests
	Shares	Amount						
Balance at June 30, 2007 as previously reported	64,814	$505,939	$(111,687)	$ 7,022	$401,274	$ —	$401,274	$ 6,060(1)
Cumulative impact of the adoption of new accounting pronouncement (Note 2)	—	(72,784)	—	—	(72,784)	5,169(1)	(67,615)	72,784
Cumulative impact of prior period adjustment (Note 13)	—	—	8,287	113	8,400	—	8,400	—
Balance at June 30, 2007 as adjusted	64,814	433,155	(103,400)	7,135	336,890	5,169	342,059	78,844
Components of comprehensive income (loss):								
Net income (loss) attributable to Solera Holdings, Inc. and noncontrolling interests	—	—	(173)	—	(173)	2,072	1,899	5,171
Foreign currency translation adjustments	—	—	—	47,558	47,558	753	48,311	14,042
Unrealized losses on derivative instruments, net of tax	—	—	—	(5,474)	(5,474)	—	(5,474)	—
Change in funded status of defined benefit pension plan, net of tax	—	—	—	5,271	5,271	—	5,271	—
Total comprehensive income (loss)					47,182	2,825	50,007	19,213
Cumulative impact of the adoption of new accounting pronouncement	—	—	1,026	—	1,026	—	1,026	—
Repurchase of common shares	(84)	(17)	(95)	—	(112)	—	(112)	—
Stock-based compensation	—	4,848	—	—	4,848	—	4,848	—
Reversal of previously accrued equity issuance costs	—	24	—	—	24	—	24	—
Issuance of common shares under employee stock purchase plan	6	105	—	—	105	—	105	—
Issuance of common shares under stock award plans, net	80	1	—	—	1	—	1	—
Dividends paid to noncontrolling owners	—	—	—	—	—	(1,940)	(1,940)	(3,262)
Revaluation of redeemable noncontrolling interests	—	(205)	—	—	(205)	—	(205)	205
Balance at June 30, 2008	64,816	437,911	(102,642)	54,490	389,759	6,054	395,813	95,000
Components of comprehensive income (loss):								
Net income attributable to Solera Holdings, Inc. and noncontrolling interests	—	—	58,307	—	58,307	2,834	61,141	5,492
Foreign currency translation adjustments	—	—	—	(38,043)	(38,043)	(973)	(39,016)	(10,360)
Unrealized losses on derivative instruments, net of tax	—	—	—	(15,965)	(15,965)	—	(15,965)	—
Change in funded status of defined benefit pension plan, net of tax	—	—	—	3,192	3,192	—	3,192	—
Total comprehensive income (loss)					7,491	1,861	9,352	(4,868)
Stock-based compensation	—	6,711	—	—	6,711	—	6,711	—
Issuance of common shares in secondary public offering, net of issuance costs of $3,981	4,500	86,019	—	—	86,019	—	86,019	—
Issuance of common shares under employee stock award plans, net	215	1,325	—	—	1,325	—	1,325	—
Dividends paid to noncontrolling owners	—	—	—	—	—	(986)	(986)	(3,539)
Revaluation of redeemable noncontrolling interests	—	(5,419)	—	—	(5,419)	—	(5,419)	5,419
Balance at June 30, 2009	69,531	526,547	(44,335)	3,674	485,886	6,929	492,815	92,012

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SOLERA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, COMPREHENSIVE INCOME (LOSS) AND REDEEMABLE NONCONTROLLING INTERESTS
(In thousands)

(continued from previous page)

	Common Shares		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Solera Holdings, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity	Redeemable Noncontrolling Interests
	Shares	Amount						
Balance at June 30, 2009	69,531	526,547	(44,335)	3,674	485,886	6,929	492,815	92,012
Components of comprehensive income (loss):								
Net income attributable to Solera Holdings, Inc. and noncontrolling interests	—	—	84,432	—	84,432	3,110	87,542	6,629
Foreign currency translation adjustments	—	—	—	(64,539)	(64,539)	(454)	(64,993)	(12,994)
Unrealized gains on derivative instruments, net of tax	—	—	—	8,328	8,328	—	8,328	—
Change in funded status of defined benefit pension plan, net of tax	—	—	—	(8,046)	(8,046)	—	(8,046)	—
Total comprehensive income (loss)					20,175	2,656	22,831	(6,365)
Stock-based compensation	—	9,607	—	—	9,607	—	9,607	—
Issuance of common shares under employee stock award plans, net	486	6,888	—	—	6,888	—	6,888	—
Dividends paid on common stock and participating securities	—	—	(17,547)	—	(17,547)	—	(17,547)	—
Dividends paid to noncontrolling owners	—	—	—	—	—	(3,785)	(3,785)	(3,878)
Revaluation of and additions to redeemable noncontrolling interests	—	2,006	—	—	2,006	—	2,006	12,662
Balance at June 30, 2010	70,017	$545,048	$ 22,550	$(60,583)	$507,015	$ 5,800	$512,815	$ 94,431

(1) Prior to our adoption of ASC No. 810-10 (Note 2), we had a minority interest balance of $11,229 at June 30, 2007 which was classified in temporary equity in the consolidated balance sheet.

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended June 30,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 94,171	$ 66,633	$ 7,070
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	88,978	86,146	95,266
Provision for doubtful accounts	1,278	1,549	890
Stock-based compensation	9,607	6,711	4,848
Deferred income taxes	(6,195)	(9,109)	5,386
Net realized and unrealized gains on derivative instruments	—	(10,599)	(832)
Other	169	(454)	280
Changes in operating assets and liabilities, net of effects from acquisitions of businesses:			
Increase in accounts receivable	(5,717)	(4,949)	(1,961)
(Increase) decrease in other assets	417	4,977	(11,796)
Increase (decrease) in accounts payable	(3,149)	(244)	3,409
Increase (decrease) in accrued expenses and other liabilities	10,725	(7,256)	20,055
Net cash provided by operating activities	190,284	133,405	122,615
Cash flows from investing activities:			
Capital expenditures	(22,544)	(14,079)	(14,785)
Acquisitions and capitalization of intangible assets	(4,234)	(5,543)	(4,036)
Acquisitions of businesses, net of cash acquired	(94,290)	(99,692)	(314)
Purchases of short-term investments	—	(11,941)	—
Proceeds from maturities of short-term investments	11,742	—	—
Increase in restricted cash	(1,961)	(3,021)	—
Proceeds from sale of foreign currency exchange option	—	12,400	—
Net cash used in investing activities	(111,287)	(121,876)	(19,135)
Cash flows from financing activities:			
Proceeds from sale of common shares, net of offering costs	—	86,019	—
Payment of contingent purchase consideration	(2,251)	—	—
Principal payments on financed asset acquisitions	(2,487)	(4,730)	(4,907)
Repayments under revolving credit facility	—	—	(8,548)
Repayments of long-term debt	(5,867)	(5,872)	(37,779)
Cash dividends paid on common shares and participating securities	(17,547)	—	—
Cash dividends paid to noncontrolling interests	(7,663)	(4,525)	(5,202)
Proceeds from stock purchase plan and exercise of stock options	6,888	1,322	(112)
Net cash provided by (used in) financing activities	(28,927)	72,214	(56,548)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(32,968)	(9,634)	12,511
Net change in cash and cash equivalents	17,102	74,109	59,443
Cash and cash equivalents, beginning of period	223,420	149,311	89,868
Cash and cash equivalents, end of period	$ 240,522	$ 223,420	$149,311
Supplemental cash flow information:			
Cash paid for interest	$ 31,887	$ 37,961	$ 44,913
Cash paid for income taxes	$ 41,147	$ 30,828	$ 23,341
Supplemental disclosure of non-cash investing and finance activities:			
Capital assets financed	$ 3,585	$ 1,554	$ 3,735
Accrued contingent purchase consideration	$ 732	$ —	$ —
Note payable issued in acquisition of business	$ —	$ 17,330	$ —

See accompanying notes to consolidated financial statements.

SOLERA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of Business

Solera Holdings, Inc. and subsidiaries (the "Company" "Solera" "we" "us" or "our") is a leading global provider of software and services to the automobile insurance claims processing industry. Our software and services helps our customers: estimate the costs to repair damaged vehicles; determine pre-collision fair market values for vehicles damaged beyond repair; automate steps of the claims process; outsource steps of the claims process that insurance companies have historically performed internally; and monitor and manage their businesses through data reporting and analysis. We are active in over 50 countries and derive most of our revenues from our estimating and workflow software. Through our acquisitions of HPI, Ltd. ("HPI") in December 2008 and AUTOonline GmbH In-formationssysteme ("AUTOonline") in October 2009, we also provide used vehicle validation services in the United Kingdom and operate an eSalvage vehicle exchange platform in several European countries as well as Mexico.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and applicable regulations of the Securities and Exchange Commission ("SEC"). Our operating results for the fiscal year ended June 30, 2010 are not necessarily indicative of the results that may be expected for any future periods.

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Our consolidated, majority-owned subsidiaries include our subsidiaries located in Belgium, France, Portugal, Spain and Mexico, as well as AUTOonline. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

We have reclassified certain prior period amounts to conform to the current period presentation in the accompanying consolidated statements of operations. Specifically, we have reclassified certain expenses previously reported in operating expenses, systems development and programming costs and selling, general and administrative expenses and now report these expenses in acquisition-related costs (see Note 2). These reclassifications had no impact on the previously reported income before provision for income taxes or net income.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and estimates and judgments routinely require adjustment. The reported amounts of assets, liabilities, revenues and expenses are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for doubtful accounts, fair value of derivative financial instruments, valuation of goodwill and intangible assets, amortization of intangible assets, restructuring activities, liabilities under defined benefit plans, stock-based compensation, redeemable noncontrolling interests and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents and Short-Term Investments

We consider all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents at June 30, 2010 and 2009 consisted primarily of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

At June 30, 2009, we held bank certificates of deposits with original maturities of greater than 90 days at the time of purchase which were considered short-term investments and, accordingly, are reported at fair value. The carrying amounts of these assets approximate fair value given the nature of the investments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded according to contractual agreements. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required. The allowance for doubtful accounts is estimated based on our historical losses, the existing economic conditions, and the financial stability of our customers. Receivables are written-off in the period that they are deemed uncollectible.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	20 to 40 years
Building improvements	5 to 15 years
Leasehold improvements	Lesser of 10 years or remaining lease term
Data processing equipment	3 years
Furniture and fixtures	4 to 7 years
Machinery and equipment	3 to 6 years
Software licenses	3 years

Internal Use Software

We capitalize costs directly associated with developing or obtaining internal use computer software as well as certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalized payroll costs with respect to these employees is limited to the time directly spent on such projects. We expense costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities as incurred. Additionally, we expense internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

Contingent Purchase Consideration

Contingent future cash payments related to acquisitions completed in fiscal year 2010 are recognized at fair value as of the acquisition date and such amount is included in the determination of the acquisition date purchase price. We recognize any subsequent changes in the fair value of the contingent future cash payments in earnings in the period that the change occurs.

We recognize the contingent future cash payments related to acquisitions completed prior to fiscal year 2010 as additional goodwill once the contingency is resolved and the amounts are due and payable.

Goodwill and Intangible Assets

We do not amortize goodwill and intangible assets with indefinite useful lives, but instead test for impairment annually, or more frequently if impairment indicators arise. We perform our annual goodwill and indefinite-lived intangible assets impairment assessment on April 1 of each fiscal year. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

We test goodwill for impairment annually at a reporting unit level using a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of the potential impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess.

In our annual goodwill impairment assessment for fiscal year 2010, we concluded that the fair values of the reporting units to which goodwill was assigned exceeded their respective carrying values and, accordingly, we did not identify any goodwill impairment.

We test indefinite-lived intangible assets at the unit of accounting level by making a determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, we recognize an impairment loss in an amount equal to the difference. We also evaluate the remaining useful life of intangible assets that are not subject to amortization on an annual basis to determine whether events and circumstances continue to support an indefinite useful life. If we subsequently determine that an intangible asset that is not being amortized has a finite useful life, we test that asset for impairment. After recognition of the impairment, if any, we amortize the asset prospectively over its estimated remaining useful life and account for it in the same manner as other intangible assets that are subject to amortization.

In our annual indefinite-lived intangible asset impairment assessment for fiscal year 2010, we concluded that the fair value of our indefinite-lived intangible assets exceeded their respective carrying value and, accordingly, we did not identify any impairment of indefinite-lived intangible assets.

Intangible assets with finite lives primarily consist of intangible assets acquired in business combinations and the costs associated with software developed for internal use. We amortize intangible assets with finite lives acquired in business combinations on an accelerated basis to reflect the pattern in which the economic benefits of the intangible asset are consumed. Costs associated with software developed for internal use are amortized over three- to five- years on a straight-line basis.

Impairment of Long-Lived Assets

We review long-lived assets, including intangible assets with finite lives and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other indicators that would indicate that the carrying amount of an asset or asset group is not recoverable. We consider a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If we deem an asset to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value.

Net Income (Loss) Attributable to Solera Holdings, Inc. Per Share

In fiscal year 2010, we retrospectively adopted Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, which was primarily codified into FASB Accounting Standards Codification ("ASC") Topic No. 260-10-45, *Earnings Per Share*. Accordingly, because our restricted common shares subject to repurchase and restricted stock units settled in shares of common stock upon vesting have the nonforfeitable right to receive dividends on an equal basis with common stock, these securities are considered participating securities that must be included in the calculation of net income per share using the two-class method. Under the two-class method, basic and diluted net income per share are determined by calculating net income per share for common stock and participating securities based on the cash dividends paid and participation rights in undistributed earnings. Diluted net income per share also considers the dilutive effect of in-the-money stock options, calculated using the treasury stock method. Under the treasury stock method, the amount of assumed proceeds from unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the options were exercised during the period.

The computation of basic and diluted net income (loss) attributable to Solera Holdings, Inc. per common share using the two-class method is as follows (in thousands, except per share amounts):

	Fiscal Years Ended June 30,		
	2010	**2009**	**2008**
Basic net income (loss) attributable to Solera Holdings, Inc. per common share			
Net income (loss) attributable to Solera Holdings, Inc.	$84,432	$58,307	$ (173)
Less: Dividends paid and undistributed earnings allocated to participating securities	(664)	(667)	—
Net income (loss) attributable to common shares—basic	$83,768	$57,640	$ (173)
Weighted-average number of common shares	69,790	67,685	64,035
Less: Weighted-average common shares subject to repurchase	(203)	(433)	(535)
Weighted-average number of common shares used to compute basic net income (loss) attributable to Solera Holdings, Inc. per common share	69,587	67,252	63,500
Basic net income (loss) attributable to Solera Holdings, Inc. per common share	$ 1.20	$ 0.86	$ (0.00)
Diluted net income (loss) attributable to Solera Holdings, Inc. per common share			
Net income (loss) attributable to Solera Holdings, Inc.	$84,432	$58,307	$ (173)
Less: Dividends paid and undistributed earnings allocated to participating securities	(663)	(666)	—
Net income (loss) attributable to common shares—diluted	$83,769	$57,641	$ (173)
Weighted-average number of common shares used to compute basic net income (loss) attributable to Solera Holdings, Inc. per common share	69,587	67,252	63,500
Diluted effect of options to purchase common stock	176	43	—
Weighted-average number of common shares used to compute diluted net income (loss) attributable to Solera Holdings, Inc. per common share	69,763	67,295	63,500
Diluted net income (loss) attributable to Solera Holdings, Inc. per common share	$ 1.20	$ 0.86	$ (0.00)

The following securities that could potentially dilute earnings per share in the future are not included in the determination of diluted net income (loss) attributable to Solera Holdings, Inc. per common share (in thousands):

	Fiscal Years Ended June 30,		
	2010	**2009**	**2008**
Antidilutive options to purchase common stock and restricted stock units	43	288	169

As a result of our adoption of FSP No. EITF 03-6-1/ASC Topic No. 260-10-45 as well as the prior period adjustment described in Note 13, our basic and diluted net income (loss) attributable to Solera Holdings, Inc. per common share amounts have been retrospectively recast from amounts previously reported amounts. Basic and diluted net income (loss) attributable to Solera Holdings, Inc. per common share for the fiscal year ended June 30, 2008 decreased by $0.01 per share. Diluted net income attributable to Solera Holdings, Inc. per common share for the fiscal year ended June 30, 2009 increased by $0.01 per share. Basic net income attributable to Solera Holdings, Inc. per common share for the fiscal year ended June 30, 2009 was unchanged.

Revenue Recognition

We recognize revenue only after services are provided, persuasive evidence of an arrangement exists, a fee is fixed and determinable, and collectability is probable. Our multiple element arrangements primarily include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.

We generate a significant majority of our revenue from subscription-based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged).

Subscription-based and transaction-based contracts generally include the delivery of software, access to software through a hosted service ("Hosted Database"), upfront fees for the implementation and set-up activities necessary for the client to use/access the software ("Implementation Services") and maintenance. Under a subscription arrangement, delivery of software, we consider access to the Hosted Database and maintenance to be a single element or a combined unit of accounting and recognize related revenues at the end of each month upon the completion of the monthly service. The transaction-based fee represents payment for the right to use the software, access to the Hosted Database and maintenance. We consider the fee fixed and determinable only at the time actual usage occurs, and, accordingly, we recognize revenue at the time of actual usage. The revenue recognition for Implementation Services is described below.

Implementation Services and setup activities are necessary for the client to receive services/software. We defer up-front fees billed during the setup/implementation phase and recognize such revenues on a straight-line basis over the estimated customer life. Recognition of this deferred revenue will commence upon the start of the monthly service. We capitalize setup costs that are direct and incremental to the contract and recognize such revenues on a straight-line basis over the estimated customer life.

In a limited number of our revenue arrangements, we also provide generic computer equipment as part of the sales arrangement. The computer equipment in this arrangement is considered a non-software deliverable as our software is not essential to the functionality of the generic computer equipment. We account for the sale of generic equipment as a direct finance lease and the related revenue is recognized over the term of the contract using the effective interest rate method. We allocate revenue to the elements of these arrangements on a relative fair value basis using our best estimate of the fair value of the elements. Revenue from leased computer equipment represents approximately 1% of our consolidated revenue.

We reflect revenues net of customer sales allowances, which are based on both specific identification of certain accounts and a predetermined percentage of revenue based on historical experience.

Sales and Related Taxes Collected

Sales and related taxes collected from customers and remitted to various governmental agencies are excluded from reported revenues in our consolidated statements of operations.

Cost of Revenues (Excluding Depreciation and Amortization)

Our costs and expenses applicable to revenues ("cost of revenues excluding depreciation and amortization") represent the total of operating expenses and systems development and programming costs as presented on the consolidated statement of operations. Operating expenses include the compensation and benefits costs for operations, database development and customer service personnel, other costs related to operations, database development and customer support functions, as well as third-party data and royalty costs, and the cost of computer software and hardware used directly in the delivery of our products and services. Systems development and programming costs include compensation and benefit costs for our product development and product management personnel, other costs related to its product development and product management functions and costs related to external software consultants involved in systems development and programming activities.

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The costs to develop such software have not been capitalized, as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility.

Acquisition-Related Costs

Acquisition-related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of our acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature and gains and losses resulting from the settlement of a pre-existing contractual relationship with an acquiree.

As a result of our adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 (revised), *Business Combinations* ("SFAS No. 141(R)"), which was primarily codified into ASC Topic No. 805-10, *Business Combinations*, in fiscal year 2010, acquisition-related costs incurred during fiscal year 2010 included legal and professional fees and other transaction costs associated with completed acquisitions, whereas in periods prior to our adoption of SFAS No. 141(R) /ASC Topic No. 805-10, we included legal and professional fees and other transaction costs associated with completed acquisitions in the determination of the purchase price and accordingly did not charge these fees and costs against earnings.

Foreign Currency Translation

We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for revenues and expenses and the exchange rate at the end of that period for assets and liabilities. For each of our foreign subsidiaries, the local currency is its functional currency. These translations resulted in foreign currency translation adjustments of $(64.5) million and $(38.0) million in fiscal years 2010 and 2009, respectively, which are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity. During the fiscal years ended June 30, 2010, 2009, and 2008, we recognized net foreign currency transaction gains (losses) in our consolidated statements of operations of $(5.8) million, $1.2 million, and $4.8 million, respectively. Functional currencies of significant foreign subsidiaries include Euros, British Pounds, Swiss francs, Canadian dollars, Brazilian reals, and Mexican pesos.

Income Taxes

The provision for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when we determine that it is more likely than not that a portion of the deferred tax asset balance will not be realized within the respective carryforward period.

Derivative Financial Instruments

We principally utilize derivative financial instruments to manage interest rate exposures. Derivative financial instruments are recorded in the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are initially recorded in accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each period with changes in fair value recognized in earnings.

Advertising Costs

Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising costs were $5.6 million, $4.9 million and $4.3 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

Share-Based Compensation

We expense share-based payment awards made to employees and directors in the period to which the services rendered for these awards relate. These awards include stock options, restricted common shares subject to repurchase and restricted stock units. We estimate the value of stock options as of the date the award was granted using the Black-Scholes option pricing model. The fair value of restricted stock units equals the intrinsic value on the date the award was granted. The estimated grant date fair value is then recognized as compensation expense on a straight-line basis over the requisite service period of the award, which generally equals the vesting period or, in the case of shares subject to repurchase, over the period to which the right to repurchase exists. Compensation expense related to our employee stock purchase plan is recognized over the applicable offering period on a straight-line basis. The amount of share-based compensation expense recognized for share-based awards is net of estimated forfeitures of unvested awards. No compensation cost is recorded for awards that do not vest.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, unrealized gains and losses on derivative instruments related to the effective portion of cash flow hedges, net of the related income tax effect, and changes in the funded status of defined benefit pension plans, net of the related income tax effect, that are excluded from the consolidated statements of operations and are reported as a separate component in stockholders' equity.

Accumulated other comprehensive income (loss) consists of the following (in thousands):

	Fiscal Year Ended June 30,	
	2010	2009
Cumulative foreign currency translation adjustments	$(46,330)	$ 18,209
Unrealized losses on derivative financial instruments, net of tax	(14,319)	(22,647)
Change in funded status of defined benefit pension plan, net of tax	66	8,112
Accumulated other comprehensive income (loss)	$(60,583)	$ 3,674

Comprehensive Income

Comprehensive income consists of the following (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Net income	$ 94,171	$ 66,633	$ 7,070
Other comprehensive income:			
Foreign currency translation adjustments	(77,987)	(49,376)	62,353
Unrealized gains (losses) on derivative financial instruments, net of tax	8,328	(15,965)	(5,474)
Change in funded status of defined benefit pension plan, net of tax	(8,046)	3,192	5,271
Total comprehensive income	16,466	4,484	69,220
Comprehensive income (loss) attributable to noncontrolling interests	(3,709)	(3,007)	22,038
Comprehensive income attributable to Solera Holdings, Inc.	$ 20,175	$ 7,491	$47,182

The majority of our assets and liabilities, including goodwill, intangible assets and long-term debt, are carried in functional currencies other than the U.S. dollar, primarily the Euro. We translate our local currency assets and liabilities in U.S. dollars based on the exchange rate at the end of the reporting period. These translations resulted in a foreign currency translation loss of $64.5 million during fiscal year 2010, which was caused by a strengthening in the value of the U.S. dollar versus certain foreign currencies, including the Euro. Generally, the strengthening of the U.S. dollar during the fiscal year 2010 resulted in decreases to the U.S. dollar value of certain of our assets and liabilities from June 30, 2009 to June 30, 2010, as presented in the accompanying consolidated balance sheets, although the corresponding local currency balances may have increased or remain unchanged.

Guarantees

We recognize, at the inception of a guarantee, a liability for the fair value of certain guarantees.

Recently Adopted Accounting Pronouncements

In December 2008, the FASB issued FSP No. FAS 132R-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*, which was primarily codified into ASC Topic No. 715-20-55, *Compensation—Retirement Benefits*. FSP No. FAS 132R-1/ASC Topic No. 715-20-55 requires additional annual disclosures for defined benefit pension plans. The disclosures required by FSP No. FAS 132R-1/ASC Topic No. 715-20-55 are provided in Note 11.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*, which was primarily codified into ASC Topic No. 350-20, *Intangibles—Goodwill and Other*. FSP No. FAS 142-3/ASC Topic No. 350-20, which we adopted in the first quarter of fiscal year 2010, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP No. FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. FSP No. FAS 142-3/ASC Topic No. 350-20 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R)/ASC Topic No. 805-10 which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair value as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability. Any acquisition-related costs are to be expensed instead of capitalized. Additionally, restructuring expenses generally must be expensed subsequent to the acquisition date in the period in which the expenses are incurred and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense in the period in which the changes occur. SFAS No. 141(R)/ ASC Topic No. 805-10 applies prospectively to business combinations for which the acquisition date is on or after July 1, 2009, including our fiscal year 2010 acquisitions described in Note 3.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51*, which was primarily codified into ASC Topic No. 810-10, *Consolidations*. SFAS No. 160/ASC Topic No. 810-10 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160/ASC Topic No. 810-10 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. We adopted SFAS No. 160/ASC Topic No. 810-10 in fiscal year 2010 and have also given retrospective effect of this new accounting guidance to all prior periods presented. As a result, we now present the carrying amounts of the ownership interests in consolidated subsidiaries held by noncontrolling owners, to the extent that such ownership interests are not redeemable outside of our control, as a component of total stockholders' equity in the accompanying consolidated balance sheets as compared to how we presented these amounts outside of permanent equity prior to our adoption of SFAS No. 160/ASC Topic No. 810-10. Additionally, net income now includes net income attributable to noncontrolling interests as compared to the exclusion of net income attributable to the noncontrolling interests from net income prior to our adoption of SFAS No. 160/ASC Topic No. 810-10. Finally, we now present the accompanying consolidated statements of cash flows using net income as calculated pursuant to SFAS No. 160/ASC Topic No. 810-10.

At the March 12, 2008 Emerging Issues Task Force ("EITF") meeting, the SEC Observer announced revisions to Topic No. D-98, *Classification and Measurement of Redeemable Securities*, which was also primarily codified into ASC Topic No. 810-10, which provides SEC registrants with guidance on the financial statement classification and measurement of equity securities that are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The revised Topic No. D-98/ASC Topic No. 810-10 requires noncontrolling interests that are redeemable at the option of the holder to be recorded outside of permanent equity at fair value, and the redeemable noncontrolling interests to be adjusted to their fair value at each balance sheet date. Adjustments to the carrying amount of a noncontrolling interest from the application of Topic No. D-98/ASC Topic No. 810-10 are recorded to retained earnings (or additional paid-in-capital in the absence of retained earnings). As a result of our retrospective adoption of the revised provisions of Topic No. D-98/ASC Topic No. 810-10 in fiscal year 2010, we report the carrying amounts of the ownership interests in consolidated subsidiaries held by noncontrolling owners which are redeemable outside of our control at fair value and present these amounts as a mezzanine item in the accompanying consolidated balance sheets for all periods. We recorded to common shares the adjustment of the carrying value of the noncontrolling interests to fair value in the accompanying consolidated balance sheets.

The impact of our adoption of ASC Topic No. 810-10 on the previously reported consolidated balance sheets as of June 30, 2009 and 2008 was as follows (in thousands):

	As Previously Reported	Adjustment (Note 13)	Adoption of New Accounting Pronouncement	As Adjusted
Balances at June 30, 2009:				
Redeemable noncontrolling interests	$ —	$ —	$ 92,012	$ 92,012
Common shares	604,952	—	(78,405)	526,547
Accumulated other comprehensive income	6,319	561	(3,206)	3,674
Noncontrolling interests	17,330	—	(10,401)	6,929
Balances at June 30, 2008:				
Redeemable noncontrolling interests	$ —	$ —	$ 95,000	$ 95,000
Common shares	510,900	—	(72,989)	437,911
Accumulated other comprehensive income	65,565	1,560	(12,635)	54,490
Noncontrolling interests	15,429	—	(9,375)	6,054

New Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB reached a consensus on two new pronouncements: Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements*, and ASU No. 2009-14, *Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements*. ASU No. 2009-13 eliminates the requirement that all undelivered elements must have either (i) vendor specific objective evidence ("VSOE") or (ii) third-party evidence ("TPE") of stand-alone selling price before an entity can recognize the portion of the consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU No. 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new pronouncements are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact that the adoption of these pronouncements will have on our consolidated financial statements.

In June 2009, the FASB issued ASC Topic No. 810-10-05, *Consolidation*, which changes the approach to determining the primary beneficiary of a variable interest entity, and requires companies to more frequently assess whether they must consolidate variable interest entitites. ASC No. 810-10-05 is effective for annual periods beginning after November 15, 2009. We are currently evaluating the impact that the adoption of this pronouncement will have on our consolidated financial statements

3. Business Combinations

Acquisition of AUTOonline

On October 1, 2009, we acquired an 85% ownership interest in AUTOonline, a German limited liability company and provider of an eSalvage vehicle exchange platform in several European countries and Mexico, for cash payments totaling €59.5 million ($86.8 million). The acquisition of AUTOonline allows us to extend our core offering to now include the disposition of salvage vehicles. AUTOonline has been included in our EMEA segment. We have included the results of operations of AUTOonline in our consolidated results of operations from the acquisition date. Revenues and net income earned by AUTOonline were $22.6 million and $4.6 million, respectively, for the period from the acquisition date through June 30, 2010.

The remaining 15% ownership interest in AUTOonline held by the sellers is subject to a put-call option that may be exercised by any party beginning in fiscal year 2013, or earlier under certain circumstances. The redemption value of the option is equal to ten times AUTOonline's consolidated earnings before interest expense, income tax expense, depreciation and amortization, as set forth in the definitive share purchase agreement (the "AUTOonline EBITDA"), for the fiscal year ended prior to the exercise date, subject to adjustment under certain circumstances. On the acquisition date, we valued the 15% noncontrolling interest in AUTOonline at €10.5 million ($15.4 million) based on our purchase price for the 85% ownership interest. Because the AUTOonline noncontrolling interest is redeemable at other than fair value but is not currently redeemable, we are accreting the carrying value to the redemption value at each reporting period through the earliest redemption date. Accordingly, the carrying value of the AUTOonline noncontrolling interest represents the initial carrying amount, adjusted to reflect the noncontrolling interests' share of net income and dividends paid, plus periodic accretion. Additionally, if the redemption value of the AUTOonline noncontrolling interest were to exceed the fair value, the excess would result in an adjustment to the numerator in our calculation of net income per common share attributable to Solera Holdings, Inc. which could result in a decrease in our net income per share. At June 30, 2010, the fair value of the AUTOonline noncontrolling interest approximates its redemption value.

We have accounted for the acquisition of AUTOonline under the purchase method of accounting and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill, which is not expected to be deductible for foreign income tax purposes. Although a portion of the purchase price for 85% of AUTOonline was contingent, the contingency was satisfied in December 2009 and therefore we have included the full cash value of the contingent payments in the determination of the acquisition date purchase price. Of the purchase price for AUTOonline, we have allocated €54.6 million ($80.9 million) to goodwill and €16.8 million ($24.9 million) to identifiable intangible assets. The goodwill recorded in the acquisition is the result of the unique niche nature of AUTOonline's business and the well-established network of buyers and sellers.

The following table summarizes the final purchase price allocation for the acquisition of AUTOonline (in thousands):

Goodwill	$ 80,886
Intangibles assets	24,918
Cash acquired	3,618
Accounts receivable	4,379
Other assets acquired	6,371
Fair value of redeemable noncontrolling interest	(15,551)
Deferred income tax liability	(7,824)
Other liabilities assumed	(9,990)
Total	$ 86,807

Identifiable intangible assets acquired from AUTOonline were as follows:

	Value (in thousands)	Weighted Average Amortizable Life (in years)
Trademark	$17,513	Indefinite
Technology	3,110	5.0
Customer relationships	1,740	10.0
Non-compete agreements	2,546	3.5
Total	$24,909	5.7

We are amortizing the acquired identifiable intangible assets on an accelerated basis to reflect the pattern in which the economic benefits of the intangible assets are consumed.

We valued the purchased trademark and purchased technology assets under the income approach using the relief from royalty method, which assumes value to the extent that the acquired company is relieved of the obligation to pay royalties for the benefits received from them. We valued the purchased customer relationships asset under the income approach using the excess earnings methodology based upon estimated future discounted cash flows attributable to revenues projected to be generated from those customers. We valued the non-compete agreements under the income approach based on the estimated probability-adjusted lost cash flows if the non-compete agreements had not been executed.

We incurred $0.9 million of transaction costs, including legal and other fees, related to our acquisition of AUTOonline which are included in acquisition-related costs in the consolidated statement of operations for fiscal year 2010.

Acquisition of HPI

On December 19, 2008, we acquired 100% of the outstanding share capital of HPI, a leading provider of used vehicle validation services in the United Kingdom. Our acquisition of HPI enhances our delivery of decision support data and software applications to our customers. HPI will be included in our EMEA segment.

The total purchase price for the acquisition of HPI was approximately $123.1 million (£79.9 million), which consisted of cash paid at closing of $103.3 million (£67.1 million), acquisition-related expenses of $2.5 million (£1.6 million), and a subordinated note payable with a principal amount of $17.3 million (£11.3 million). The note accrues interest at 8.0% per annum, payable annually, and becomes due and payable in full on December 31, 2011, subject to certain acceleration events. We are required to make contingent future cash payments up to a maximum aggregate amount of approximately $7.4 million (£4.8 million) if HPI achieves certain financial performance targets through December 31, 2011. If earned, these contingent future cash payments will be recognized as additional goodwill once the contingency is resolved and the amounts are due and payable. All amounts are payable in Pound Sterling.

Under the purchase method of accounting, the total purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The results of operations of HPI are included in our consolidated results of operation from the acquisition date.

We allocated the purchase price to the tangible assets, liabilities, and identifiable intangible assets acquired, based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the aggregate fair values was recorded as goodwill. None of the goodwill value recorded as part of the acquisition of HPI will be deductible for foreign income tax purposes.

The following table summarizes the purchase price allocation for the acquisition of HPI (in thousands):

Goodwill	$ 63,166
Intangibles assets	69,626
Cash acquired	11,739
Accounts receivable	4,867
Property and equipment	5,478
Other current and noncurrent assets	712
Liabilities assumed	(12,957)
Deferred income tax liability	(19,551)
Total	$123,080

The purchase price allocated to acquired intangible assets and their respective amortizable lives are as follows:

	Value (in thousands)	Weighted Average Amortizable Life (in years)
Trademark	$16,482	Indefinite
Customer relationships	17,561	15.0
Technology	35,583	12.0
Total	$69,626	

The fair value assigned to purchased technology was determined by applying the income approach using the excess earnings methodology which involves estimating the future discounted cash flows to be derived from the currently existing technologies. The purchased trademark was valued using the income approach using the relief from royalty method, which assumes value to the extent that the acquired company is relieved of the obligation to pay royalties for the benefits received from them. The fair value assigned to the purchased customer list existing on the acquisition date was determined by applying the income approach using the excess earnings methodology based upon estimated future discounted cash flows attributable to revenues projected to be generated from those customers.

The following unaudited pro forma financial information assumes that the acquisition of HPI occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. Amounts are in thousands, except per share data.

	Fiscal Year Ended June 30,	
	2009	2008
	(unaudited)	
Revenues	$577,828	$590,693
Net income	62,539	6,763
Net income per share—basic	0.92	0.11
Net income per share—diluted	0.92	0.10

Other Acquisitions

During fiscal year 2010, we also acquired Softwaresysteme GTLDATA GmbH ("GTLDATA"), a provider of assessor management systems in Austria, and Market Scan Holding B.V. ("Market Scan"), a provider of data analytics software and services to the insurance industry in the Netherlands, for aggregate initial cash consideration of approximately €8.5 million ($11.8 million) and contingent future cash payments of up to €0.6 million ($0.7 million at June 30, 2010) that may be paid upon the achievement of certain financial performance and product-related targets, none of which were paid during fiscal year 2010. An additional upfront payment of €2.3 million ($3.0 million at June 30, 2010) was considered compensatory and therefore was excluded from the purchase price. This payment will be charged against net income as earned. Additional future cash payments of up to €2.8 million ($3.4 million at June 30, 2010) that may be paid upon the achievement of certain financial performance and product-related targets are considered compensatory and accordingly we will charge such payments against net income as earned. Of the initial purchase price of the acquisitions, approximately $6.1 million was allocated to goodwill and approximately $7.4 million was allocated to purchased software, customer relationships, and tradenames and trademarks. The weighted average amortizable life of intangible assets purchased in these acquisitions was 11.5 years.

During fiscal year 2009, we also acquired UC Universal Consulting Software Gmbh ("UCS"), a German provider of software and services to collision repair facilities, and Inpart Services Ltda. ("Inpart"), a Brazilian company that provides an internet-based auto part supplier application to auto insurance companies, for aggregate initial cash consideration of approximately $7.0 million and contingent future cash payments of up to approximately $6.5 million. If earned, these contingent future cash payments will be recognized as additional goodwill once the contingency is resolved and the amounts are due and payable. Of the initial purchase price of the acquisitions, approximately $4.5 million was allocated to goodwill and approximately $4.3 million was allocated to purchased intangible assets, including purchased technology, purchased customer relationships, trademarks and non-compete agreements. The weighted average amortizable life of intangible assets purchased in the acquisitions of UCS and Inpart was 9.0 years.

All entities have been included in our results of operations from the respective acquisition dates.

Contingent Purchase Consideration

In connection with the acquisition of HPI in December 2008, we are required to make contingent cash payments up to a maximum aggregate amount of £4.8 million ($7.3 million at June 30, 2010) if HPI achieves certain annual financial performance targets through December 31, 2011, of which £1.2 million ($1.9 million) was paid during fiscal year 2010. Additionally, in connection with other acquisitions, we are required to make contingent future cash payments of up to a maximum aggregate amount of approximately $8.6 million, of which approximately $3.8 million relates to acquisitions completed in fiscal year 2010 and the remainder relates to an acquisition completed prior to fiscal year 2010. The contingent purchase consideration becomes payable based on the acquired business's achievement of certain financial performance and product-related targets.

Approximately $2.3 million of the contingent future cash payments related to acquisitions completed prior to fiscal year 2010, including HPI, have been earned and paid through June 30, 2010, and were recognized as additional goodwill.

4. Goodwill and Intangible Assets

Intangible Assets

Intangible assets consist of the following (in thousands):

	June 30, 2010			June 30, 2009		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortized intangible assets:						
Internally developed software	$ 16,094	$ 2,257	$ 13,837	$ 32,678	$ 16,794	$ 15,884
Purchased customer relationships	199,404	102,041	97,363	206,375	85,755	120,620
Purchased tradenames and trademarks	16,007	15,958	49	16,144	12,650	3,494
Purchased software and database technology	312,861	184,776	128,085	312,103	147,679	164,424
Other	5,269	161	5,108	781	36	745
	$549,635	$305,193	$244,442	$568,081	$262,914	$305,167
Intangible assets not subject to amortization:						
Purchased tradenames and trademarks with indefinite lives	31,050	—	31,050	17,676	—	17,676
	$580,685	$305,193	$275,492	$585,757	$262,914	$322,843

Amortization of intangible assets totaled $67.2 million, $68.8 million and $77.7 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Estimated amortization expense related to intangible assets subject to amortization at June 30, 2010 for the next five years is as follows (in thousands):

2011	$ 57,234
2012	47,599
2013	37,784
2014	25,986
2015	20,164
Thereafter	55,675
Total	$244,442

Goodwill

The following table summarizes the activity in goodwill for the fiscal year ended June 30, 2010 and June 30, 2009 (in thousands):

	Balance at Beginning of Year	Current Year Acquisitions	Other (1)	Foreign Currency Translation Effect	Balance at End of Year
Year Ended June 30, 2010:					
EMEA	$560,490	$86,961	$1,853	$(104,170)	$545,134
Americas	90,609	—	10	(44)	90,575
Total	$651,099	$86,961	$1,863	$(104,214)	$635,709
Year Ended June 30, 2009:					
EMEA	$557,084	$66,285	$ —	$ (62,879)	$560,490
Americas	89,014	1,850	67	(322)	90,609
Total	$646,098	$68,135	$ 67	$ (63,201)	$651,099

(1) Primarily represents the payment of the initial £1.2 million ($1.9 million) contingent cash payment to the sellers of HPI.

We have not recognized any goodwill impairment losses to date.

5. Restructuring Initiatives

The objectives of our restructuring initiatives have been to eliminate waste and improve operational efficiencies. The restructuring reserves are included in accrued expenses and other current liabilities and in other noncurrent liabilities in the accompanying consolidated balance sheets. All amounts incurred in connection with our restructuring activities are recorded in restructuring charges, asset impairments and other costs associated with exit or disposal activities in the accompanying consolidated statements of operations.

The following table summarizes the activity in the restructuring reserves for fiscal years 2010 and 2009 (in thousands):

	Employee Termination Benefits	Lease-Related Charges	Other Charges	Total
Balance at June 30, 2008	$11,953	$ 2,609	$ —	$14,562
Restructuring charges	4,516	—	—	4,516
Cash payments	(7,440)	(531)	—	(7,971)
Other (1)	849	—	—	849
Effect of foreign exchange	(990)	—	—	(990)
Balance at June 30, 2009	8,888	2,078	—	10,966
Restructuring charges	(486)	2,939	1,983	4,436
Cash payments	(6,441)	(2,001)	(226)	(8,668)
Other (1)	—	1,701	39	1,740
Effect of foreign exchange	(110)	—	—	(110)
Balance at June 30, 2010	$ 1,851	$ 4,717	$1,796	$ 8,364

(1) Primarily represents the reclassification of an existing unfavorable lease liability.

In April 2009, we initiated a restructuring plan in our Americas segment (the "Americas 2009 Restructuring Plan"). The primary objective of the Americas 2009 Restructuring Plan was the relocation of certain business delivery and general and administrative functions to our corporate headquarters in San Diego, California, the relocation of certain business delivery functions to San Diego and Mexico, and the closure of our facility in San Ramon, California. Under the Americas 2009 Restructuring Plan, we anticipate terminating approximately 124 employees and incurring expenses related to termination benefits of approximately $3.2 million, of which $0.2 million remains unpaid at June 30, 2010. The remaining unpaid termination benefits under the Americas 2009 Restructuring Plan are expected to be paid in fiscal year 2011. Additionally, in December 2009, we vacated our leased facility in San Ramon and, as a result, incurred net charges of $2.9 million for the fiscal year ended June 30, 2010 representing the remaining lease obligations, net of estimated future sublease income. At June 30, 2010, the remaining lease-related restructuring liability under the Americas 2009 Restructuring Plan was $2.8 million, which we will pay through July 2013. We also incurred charges of $1.9 million during the fiscal year ended June 30, 2010 related to a vendor contract that, as a result of the implementation of the Americas 2009 Restructuring Plan, we do not expect to provide a future economic benefit. At June 30, 2010, the remaining liability under the vendor contract was $1.7 million, which we will pay through fiscal year 2014.

In June 2008, we initiated a restructuring plan in our EMEA segment (the "EMEA 2008 Restructuring Plan"), the objective of which to create a more efficient and flexible employee workforce. Under the EMEA 2008 Restructuring Plan, we terminated approximately 64 employees and incurred termination benefits of approximately $8.3 million, of which $1.2 million remains unpaid at June 30, 2010. We expect to pay the remaining unpaid termination benefits under the EMEA 2008 Restructuring Plan through fiscal year 2011. Of the termination benefits incurred under the EMEA 2008 Restructuring Plan, approximately $0.8 million resulted from the termination of 14 employees in connection with an acquisition and, accordingly, was recorded as a component of goodwill as of the acquisition date. During the fiscal year ended June 30, 2010, we reversed approximately $2.3 million of previously accrued restructuring charges related to the EMEA 2008 Restructuring Plan as a result of the completion of restructuring actions under the plan.

In fiscal year 2007, we initiated restructuring plans in our Americas and EMEA segments (the "2007 Restructuring Plans"). Under the 2007 Restructuring Plans, as of June 30, 2010, we have a remaining lease-related restructuring liability of $1.8 million, which we will pay through July 2013, and employee termination benefits of $0.3 million, which will we will pay in fiscal year 2011.

The following table summarizes restructuring charges, asset impairments and other costs associated with exit or disposal activities for the periods presented (in thousands):

	Americas Restructuring 2009 Plan	Americas Restructuring 2008 Plan	EMEA Restructuring 2008 Plan	2007 Restructuring Plans	Other	Total
Fiscal Year Ended June 30, 2010:						
Employee termination benefits	$1,793	$ (2)	$(2,277)	$ —	$ —	$ (486)
Lease-related charges	2,619	—	—	320	—	2,939
Other charges	1,983	—	—	—	—	1,983
Total restructuring charges	6,395	(2)	(2,277)	320	—	4,436
Asset impairment charges	1,149	—	—	—	—	1,149
Other costs associated with exit or disposal activities	—	—	—	—	325	325
Total restructuring charges, asset impairments, and other costs associated with exit or disposal activities	$7,544	$ (2)	$(2,277)	$ 320	$325	$ 5,910
Fiscal Year Ended June 30, 2009:						
Employee termination benefits	$1,503	$1,847	$ —	$ 142	$ —	$ 3,492
Total restructuring charges	1,503	1,847	—	142	—	3,492
Asset impairment charges	460	—	—	—	—	460
Total restructuring charges, asset impairments, and other costs associated with exit or disposal activities	$1,964	$1,847	$ —	$ 142	$ —	$ 3,952
Fiscal Year Ended June 30, 2008:						
Employee termination benefits	$ —	$1,751	$ 9,515	$1,672	$ —	$12,938
Lease-related charges	—		—	348	—	348
Total restructuring charges, asset impairments, and other costs associated with exit or disposal activities	$ —	$1,751	$ 9,515	$2,020	$ —	$13,286

6. Other Financial Statement Captions

Property and equipment

Property and equipment, net consists of the following (in thousands):

	June 30,	
	2010	2009
Land and buildings	$ 16,826	$ 19,708
Machinery and equipment	3,409	3,672
Furniture and fixtures	4,225	5,005
Data processing equipment	23,502	19,153
Leasehold improvements	19,728	15,251
Software licenses	18,659	17,562
Capitalized leases of machinery and equipment	2,481	2,516
	88,830	82,867
Less: Accumulated depreciation	(35,575)	(32,083)
Property and equipment, net	$ 53,255	$ 50,784

Depreciation expense was $21.8 million, $17.3 million and $17.6 million for fiscal years 2010, 2009 and 2008, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	June 30,	
	2010	2009
Accrued compensation	$ 36,177	$ 36,634
Accrued non-income based taxes	16,685	13,177
Customer deposits and advance payments	14,342	12,735
Accrued restructuring, net of noncurrent portion	4,339	8,403
Other	32,378	33,465
Accrued expenses and other current liabilities	$103,921	$104,414

Other (income) expense, net

Other (income) expense, net consists of the following (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Interest income	$(1,880)	$ (3,606)	$(3,656)
Net realized and unrealized gains on derivative instruments	—	(10,599)	(832)
Foreign exchange (gains) losses	5,844	(1,179)	(4,793)
Other	—	(272)	(237)
Other (income) expense, net	$ 3,964	$(15,656)	$(9,518)

7. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

		Fair Value Measurements at June 30, 2010 Using:		
	Fair Value at June 30, 2010	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$240,522	$240,522	$ —	$ —
Restricted cash (1)	5,409	5,409	—	—
Derivative financial instruments (2)	12,113	—	12,113	—
Accrued contingent purchase consideration (4)	732	—	—	732
Redeemable noncontrolling interests (3)	81,641	—	—	81,641

		Fair Value Measurements at June 30, 2009 Using:		
	Fair Value at June 30, 2009	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$223,420	$223,420	$ —	$ —
Short-term investments	11,941	11,941	—	—
Restricted cash (1)	3,448	3,448	—	—
Derivative financial instruments (2)	22,894	—	22,894	—
Redeemable noncontrolling interests	92,012	—	—	92,012

(1) Included in other current assets and other noncurrent assets in the accompanying consolidated balance sheet. The restricted cash primarily relates to funds held in escrow for the benefit of customers, facility lease deposits and payments for business combinations that are held in escrow.

(2) Included in other noncurrent liabilities in the accompanying consolidated balance sheet.

(3) Does not include the redeemable noncontrolling interest of AUTOonline, which is not measured at fair value on a recurring basis.

(4) Included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

Cash and cash equivalents and restricted cash. Our cash and cash equivalents, and restricted cash, primarily consist of bank deposits, money market funds and bank certificates of deposit. The fair value of the our cash and cash equivalents, short-term investments and restricted cash are determined using quoted market prices for identical assets (Level 1 inputs).

Derivative financial instruments. Our derivative financial instruments at June 30, 2010 and 2009 consisted entirely of interest rate swaps. We estimate the fair value of its interest rate swaps using industry standard valuation techniques to extrapolate future reset rates from period-end yield curves and standard valuation models based on a discounted cash flow model. Market-based observable inputs including spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models (Level 2 inputs).

Accrued contingent purchase consideration. We accrue contingent future cash payments related to acquisitions completed in fiscal year 2010 at fair value as of the acquisition date and remeasure them at fair value at each reporting date. We estimate the fair value of future contingent purchase consideration based on the weighted probabilities of potential future payments that would be earned upon achievement by the acquired business of certain financial performance and product-related targets. We determined such probabilities using information as of the reporting date, including recent financial performance of the acquired business (Level 3 inputs). The fair value of accrued contingent purchase consideration did not change significantly during fiscal year 2010.

Redeemable noncontrolling interests. We estimate the fair value of our noncontrolling interests through an income approach, utilizing a discounted cash flow model, and a market approach, which considers comparable companies and transactions (Level 3 inputs).

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. For our calculation, we determined the multiples based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

The following table summarizes the activity in redeemable noncontrolling interests which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

	Fiscal Year Ended June 30,	
	2010	2009
Balance at beginning of period	$ 92,012	$ 95,000
Net income attributable to redeemable noncontrolling interests	5,853	5,492
Change in fair value	1,958	5,419
Dividends paid to noncontrolling owners	(3,276)	(3,539)
Effect of foreign exchange	(14,906)	(10,360)
Balance at end of period	$ 81,641	$ 92,012

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We performed our fiscal year 2010 annual goodwill and indefinite-lived intangible asset impairment assessment on April 1, 2010. We test goodwill for impairment at a reporting unit level and determine the fair value of our reporting units through an income approach and a market approach. We determine fair value of our indefinite-lived intangible assets at the unit of accounting level primarily under an income approach. The income approach used in each of the impairment assessments utilizes a discounted cash flow model. The market approach considers comparable companies and transactions.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each reporting unit. For our calculation, we determined the multiples based on a selection of comparable companies and acquisition transactions, discounted for each reporting unit to reflect the relative size, diversification and risk of the reporting unit in comparison to the indexed companies and transactions.

In our annual goodwill and indefinite-lived intangible asset impairment assessments for fiscal year 2010, we concluded that the fair values of the reporting units to which goodwill was assigned and the fair value of our indefinite-lived intangible assets exceeded their respective carrying values and, accordingly, the assets were not impaired.

Fair Value of Other Financial Instruments

The carrying amounts of certain of our financial instruments, including accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts of our senior secured credit facility approximate fair value due to the facility's variable interest rate. The estimated fair value of the note issued to the seller in connection with our acquisition of HPI was approximately $19.2 million and $20.1 million at June 30, 2010 and 2009, respectively, which was determined using a discounted cash flow model.

8. Derivative Financial Instruments

In the normal course of business, we are exposed to interest rate changes and foreign currency fluctuations. We limit interest rate risks through the use of derivatives such as interest rate swaps. Derivatives are not used for speculative purposes. We do not hedge our exposure to foreign currency risks.

The following table summarizes the fair value of our derivative financial instruments, which are included in other noncurrent liabilities in the accompanying consolidated balance sheet (in thousands):

	June 30, 2010	June 30, 2009
U.S. dollar interest rate swaps	$ 7,672	$13,271
Euro interest rate swaps	4,441	9,623
Total	$12,113	$22,894

We designated and documented these interest rate swaps at their inception as cash flow hedges for floating rate debt and are evaluated for effectiveness quarterly. We report the effective portion of the gain or loss on these hedges as a component of accumulated other comprehensive income (loss) in stockholders' equity and reclassified them into earnings when the hedged transaction affects earnings. We recognize the ineffective portion of these cash flow hedges in interest expense. We determined the estimated fair values of our derivatives using industry standard valuation techniques and standard valuation models and such estimated fair values may not be representative of actual values that could have been realized or that will be realized in the future.

The following table summarizes our interest rate swaps as of June 30, 2010 (in thousands):

Type	Fixed Rate	Start Date of Swap	End Date of Swap	Notional Amount Outstanding
U.S. dollar interest rate swap	5.4450%	06/29/2007	6/30/2011	$50,000
U.S. dollar interest rate swap	5.4180%	06/29/2007	6/30/2011	$46,315
U.S. dollar interest rate swap	5.4450%	06/29/2007	6/30/2011	$75,000
Euro interest rate swap	4.6030%	06/29/2007	9/30/2010	€ 8,278
Euro interest rate swap	4.6790%	06/29/2007	6/30/2011	€42,737
Euro interest rate swap	4.6850%	06/29/2007	6/30/2011	€60,000

The following table summarizes the effect of the interest rate swaps on the consolidated statements of operations and accumulated other comprehensive income (loss) ("AOCI") (in thousands):

Derivative Financial Instruments	Loss Recognized in AOCI on Derivatives (1)	Location of Loss Reclassified from AOCI into Income (1)	Loss Reclassified from AOCI into Income (1)	Location of Gain (Loss) Recognized in Income on Derivatives (2)	Gain (Loss) Recognized in Income on Derivatives (2)
Fiscal year Ended June 30, 2010:					
U.S. dollar interest rate swaps	$ (3,780)	Interest Expense	$ (9,298)	Interest Expense	$ (11)
Euro interest rate swaps	(1,856)	Interest Expense	(6,940)	Interest Expense	16
Total	$ (5,636)		$(16,238)		$ 5
Fiscal Year Ended June 30, 2009:					
U.S. dollar interest rate swaps	$(10,426)	Interest Expense	$ (5,958)	Interest Expense	$(354)
Euro interest rate swaps	(14,356)	Interest Expense	(2,175)	Interest Expense	29
Total	$(24,782)		$ (8,133)		$(325)

(1) Effective portion.

(2) Ineffective portion and amount excluded from effectiveness testing.

9. Long-Term Debt

Long-term debt consists of the following (in thousands):

	June 30, 2010	June 30, 2009
Senior secured domestic term loan due May 2014	$214,260	$216,475
Senior secured european term loan due May 2014	312,245	363,020
Subordinated note payable due December 2011	16,955	18,585
Total debt	543,460	598,080
Less: Current portion	5,442	5,880
Long-term portion	$538,018	$592,200

Future minimum principal payments on our outstanding debt as of June 30, 2010 are as follows (in thousands):

2011	$ 5,442
2012	22,401
2013	5,444
2014	510,173
Total	$543,460

Senior Secured Credit Facilities

In May 2007, we entered into the Amended and Restated First Lien Credit and Guaranty Agreement with a syndicate of commercial lenders, which provides us with the following borrowing commitments: a $50 million senior secured revolving credit facility (the "Revolving Credit Facility"), a $230.0 million senior secured domestic term loan (the "Domestic Term Loan") and a €280 million senior secured European term loan (the "European Term Loan").

The Domestic Term Loan and European Term Loan require quarterly minimum principal payments with the remaining unpaid balance due in full in May 2014. Voluntary prepayments are allowed under specified conditions and mandatory prepayments and commitment reductions are required upon the occurrence of certain events, including, among others, sales of assets, receipts of insurance or condemnation proceeds, excess cash flow and issuances of debt and equity securities. Future quarterly minimum principal payments will be reduced upon a voluntary prepayment. Due to voluntary principal prepayments made during fiscal year 2008, the quarterly minimum principal payments on the Domestic Term Loan and European Term Loan decreased to $0.6 million and €0.7 million, respectively.

Borrowings under the Amended and Restated First Lien Credit and Guaranty Agreement bear interest, to be reset at our option, at a rate determined by the sole lead arranger of the syndicate of commercial lenders equal to the offer rate on dollars based on the British Bankers' Association Settlement Rate for deposits or the offer rate on the Euro from the Banking Federation of the European Union. In the event such rates are not available, borrowings bear interest at the offered quotation rate to first class banks in the London inter-bank market or European inter-bank market by Citibank USA Inc. for deposits, respectively, in each case, plus an applicable margin that varies based upon our consolidated leverage ratio, as defined in the agreement. At June 30, 2010, the interest rates on the Domestic Term Loan and European Term Loan were 2.3% and 2.5%, respectively. Interest is payable quarterly.

The costs incurred in relation to the Amended and Restated First Lien Credit and Guaranty Agreement, which totaled $4.4 million, were deferred and are included in other noncurrent assets in the consolidated balance sheet. We amortize these debt origination fees to interest expense over the expected term of the Amended and Restated First Lien Credit and Guaranty Agreement using the straight line method.

The obligations under the Amended and Restated First Lien Credit and Guaranty Agreement are secured by substantially all of our assets. The Amended and Restated First Lien Credit and Guaranty Agreement contains certain covenants including, among others, requirements related to financial reporting, maintenance of operations, compliance with applicable laws and regulations, maintenance of interest rate protection and compliance with specified financial covenants, as well as restrictions related to liens, investments, business combinations, additional indebtedness, dispositions of assets or subsidiary interests, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures and certain other changes in the business. The Amended and Restated First Lien Credit and Guaranty Agreement also contains a leverage ratio, which is applicable only to the revolving loans and applies only if at least $10 million of revolving loans, including outstanding letters of credit, are outstanding for at least 10 days during the prior fiscal quarter. We are in compliance with its specified financial covenants at June 30, 2010.

Pursuant to agreements entered into prior to our acquisition of the Claim Services Group from Automatic Data Processing, Inc., the noncontrolling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. We do not have any indication that the exercise of these redemption rights is probable within the next twelve months. Further, we do not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercised their redemption rights, we believe that we have sufficient liquidity to fund such redemptions but such redemptions may require a waiver under our senior secured credit facility. Obtaining such a waiver would be subject to conditions prevalent in the capital markets at that time, and could involve changes to the terms of our senior secured credit facility, including changes that could result in our incurring additional interest expense. If we were not able to obtain such a waiver, we could be in breach of our senior secured credit facility or in breach of our agreements with the noncontrolling stockholders.

We also have a Second Lien Credit and Guaranty Agreement with a syndicate of commercial lenders, which provides us with a commitment for an additional €165.0 million European term loan (the "European Second Lien Term Loan").

Subordinated Note Payable

In connection with the acquisition of HPI in December 2008, we issued a subordinated note payable with a principal amount of £11.3 million ($17.0 million at June 30, 2010). The note accrues interest at 8.0% per annum, payable annually, and becomes due and payable in full on December 31, 2011, subject to certain acceleration events.

10. Share-Based Compensation

During fiscal year 2010, we granted stock options and restricted stock units to our employees and members of our board of directors under our 2008 Omnibus Equity Incentive Plan (the "2008 Plan"), which was approved by our stockholders in November 2008. Stock options are granted at exercise prices equal to the fair market value of our common stock on the date of grant, generally vest ratably over four years and have a term of 7 years. Restricted stock unit grants generally vest ratably over four years. Upon stockholder approval of the 2008 Plan, we ceased granting awards under the 2007 Long-Term Equity Incentive Plan (the "2007 Plan") and the remaining shares available for grant under the 2007 Plan were added to the shares authorized for grant under the 2008 Plan. Additionally, any awards previously granted under the 2007 Plan that expire unexercised or are forfeited are added to the shares authorized for grant under the 2008 Plan. At June 30, 2010, 10.9 million shares remain available for future grant of awards under the 2008 Plan.

We also have an employee stock purchase plan ("the ESPP") that allows eligible employees to purchase shares of common stock at a price equal to 95% of the lower of the fair market value of the common stock at the beginning or end of each six-month offering period. We have reserved for issuance 1.5 million shares of our common stock under the ESPP. During fiscal years 2010 and 2009, we issued approximately 16,000 and 23,000 shares, respectively, of our common stock under the ESPP. At June 30, 2010, approximately 1.4 million shares remain available for future grant of awards under the ESPP.

In November 2006, we adopted the 2006 Securities Purchase Plan, under which and pursuant to securities purchase agreements, 24 employees purchased common equity interests that were converted into approximately 740,000 shares of our common stock. The shares of stock held by these employees remains subject to vesting over a five-year period, and unvested shares remain, under certain circumstances, subject to repurchase by us or by affiliates of GTCR Golder Rauner II, LLC. No additional equity will be issued under this plan.

Share-Based Award Activity

The following table summarizes restricted common shares subject to repurchase and restricted stock unit activity during fiscal year 2010 (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Nonvested at June 30, 2009	657	$13.60
Granted	208	$31.90
Vested	(377)	$14.48
Forfeited	(34)	$19.42
Nonvested at June 30, 2010	454	$20.77

The following table summarizes stock option activity during fiscal year 2010:

	Number of Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at June 30, 2009	1,463	$23.06		
Granted	768	$30.91		
Exercised	(316)	$22.11		
Canceled	(115)	$21.82		
Outstanding at June 30, 2010	1,800	$26.65	7.0	$20,557
Exercisable at June 30, 2010	412	$23.10	7.4	$ 6,164

Of the stock options outstanding at June 30, 2010, approximately 1.7 million are vested and expected to vest.

Cash received from the exercise of stock options was $6.9 million during fiscal year 2010. The intrinsic value of stock options exercised during fiscal years 2010 and 2009 totaled $4.1 million and $0.8 million, respectively. The intrinsic value of stock options exercised during fiscal year 2008 was not significant.

Valuation of Share-Based Awards

We utilized the Black-Scholes option pricing model for estimating the grant date fair value of stock options with the following assumptions:

	Risk-Free Interest Rate	Expected Term (in years)	Weighted Average Expected Stock Price Volatility	Expected Dividend Yield	Weighted Average Per Share Grant Date Fair Value
Fiscal year 2010	2.2%	4.7	30%	0.9%	$8.22
Fiscal year 2009	3.2%	6.1	27%	—	$7.92
Fiscal year 2008	3.2%	6.1	27%	—	$9.03

We based the risk-free interest rates on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. Because we have a limited history of stock option exercises, we calculated the expected award life as the average of the contractual term and the vesting period. We determined the expected volatility based on a combination of implied market volatilities, our historical stock price volatility and other factors. The dividend yield is based on our quarterly dividend of $0.0625 per share declared and paid during the fiscal year ended June 30, 2010.

We based the fair value of restricted common shares subject to repurchase and restricted stock units on the market price of our common stock on the date of grant which approximates the intrinsic value.

Share-Based Compensation Expense

Share-based compensation expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations, was $9.6 million, $6.7 million and $4.8 million for fiscal years 2010, 2009 and 2008, respectively. At June 30, 2010, the estimated total remaining unamortized share-based compensation expense, net of forfeitures, was $19.5 million which is expected to be recognized over a weighted-average period of 2.6 years.

11. Employee Benefit Plans

Defined Benefit Pension Plans

Our foreign subsidiaries sponsor various defined benefit pension plans and individual defined benefit arrangements covering certain eligible employees. The benefits under these pension plans are based on years of service and compensation levels. Funding is limited to statutory requirements. The measurement date for all plans is June 30 of each fiscal year.

The change in benefit obligations and plan assets as well as the funded status of our foreign pension plans were as follows (in thousands):

	June 30, 2010	June 30, 2009
Change in plan assets:		
Fair value of plan assets—beginning of year	$ 70,976	$71,768
Actual return on plan assets	3,621	1,944
Employer contributions	3,319	3,681
Participant contributions	835	762
Benefits and expenses paid	(4,148)	(708)
Settlement	(3,080)	—
Foreign currency exchange rate changes	(6,076)	(6,471)
Fair value of plan assets—end of year	65,447	70,976
Change in benefit obligation:		
Benefit obligation—beginning of year	$ 71,057	$76,920
Service cost	2,636	2,748
Interest cost	3,769	3,399
Participant contributions	835	762
Actuarial loss (gain)	12,851	(5,104)
Benefits and expenses paid	(4,148)	(708)
Settlement	(3,080)	—
Foreign currency exchange rate changes	(6,975)	(6,960)
Projected benefit obligation—end of year	$ 76,945	$71,057
Funded status—plan assets less benefit obligation	$(11,498)	$ (81)
Unrecognized net actuarial (gain) loss due to experience different than assumed	—	—
Accrued pension liability	$(11,498)	$ (81)

We recognized the following amounts in the consolidated balance sheets (in thousands):

	June 30, 2010	June 30, 2009
Noncurrent assets	$ —	$ 2,271
Noncurrent liabilities	(11,498)	(2,352)
Net asset (obligation)	$(11,498)	$ (81)

Recognized in accumulated other comprehensive income (loss) (in thousands):

	June 30, 2010	June 30, 2009
Net gain (loss)	$(2,418)	$9,511
Accumulated other comprehensive income (loss)	$(2,418)	$9,511

Changes recognized in accumulated other comprehensive income (loss) (in thousands):

	June 30, 2010	June 30, 2009
Actuarial gain (loss), net	$(12,014)	$4,065
Foreign currency exchange rate changes	412	(482)
Amounts recognized as components of period benefit cost:		
Amortization or settlement recognition of net gain	(327)	(110)
Net gain (loss)	$(11,929)	$3,473

The accumulated benefit obligation for all defined benefit pension plans was $71.2 million and $66.4 million at June 30, 2010 and 2009, respectively.

Information for our pension plans with accumulated benefit obligations in excess of plan assets were as follows (in thousands):

	June 30,	
	2010	2009
Projected benefit obligation	$76,945	$71,057
Accumulated benefit obligation	71,196	66,380
Fair value of plan assets	65,447	70,976

The components of net pension expense were as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Service cost—benefits earned during the period	$ 2,635	$ 2,748	$ 3,400
Interest cost on projected benefits	3,769	3,399	3,300
Expected return on plan assets	(2,784)	(2,982)	(3,000)
Amortization or settlement recognition of net gain	(327)	(109)	—
	$ 3,293	$ 3,056	$ 3,700

General assumptions used to determine the actuarial present value of benefit obligations were:

	Fiscal Years Ended June 30,		
	2010	2009	2008
Discount rate	4.30%	5.36%	5.07%
Rate of compensation increase	2.15	2.13	2.19

General assumptions used to determine the net pension expense were:

	Fiscal Year Ended June 30,		
	2010	2009	2008
Discount rate	5.36%	5.07%	4.22%
Expected long-term rate of return on assets	4.14	4.62	4.43
Rate of compensation increase	2.15	2.16	2.02

We base the discount rate upon published rates for high quality fixed income investments that produce cash flows that approximate the timing and amount of expected future benefit payments. We determine the weighted-average long-term expected rate of return on assets based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

The plan assets of the pension plans are the liability of insurance companies and benefit payments are fully insured. The insurance companies invest the plan assets in accordance with the terms of the insurance companies' guidelines and we have no control over the investment decisions made by the insurance companies.

The fair values for the pension plans by asset category at June 30, 2010 are as follows (in thousands):

	Fair Value at June 30, 2010	% of Fair Value	Fair Value Measurements at June 30, 2010 Using: Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed income:					
Insurance contracts	65,447	100%	—	65,447	—

We estimate the fair value of the insurance contracts based on contributions made, distributions to employees, and the rate of return on the plan assets as guaranteed by the insurance contracts.

The contributions for the fiscal years ended June 30, 2010, 2009 and 2008 were $3.3 million, $3.7 million and $4.1 million, respectively. The minimum required contributions and expected contributions to our pension plans are $2.9 million for fiscal year 2011.

Expected future benefit payments as of June 30, 2010 are as follows (in thousands):

2011	$ 3,111
2012	1,729
2013	2,185
2014	2,413
2015	2,685
2016 – 2020	16,636

The expected benefits to be paid are based on the same assumptions used to measure our pension plans' benefit obligation at June 30, 2010 and include estimated future employee service.

Defined Contribution Retirement and Savings Plans

We have a qualifying 401(k) defined contribution plan that covers most of our domestic employees and provides matching contributions under various formulas. For the fiscal years ended June 30, 2010, 2009 and 2008, we incurred $1.2 million, $1.2 million and $1.4 million, respectively, in costs related to the 401(k) plan Company matching contributions.

Our foreign subsidiaries have defined contribution plans that cover certain international employees and provide matching contributions under various formulas. For the fiscal years ended June 30, 2010, 2009 and 2008, we incurred $4.4 million, $3.6 million and $3.3 million, respectively, in costs related to our foreign defined contribution plans Company matching contributions.

12. Related Party Transactions

Certain noncontrolling stockholders of our international subsidiaries are also commercial purchasers and users of our software and services. Revenue transactions with all of the individual noncontrolling stockholders in the aggregate represent less than 10% of consolidated revenue for fiscal years 2010 and 2009, respectively, and aggregate accounts receivable from the noncontrolling stockholders represent less than 10% of consolidated accounts receivable at June 30, 2010 and 2009, respectively. The corresponding amounts for fiscal year 2008 were less than 5%.

13. Income Taxes

The components of income (loss) before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Domestic	$ 1,704	$ 6,568	$(19,821)
Foreign	124,638	86,233	61,997
	$126,342	$92,801	$ 42,176

The income tax provision by jurisdiction are as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	2009	2008
Current:			
Federal	$ 40	$ 60	$ 1,829
Foreign	37,530	34,117	25,698
State	796	1,100	2,193
Total current	38,366	35,277	29,720
Deferred:			
Federal	—	—	17,501
Foreign	(6,195)	(9,109)	(11,767)
State	—	—	(348)
Total deferred	(6,195)	(9,109)	5,386
Total income tax provision	$32,171	$26,168	$ 35,106

A reconciliation between our effective tax rate on income before income tax provision and the U.S. federal statutory rate is as follows (amounts in thousands):

	Fiscal Years ended June 30,					
	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax provision at U.S. statutory rate	$ 44,220	35.0%	$32,480	35.0%	$14,762	35.0%
(Increase) decrease in provision from:						
State taxes, net of federal tax benefit	401	0.3%	506	0.5%	(64)	(0.2)%
Foreign tax rate differential	(18,772)	(14.9%)	(7,457)	(8.0%)	(2,312)	(5.5)%
Impact on deferred taxes due to increase (reduction) due to change in tax rate	1,491	1.2%	(147)	(0.2)%	(8,351)	(19.8)%
Change in valuation allowance	20,528	16.2%	(214)	(0.2)%	28,945	68.6%
Withholding taxes	1,498	1.2%	512	0.6%	1,872	4.4%
Stock-based compensation	646	0.5%	45	0.0%	561	1.3%
Dividend	9,704	7.7%	—	—	—	—
Foreign tax credits	(28,312)	(22.4)%	1,057	1.1%	—	—
Other	767	0.7%	(614)	(0.6)%	(307)	(0.6)%
Total income tax provision	$ 32,171	25.5%	$26,168	28.2%	$35,106	83.2%

The significant components of deferred income tax assets and liabilities are as follows (in thousands):

	June 30,	
	2010	2009
Deferred income tax assets:		
Accrued expenses not currently deductible	$ 14,977	$ 10,717
Depreciation and amortization	2,447	199
Net operating losses and tax credit carryforwards	22,535	29,700
Intangible assets	13,937	12,802
Foreign tax credits	24,001	2,150
Other	3,719	2,040
	81,616	57,608
Less: Valuation allowances	(68,665)	(51,228)
Deferred income tax assets, net	12,951	6,380
Deferred income tax liabilities:		
Intangible assets	34,623	35,202
Other	7,527	4,516
Deferred income tax liabilities	42,150	39,718
Net deferred income tax liabilities	$(29,199)	$(33,338)

We have U.S. federal, state and foreign net operating loss carryforwards of approximately $3.3 million, $41.0 million and $77.3 million, respectively, at June 30, 2010. We also have U.S. federal and state research and development tax credit carryforwards of approximately $1.9 million and $4.1 million, respectively, and foreign tax credit carryforwards of $26.4 million at June 30, 2010. The U.S. federal, state and foreign net operating loss carryforwards begin to expire primarily in years 2026, 2012 and 2016, respectively. The U.S. federal and state research and development tax credit carryforwards begin to expire in 2026. The foreign tax credit carryforwards begin to expire in 2016.

Utilization of our U.S. federal and certain state net operating loss and tax credit carryovers may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

We have recorded valuation allowances for deferred tax assets of $68.7 million and $51.2 million at June 30, 2010 and 2009, respectively. Depending upon future circumstances, if the valuation allowance is fully realized, up to $4.7 million could increase accumulated other comprehensive income (loss) and the remainder will reduce income tax expense.

The increase in the valuation allowance during fiscal year 2010 is primarily attributed to operating results, a material amount of originating U.S. foreign tax credits and certain intercompany distribution activities. We establish and maintain valuation allowances for deferred tax assets if it is more likely than not that the deferred tax assets will not be realized as an income tax benefit. We have considered the following possible sources of taxable income when assessing whether our deferred tax assets will be realized as an income tax benefit(s): (1) future reversals of existing taxable temporary differences; (2) taxable income in prior carryback years; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforward.

It is difficult to rely on future taxable income as an indicator that a valuation allowance is not required when there is negative evidence, as is the case with our company, that a company has had cumulative losses in recent years. We accord significant weight to the existence of cumulative losses in recent years when assessing the evidence as to whether a valuation allowance is needed. We considered income forecasts in conjunction with other positive and negative evidence, including our current financial performance and our ongoing debt service costs pursuant to our senior secured credit facility. As a result, we determined that there was not sufficient positive evidence for us to conclude that it was "more-likely-than-not" that these deferred tax assets would be realized as an income tax benefit(s). Therefore, we have provided a full valuation allowance against our U.S. net deferred tax assets. We will undertake this assessment of our deferred tax assets in future periods.

Our results of operations may be impacted in the future by our inability to realize a tax benefit for future tax losses or for items that generate additional deferred tax assets. Our results of operations might be favorably impacted in the future by reversals of valuation allowances if we are able to demonstrate sufficient positive evidence that our deferred tax assets will more likely than not be realized as an income tax benefit(s).

We consider the undistributed earnings of our foreign subsidiaries as of June 30, 2010 to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. During the fourth quarter of fiscal year 2010, we completed a one-time, non-recurring distribution of foreign earnings of approximately $24.5 million to the U.S. This distribution did not result in a U.S. federal income tax liability. Except for this distribution, we intend to continue to indefinitely reinvest our remaining undistributed foreign earnings. Our undistributed earnings in significant jurisdictions are approximately $366.0 million as of June 30, 2010. Upon distribution of those earnings in the form of dividends or otherwise, we could be subject to both U.S. income taxes and withholding taxes payable to various foreign countries. It is currently not practicable to compute the residual taxes due on such earnings.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

	Fiscal Years Ended June 30,		
	2010	**2009**	**2008**
Gross unrecognized tax benefits balance at beginning of period	$ 7,821	$17,298	$ 8,387
Increase related to prior year tax positions	78	231	4,126
Decrease related to prior year tax positions	(1,388)	(7,058)	—
Increase related to current year tax positions	1,384	3,122	4,785
Decrease related to settlements	(2,284)	—	—
Decrease related to lapse of statute of limitations	—	(5,772)	—
Gross unrecognized tax benefits balance at end of period	$ 5,611	7,821	17,298

We believe the amount of unrecognized tax benefits expected to be recognized in the next twelve months is not significant. Of the unrecognized tax benefits reflected above, we expected $10.8 million, $2.6 million, and $5.6 million to impact the effective tax rate for fiscal years 2008, 2009 and 2010, respectively.

We file U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. Pursuant to the terms of the acquisition agreements, the sellers in our business combinations have indemnified us for all tax liabilities related to the pre-acquisition periods. We are liable for any tax assessments for the post-acquisition periods for our U.S. and foreign jurisdictions.

We recognize interest accrued and penalties, if incurred, related to unrecognized tax benefits as a component of income tax expense. We had approximately $0.5 million and $0.3 million of accrued interest expense related to the unrecognized tax benefits for fiscal years 2009 and 2010. There was no accrued interest expense related to the unrecognized tax benefits for fiscal year 2008.

We are subject to taxation in various jurisdictions and as such under examination by certain tax authorities. The material jurisdictions that are subject to examination by tax authorities primarily include the United States, France, Germany, Spain, Switzerland and the United Kingdom, covering tax years 2005 through 2010.

Subsequent to the issuance of our consolidated financial statements for the fiscal year ended June 30, 2009, we discovered that, in connection with our determination of the valuation allowance to be provided against our Dutch fiscal unity tax group's deferred tax assets, we did not consider the future reversal of our Dutch fiscal unity tax group's deferred tax liabilities as a source of income. As a result, the valuation allowance provided against the deferred tax assets of our Dutch fiscal unity tax group was overstated. Accordingly, as described below, certain previously reported amounts included in our consolidated financial statements have been restated to reflect the correction of this error. We believe the effects of this error are not material to our previously issued consolidated financial statements. Our conclusion that the error was not material included an evaluation of both quantitative and qualitative factors as well as the guidance provided by SEC Staff Accounting Bulletin ("SAB") No. 99, *Materiality*, and SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

	As Previously Reported	Adjustment	Adoption of New Accounting Pronouncement (Note 2)	As Adjusted
Balance Sheet as of June 30, 2009:				
Income taxes payable	$ 17,462	$(1,464)	$ —	$ 15,998
Noncurrent deferred income tax liabilities	53,965	(7,094)	—	46,871
Accumulated deficit	(52,332)	7,997	—	(44,335)
Accumulated other comprehensive income	6,319	561	(3,206)	3,674
Total Solera Holdings, Inc. stockholders' equity	558,939	8,558	(81,611)	485,886
Total stockholders' equity	558,939	8,558	(74,682)	492,815
Statement of Operations for the Fiscal Year Ended June 30, 2009:				
Income tax provision	$ 26,650	$ (482)	$ —	$ 26,168
Net income	66,151	482	—	66,633
Net income attributable to Solera Holdings, Inc	57,825	482	—	58,307
Net income attributable to Solera Holdings, Inc per common share:				
Basic	$ 0.86	$ 0.01	$ (0.01)	$ 0.86
Diluted	$ 0.85	$ 0.01	$ —	$ 0.86
Balance Sheet as of June 30, 2008:				
Accumulated deficit	$(110,157)	$ 7,515	$ —	$(102,642)
Accumulated other comprehensive income	65,565	1,560	(12,635)	54,490
Total Solera Holdings, Inc. stockholders' equity	466,308	9,075	(85,624)	389,759
Total stockholders' equity	466,308	9,075	(79,570)	395,813
Statement of Operations for the Fiscal Year Ended June 30, 2008:				
Income tax provision	$ 34,335	$ 771	$ —	$ 35,106
Net income (loss)	7,841	(771)	—	7,070
Net income (loss) attributable to Solera Holdings, Inc	598	(771)	—	(173)
Net income (loss) attributable to Solera Holdings, Inc per common share:				
Basic	$ 0.01	$ (0.01)	$ —	$ (0.00)
Diluted	$ 0.01	$ (0.01)	$ —	$ (0.00)
Weighted average shares used in the calculation of net income attributable to Solera Holdings, Inc. per common share:				
Diluted	64,737	(1,237)	—	63,500
Balance Sheet as of June 30, 2007:				
Accumulated deficit	$(111,687)	$ 8,287	$ —	$(103,400)
Accumulated other comprehensive income	7,022	113	—	7,135
Total Solera Holdings, Inc. stockholders' equity	401,274	8,400	(72,784)	336,890
Total stockholders' equity	401,274	8,400	(67,615)	342,059

14. CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Leases and Other Contractual Commitments

We lease office space and equipment under various operating and capital leases, and sublease certain excess office space. Additionally, we have contractual obligations under software license agreements and other purchase commitments. Total expense incurred under these agreements was approximately $16.4 million, $14.1 million and $14.5 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Sublease income recognized for the fiscal years ended June 30, 2010, 2009 and 2008 was $1.3 million, $1.3 million and $1.0 million, respectively. Obligations under capital leases totaled $3.4 million and $2.6 million at June 30, 2010 and 2009, respectively.

Future minimum contractual commitments and future committed sublease income at June 30, 2010 are as follows (in thousands):

	Commitments	Subleases
2011	$16,813	$1,170
2012	12,495	1,120
2013	8,729	654
2014	5,594	—
2015	5,120	—
Thereafter	5,634	—
Total	$54,385	$2,944

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

Contingencies

In the normal course of business, we are subject to various claims, charges and litigation. In particular, we have been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers, one of which is the subject of pending litigation. In addition, we are subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or our agreements with them are not enforceable, some of which are the subject of pending litigation. We have and will continue to vigorously defend ourselves against these claims. We believe that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

Guarantees

We have irrevocably and unconditionally guaranteed the subordinated note payable issued in the acquisition of HPI (Note 9). Additionally, in the normal course of business, we enter into contracts in which we makes representations and warranties that guarantee the performance of our products and services. Losses related to such guarantees were not significant during any of the periods presented.

15. Segment and Geographic Information

Segment Information

We have aggregated our operating segments into the following two reportable segments, EMEA and Americas. The EMEA business unit encompasses our operations in Europe, the Middle East, Africa, Asia and Australia. The Americas business unit encompasses our operations in North America, and Central and South America. Our chief operating decision maker is our Chief Executive Officer. We evaluate the performance of our reportable segments based on revenues and adjusted EBITDA, a non-GAAP financial measure that represents

GAAP net income excluding interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, restructuring charges, asset impairments and other costs associated with exit or disposal activities, other (income) expense, and acquisition-related costs. We do not allocate certain costs, including costs related to our financing activities, business development and oversight, and tax, audit and other professional fees, to our reportable segments. Instead, we manage these costs at the Corporate level.

(in thousands)	EMEA	Americas	Corporate	Total
Fiscal Year Ended June 30, 2010				
Revenues	$ 420,753	$210,595	$ —	$ 631,348
Income (loss) before income tax provision and noncontrolling interests	131,863	61,626	(67,147)	126,342
Significant items included in income (loss) before income taxes and noncontrolling interests:				
Depreciation and amortization	60,337	28,641	—	88,978
Interest expense	1,498	277	31,007	32,782
Other (income) expense—net	1,968	(118)	2,114	3,964
Total assets at end of period	1,054,573	261,659	40,421	1,356,653
Capital expenditures	12,990	9,554	—	22,544
Fiscal Year Ended June 30, 2009				
Revenues	$ 351,741	$205,950	$ —	$ 557,691
Income (loss) before income tax provision and noncontrolling interests	102,831	48,288	(58,318)	92,801
Significant items included in income (loss) before income taxes and noncontrolling interests:				
Depreciation and amortization	54,240	31,897	9	86,146
Interest expense	767	285	37,513	38,565
Other (income) expense—net	(1,415)	(617)	(13,624)	(15,656)
Total assets at end of period	1,130,655	279,571	8,383	1,418,609
Capital expenditures	7,268	6,811	—	14,079
Fiscal Year Ended June 30, 2008				
Revenues	$ 334,176	$205,677	$ —	$ 539,853
Income (loss) before income taxes and noncontrolling interests	82,593	31,124	(71,541)	42,176
Significant items included in income (loss) before income taxes and noncontrolling interests:				
Depreciation and amortization	57,524	37,742	—	95,266
Interest expense	60	302	45,368	45,730
Other (income) expense—net	(8,120)	(983)	(415)	(9,518)
Total assets at end of period	1,026,879	300,310	4,566	1,331,755
Capital expenditures	5,965	8,820	—	14,785

Geographic Information

Geographic revenue information is based on the location of the customer. No single country other than the United States, the United Kingdom, and Germany accounted for 10% or more of our consolidated revenue and/or property and equipment.

(in thousands)	Europe *	United States	United Kingdom	Germany	All Other	Total
Revenues:						
Fiscal Year Ended June 30, 2010	$240,256	$140,607	$95,178	$73,854	$81,453	$631,348
Fiscal Year Ended June 30, 2009	206,957	145,898	70,368	55,384	79,084	557,691
Fiscal Year Ended June 30, 2008	203,773	147,875	57,819	52,450	77,936	539,853
Property and equipment, net:						
At June 30, 2010	7,527	18,310	18,107	6,100	3,211	53,255
At June 30, 2009	3,245	20,160	13,865	7,963	5,551	50,784

* Excludes the United Kingdom and Germany.

Concentration of Risks

We offer a broad range of services to a diverse group of customers throughout North, Central and South America, Europe, the Middle East, Africa and Asia. We perform periodic credit evaluations of its customers and monitor their financial condition and developing business news. No customers accounted for more than 10% of consolidated revenues or accounts receivable for any of the periods presented.

16. Subsequent Events

On July 19, 2010, we announced that our board of directors approved the payment of a quarterly cash dividend of $0.075 per outstanding share of common stock and per outstanding restricted stock unit, payable on September 22, 2010 to stockholders and restricted stock unit holders of record at the close of business on September 9, 2010.

Quarterly Financial Results (Unaudited)

Summarized unaudited quarterly results of operations for the fiscal years ended June 30, 2010 and 2009 are as follows (amounts in thousands, except per share data):

Fiscal Year Ended June 30, 2010 (1)(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$150,769	$163,318	$162,542	$154,719
Cost of revenues (excluding depreciation and amortization)	49,619	52,568	48,991	47,600
Net income attributable to Solera Holdings, Inc.	$ 19,983	$ 23,278	$ 22,585	$ 18,586
Net income attributable to Solera Holdings Inc. per common share:				
Basic	$ 0.29	$ 0.33	$ 0.32	$ 0.26
Diluted	$ 0.29	$ 0.33	$ 0.32	$ 0.26

Fiscal Year Ended June 30, 2009 (2)(3)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (4)
Revenues	$142,992	$131,301	$139,263	$144,135
Cost of revenues (excluding depreciation and amortization)	49,303	43,910	46,473	48,356
Net income attributable to Solera Holdings, Inc.	$ 14,347	$ 19,645	$ 11,987	$ 12,328
Net income attributable to Solera Holdings Inc. per common share:				
Basic	$ 0.22	$ 0.29	$ 0.17	$ 0.18
Diluted	$ 0.22	$ 0.29	$ 0.17	$ 0.18

(1) The results of operations of AUTOonline, GTLDATA and Market Scan, acquired in fiscal year 2010, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(2) Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the second quarter and third quarter versus the first quarter and fourth quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the second quarter and third quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays. For example, the Easter holiday occurs during the third quarter in certain fiscal years and occurs during the fourth quarter in other fiscal years, resulting in a change in the number of business days during the quarter in which the holiday occurs.

(3) The results of operations of HPI, UCS and Inpart, acquired in fiscal year 2009, are included from the respective dates of the acquisitions, which are not the first day of the applicable fiscal year.

(4) The results of operations for the fourth quarter of fiscal year 2009 reflect the correction of an immaterial error which is described in Note 13.

(a) (2)

SOLERA HOLDINGS, INC.
Schedule II—Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Net Additions Charged (Credited) to Expense	Deductions (1)	Other (2)	Balance at End of Period
Allowance for doubtful accounts:					
Year Ended June 30, 2010	$2,344	$1,278	$(1,943)	392	$2,071
Year Ended June 30, 2009	$1,289	$1,549	$(1,118)	624	$2,344
Year Ended June 30, 2008	$1,170	$ 890	$ (771)	—	$1,289

(1) Deductions for allowance for doubtful accounts primarily consists of accounts receivable written-off, net of recoveries.

(2) Represents balances acquired in connection with business combinations.

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EXHIBIT INDEX

Exhibit Number	Description
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
3.2*	Amended and Restated By-laws of the Registrant (filed as Exhibit 3.1 to Solera Holdings, Inc.'s Form 8-K filed with the SEC on November 18, 2008).
4.1*	Specimen Common Stock Certificate (filed as Exhibit 4.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
4.2*	Registration Rights Agreement, dated as of April 1, 2005, by and among Solera Holdings, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and each of the other Stockholders party thereto (filed as Exhibit 4.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.1*	Transaction Agreement, dated as of February 8, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.2*	Amendment No. 1 to Transaction Agreement, dated as of March 28, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.3*	Amendment No. 2 to Transaction Agreement, dated as of April 13, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.3 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.4*#	Solera Holdings, Inc. 2007 Long-Term Equity Incentive Plan (filed as Exhibit 10.5 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.5*#	Form of Option Agreement issued under 2007 Long-Term Equity Incentive Plan (filed as Exhibit 10.6 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on April 30, 2007).
10.6*#	Solera Holdings, LLC 2006 Employee Securities Purchase Plan (filed as Exhibit 10.7 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007).
10.7*#	Solera Holdings, Inc. 2007 Employee Stock Purchase Plan (filed as Exhibit 10.8 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.8*#	Form of Indemnification Agreement (filed as Exhibit 10.9 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007).
10.9*#	Second Amended and Restated Senior Management Agreement, dated as of January 28, 2008, by and among Solera Holdings, Inc., Solera, Inc., Tony Aquila, Anthony Aquila 2007 Annuity Trust dated May 10, 2007, Shelly Renee Aquila and Shelly Renee Aquila 2007 Annuity Trust dated May 10, 2007 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on February 13, 2008).
10.10*	First Amended and Restated First Lien Credit and Guaranty Agreement, dated as of May 16, 2007, among Audatex North America, Inc., Solera Nederland Holding B.V., Audatex Holdings IV B.V., Audatex Holdings, LLC, the other Guarantors party thereto, Goldman Sachs Credit Partners L.P., Citigroup Global Markets, Inc., Citicorp USA, Inc. and the other Lenders party thereto (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on June 25, 2007)
10.11*#	Management Agreement, dated as of December 31, 2007, by and among Solera Holdings, Inc., Solera, Inc. and Jason Brady (filed as Exhibit 10.17 to Solera Holdings, Inc.'s Form 10-K filed with the SEC on August 29, 2008).

Exhibit Number	Description
10.12*#	Solera Holdings, Inc. 2008 Omnibus Incentive Plan (filed as Appendix A to Solera Holdings, Inc.'s Definitive Proxy Statement filed with the SEC on August 29, 2008).
10.13*	Share Purchase Agreement among RAC plc, HPI Holding Limited and Solera Holdings, Inc. dated December 19, 2008 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on February 9, 2009).
10.14*	Share Purchase Agreement among ArgeMu Holding GmbH, a German limited liability company and an indirect wholly owned subsidiary of the registrant, Solera Holdings, Inc., "Cuss-GmbH" Computerunterstützte Sachverständigen Systeme, a German limited liability company, DEKRA Automobil GmbH, a German limited liability company, and AWG Abfallwirtschaftsgesellschaft mbH, a German limited liability company dated September 16/17, 2009 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on November 6, 2009).
10.15*#	Employment Offer Letter between Solera Holdings, Inc. and John J. Giamatteo dated January 13, 2010 (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on May 7, 2010).
10.16#	Employment Agreement between Audatex (Schweiz) GmbH (formerly known as Audatex Holding GmbH) and Renato Giger dated December 11, 2006, as amended.
10.17#	Severance Agreement and Release between Solera Holdings, Inc. and Dudley Mendenhall dated July 2, 2010.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference.

\# Management contract or compensatory plan or arrangement.